Exhibit 10.1

Published CUSIP Number: 83002DAN5
Revolving Credit Facility CUSIP Number: 83002DAP06
Tranche B Term Loan Facility CUSIP Number: 83002DAQ88

$950,000,000
AMENDED AND RESTATED CREDIT AGREEMENT

among

SIX FLAGS ENTERTAINMENT CORPORATION,
as Parent

SIX FLAGS OPERATIONS INC.,
as Holdings

SIX FLAGS THEME PARKS INC.,
as Borrower,

The Several Lenders from Time to Time Parties Hereto,

BANK OF AMERICA, N.A. AND GOLDMAN SACHS BANK USA,
as Co-Syndication Agents,

BARCLAYS BANK PLC, JPMORGAN CHASE BANK, N.A., COMPASS BANK AND HSBC BANK USA, NATIONAL ASSOCIATION,
as Co-Documentation Agents,

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Administrative Agent, an Issuing Lender and Swing Line Lender

Dated as of June 30, 2015

WELLS FARGO SECURITIES, LLC and
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
as Joint Lead Arrangers

WELLS FARGO SECURITIES, LLC, BARCLAYS BANK PLC, GOLDMAN SACHS BANK USA, J.P. MORGAN SECURITIES LLC AND MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,
as Joint Bookrunners

TABLE OF CONTENTS
SECTION 1.	DEFINITIONS	1
1.1.	Defined Terms	1
1.2.	Other Definitional Provisions	51
SECTION 2.	AMOUNT AND TERMS OF TERM LOAN COMMITMENTS	52
2.1.	Term Loan Commitments	52
2.2.	Procedure for Term Loan Borrowing	52
2.3.	Repayment of Term Loans	53
2.4.	Incremental Term Loans	54
2.5.	Refinancing Term Loans and Refinancing Notes	56
SECTION 3.	AMOUNT AND TERMS OF THE REVOLVING FACILITIES COMMITMENTS AND SWING LINE COMMITMENT	58
3.1.	Revolving Credit Commitments	58
3.2.	Procedure for Revolving Credit Borrowing	58
3.3.	Increase in Revolving Credit Commitments	59
3.4.	Replacement Revolving Credit Commitments	61
SECTION 4.	LETTERS OF CREDIT; SWING LINE LOANS	63
4.1.	L/C Commitment	63
4.2.	Procedure for Issuance of Letter of Credit	63
4.3.	Fees and Other Charges	64
4.4.	L/C Participations	64
4.5.	Reimbursement Obligation of the Borrower	65
4.6.	Obligations Absolute	66
4.7.	Letter of Credit Payments	66
4.8.	Applications	66
4.9.	Swing Line Commitment	66
4.10.	Procedure for Swing Line Borrowing; Refunding of Swing Line Loans	67
SECTION 5.	CERTAIN PROVISIONS APPLICABLE TO THE LOANS AND THE LETTERS OF CREDIT	68
5.1.	Repayment of Loans; Evidence of Debt	68
5.2.	Commitment Fees, Etc.	69
5.3.	Termination or Reduction of Revolving Credit Commitments	70
5.4.	Optional Prepayments	70
5.5.	Mandatory Prepayments and Commitment Reductions	71
5.6.	Conversion and Continuation Options	73
5.7.	Minimum Amounts and Maximum Number of Eurocurrency Tranches	74
5.8.	Interest Rates and Payment Dates	74
5.9.	Computation of Interest and Fees	75
5.10.	Inability to Determine Interest Rate	75
5.11.	Pro Rata Treatment and Payments	76
5.12.	Requirements of Law	78
5.13.	Taxes	79
5.14.	Indemnity	83
5.15.	Illegality	83
5.16.	Change of Lending Office	83
5.17.	Replacement of Lenders under Certain Circumstances	84
5.18.	Loan Auctions	84

5.19.	Auction Procedures	85
5.20.	Defaulting Lenders	87
5.21.	Extensions of Term Loans and Revolving Credit Commitments	90
SECTION 6.	REPRESENTATIONS AND WARRANTIES	94
6.1.	Financial Condition	94
6.2.	No Change	94
6.3.	Existence; Compliance with Law	94
6.4.	Corporate Power; Authorization; Enforceable Obligations	95
6.5.	No Legal Bar	95
6.6.	Litigation	95
6.7.	No Default	95
6.8.	Ownership of Property; Liens	95
6.9.	Intellectual Property	96
6.10.	Taxes	96
6.11.	Federal Regulations	96
6.12.	Labor Matters	97
6.13.	ERISA	97
6.14.	Investment Company Act; Other Regulations	98
6.15.	Subsidiary Guarantors and Other Entities	98
6.16.	Use of Proceeds	98
6.17.	Environmental Matters	99
6.18.	Accuracy of Information, Etc.	100
6.19.	Security Documents	100
6.20.	Solvency	102
6.21.	Regulation H	102
6.22.	Parks	102
6.23.	Anti-Corruption Laws and Sanctions	102
SECTION 7.	CONDITIONS PRECEDENT	102
7.1.	Conditions Precedent to Initial Borrowing	102
7.2.	Conditions to Each Extension of Credit	105
SECTION 8.	AFFIRMATIVE COVENANTS	106
8.1.	Financial Statements and Other Information	106
8.2.	Notices of Material Events	109
8.3.	Existence, Inspection of Books and Records, Etc.	110
8.4.	Insurance	111
8.5.	Compliance with Contractual Obligations and Requirements of Law	111
8.6.	Additional Collateral, Etc	112
8.7.	Further Assurances	116
8.8.	Environmental Laws	116
8.9.	Ratings by S&P and Moody’s	116
8.10.	Post-Closing Covenants	116
SECTION 9.	NEGATIVE COVENANTS	117
9.1.	Senior Secured Leverage Ratio	117
9.2.	Consolidated Interest Coverage Ratio	117
9.3.	Indebtedness	117
9.4.	Liens	123

9.5.	Prohibition of Fundamental Changes	126
9.6.	Restricted Payments	130
9.7.	Capital Expenditures	133
9.8.	Investments	134
9.9.	Prepayment of Certain Indebtedness	138
9.10.	Transactions with Affiliates	139
9.11.	Changes in Fiscal Periods	139
9.12.	Certain Restrictions	139
9.13.	Lines of Business	140
9.14.	Modifications of Certain Documents	140
9.15.	Limitation on Activities of Parent and Holdings	141
9.16.	Limitation on Hedging Agreements	141
9.17.	Designation of Subsidiaries	142
SECTION 10.	EVENTS OF DEFAULT	143
SECTION 11.	THE AGENTS	147
11.1.	Appointment	147
11.2.	Delegation of Duties	147
11.3.	Exculpatory Provisions	147
11.4.	Reliance by Agents	148
11.5.	Notice of Default	148
11.6.	Non-Reliance on Agents and Other Lenders	149
11.7.	Indemnification	149
11.8.	Agent in Its Individual Capacity	150
11.9.	Successor Agents and Other Persons	150
11.10.	Authorization to Release Liens and Guarantees	151
11.11.	The Arranger, Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents	151
11.12.	Withholding Taxes.	151
11.13.	Administrative Agent May File Proofs of Claim.	152
SECTION 12.	MISCELLANEOUS	152
12.1.	Amendments and Waivers	152
12.2.	Notices	155
12.3.	No Waiver; Cumulative Remedies	156
12.4.	Survival of Representations and Warranties	157
12.5.	Payment of Expenses; Indemnification	157
12.6.	Successors and Assigns; Participations and Assignments	159
12.7.	Adjustments; Set-off	164
12.8.	U.S.A. Patriot Act	165
12.9.	Counterparts	165
12.10.	Severability	165
12.11.	Integration	165
12.12.	GOVERNING LAW	166
12.13.	Submission To Jurisdiction; Waivers	166
12.14.	Acknowledgments	166
12.15.	Confidentiality	167
12.16.	Release of Collateral and Guarantee Obligations	168
12.17.	Accounting Changes	170

12.18.	Delivery of Lender Addenda	170
12.19.	WAIVERS OF JURY TRIAL	170
12.20.	Usury Savings Clause	170
12.21.	Amendment and Restatement	171

ANNEXES:
A	Existing Letters of Credit

SCHEDULES:
1.1(a)	Mortgaged Property
6.4	Consents, Authorizations, Filings and Notices
6.8	Material Real Properties
6.15(a)	Loan Parties
6.15(b)	Non-Loan Parties
6.17	Environmental Matters
6.19(a)-1	UCC Filing Jurisdictions
6.19(a)-2	UCC Financing Statements to Remain on File
6.19(a)-3	UCC Financing Statements to be Terminated
6.19(b)	Mortgage Filing Jurisdictions
6.21	Mortgaged Properties in Flood Zones
6.22	Existing Parks
8.1	Post-Closing Covenants
9.3(b)	Existing Indebtedness
9.4(b)	Liens
9.5(c)	Certain Permitted Dispositions
9.8(a)	Permitted Investments
9.13	Business Activities

EXHIBITS:
A	Form of Amended and Restated Guarantee and Collateral Agreement
B	Form of Compliance Certificate
C	[Reserved]
D	Form of Solvency Certificate
E	Form of Assignment and Acceptance
F	[Reserved]
G-1	Form of Tranche B Term Note
G-2	Form of Revolving Credit Note
G-3	Form of Swing Line Note
H	[Reserved]
I-1	Form of Exemption Certificate for Non-U.S. Lenders that are not partnerships for
U.S. Federal income tax purposes
I-2	Form of Exemption Certificate for Non-U.S. Participants that are not partnerships for U.S. Federal income tax purposes
I-3	Form of Exemption Certificate for Non-U.S. Lenders that are partnerships for
U.S. Federal income tax purposes

v

I-4	Form of Exemption Certificate for Non-U.S. Participants that are partnerships for U.S. Federal income tax purposes
J	Form of Lender Addendum
K	Form of Borrowing Notice
L	Form of Auction Notice
M	Form of Return Bid
N	Form of Amended and Restated Intercompany Subordinated Note

AMENDED AND RESTATED CREDIT AGREEMENT, dated June 30, 2015, among SIX FLAGS ENTERTAINMENT CORPORATION, a Delaware corporation (“Parent”), SIX FLAGS OPERATIONS INC., a Delaware corporation (“Holdings”), SIX FLAGS THEME PARKS INC., a Delaware corporation (the “Borrower”), the several banks and other financial institutions or entities from time to time parties to this Agreement (as defined below) (the “Lenders”) and WELLS FARGO BANK, NATIONAL ASSOCIATION, as administrative agent (in such capacity, the “Administrative Agent”), an Issuing Lender and Swing Line Lender.
WHEREAS, Parent, Holdings, the Borrower and Wells Fargo Bank, National Association, as administrative agent, the lenders and the other parties thereto entered into that certain Credit Agreement dated as of December 20, 2011 (as amended by that certain First Amendment to Credit Agreement dated as of December 10, 2012 and that certain Second Amendment to Credit Agreement dated as of December 23, 2013, the “Existing Credit Agreement”); and
WHEREAS, Parent, Holdings and Borrower have requested the Lenders to make loans and other credit available to them to enable them to, among other things, refinance certain existing indebtedness, pay related fees and expenses and finance the working capital needs and general corporate purposes of Parent, Holdings, the Borrower and its Subsidiaries, and the Lenders have agreed, subject to the terms and conditions hereof, to enter into this Agreement.
Accordingly, the parties hereto hereby agree as follows:
SECTION 1. DEFINITIONS

1.1.    Defined Terms. As used in this Agreement, the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1.

“Accounting Changes”: as defined in Section 12.17.
“Acquisition”: any acquisition, whether in a single transaction or series of related transactions, by Parent or any one or more of its Subsidiaries of (a) all or substantially all of the assets or business of another Person, or assets constituting a business unit, line of business or division of any Person, whether through purchase of assets or securities, by merger or otherwise; or (b) any Person that becomes a Subsidiary after giving effect to such acquisition.
“Acquisition Parties”: SFOG Acquisition A, Inc., a Delaware corporation, SFOG Acquisition B, L.L.C., a Delaware limited liability company, SFOT Acquisition I, Inc., a Delaware corporation, and SFOT Acquisition II, Inc., a Delaware corporation.
“Administrative Agent”: as defined in the preamble hereto.
“Affiliate”: any Person that directly or indirectly controls, or is under common control with, or is controlled by, Parent and, if such Person is an individual, any member of the immediate family (including parents, spouse, children) of such individual and any trust whose principal beneficiary is such individual or one or more members of such immediate family and any Person who is controlled by any such member or trust. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). Notwithstanding the foregoing, (a) no individual shall be an Affiliate solely by reason of his or her being a director, officer or employee of Parent, Holdings or any of its Subsidiaries and (b) none of the Subsidiaries of Borrower shall be Affiliates.
“Agents”: the collective reference to the Co-Documentation Agents, the Co-Syndication Agents, the Joint Bookrunners and the Administrative Agent.
“Aggregate Exposure”: with respect to any Lender at any time, an amount equal to the sum of (a) the aggregate then unpaid principal amount of such Lender’s Term Loans and (b) the amount of such Lender’s Revolving Credit Commitments then in effect or, if the Revolving Credit Commitments have been terminated, the amount of such Lender’s Revolving Extensions of Credit then outstanding.
“Aggregate Exposure Percentage”: with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender’s Aggregate Exposure at such time to the sum of the Aggregate Exposures of all Lenders at such time.

“Agreement”: this Amended and Restated Credit Agreement, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.
“Anti-Corruption Laws”: all laws, rules, and regulations of any jurisdiction applicable to Parent or any of its Subsidiaries from time to time concerning or relating to bribery or corruption.
“Applicable Discount”: as defined in Section 5.19(c).
“Applicable Margin”: (a) in the case of Tranche B Term Loans, the corresponding percentages per annum as set forth below based on the Parent Consolidated Leverage Ratio:

		Tranche B Term Loans
Pricing Level	Parent Consolidated Leverage Ratio	Eurocurrency Loans	Base Rate Loans
I	Less than 3.00:1.00	2.50%	1.50%
II	Greater than or equal to 3.00:1.00	2.75%	1.75%
and (b) in the case of Revolving Credit Loans, the corresponding percentages per annum as set forth below based on the Senior Secured Leverage Ratio:

			Revolving Credit Loans
Pricing Level	Senior Secured Leverage Ratio	Commitment Fee Rate	Eurocurrency Loans	Base Rate Loans
I	Less than 1.25:1.00	0.25%	1.75%	0.75%
II	Greater than or equal to 1.25:1.00, but less than 2.50:1.00	0.375%	2.00%	1.00%
III	Greater than or equal to 2.50:1.00	0.375%	2.25%	1.25%

Swing Line Loans shall bear interest at the rate applicable to Revolving Credit Loans that are Base Rate Loans.
Notwithstanding the foregoing, (w) the Applicable Margin in respect of any Class of Extended Revolving Credit Commitments or any Extension Series of Extending Term Loans or Revolving Credit Loans shall be the applicable percentages per annum set forth in the relevant Extension Offer, (x) the Applicable Margin in respect of any increase in Revolving Credit Commitment or any Class of Incremental Term Loans shall be the applicable percentages per annum set forth in the relevant Incremental Amendment, (y) the Applicable Margin in respect of any Class of Replacement Revolving Commitments shall be the applicable percentages per annum set forth in the relevant agreement and (z) the Applicable Margin in respect of any Class of Refinancing Term Loans shall be the applicable percentages per annum set forth in the relevant agreement.
The Applicable Margin shall be determined and adjusted quarterly on the date (each a “Calculation Date”) three Business Days following receipt by the Administrative Agent of a certificate from a Responsible Officer of Parent delivered pursuant to Section 8.1(f); provided that (a) the Applicable Margin for Tranche B Term Loans shall be based on Pricing Level II and the Applicable Margin for Revolving Credit Loans shall be based on Pricing Level II, in each case until the first Calculation Date after September 30, 2015 and thereafter the Pricing Level shall be determined by reference to the Parent Consolidated Leverage Ratio or the Senior Secured Leverage Ratio, as applicable, as of the last day of the most recently ended fiscal quarter of the Borrower preceding the applicable Calculation Date and (b) if the Borrower fails to provide the certificate of a Responsible Officer of Parent as required by Section 8.1(f) for the most recently ended fiscal quarter of the Borrower preceding the applicable Calculation Date, the Applicable Margin from such Calculation Date shall be based on Pricing Level II (in the case of Tranche B Term Loans) and Pricing Level III (in the case of Revolving Credit Loans) until such time as an appropriate certificate is provided, at which time the Pricing Level shall be determined by reference to the Parent Consolidated Leverage Ratio or the Senior Secured Leverage Ratio, as applicable, as of the last day of the most recently ended fiscal quarter of the Borrower preceding such Calculation Date. The Applicable Margin shall be effective from one Calculation Date until the next Calculation Date.
Notwithstanding the foregoing, in the event that any financial statement delivered pursuant to Section 8.1(a) or Section 8.1(d) or certificate delivered pursuant to Section 8.1(f) is shown to be inaccurate, and such inaccuracy, if corrected, would have led to the application of a higher Applicable Margin for any period (an “Applicable Period”) than the Applicable Margin applied for such Applicable Period, then (x) the Borrower shall deliver to the Agent a corrected compliance certificate for such Applicable Period, (y) the Applicable Margin for such Applicable Period shall be determined as if the Parent Consolidated Leverage Ratio and the Senior Secured Leverage Ratio in the corrected compliance certificate were applicable for such Applicable Period, and (z) the Borrower shall retroactively be obligated to pay to the Administrative Agent for the benefit of the Lenders the accrued additional interest and fees owing as a result of such increased Applicable Margin for such Applicable Period; provided such shortfall shall be due and payable within five Business Days after delivery of such corrected compliance certificate and no Default or Event of Default shall be deemed to have occurred solely as a result of such non-payment until the expiration of such five Business Day period. The Borrower’s obligations under this paragraph shall survive for so long as the Obligations with respect to Loans, Commitments or Letters of Credit (other than Letters of Credit that have been cash collateralized in full or a backstop Letter of Credit reasonably acceptable to the applicable issuing Lender is in place and other than contingent indemnification obligations not yet due and payable) remain outstanding.
“Applicable Period”: as defined in the definition of “Applicable Margin”.
“Applicable Term Loan Facility”: as defined in Section 5.19(a).
“Application”: an application, in such form as the relevant Issuing Lender may specify from time to time, requesting such Issuing Lender to issue a Letter of Credit.
“Approved Fund”: as defined in Section 12.6(b).
“Arranger”: the reference to Wells Fargo Securities, LLC, in its capacity as lead arranger.
“Asset Sale”: any Disposition of Property or series of related Dispositions of Property (excluding any such Disposition permitted by clauses (i) through (v), clauses (ix) through (xii), clauses (xiv) through (xvi), and clause (xx) of Section 9.5(c)) which yields gross proceeds to Parent, or any of its Subsidiaries (valued at the initial principal amount thereof in the case of non-cash proceeds consisting of notes or other debt securities and valued at fair market value in the case of other non-cash proceeds) in excess of $15,000,000.
“Assignee”: as defined in Section 12.6(b)(i).
“Assignment and Acceptance”: an Assignment and Acceptance substantially in the form of Exhibit E.
“Auction”: a “Dutch” auction whereby the Borrower offers to purchase Term Loans under any Facility of Term Loans pursuant to the auction procedures set forth in Section 5.19.
“Auction Amount”: as defined in Section 5.19(a).
“Auction Notice”: as defined in Section 5.19(a).
“Available Amount”: at any time, the sum of, without duplication:
(i)$170,000,000 plus

(ii)the cumulative portion of Excess Cash Flow for each fiscal year (if positive) of the Borrower, commencing with the fiscal year ending December 31, 2015, that is not required to be applied to prepay Loans pursuant to Section 5.5(c); plus

(iii) (x) the portion of the Net Cash Proceeds and the fair market value (as determined in good faith by the Borrower) from any sale of Capital Stock of Parent or any property or assets contributed to its capital of the Borrower after the Closing Date and prior to such time and (y) the aggregate amount by which Indebtedness (other than any Indebtedness owed to any of its Subsidiaries) incurred by the Borrower or any of its Subsidiaries after the Closing Date and prior to such time is reduced on each of their respective balance sheets upon the conversion or exchange into Qualified Capital Stock (less the amount of any cash, or the fair market value (as determined in good faith by the Borrower) of assets distributed by the Borrower or any of its Subsidiaries upon such conversion or exchange); plus

(iv)an amount equal to the Retained Declined Proceeds; plus

(v)if any Unrestricted Entity is redesignated by the Borrower as a Subsidiary, an amount equal to the fair market value (as determined in good faith by the Borrower) of the Investment by the Borrower of its Subsidiaries that are Subsidiary Guarantors in such Unrestricted Entity at the time of such redesignation, provided, however, that the foregoing amount shall not exceed the amount of Investments made to any such Unrestricted Entity prior to its redesignation following the Closing Date which reduced the Available Amount, less amounts received by the Borrower or any of its Subsidiaries that are Subsidiary Guarantors from such Unrestricted Entity that increased the Available Amount pursuant to clause (vi) below; plus

(vi) 100% of any cash dividends and other cash distributions and the fair market value (as determined in good faith by the Borrower) of property or assets other than cash received by the Borrower or any of its Subsidiaries that are Subsidiary Guarantors from an Unrestricted Entity since the Closing Date to the extent not included in Consolidated Net Income and 100% of the net proceeds received by the Borrower or any of its Subsidiaries that are Subsidiary Guarantors from the sale of any Unrestricted Entity; provided, however, that the foregoing amount shall not exceed the amount of Investments made to any such Unrestricted Entity following the Closing Date which reduced the Available Amount; plus

(vii)to the extent not included in clauses (i) through (v) above, an amount equal to (A) the sum of payments in cash received by the Borrower or any of its Subsidiaries that are Subsidiary Guarantors following the Closing Date, interest on Indebtedness, dividends, or repayment of loans or advances, or other transfers of property, in each case, received by the Borrower or any of its Subsidiaries that are Subsidiary Guarantors in respect of any Investment pursuant to Section 9.8(v)(i) or (B) from the net cash proceeds from the sale, conveyance, liquidation or other disposition of any Investment pursuant to Section 9.8(v)(i) received by the Borrower or any of its Subsidiaries that are Subsidiary Guarantors, minus;

(viii)the aggregate amount of Restricted Payments made by the Borrower in reliance on Section 9.6(c)(i), (ii) or (iii) (other than Restricted Payments made with the proceeds of a Put Related Debt Incurrence), or 9.6(e)(ii); minus

(ix)the aggregate amount of Investments made in reliance on Section 9.8(v)(i) (net of any cash return to the Borrower or any of its Subsidiaries that are Subsidiary Guarantors in respect of such Investments to the extent such cash return does not already increase Excess Cash Flow, Borrower Consolidated Adjusted EBITDA or the Available Amount); minus

(x)the aggregate amount of Indebtedness prepaid in reliance on Section 9.9(f); minus

(xi)the aggregate amount of Capital Expenditures made in reliance on Section 9.7(z).

Notwithstanding anything to the contrary in this definition of “Available Amount”, if, on any date (each an “Available Amount Reduction Trigger Date”), the Senior Secured Leverage Ratio is greater than 2.25 to 1.00 as determined pursuant to the Compliance Certificate delivered under Section 8.1(f) and was less than or equal to 2.25 to 1.00 as determined pursuant to the immediately preceding Compliance Certificate, then clause (ii) of the Available Amount (in the case of a Compliance Certificate accompanying financial statements delivered under Section 8.1(a), calculated without including Excess Cash Flow for the fiscal year most recently ended prior to delivery of such Compliance Certificate (which Excess Cash Flow shall be unaffected by such calculation)) shall be reduced to an amount not less than $0 (without duplication) by an amount (which shall not be less than $0) equal to the remainder of (A) all Restricted Payments made pursuant to Section 9.6(q) after the Closing Date and during the most recent period that the Senior Secured Leverage Ratio was continually less than or equal to 2.25 to 1.00 through the applicable Available Amount Reduction Trigger Date (such period, the “Reduced Leverage Period”), minus (B) (to the extent of the amount of Restricted Payments made during such Reduced Leverage Period pursuant to Section 9.6) first up to the lesser of (x) $120,000,000 and (y) the available amount of the basket set forth in Section 9.6(n) (and the basket set forth in Section 9.6(n) shall be deemed permanently reduced by the amount determined in this clause first), second up to the aggregate amount that would have been available for Restricted Payments during such Reduced Leverage Period pursuant to Section 9.6(k), third up to the least of (x) $200,000,000, (y) the available amount of the basket set forth in Section 9.6(h) and (z) the amount of all RP Eligible Proceeds generated during such Reduced Leverage Period (and the basket set forth in Section 9.6(h) shall be deemed permanently reduced by such amount determined in this clause third), fourth up to the available amount of the basket set forth in Section 9.6(l) (and the basket set forth in Section 9.6(l) shall be deemed permanently reduced by the amount determined in this clause fourth) and fifth up to the available amount of the basket set forth in Section 9.6(r) (and the basket set forth in Section 9.6(r) shall be deemed permanently reduced by the amount determined in this clause fifth).
“Available Amount Reduction Trigger Date”: as defined in the last paragraph of the definition of “Available Amount”.

“Available Revolving Commitment”: with respect to any Revolving Credit Lender at any time, an amount equal to the excess, if any, of (a) such Lender’s Revolving Credit Commitment then in effect over (b) such Lender’s Revolving Extensions of Credit then outstanding; provided, that in calculating any Lender’s Revolving Extensions of Credit for the purpose of determining such Lender’s Available Revolving Commitment pursuant to Section 5.2(a), the aggregate principal amount of Swing Line Loans then outstanding shall be deemed to be zero.
“Bankruptcy Code”: the Federal Bankruptcy Code of 1978, as amended from time to time.
“Base Capital Expenditure Amount”: as defined in Section 9.7.
“Base Rate”: for any day, a rate per annum (rounded upwards, if necessary, to the next 1/100 of 1.00%) equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus ½ of 1.00% and (c) the Eurocurrency Rate for a one month Interest Period beginning on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.00%, provided that, for the avoidance of doubt, the Eurocurrency Rate for any day shall be the rate appearing on the Reuters Screen LIBOR01 Page (or on any successor or substitute page) at approximately 11:00 a.m. London time on such day, which in the case of any Tranche B Term Loans, shall not be less than 0.75%. Any change in the Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or such Eurocurrency Rate shall be effective as of the opening of business on the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or such Eurocurrency Rate, respectively.
“Base Rate Loans”: Loans for which the applicable rate of interest is based upon the Base Rate.
“Beneficial Share Assignment Agreement”: the Beneficial Share Assignment Agreement, dated as of April 1, 1998, by and between TW-SPV Co., GP Holdings, Inc. and Parent (as successor Premier Parks Inc.), as the same may be amended on or prior to the Closing Date and as the same may be further modified or amended at any time from time to time, provided such modification or amendment does not violate Section 9.14.
“Benefited Lender”: as defined in Section 12.7(a).
“Board”: the Board of Governors of the Federal Reserve System of the United States (or any successor).
“Borrower”: as defined in the preamble hereto.
“Borrower Consolidated Adjusted EBITDA”: for any period, for the Borrower and its Subsidiaries (determined on a consolidated basis without duplication) means Parent Consolidated Adjusted EBITDA plus (a) administrative and other corporate charges of Parent that are not allocated to or paid by the Borrower or its Subsidiaries and excluding (b) any portion of Parent Consolidated Adjusted EBITDA (calculated on a net basis, taking into account positive and negative items) attributable to any Person (other than the Borrower or its Subsidiaries) to the extent that the Borrower or any of its Subsidiaries is not the owner of the interests in, or recipients of the cash received from, such Person. The parties hereby agree that the Borrower Consolidated Adjusted EBITDA for the fiscal quarter ending (a) September 30, 2014 was $260,558,000, (b) December 31, 2014 was $32,596,000 and (c) March 31, 2015 was $(32,689,000).
“Borrower Group”: as defined in the definition of “Parent Available Amount”.
“Borrowing Date”: any Business Day specified by the Borrower as a date on which the Borrower requests the relevant Lenders to make Loans, or issue Letters of Credit, hereunder.
“Business”: as defined in Section 6.17(b).
“Business Day”: (a) for all purposes other than as covered by clause (b) below, a day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close and (b) with respect to all notices and determinations in connection with, and payments of principal and interest on, Eurocurrency Loans, any day which is a Business Day described in clause (a) and which is also a day for trading by and between banks for deposits in Dollars in the London Interbank Eurocurrency market.
“Calculation Date”: as defined in the definition of “Applicable Margin”.
“Capital Expenditures”: for any period, expenditures made in cash by Parent or any of its Subsidiaries or any of the Partnership Parks Entities (or, for purposes of the definition of “Excess Cash Flow”, by the Borrower or any of its Subsidiaries)

to acquire or construct fixed assets, plant and equipment (including renewals, improvements and replacements) during such period, computed in accordance with GAAP, but excluding (a) the amount of cash expended (i) with, or in an amount equal to, Reinvestment Deferred Amounts or, without duplication, the Net Cash Proceeds of (A) Recovery Events, (B) awards of compensation arising from the taking by eminent domain or condemnation of assets being replaced or (C) indemnity payments, (ii) as part of an Acquisition permitted hereunder (other than an Acquisition permitted by Section 9.5(b)(iii)), (b) expenditures that are accounted for as capital expenditures made in cash by Parent or any of its Subsidiaries or any of the Partnership Parks Entities (or, for purposes of the definition of “Excess Cash Flow”, by the Borrower or any of its Subsidiaries) and that actually are paid for or reimbursed by a Person other than Parent or any Subsidiary or any Partnership Parks Entity (or, for purposes of the definition of “Excess Cash Flow”, a Person other than Borrower or any of its Subsidiaries), (c) any non-cash compensation or other non-cash costs reflected as additions to property, plant or equipment in the consolidated balance sheet of Parent and its Subsidiaries or in the balance sheet of any Partnership Parks Entity (or, for purposes of the definition of “Excess Cash Flow” in the consolidated balance sheet of the Borrower and its Subsidiaries), and (d) the purchase price of assets that are purchased simultaneously with the trade in or sale of existing assets solely to the extent that the gross amount of such purchase price is reduced by the credit granted by the seller of such assets for the assets being traded in at such time and provided that such purchase, trade in and sale are conducted on an arms-length basis.
“Capital Lease Obligations”: for any Person, all obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) Property to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP; provided that all obligations of any Person that are or would be characterized as an operating lease as determined in accordance with GAAP as in effect on the Closing Date (whether or not such operating lease was in effect on such date) shall continue to be accounted for as an operating lease (and not as a Capitalized Lease) for purposes of this Agreement regardless of any change in GAAP following the Closing Date that would otherwise require such obligation to be recharacterized as a Capital Lease Obligation.
“Capital Stock”: any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing; provided that any instrument evidencing Indebtedness convertible or exchangeable for Capital Stock shall not be deemed to be “Capital Stock” unless and until any such instruments are so converted or exchanged.
“Cessation Date”: as defined in the definition of “Qualified Counterparty”.
“Change in Law”: (a) the adoption of any law, rule or regulation, (b) the issuance of any administrative guidance, or (c) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.
“Closing Date”: June 30, 2015.
“Co-Documentation Agents”: JPMorgan Chase Bank, N.A., Barclays Bank PLC, Compass Bank and HSBC Bank USA, National Association.
“Co-Syndication Agents”: Goldman Sachs Bank USA and Bank of America, N.A..
“Code”: the Internal Revenue Code of 1986, as amended from time to time.
“Collateral”: all Property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by any Security Document; provided that Collateral shall not include (x) any Property of any Excluded Foreign Subsidiary (including any Property that consists of Capital Stock held by such Excluded Foreign Subsidiary) or (y) more than 65% of any Foreign Subsidiary Voting Stock, provided that, for the avoidance of doubt, for purposes of this clause (y), Collateral shall include 100% of the total non-voting stock of any such Excluded Foreign Subsidiary.
“Commitment”: with respect to any Lender, each of the Tranche B Term Loan Commitment, the Revolving Credit Commitment, the Incremental Term Loan Commitment, the Extended Revolving Credit Commitment and the Replacement Revolving Commitments.

“Commitment Fee Rate”: the rate set forth under the heading “Commitment Fee Rate” in the definition of “Applicable Margin” and subject to the terms thereof.
“Commodity Exchange Act”: means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Compliance Certificate”: a certificate duly executed by a Responsible Officer substantially in the form of Exhibit B.
“Consolidated Cash Interest Expense”: means, for any Measurement Period, the excess of:
(a)the sum, without duplication, of:

(i)the interest expense (including imputed interest expense in respect of Capital Lease Obligations), net of interest income, of Parent and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP;

(ii)any interest or other financing costs paid during such period in respect of Indebtedness of Parent and its Subsidiaries to the extent such interest or other financing costs shall have been capitalized rather than included in consolidated interest expense for such period in accordance with GAAP;

(iii)any cash payments made during such period in respect of obligations referred to in clause (b)(ii) below that were amortized or accrued in a previous period; and

(iv)to the extent not included in clauses (i), (ii) or (iii) above, net costs under Hedging Agreements, other than costs solely associated with the termination or unwinding of such Hedging Agreements, in respect of interest rates to the extent such net costs have been or are required to be paid in cash during such period; less

(b)without duplication and to the extent included in such consolidated interest expense for such period, the sum of:

(i)noncash amounts attributable to amortization or write-off of capitalized interest or other financing costs paid in a previous period,

(ii)noncash amounts attributable to amortization of debt discounts or accrued interest payable in kind for such period, and

(iii)to the extent not included in (b)(i) or (b)(ii), (x) one-time fees, premiums and expenses associated with the Transactions or the consummation of any debt issuance, amendment or prepayment and (y) annual agency and collateral monitoring fees.

“Consolidated Current Assets”: at any date, all amounts (other than cash and Permitted Investments) that would, in conformity with GAAP, be set forth opposite the caption “total current assets” (or any like caption) on a consolidated balance sheet of the Borrower and its Subsidiaries at such date, other than amounts related to current or deferred taxes based on income or profits.
“Consolidated Current Liabilities”: at any date, all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the Borrower and its Subsidiaries at such date, but excluding (a) the current portion of interest, Taxes based on income or profits, any Indebtedness, or accrued liabilities related to performance stock grants of the Borrower and its Subsidiaries and (b) without duplication, all Indebtedness consisting of Revolving Credit Loans or Swing Line Loans, to the extent otherwise included therein.
“Consolidated Interest Coverage Ratio”: as at any date, the ratio of (a) Parent Consolidated Adjusted EBITDA for such Measurement Period to (b) Consolidated Cash Interest Expense for such Measurement Period.
“Consolidated Net Income”: of any Person for any period, the consolidated net income (or loss) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that in calculating Consolidated Net Income for any period, there shall be excluded (a) the income (or deficit) of any Person accrued prior to the date it becomes a Subsidiary of Parent or is merged into or consolidated with Parent or any of its Subsidiaries (except to the extent required for any calculation on a Pro Forma Basis or to be given Pro Forma Effect), (b) the income (or deficit) of any

Unrestricted Entity or any Person (other than a Subsidiary of Parent) in which Parent or any of its Subsidiaries has an ownership interest accounted for under the equity method, or any other Person that is not a Subsidiary, (c) the cumulative effect of a change in accounting principle and changes as a result of the adoption or modification of accounting policies during such period, (d) any effect of income (loss) from the early extinguishment of (i) Indebtedness and (ii) obligations under any Hedging Agreement or other derivative instruments, (e) the effects of non-cash acquisition accounting adjustments and non-cash adjustments from the application of fresh start reporting, (f) any net gains, losses, income or expense attributable to non-controlling interests and (g) the undistributed earnings of any Subsidiary of Parent that is not a Subsidiary Guarantor (or, as Consolidated Net Income is used to determine Excess Cash Flow, any Subsidiary of Parent) to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary.
“Consolidated Total Debt”: as at the last day of any fiscal quarter, the sum of (a) the aggregate outstanding principal amount of all Indebtedness of the type described in clauses (a) through (e) of the definition thereof (other than Revolver Indebtedness and the undrawn portion of any outstanding letters of credit) of Parent and its Subsidiaries that would, in conformity with GAAP, be set forth on the balance sheet of Parent and its Subsidiaries on such date (determined on a consolidated basis without duplication in accordance with GAAP) plus all such Indebtedness of others Guaranteed by Parent or any of its Subsidiaries on such date, plus (b) (i) the average of the amounts of Revolver Indebtedness outstanding on such last day and on the last day of each of the three immediately preceding fiscal quarters less (ii) the aggregate amount of Unrestricted Cash and unrestricted cash equivalents of Parent and its Subsidiaries on such last day in an aggregate amount not to exceed the lesser of (x) $50.0 million and (y) the amount of Revolver Indebtedness included in such calculation pursuant to the preceding clause (b)(i), in each case, set forth on the balance sheet of Parent and its Subsidiaries on the applicable date. For purposes of computing clause (b) above, the parties agree that the Revolver Indebtedness as of each of March 31, 2015, December 31, 2014 and September 30, 2014 shall be deemed to equal $80,000,000, $0 and $0, respectively.
“Consolidated Working Capital”: at any date, the difference of (a) Consolidated Current Assets on such date less (b) Consolidated Current Liabilities on such date.
“Contractual Obligation”: as to any Person, any provision of any security issued by such Person or of any agreement, lease, instrument or other undertaking to which such Person is a party or by which it or any of its Property is bound.
“Declined Proceeds”: as defined in Section 5.11(d).
“Default”: any of the events specified in Section 10, whether or not any requirement for the giving of notice, the lapse of time, or both as set forth in such Section, has been satisfied.
“Defaulting Lender”: subject to Section 5.20(f), any Lender that (a) has failed to fund any portion of its Revolving Credit Loans or participations in Letters of Credit or Swing Line Loans within two Business Days of the date required to be funded by it hereunder, (b) has notified the Borrower, the Administrative Agent, the Issuing Lender, the Swing Line Lender or any Lender in writing that it does not intend to comply with its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or under other agreements generally in which it commits to extend credit, (c) has failed, within three Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent or the Borrower, as the case may be, that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Letters of Credit and Swing Line Loans (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), (d) has otherwise failed to pay over to the Administrative Agent, any Issuing Lender, the Swing Line Lender or any other Lender any other amount required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good faith dispute, or (e) after the date of this Agreement, has become the subject of a bankruptcy or insolvency proceeding, or has had appointed for it a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had appointed for such parent company a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of such parent company’s business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition by a Governmental Authority or an instrumentality thereof of any equity interest in such Lender or a parent company thereof so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under clauses (a) through (e) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 5.20(g)) upon delivery of written notice of such determination to the Borrower, each Issuing Lender, each Swing Line Lender and each Lender.
“Discount Range”: as defined in Section 5.19(a).
“Disposition”: with respect to any Property, any sale, lease, sale and leaseback, assignment, conveyance, transfer or other disposition thereof, but excluding any issuance by such Person of its own Capital Stock or termination of the economic and voting rights of GP Holdings Inc. pursuant to the Beneficial Share Assignment Agreement; and the terms “Dispose” and “Disposed of” shall have correlative meanings.
“Disqualified Capital Stock”: shall mean any Capital Stock of any Person that, by its terms (or by the terms of any security or other Capital Stock into which it is convertible or for which it is puttable or exchangeable) or upon the happening of any event or condition, (a) matures or is mandatorily redeemable (other than solely for Qualified Capital Stock of such Person), pursuant to a sinking fund or otherwise, (b) is redeemable or exchangeable, in whole or in part, at the option of the holder thereof (other than solely for Qualified Capital Stock of such Person), or (c) provides for the scheduled payment of dividends in cash, in each case prior to the date that is 91 days after the Latest Maturity Date; provided that (i) if such Capital Stock is issued pursuant to any plan for the benefit of employees of such Person or any of its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Capital Stock solely because it may be required to be repurchased by such Person or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such person’s termination, death or disability and (ii) any Capital Stock that would not constitute Disqualified Capital Stock but for the provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” shall not constitute Disqualified Capital Stock so long as the terms of such Capital Stock provide that the Loans and all other Obligations (other than obligations under Specified Hedge Agreements and Specified Cash Management Agreements and contingent Obligations not then due and payable) are repaid in full prior to such purchase or redemption.
“Disqualified Institution”: means (a) those banks, financial institutions and other Persons identified in writing by the Borrower to the Administrative Agent prior to the date hereof, (b) competitors of Parent, Holdings, the Borrower and its Subsidiaries, as identified by the Borrower by written notice to the Administrative Agent on behalf of the Lenders from time to time (provided, however, that no such competitor shall be a Disqualified Institution until such date that is 2 Business Days after the date that such written notice has been delivered to the Administrative Agent for distribution to the Lenders) and (c) in the cases of clause (a) or (b), Affiliates thereof (excluding any such Affiliate that is affiliated with a financial investor in such Person and that is not itself an operating company or otherwise an Affiliate of an operating company so long as such affiliate is a bona fide debt fund) that are either (x)  identified in writing by the Borrower to the Administrative Agent or (y) clearly identifiable on the basis of such Affiliates’ names; provided, further, that the list of Disqualified Institutions shall be made available to any Lender upon such Lender’s request.
“Dollars” and “$”: lawful currency of the United States of America.
“Domestic Subsidiary”: any Subsidiary of Parent organized under the laws of any jurisdiction within the United States of America.
“ECF Percentage”: for any fiscal year, (a) 50% if the Senior Secured Leverage Ratio as of the last day of such fiscal year is greater than 3.75 to 1.00 and (b) 0% if the Senior Secured Leverage Ratio as of the last day of such fiscal year is less than or equal to 3.75 to 1.00.
“Effective Yield”: shall mean, as to any Indebtedness, the effective yield on such Indebtedness consistent with generally accepted financial practices, taking into account the applicable interest rate margins, any interest rate floors (the effect of which floors shall be determined in a manner set forth in the proviso below), or similar devices and all fees, including upfront or similar fees or original issue discount (amortized over the shorter of (i) the remaining weighted average life to maturity of such Indebtedness and (ii) the four years following the date of incurrence thereof) payable generally to Lenders or other institutions providing such Indebtedness, but excluding any arrangement, structuring, ticking, or other similar fees payable in connection therewith that are not generally shared with the relevant Lenders and, if applicable, consent fees for an amendment paid generally to consenting Lenders; provided that with respect to any Indebtedness that includes a “LIBOR floor” or “Base Rate floor,” (a) to the extent that the Eurocurrency Rate or Base Rate (without giving effect to any floors in such definitions), as applicable, on the date that the Effective Yield is being calculated is less than such floor, the amount of such difference shall be deemed added to the interest rate margin for such Indebtedness for the purpose of calculating the Effective

Yield and (b) to the extent that the Eurocurrency Rate or Base Rate (without giving effect to any floors in such definitions), as applicable, on the date that the Effective Yield is being calculated is greater than such floor, then the floor shall be disregarded in calculating the Effective Yield (and, for purposes of Section 2.4(iii) only, in such case, the interest rate floor (but not the interest rate margin) shall be increased to the extent of such differential between interest rate floors).
“Environmental Claim”: any written notice, claim, demand or other communication (collectively, a “claim”) alleging or asserting such Person’s liability for investigatory costs, cleanup costs, governmental response costs, damages to natural resources or other Property, personal injuries, fines or penalties arising out of, based on or resulting from (a) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned by such Person, (b) exposure to Hazardous Materials or (c) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law. The term “Environmental Claim” shall include, without limitation, any claim by any Governmental Authority for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and any claim by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence of, or exposure to, Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment, as a result of any of the foregoing.
“Environmental Laws”: any and all applicable present and future Federal, state, local and foreign laws, rules or regulations, and any orders or decrees, in each case as now or hereafter in effect, relating to the regulation or protection of human health and safety (with respect to exposure to pollutants, contaminants or toxic or hazardous materials, substances or wastes) or the environment or to emissions, discharges, Releases or threatened Releases of pollutants, contaminants or toxic or hazardous materials, substances or wastes into the environment, including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or toxic or hazardous materials, substances or wastes.
“Environmental Permits”: any and all permits, licenses, approvals, registrations, notifications, exemptions and other authorizations required under any Environmental Law.
“ERISA”: the Employee Retirement Income Security Act of 1974, as amended from time to time.
“ERISA Affiliate”: any Person treated as a single employer with Parent under Section 414(b) or (c) of the Code or, solely for purposes of Section 302(b) of ERISA and Section 412(b) of the Code and the lien created under Section 303(k) of ERISA and Section 430(k) of the Code, under Section 414(m) or (o) of the Code.
“ERISA Event”: any of the following events or conditions:
(a)any Reportable Event;

(b)any failure by any Single Employer Plan to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Sections 302 or 303 of ERISA) applicable to such Single Employer Plan, whether or not waived, the filing pursuant to Section 412(c) of the Code of any request for a waiver of the funding standard with respect to any Single Employer Plan, or any failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Single Employer Plan;

(c)the distribution under Section 4041 of ERISA of a notice of intent to terminate any Single Employer Plan or any action taken by Parent or an ERISA Affiliate to terminate any Single Employer Plan, or the incurrence by Parent or an ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Single Employer Plan;

(d)the institution by the PBGC of proceedings under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Single Employer Plan, or the receipt by Parent or any ERISA Affiliate of a notice from a Multiemployer Plan that such action has been taken by the PBGC with respect to such Multiemployer Plan;

(e)the complete or partial withdrawal from a Multiemployer Plan by Parent or any ERISA Affiliate that results in any Withdrawal Liability or the receipt by Parent or any ERISA Affiliate of notice from a Multiemployer Plan that it is, or is expected to be, Insolvent or in “endangered” or “critical” status, within the meaning of Section 432 of the Code or Section 305 or Title IV of ERISA or that it intends to terminate or has terminated under Section 4041A of ERISA;

(f)the institution of a proceeding by a fiduciary of any Multiemployer Plan against Parent or any ERISA Affiliate to enforce Section 515 of ERISA, which proceeding is not dismissed within 60 days;

(g)the adoption of an amendment to any Single Employer Plan that, pursuant to Section 436(f) of the Code, would result in the loss of tax-exempt status of the trust of which such Single Employer Plan is a part if Parent or an ERISA Affiliate fails to timely provide security to the Single Employer Plan in accordance with the provisions of such Section; or

(h)a determination that any Single Employer Plan is, or is expected to be, in “at risk” status (within the meaning of Title IV of ERISA).

“Eurocurrency Base Rate”: with respect to each day during each Interest Period pertaining to a Eurocurrency Loan, the rate per annum determined on the basis of the rate for deposits in Dollars for a period equal to such Interest Period commencing on the first day of such Interest Period appearing on the applicable page of the Reuters Screen LIBOR01 Page as of 11:00 A.M., London time, two Business Days prior to the beginning of such Interest Period. In the event that such rate does not appear on such page, the “Eurocurrency Base Rate” for purposes of this definition shall be determined by reference to such other comparable publicly available service for displaying eurocurrency rates as may be selected by the Administrative Agent or, in the absence of such availability, by reference to the rate at which the Administrative Agent is offered deposits in Dollars at or about 11:00 A.M., New York City time, two Business Days prior to the beginning of such Interest Period in the interbank eurocurrency market where its eurocurrency and foreign currency and exchange operations are then being conducted for delivery on the first day of such Interest Period for the number of days comprised therein.
“Eurocurrency Liabilities”: as defined in the definition of “Eurocurrency Reserve Requirements”.
“Eurocurrency Loans”: Loans under any Facility for which the applicable rate of interest is based upon the Eurocurrency Rate.
“Eurocurrency Rate”: with respect to each day during each Interest Period, a rate per annum determined for such day in accordance with the following formula (rounded upward to the nearest 1/100th of 1%):

Eurocurrency Base Rate
1.00 - Eurocurrency Reserve Requirements

; provided that, in the case of Tranche B Term Loans, such Eurocurrency Rate shall in no event be lower than 0.75% per annum; provided further, that if such rate is below zero, the Eurocurrency Rate will be deemed to be zero.
“Eurocurrency Reserve Requirements”: for any day, as applied to a Eurocurrency Loan, the aggregate (without duplication) of the maximum rates (expressed as a decimal fraction) of reserve requirements in effect on such day (including, without limitation, basic, supplemental, marginal and emergency reserves) under any regulations of the Board or other Governmental Authority having jurisdiction with respect thereto dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board) maintained by a member bank of the Federal Reserve System.
“Eurocurrency Tranche”: the collective reference to Eurocurrency Loans under any Facility, the then current Interest Periods with respect to all of which begin on the same date and end on the same later date (whether or not such Loans shall originally have been made on the same day).
“Event of Default”: any of the events specified in Section 10, provided that any requirement for the giving of notice, the lapse of time, or both, in each case as set forth therein, has been satisfied.
“Excess Cash Flow”: for any fiscal year of the Borrower:
(a)(i)    Borrower Consolidated Adjusted EBITDA for such fiscal year (determined for such purpose without giving Pro Forma Effect to Specified Transactions), plus

(ii)    any decrease in Consolidated Working Capital for such fiscal year (other than any decrease arising from acquisitions or dispositions by Borrower or any of its Subsidiaries completed during such period), plus

(iii)    total pension expenses of the Borrower and its Subsidiaries for such period, minus

(b)the sum of, in each case to the extent not otherwise deducted in arriving at Borrower Consolidated Adjusted EBITDA in such period, without duplication,

(i)(A) scheduled principal payments of the Term Loans and other Indebtedness during such period (including for purposes hereof, sinking fund payments, payments in respect of the principal components under capital leases and the like relating thereto), and (B) voluntary principal payments of Indebtedness (other than (I) the Term Loans, (II) Revolver Indebtedness, and (III) other revolving Indebtedness if not accompanied by a permanent reduction in the applicable commitments thereunder) by the Borrower and its Subsidiaries,

(ii)Consolidated Cash Interest Expense for such period (provided that for purposes of calculating Excess Cash Flow, Consolidated Cash Interest Expense shall be calculated for the Borrower and its Subsidiaries),

(iii)income taxes paid by the Borrower and its Subsidiaries in cash during such period, excluding, for the avoidance of doubt, taxes resulting from the gain on the sale of assets,

(iv)Capital Expenditures paid in cash during such period (without double counting amounts pursuant to clause (v) below),

(v)the amount (without duplication) of Permitted Acquisitions, Investments made in reliance on Section 9.8(e)(ii), (n), (o), (v)(iii), (x) or (z) and Restricted Payments made in reliance on Section 9.6(c)(iv), 9.6(g)(ii) or 9.6(m), in each case made by the Borrower and its Subsidiaries,

(vi)any increase in Consolidated Working Capital for such fiscal year (other than any increase arising from acquisitions or dispositions by Borrower or any of its Subsidiaries completed during such period), and

(vii)the amount of cash payments made by the Borrower and its Subsidiaries on account of pensions in such period;

provided, that in the case of clauses (b)(i), (b)(iv) and (b)(v) above, such amounts shall not be deducted in calculating Excess Cash Flow to the extent paid or financed with External Cash Flow.
“Excess Cash Flow Application Date”: as defined in Section 5.5(c).
“Exchange Act”: as defined in Section 10(l)(i).
“Excluded Foreign Subsidiaries”: (a) any Foreign Subsidiary and (b) any FSHCO.
“Excluded Subsidiary”: (a) Flags Beverages, Inc., Fiesta Texas Hospitality LLC and any other Subsidiary whose only material asset is a liquor license, (b) HWP, HWP Development Holdings LLC and HWP Management Inc., provided that, at any time the HWP Obligations shall have terminated, each of HWP, HWP Development Holdings LLC and HWP Management Inc. shall cease to be Excluded Subsidiaries and subject to the provisions of Section 8.6, (c) PP Data Services Inc., (d) any Immaterial Subsidiary for so long as such Subsidiary remains an Immaterial Subsidiary (subject to the limitations on Immaterial Subsidiaries set forth in such definition), (e) any Inactive Subsidiary, (f) any non-Wholly Owned Subsidiary formed or acquired after the Closing Date, (g) any Subsidiary that is prohibited or restricted by applicable Law or by Contractual Obligations from guaranteeing the Obligations or if guaranteeing the Obligations would require governmental (including regulatory) or third party consent, approval, license or authorization, (h) if guaranteeing the Obligations could reasonably be expected to result in adverse tax consequences as reasonably determined by the Borrower in consultation with the Administrative Agent, (i) any other Subsidiary with respect to which, in the reasonable judgment of the Borrower and the Administrative Agent, the burden or cost of providing a Guarantee shall be excessive in view of the benefits to be obtained by the Lenders therefrom, (j) any not-for-profit Subsidiaries, special purpose vehicle or captive insurance subsidiary, (k) any Unrestricted Entities and (l) any Excluded Foreign Subsidiary or any Domestic Subsidiary that is a direct or indirect Subsidiary of an Excluded Foreign Subsidiary.

“Excluded Taxes”: with respect to any Agent, any Lender (including the Issuing Lender) or Transferee, or any other recipient of a payment made pursuant to a Loan Document, all: (a) net income Taxes, franchise or gross income Taxes (imposed in lieu of net income Taxes) and U.S. branch profits Taxes, in each case, imposed as a result of a present or former connection between such recipient and the jurisdiction of the Governmental Authority imposing such tax (other than any such connection arising solely from such recipient’s having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other Loan Document), (b) any Taxes that are attributable to a failure to comply with Section 5.13(f) or (g), (c) any U.S. federal backup withholding under Section 3406 of the Code, (d) in the case of a Lender, U.S. federal withholding Taxes that are imposed on amounts payable to such Lender pursuant to a Requirement of Law in effect on the date such Lender became a party hereto (other than pursuant to an assignment request by the Borrower under Section 5.17), acquired a participation hereunder, or such Lender designated a new lending office for its Loans hereunder, except to the extent that such withholding Taxes would be imposed (i) on amounts payable to such recipient’s assignor (if any) (or, in the case of a Participant, the Lender selling participations to such Participant) and such Lender’s assignor (or participating Lender) was entitled, at the time of assignment (or the sale of the participations), to receive additional amounts from the Borrower or other Loan Party with respect to such Taxes pursuant to Section 5.13, or (ii) on amounts payable to a Lender prior to a designation of a new lending office, and such Lender was entitled, at the time of such designation, to receive additional amounts from the Borrower or other Loan Parties pursuant to Section 5.13, and (e) any United States federal withholding Taxes imposed under FATCA.
“Existing Collateral Assignment of Mortgages”: means, collectively, that certain (i) Collateral Assignment of Mortgages made by Stuart Amusement Company to Wells Fargo Bank, National Association with respect to a portion of the premises commonly known as Six Flags New England, Agawam, Hampden County, Massachusetts and recorded in the Office of the Hampden County Registry District of Land Records of Deeds, Massachusetts on January 13, 2012 in Book 19079, Page 473 and (ii) Collateral Assignment of Mortgages made by Stuart Amusement Company to Wells Fargo Bank, National Association with respect to a portion of the premises commonly known as Six Flags New England, Agawam, Hampden County, Massachusetts and recorded in the Office of the Hampden County Registry District of Land Records of Deeds, Massachusetts on January 13, 2012 in Book 19079, Page 467.
“Existing Credit Agreement”: as defined in the recitals hereto.
“Existing Issuing Lender”: Wells Fargo Bank, National Association, in its capacity as issuer of any Letter of Credit under the Existing Credit Agreement.
“Existing Letters of Credit”: the letters of credit described on Annex A.
“Existing Parks”: as defined in Section 6.22.
“Extended Revolving Credit Commitment”: as defined in Section 5.21(a)(i).
“Extending Revolving Credit Facility”: as defined in the definition of “Facility”.
“Extending Revolving Credit Lender”: as defined in Section 5.21(a)(i).
“Extending Term Facility”: as defined in the definition of “Facility”.
“Extending Term Lender”: as defined in Section 5.21(a)(ii).
“Extending Term Loans”: as defined in Section 5.21(a)(ii).
“Extension”: as defined in Section 5.21(a).
“Extension Date”: as defined in Section 5.21(a)(i).
“Extension Offer”: as defined in Section 5.21(a).
“Extension Series”: each series of Term Loans and Revolving Credit Commitments extended pursuant to Section 5.21.
“External Cash Flow”: means Reinvestment Deferred Amounts, any amounts reimbursed by a third party that is not the Borrower or its Subsidiaries to the extent received in cash, amounts that are the Net Cash Proceeds of Indebtedness (other than Revolver Indebtedness), amounts contributed to the capital of the Borrower or amounts from any other Investment in the Borrower.
“Facility”: each of (a) the Tranche B Term Loan Commitments and the Tranche B Term Loans made thereunder (the “Tranche B Term Loan Facility”), (b) each Incremental Series of Incremental Term Loans (each such Incremental Series, an “Incremental Term Facility”), (c) each Extension Series of Extending Term Loans (each such Extension Series, an “Extending Term Facility”), (d) each Refinancing Term Loan Series of Refinancing Term Loans (each such Refinancing Term Loan Series, a “Refinancing Term Facility”), (e) the Original Revolving Credit Commitments and the extensions of credit made thereunder (the “Original Revolving Credit Facility”), together with any additional Revolving Credit Commitments made pursuant to Section 3.3 if the terms of such additional Revolving Credit Commitments are identical to the terms of the Original Revolving Credit Commitments, (f) Revolving Credit Commitments established pursuant to Section 3.3 if the terms thereof are not identical to the terms of the Original Revolving Credit Commitments (each such series of such Revolving Credit Commitments, an “Incremental Revolving Facility”), (g) each Extension Series of Revolving Credit Commitments (each such Extension Series, an “Extended Revolving Credit Facility”) and (h) each Replacement Revolving Commitment Series of Replacement Revolving Commitments (each such Replacement Revolving Commitments Series, a “Replacement Revolving Facility”).
“FATCA”: Sections 1471 through 1474 of the Code, as of the date of this Agreement (and any amended or successor version that is substantively comparable), any current or future regulations or official interpretations thereof and, for the avoidance of doubt, any intergovernmental agreement entered into in respect of the foregoing.
“Federal Funds Effective Rate”: for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.
“FIRREA”: shall mean the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as amended.
“Fixed-to-Floating Swap”: as defined in Section 9.16.
“Flood Certificate”: shall mean a “Standard Flood Hazard Determination Form” of the Federal Emergency Management Agency and any successor Governmental Authority performing a similar function.
“Flood Program”: shall mean the National Flood Insurance Program created by the U.S. Congress pursuant to the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973, the National Flood Insurance Reform Act of 1994 and the Flood Insurance Reform Act of 2004, in each case as amended from time to time, and any successor statutes.
“Flood Zone”: shall mean areas having special flood hazards as described in the National Flood Insurance Act of 1968, as amended from time to time, and any successor statute.
“Foreign Benefit Arrangement”: as defined in Section 6.13(b).
“Foreign Casualty Event”: as defined in Section 5.5(e).
“Foreign Disposition”: as defined in Section 5.5(e).
“Foreign Plan”: as defined in Section 6.13(b).
“Foreign Subsidiary”: any Subsidiary of Parent that is not a Domestic Subsidiary.
“Foreign Subsidiary Voting Stock”: the total outstanding stock entitled to vote (within the meaning of Section 1.956-2(c) of the Treasury Regulations) of any Excluded Foreign Subsidiary.
“FSHCO”: any Domestic Subsidiary that does not own a material amount of assets other than the Capital Stock and Indebtedness of one or more Foreign Subsidiaries.
“Funding Office”: the office specified from time to time by the Administrative Agent as its funding office by notice to the Borrower and the Lenders.

“GAAP”: generally accepted accounting principles in the United States of America as in effect from time to time; provided, however, that, subject to Section 1.2 and Section 12.17, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof (including through conforming changes made consistent with IFRS) on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof (including through conforming changes made consistent with IFRS), then the Lenders and the Borrower will negotiate in good faith to amend such provisions with the intent of having the respective positions of the Lenders and the Borrower after such change in GAAP conform as nearly as possible to their respective positions as of the Closing Date and, until such amendments shall have become effective (or such notice has been withdrawn), the calculations to be made under this Agreement shall be calculated as if no such change in GAAP has occurred.
“Governmental Authority”: any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization (including the National Association of Insurance Commissioners).
“Great Escape Agreements”: collectively, (a) that certain Second Amended and Restated Operating Agreement of HWP dated as of October 29, 2007 among HWP Management, Inc., HWP Development Holdings LLC, BBL HWP LLC, DACWP LLC and Leisure Water LLC, as members, and the following as guarantors or pledgors with respect to certain obligations: Parent, Donald R. Led Duke, DACWP, LLC and Leisure Water, LLC (as amended by that certain First Amendment to Second Amended and Restated Operating Agreement of HWP Development Holdings, dated as of September 30, 2013, as may be further modified, amended, restated and/or substituted), (b) any and all agreements delivered pursuant thereto or in connection therewith or with the development and operation of the Property described therein, including the financing and refinancing thereof and (c) any and all agreements, documents or instruments entered into in connection with any expansion or development of the Great Escape’s lodge or any hotel or timeshare arrangements located on or adjacent to it.
“Guarantee”: a guarantee, an indorsement, a contingent agreement to purchase or to furnish funds for the payment or maintenance of, or otherwise to be or become contingently liable under or with respect to, the Indebtedness, other obligations, net worth, working capital or earnings of any Person, or a guarantee of the payment of dividends or other distributions upon the stock or equity interests of any Person, or an agreement to purchase, sell or lease (as lessee or lessor) Property, products, materials, supplies or services primarily for the purpose of enabling a debtor to make payment of such debtor’s obligations or an agreement to assure a creditor against loss, and including, without limitation, causing a bank or other financial institution to issue a letter of credit or other similar instrument for the benefit of another Person, but excluding endorsements for collection or deposit in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee shall be such guaranteeing person’s liability in respect thereof as determined by the Borrower in good faith. The terms “Guarantee” and “Guaranteed” used as verbs have the correlative meanings.
“Guarantee and Collateral Agreement”: the Amended and Restated Guarantee and Collateral Agreement dated as of the Closing Date among Parent, Holdings, the Borrower and each Subsidiary Guarantor in favor of the Administrative Agent, substantially in the form of Exhibit A as the same may be amended, supplemented or otherwise modified from time to time.
“Guarantors”: the collective reference to Parent, Holdings and the Subsidiary Guarantors.
“Hazardous Material”: any chemical, waste, material or substance which is now or hereafter prohibited, limited or otherwise regulated in any way under any Environmental Law, including without limitation any gasoline or petroleum (including without limitation crude oil or any fraction thereof) or petroleum products, asbestos, polychlorinated biphenyls and urea formaldehyde insulation.
“Hedging Agreement”: all interest rate or currency swaps, caps or collar agreements, foreign exchange agreements, commodity contracts or similar arrangements entered into by Parent or any of its Subsidiaries providing for protection against fluctuations in interest rates, currency exchange rates, commodity prices or the exchange of nominal interest obligations, either generally or under specific contingencies, or any “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act. For avoidance of doubt, Hedging Agreements shall include any interest rate swap or similar agreement that provides for the payment by Parent or any of its Subsidiaries of amounts based upon a floating rate in exchange for receipt by Parent or such Subsidiary of amounts based upon a fixed rate.
“Highest Lawful Rate”: the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to any Lender which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.
“Holdings”: as defined in the preamble hereto.
“HWP”: HWP Development LLC, a New York limited liability company.
“HWP Obligations” means that certain $33,000,000 term loan incurred by HWP, dated November 5, 2007, the related guarantees thereof and the letter of credit provided in connection therewith and any payment pursuant to such guarantees, and any extension, modification, renewal, replacement, refund or refinancing of such Indebtedness (provided such extended, modified, renewed, replaced, refunded or refinanced Indebtedness does not increase the amount of such obligation in excess of the amount of the obligation so exchanged, extended, refinanced, renewed, replaced, substituted or refunded and any premiums payable and Refinancing Expenses).
“Immaterial Subsidiary”: each Subsidiary of Parent that in the good faith judgment the Borrower, (i) the consolidated total assets of which are less than 2.5% of the consolidated total assets of Parent and its Subsidiaries (based on the most recent fiscal year for which financial statements have been furnished), provided, however, that the consolidated total assets of all Immaterial Subsidiaries so designated shall be less than 5.0% of the consolidated total assets of Parent and its Subsidiaries (based on the most recent fiscal year for which financial statements have been furnished) and (ii) the consolidated revenues (other than revenues generated from transactions among Parent and its Subsidiaries or among such Subsidiaries) of which are less than 2.5% of the consolidated revenues (other than revenues generated from transactions among Parent and its Subsidiaries or among such Subsidiaries) of Parent and its Subsidiaries (based on the most recent fiscal year for which financial statements have been furnished), provided, however, that the consolidated revenues (other than revenues generated from transactions among Parent and its Subsidiaries or among such Subsidiaries) of all Immaterial Subsidiaries so designated shall be less than 5.0% of the consolidated revenues (other than revenues generated from transactions among Parent and its Subsidiaries or among such Subsidiaries) of Parent and its Subsidiaries (based on the most recent fiscal year for which financial statements have been furnished). If at any time the individual or consolidated assets or revenues of such individual Immaterial Subsidiary or all such Immaterial Subsidiaries, as applicable, shall have exceeded the limits set forth in the immediately preceding sentence, then within 30 days (or such longer period as the Administrative Agent may reasonably agree) after the date that Borrower in good faith makes such determination or, if later, financial statements are delivered that show that Borrower is not in compliance with the limits set forth in the immediately preceding sentence, the Borrower shall designate in writing to the Administrative Agent which Subsidiaries it will cause to be treated as “Material Subsidiaries” and take the actions required under Section 8.6 (to the extent required thereby) with respect to Subsidiaries that are not Excluded Subsidiaries (unless the Administrative Agent in its sole discretion elects in writing to not require the Borrower to take such actions)).
“Inactive Subsidiary”: any Subsidiary of Parent that (a) has aggregate assets with a value not in excess of $500,000, (b) conducts no Business and (c) does not Guarantee any Indebtedness of Parent or any of its Subsidiaries.
“Increased Amount Date”: the date on which Incremental Term Loans are borrowed pursuant to Section 2.4 and/or the date on which the increase in Revolving Credit Commitments pursuant to Section 3.3 becomes effective.
“Incremental Amendment”: an amendment to this Agreement among the Borrower, the Administrative Agent and the lenders providing Incremental Term Loans and/or increased Revolving Credit Commitments on a particular Increased Amount Date.
“Incremental Amount”: at any date of determination, (i) the sum of (a) $350,000,000 (the “Incremental Fixed Amount”) less (ii) the sum of (a) any Incremental Term Loans made pursuant to Section 2.4 prior to such date, (b) any increase in Revolving Credit Commitments pursuant to Section 3.3 prior to such date and (c) any Indebtedness incurred pursuant to Section 9.3(c) prior to such date, in each case, made in reliance on the Incremental Fixed Amount plus (iii) an unlimited amount of Incremental Term Loans and/or any increase in Revolving Credit Commitments so long as, with respect to Incremental Term Loans and Revolving Credit Commitments that are secured on and as of the date of the incurrence of such Incremental Term Loans or increase in Revolving Credit Commitments on a Pro Forma Basis, the Senior Secured Leverage Ratio does not exceed 3.25 to 1.00, as of the last day of the most recent Measurement Period (the “Incremental Incurrence Basket”) (assuming for purposes of this calculation that the full committed amount of any increase in Revolving Credit Commitments then being incurred shall be treated as outstanding for such purposes). Loans may be incurred under both the Incremental Fixed Amount and the Incremental Incurrence Basket, and proceeds from any such incurrence may be utilized in a single transaction by first calculating the incurrence under the Incremental Incurrence Basket and then calculating the incurrence under the Incremental Fixed Amount); provided that if any Incremental Term Facility or Incremental Revolving Facility is unsecured, such Incremental Facility shall only be incurred or implemented in reliance on the Incremental Fixed Amount and only to the extent the Parent Consolidated Leverage Ratio does not exceed 5.50 to 1.00 as of the last day of the most recently ended Measurement Period.
“Incremental Revolving Facility”: as defined in the definition of “Facility”.
“Incremental Revolving Lender”: as defined in Section 3.3(d).
“Incremental Series”: as defined in Section 2.4(b).
“Incremental Term Facility”: as defined in the definition of “Facility”.

“Incremental Term Lender”: a Lender with an Incremental Term Loan Commitment or an outstanding Incremental Term Loan (as defined in Section 2.4(b)).
“Incremental Term Loan Commitment”: the commitment of any lender, established pursuant to Section 2.4, to make Incremental Term Loans to the Borrower.
“Incremental Term Loans”: Term Loans made by one or more Lenders to the Borrower pursuant to Section 2.4.
“Indebtedness”: for any Person, without duplication: (a) obligations created, issued or incurred by such Person for borrowed money (whether by loan, the issuance and sale of debt securities or the sale of Property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such Property from such Person); (b) obligations of such Person to pay the deferred purchase or acquisition price of Property or services, other than (i) trade accounts payable (other than for borrowed money) arising, and accrued expenses incurred, in the ordinary course of business and (ii) any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and is not paid after becoming due and payable; (c) Indebtedness of others secured by a Lien on the Property of such Person, whether or not the respective indebtedness so secured has been assumed by such Person; (d) obligations of such Person in respect of letters of credit or similar instruments issued and accepted by banks and other financial institutions for account of such Person; (e) Capital Lease Obligations of such Person; (f) the liquidation value of all Disqualified Capital Stock of such Person and (g) Indebtedness of the type described in clauses (a) through (f) of others Guaranteed by such Person; provided, however, that the provision by Parent or any of its Subsidiaries of covenants, Guarantees and indemnities that are customary for non-recourse financings (as determined by Parent in good faith) with respect to Indebtedness incurred by a Person that is not a Subsidiary of Parent and that is otherwise non-recourse to Parent and its Subsidiaries shall not be deemed to be Indebtedness. The Indebtedness of any Person shall include the Indebtedness of any partnership in which such Person is a general partner to the extent such Indebtedness is recourse, provided that if such Person’s liability for such Indebtedness is contractually limited, only such Person’s share thereof shall be so included. The amount of Indebtedness for any Person for purposes of clause (c) above shall be deemed equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness, and (ii) the fair market value of the Property encumbered thereby as determined in good faith by such Person. Anything herein to the contrary notwithstanding, the following shall not constitute Indebtedness: (i) obligations under Hedging Agreements, (ii) obligations in respect of any Indebtedness that has been defeased (either covenant or legal) pursuant to the terms of the instrument creating or governing such Indebtedness and (iii) obligations under the Partnership Parks Agreements.
“Indemnified Liabilities”: as defined in Section 12.5.
“Indemnified Taxes”: (A) all Taxes (other than Excluded Taxes) imposed on or in respect of any payment made by or on account of any Loan Party under any Loan Document and (B) Other Taxes.
“Indemnitee”: as defined in Section 12.5.
“Indentures”: collectively, the Senior Note Indenture and any other indenture or other agreement pursuant to which Indebtedness of Parent, Holdings or the Borrower may be outstanding at any time, in each case as amended, restated, amended and restated, refinanced, replaced, extended, modified or further supplemented as permitted by this Agreement.

“Insolvent”: with respect to any Multiemployer Plan, the condition that such Multiemployer Plan is insolvent within the meaning of Section 4245 of ERISA.
“Intellectual Property”: the collective reference to all rights, priorities and privileges in intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including, without limitation, copyrights and copyrightable works, patents, inventions, discoveries and developments, trademarks, service marks, trade names, brand names, corporate names, domain names, logos, trade dress and other source indicators and the goodwill of any business symbolized thereby, technology, know-how, processes, trade secrets and confidential or proprietary business information, all registrations and applications related thereto, the right to obtain renewals, extensions, substitutions, continuations, continuations-in-part, divisions, reissues, re-examinations or similar legal protections related thereto, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom.
“Intercompany Subordinated Note”: an Intercompany Subordinated Note substantially in the form of Exhibit N.
“Interest Payment Date”: (a) as to any Base Rate Loan, the last day of each March, June, September and December to occur while such Loan is outstanding and the final maturity date of such Loan, (b) as to any Eurocurrency Loan having an Interest Period of three months or shorter, the last day of such Interest Period, (c) as to any Eurocurrency Loan having an Interest Period longer than three months, each day that is three months, or a whole multiple thereof, after the first day of such Interest Period and the last day of such Interest Period and (d) as to any Loan (other than any Revolving Credit Loan and any Swing Line Loan), the date of any repayment or prepayment made in respect thereof.
“Interest Period”: as to any Eurocurrency Loan, (a) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such Eurocurrency Loan and ending one, two, three or six months (or (i) to the extent available to all applicable Lenders, twelve months or (ii) solely with respect to the period after the day that is one month prior to the Revolving Facility Termination Date of a particular Facility or the Term Loan Maturity Date of a particular Facility, one week or two weeks solely with respect to such Facility) thereafter, as selected by the Borrower in its notice of borrowing or notice of conversion, as the case may be, given with respect thereto; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurocurrency Loan and ending one, two, three or six months (or, to the extent available to all applicable Lenders, twelve months) thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent not less than three Business Days prior to the last day of the then current Interest Period with respect thereto; provided that, all of the foregoing provisions relating to Interest Periods are subject to the following:
(a)if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day;

(b)any Interest Period that would otherwise extend beyond the Revolving Facility Termination Date or the relevant Term Loan Maturity Date, as the case may be, shall end on the Revolving Facility Termination Date or the relevant Term Loan Maturity Date, as applicable; and

(c)any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period.

“Investment”: for any Person: (a) the acquisition (whether for cash, Property, services or securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person; (b) the making of any deposit with, or advance, loan or other extension of credit to, any other Person, but excluding any such advance, loan or extension of credit arising in connection with the sale of inventory, supplies or patron services by such Person in the ordinary course of business, and excluding also any deposit made by such Person in the ordinary course of business of such Person or as an advance payment in respect of a Capital Expenditure; (c) the entering into of any Guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of any other Person, other than any Guarantee under the Partnership Parks Agreements; provided, however, that the provision by Parent or any of its Subsidiaries of covenants, Guarantees and indemnities that are customary for non-recourse financings (as determined by Parent in good faith) with respect to Indebtedness incurred by a Person that is not a Subsidiary of Parent and that is otherwise non-recourse to Parent and its Subsidiaries shall not be deemed an Investment; or (d) the entering into of any Hedging Agreement. For purposes of this Agreement, the amount of any Investment shall be the original principal or capital amount actually invested (and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an amount equal to the fair market value of such property (as determined in good faith by the Borrower) at the time of investment), without adjustment for subsequent increases or decreases in the value of such Investment.
“Investment Grade Rating”: a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P.
“ISP”: means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).
“Issuing Lender”: (a) with respect to the Existing Letters of Credit, the Existing Issuing Lender and (b) with respect to Letters of Credit issued hereunder on or after the Closing Date, Wells Fargo Bank, National Association, Bank of America, N.A. or any other Revolving Credit Lender from time to time designated by the Borrower as an Issuing Lender with the consent of such Revolving Credit Lender and the Administrative Agent, or any of their respective affiliates, in each case in its capacity as issuer of any Letter of Credit.
“Joint Bookrunners”: Wells Fargo Securities, LLC, Barclays Bank PLC, Goldman Sachs Bank USA, J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
“Junior Lien Intercreditor Agreement”: an intercreditor agreement executed by the Borrower, the Administrative Agent on behalf of the Secured Parties, and one or more holders or agents in respect of one or more series of Indebtedness secured by the Collateral on a basis junior to the Lien on the Collateral in favor of the Administrative Agent created by the Security Documents, in form and substance reasonably satisfactory to the Administrative Agent and the Borrower.
“L/C Commitment”: $50,000,000.
“L/C Fee Payment Date”: the last day of each March, June, September and December and the last day of the Revolving Facility Commitment Period.
“L/C Obligations”: at any time, an amount equal to the sum of (a) the aggregate then undrawn and unexpired amount of the then outstanding Letters of Credit and (b) the aggregate amount of drawings under Letters of Credit that have not then been reimbursed pursuant to Section 4.5. The L/C Obligations of any Lender shall be its Revolving Credit Percentage of the L/C Obligations. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.
“L/C Participants”: with respect to any Letter of Credit, the collective reference to all the Revolving Credit Lenders other than the Issuing Lender that issued such Letter of Credit.
“Latest Maturity Date”: at any time, the latest of the latest Term Loan Maturity Date and the latest Revolving Facility Termination Date, in each case with respect to any then outstanding Facility.
“Lender Addendum”: with respect to any Lender, a Lender Addendum, substantially in the form of Exhibit J, to be executed and delivered by such Lender on the Closing Date as provided in Section 12.18.
“Lenders”: as defined in the preamble hereto.
“Letters of Credit”: as defined in Section 4.1(a).
“Letter of Credit Commitment” shall mean (a) with respect to Wells Fargo Bank, National Association, in its capacity as an Issuing Lender, 53% of the L/C Commitment in effect on the Closing Date and (b) with respect to Bank of America, N.A., in its capacity as an Issuing Lender, 47% of the L/C Commitment in effect on the Closing Date, in each case, or such other amount as the applicable Issuing Lender and the Borrower shall agree.
“Lien”: with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance having the effect of security in respect of such Property. For purposes of this Agreement and the other Loan Documents, a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement (other than an operating lease) relating to such Property.

“Loan”: any loan made by any Lender pursuant to this Agreement.
“Loan Documents”: this Agreement, the Security Documents, the Applications and the Notes. For the avoidance of doubt, the term “Loan Documents” shall not be deemed to include any Specified Hedge Agreement, Hedging Agreement or Specified Cash Management Agreement.
“Loan Parties”: Parent, Holdings, the Borrower and each Subsidiary Guarantor; provided that any such Person shall cease to be a Loan Party at the time such Person ceases to exist (including pursuant to a merger, consolidation, liquidation or otherwise) or is Disposed of to a non-Loan Party or otherwise becomes or is deemed to be an Excluded Subsidiary, in each case, to the extent permitted by this Agreement.
“Mandatory Prepayment Date”: as defined in Section 5.5.
“Margin Stock”: “margin stock” within the meaning of Regulations T, U and X of the Board.
“Material Adverse Effect”: a material adverse effect on (a) the Business, Property or financial condition of Parent and its Subsidiaries taken as a whole or (b) the validity or enforceability of this Agreement or any of the other Loan Documents or the rights or remedies of the Administrative Agent or the Lenders hereunder or thereunder.
“Material Subsidiary”: any Subsidiary that is not an Immaterial Subsidiary.
“Measurement Period”: for any determination under this Agreement, the four consecutive fiscal quarters of Parent or Borrower, as applicable, then last ended for which financial statements are required to be delivered pursuant to Section 8.1(a) or (d).
“Minimum Extension Condition”: as defined in Section 5.21(b).
“Moody’s”: Moody’s Investors Service, Inc. and any successor thereto.
“Mortgage Amendment”: as defined on Schedule 8.10.
“Mortgaged Properties”: the Real Properties listed on Schedule 1.1(a), as to which the Administrative Agent for the benefit of the Lenders has been granted a Lien pursuant to the Mortgages.
“Mortgages”: each of the mortgages and deeds of trust encumbering the Mortgaged Properties made by the Loan Parties party thereto in favor of, or for the benefit of, the Administrative Agent for the benefit of the Lenders and each Mortgage Amendment, in each case, in form and substance reasonably satisfactory to the Administrative Agent, together with any other mortgages, deeds of trust or deeds to secure debt made by any Loan Parties in accordance with Section 8.6(b) in favor of, or for the benefit of, the Administrative Agent for the benefit of the Lenders in form and substance reasonably satisfactory to the Administrative Agent and the Borrower, in each case, as the same may be amended, amended and restated, extended, supplemented, substituted or otherwise modified from time to time.
“Multiemployer Plan”: a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which Parent or any ERISA Affiliate has an obligation to contribute.
“Net Cash Flow from Partnership Parks”: shall be, on an aggregate basis commencing on January 1, 2015, and to the extent a positive number, the amount of cash distributed by the Partnership Parks Entities to Parent, minus the amount of cash Investments or loans made directly or indirectly by Parent and its Subsidiaries in or to the Partnership Parks Entities (except to the extent such Investments or loans are made substantially contemporaneously with, and with the proceeds of, a Restricted Payment that reduces Excess Cash Flow pursuant to clause (b)(v) of the definition thereof or that reduces the Available Amount pursuant to clause (viii) of the definition thereof), minus the aggregate amount of Restricted Payments made in reliance on Section 9.6(l), minus the aggregate amount of payments of senior unsecured Indebtedness of Parent made in reliance on clause (z) of Section 9.9(i).
“Net Cash Proceeds”: (a) in connection with any Asset Sale or any Recovery Event, the proceeds thereof received by Parent or any Subsidiary in the form of cash and Permitted Investments (including any such proceeds received in such form by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received) of such Asset Sale or Recovery Event, net of attorneys’ fees, accountants’ fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness and other obligations secured by a

Lien expressly permitted hereunder on, or amounts required to be paid under Capital Lease Obligations relating to, any asset which is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Security Document) and other customary fees and expenses actually incurred in connection therewith and net of (i) Taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements applicable to the transactions) and (ii) any reserve for adjustment in respect of (A) the sale price of such asset or assets established in accordance with GAAP and (B) any liabilities associated with such asset or assets retained by Parent or any of its Subsidiaries after such sale or other disposition thereof and (b) in connection with any issuance or sale of debt securities or instruments or the incurrence of loans or other Indebtedness, the cash proceeds received from such issuance or incurrence, net of attorneys’ fees, investment banking fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith.
“New York Collateral”: as defined in Section 12.7(a).
“Non-Consenting Lender”: in the event that (i) the Borrower or the Administrative Agent has requested the Lenders to consent to a departure or waiver of any provisions of the Loan Documents or to agree to any amendment thereto, (ii) the consent, waiver or amendment in question requires the agreement of all Lenders or all directly and adversely affected Lenders in accordance with the terms of Section 12.1 or all the Lenders with respect to a certain class of Loans or Commitments and (iii) the Required Lenders, as applicable, have agreed to such consent, waiver or amendment, then any Lender who does not agree to such consent, waiver or amendment shall be deemed a “Non-Consenting Lender”.
“Non-Defaulting Lender”: means, at any time, a Lender that is not a Defaulting Lender.
“Non-Guarantor Subsidiary”: any Subsidiary of the Borrower that is not a Subsidiary Guarantor.
“Non-U.S. Lender”: as defined in Section 5.13(f)(i).
“Non-U.S. Participant”: a Participant that is a Non-U.S. Person.
“Non-U.S. Person”: a Person that is neither a citizen or resident of the United States of America, nor a corporation, partnership or other entity created or organized in or under the laws of the United States of America (or any jurisdiction thereof), nor an estate or trust that is subject to federal income taxation regardless of the source of its income.
“Note”: any promissory note evidencing any Loan.
“Obligations”: the unpaid principal of and interest on (including, without limitation, interest accruing after the maturity of the Loans and Reimbursement Obligations and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Loans, the Reimbursement Obligations and all other obligations and liabilities of any Loan Party to the Administrative Agent, to any Lender or, in the case of Specified Hedge Agreements and Specified Cash Management Agreements, to any Qualified Counterparty, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document, the Letters of Credit, any Specified Hedge Agreement, any Specified Cash Management Agreement or any other document made, delivered or given by any Loan Party in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all fees, charges and disbursements of counsel to the Administrative Agent or to any Lender that are required to be paid by the Borrower pursuant hereto) or otherwise; provided, that (a) subject to Section 12.16(b), obligations of Parent, Holdings or the Borrower under any Specified Hedge Agreements or Specified Cash Management Agreement shall be secured and guaranteed pursuant to the Security Documents only to the extent that, and for so long as, the other Obligations are so secured and guaranteed and (b) any release of Collateral or Guarantors effected in the manner permitted by this Agreement shall not require the consent of holders of obligations under Specified Hedge Agreements or Specified Cash Management Agreements.
“OFAC”: the U.S. Department of the Treasury’s Office of Foreign Assets Control.
“Operated Properties”: as defined in Section 6.17(a).
“Original Revolving Credit Commitments”: the commitments of the Revolving Credit Lenders in effect as of the Closing Date to fund Revolving Credit Loans pursuant to Section 3.1.

“Original Revolving Credit Facility”: as defined in the definition of “Facility”.

“Other Taxes”: any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to this Agreement or any other Loan Document, except any such Taxes that are imposed by the jurisdictions described in clause (a) of Excluded Taxes with respect to an assignment (other than an assignment made pursuant to Section 5.17).
“Parent”: as defined in the preamble hereto.
“Parent Available Amount”: at any time, the sum of, without duplication:
(i)the aggregate amount by which Indebtedness (other than any Indebtedness owed to any of its Subsidiaries) incurred by Parent, Holdings or any of their respective Subsidiaries that are Subsidiary Guarantors (other than the Borrower and its Subsidiaries (collectively, the “Borrower Group”)) (collectively, the “Parent Group”) subsequent after the Closing Date and prior to such time is reduced on each of their respective balance sheets upon the conversion or exchange into Qualified Capital Stock (less the amount of any cash, or the fair market value (as determined in good faith by the Borrower) of assets distributed by the Parent Group upon such conversion or exchange); plus

(ii)if any Unrestricted Entity owned by a member of the Parent Group (but not the Borrower Group) is redesignated by the Borrower as a Subsidiary, an amount equal to the fair market value (as determined in good faith by the Borrower) of the Investment by the Parent Group in such Unrestricted Entity at the time of such redesignation, provided, however, that the foregoing amount shall not exceed the amount of Investments made to any such Unrestricted Entity prior to its redesignation following the Closing Date which reduced the Available Amount, less amounts received by the Parent Group from such Unrestricted Entity that increased the Parent Available Amount pursuant to clause (iii) below; plus

(iii) 100% of any cash dividends and other cash distributions and the fair market value (as determined in good faith by the Borrower) of property or assets other than cash received by the Parent Group from an Unrestricted Entity owned by the Parent Group (but not the Borrower Group) since the Closing Date to the extent not included in Consolidated Net Income and 100% of the net proceeds received by the Parent Group from the sale of any such Unrestricted Entity; provided, however, that the foregoing amount shall not exceed the amount of Investments made to any such Unrestricted Entity following the Closing Date which reduced the Available Amount; plus

(iv)to the extent not included in clauses (i) through (iii) above, an amount equal to (A) the sum of payments in cash received by the Parent Group following the Closing Date, interest on Indebtedness, dividends, or repayment of loans or advances, or other transfers of property, in each case, received by the Parent Group (and not received by the Borrower Group) in respect of any Investment pursuant to Section 9.8(v)(i) or (v)(ii) or (B) from the net cash proceeds from the sale, conveyance, liquidation or other disposition of any Investment pursuant to Section 9.8(v)(i) or (v)(ii) received by the Parent Group (and not received by the Borrower Group), minus;

(v)(A) the aggregate amount of Restricted Payments made in reliance on Section 9.6(r), (B) the aggregate amount of Investments made in reliance on Section 9.8(v)(ii) and (C) the aggregate amount of Indebtedness prepaid in reliance on Section 9.9(f)(ii).

“Parent Consolidated Adjusted EBITDA”: for any period, the sum, for Parent and its Subsidiaries (determined on a consolidated basis without duplication in accordance with GAAP), of the following:
(a)Consolidated Net Income of Parent and its Subsidiaries for such period excluding those amounts which, in the determination of Consolidated Net Income for such period, have been added or deducted for (i) total interest expense and, to the extent not reflected in such total interest expense, any losses on hedging or other derivative instruments, net of interest income and gains on such hedging obligations, (ii) provisions for federal, state, local and foreign income tax, franchise taxes and similar taxes imposed in lieu of income tax, (iii) depreciation and amortization expense (including, without limitation, amortization of goodwill and other intangible assets) and any impairment of property, equipment, goodwill or other intangible assets, (iv) any effect of extraordinary, non-recurring or unusual gains or losses or expenses and curtailments or modifications to pension and post-retirement employee benefit plans, provided that the amount of cash expenditures added back as a result of this clause (iv) shall not exceed the greater of (x) $20,000,000 and (y) 5.0% of Parent Consolidated Adjusted EBITDA in any four fiscal quarter period, (v) any net gains or losses of disposed, abandoned or discontinued assets or operations except for income and expenses prior to disposition, (vi) any fees, expenses, commissions, costs, premiums or other charges related to the Transactions and any securities offering, Investment, acquisition, disposition or other similar transaction or the incurrence of Indebtedness permitted to be incurred hereunder (including any amendment, extension, renewal, refinancing or replacement thereof), in each case whether or not successful and whether or not consummated prior to, on, or after the Closing Date, (vii)(A) any net unrealized gain or loss (after any offset) resulting in such period from obligations under any hedging obligations or other derivative instruments and the application of Statement of Financial Accounting Standards No. 133 and (B) any net unrealized gain or loss (after any offset) resulting in such period from currency translation, in each case to the extent not incurred in cash, (viii) the Consolidated Net Income of any Person (adjusted for items (i) through (vii) of this paragraph (a)) to the extent (A) attributable to interests held by third parties in Subsidiaries of Parent that are not wholly-owned by Parent or (B) attributable to (I) interests in Persons accounted for under the equity method, (II) Unrestricted Entities, or (III) any Person that is not a Subsidiary, except to the extent of the cash received by Parent or any of its Subsidiaries in respect of such interests including management fees, and (ix) all other non-cash gains, losses or charges, plus

(b)to the extent not included in the determination of Consolidated Net Income for such period, all proceeds of business interruption insurance received during such period, plus

(c)the amount of cost savings and synergies (net of the amount of actual benefits realized during such period) projected by Parent in good faith to be realized during the next four consecutive Fiscal Quarters (which cost savings and synergies shall be added to Parent Consolidated Adjusted EBITDA as so projected until fully realized and calculated on a Pro Forma Basis as though such cost savings had been realized on the first day of such period) as a result of a Permitted Acquisition or other Investment permitted by Section 9.8 or specific actions actually taken, initiated or anticipated to be taken and identified as provided below, so long as such cost savings and synergies are directly attributable to the applicable acquisition or investment, are factually supportable, and are expected to have a continuing impact on the financial results of Parent and its Subsidiaries and the Administrative Agent shall have received a certificate of a Responsible Officer of Parent setting forth calculations of any such pro forma adjustments supporting them in reasonable detail, plus

(d)any non-cash or stock-based compensation costs or expenses incurred by Parent or any of its Subsidiaries pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, less any cash costs of such plans or agreements incurred during such period.

Calculations of Parent Consolidated Adjusted EBITDA shall be as set forth on Exhibit B attached hereto.
Notwithstanding the foregoing if, during any period for which Parent Consolidated Adjusted EBITDA is being determined, Parent or any of its Subsidiaries shall have consummated any Specified Transaction of the type described in clause (a), (b) or (c) of the definition thereof then, for all financial tests or ratios under this Agreement, Parent Consolidated Adjusted EBITDA shall be determined on a Pro Forma Basis. The parties hereby agree that Parent Consolidated Adjusted EBITDA for the fiscal quarter ending (a) March 31, 2015 was ($37,633,000), (b) December 31, 2014 was $46,162,000 and (c) September 30, 2014 was $290,824,000.
“Parent Consolidated Leverage Ratio”: as at any date, the ratio of (a) Consolidated Total Debt as at such date to (b) Parent Consolidated Adjusted EBITDA for such Measurement Period.
“Parent Group”: as defined in the definition of “Parent Available Amount”.
“Pari Passu Intercreditor Agreement”: an intercreditor agreement executed by the Borrower, the Administrative Agent on behalf of the Secured Parties (as defined in the Guarantee and Collateral Agreement) and one or more holders or agents in respect of one or more series of pari passu Indebtedness secured by the Collateral, in form and substance reasonably satisfactory to the Administrative Agent and the Borrower.
“Park”: collectively, the Existing Parks and any other amusement or attraction park formed or acquired by any of Parent and its Subsidiaries after the date hereof.
“Participant”: as defined in Section 12.6(c)(i).
“Participant Register”: as defined in Section 12.6(b)(iv).

“Partnership Parks Agreements”: (a) the Overall Agreement, dated as of February 15, 1997, among Six Flags Fund, Ltd. (L.P.), Salkin Family Trust, SFG, Inc., SFG-I, LLC, SFG-II, LLC, Six Flags Over Georgia, Ltd., SFOG II, Inc., SFOG II Employee, Inc., SFOG Acquisition A, Inc., SFOG Acquisition B, L.L.C., Six Flags Over Georgia, Inc., Six Flags Services of Georgia, Inc., the Borrower and Six Flags Entertainment Corporation and the Related Agreements (as defined therein), (b) the Overall Agreement dated as of November 24, 1997 among Six Flags Over Texas Fund, Ltd., Flags’ Directors, L.L.C., FD-II, L.L.C., Texas Flags, Ltd., SFOT Employee, Inc., SFOT Acquisition I, Inc., SFOT Acquisition II, Inc., Six Flags Over Texas, Inc., the Borrower and Six Flags Entertainment Corporation, as amended by the Agreement dated as of December 6, 1999 between and among the foregoing parties and Six Flags Fund II, Ltd., and the Related Agreements (as defined therein), and (c) the Subordinated Indemnity Agreement, and each related agreement entered into in connection therewith (including, without limitation, the Beneficial Share Assignment Agreement, the Subordinated Indemnity Escrow Agreement, and the Acquisition Company Liquidity Agreement dated as of December 8, 2006 by and among Parent, Holdings, Borrower, GP Holdings, Inc., SFOG II, Inc., SFT Holdings, Inc., Time Warner Inc., TW-SPV Co., Warner Bros. Entertainment Inc. (as successor to Time Warner Entertainment Company, L.P.), the Acquisition Parties, SFOG Acquisition A Holdings, Inc., SFOG Acquisition B Holdings, Inc., SFOT Acquisition I Holdings, Inc. and SFOT Acquisition II Holdings, Inc.), in each case, as the same may be modified or amended at any time from time to time, provided such modification or amendment does not violate Section 9.14.
“Partnership Parks Entities”: (i) Six Flags Over Georgia II, L.P., a Delaware limited partnership, Texas Flags, Ltd., a Texas limited partnership, GP Holdings Inc., a Delaware corporation, SFOT Acquisition I Holdings, Inc., a Delaware corporation, SFOT Acquisition II Holdings, Inc., a Delaware corporation, SFOG Acquisition A Holdings, Inc., a Delaware corporation, SFOG Acquisition B Holdings, Inc., a Delaware corporation, Six Flags Over Georgia, Inc., a Delaware corporation, and the Acquisition Parties, (ii) any of their respective Subsidiaries and (iii) any other Person in which Parent owns any Capital Stock, directly or indirectly, that is formed with one of its purposes being to hold Capital Stock in the entities described in clauses (i) or (ii) above, directly or indirectly.
“Partnership Parks Lien”: means a Lien on the Capital Stock issued by or owned by a Partnership Parks Entity, any Lien on Indebtedness owed by or to a Partnership Parks Entity, any Lien on any management fee owed by or to a Partnership Parks Entity, or a Lien on a material portion of the assets of the Partnership Parks Entities, taken as a whole.
“Payment Amount”: as defined in Section 4.5.
“Payment Office”: the office specified from time to time by the Administrative Agent as its payment office by notice to the Borrower and the Lenders.
“PBGC”: the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (or any successor).
“Permitted Acquisition”: as defined in Section 9.5(e)(i).
“Permitted Holders”: any fund affiliated with H Partners Management LLC, BHR Capital LLC or Capital Research Global Investors.
“Permitted Investments”: (a) Dollars; (b)(i) Pounds Sterling or Euros or (ii) in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business; (c) securities issued or directly and fully and unconditionally guaranteed or insured by the United States government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition; (d) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500,000,000 in the case of U.S. banks and $100,000,000 (or the Dollar equivalent as of the date of determination) in the case of non-U.S. banks; (e) repurchase obligations for underlying securities of the types described in clauses (c), (d) and (h) entered into with any financial institution meeting the qualifications specified in clause (d) above; (f) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof and Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; (g) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency selected by the Borrower) and in each case maturing within 24 months after the date of creation or acquisition thereof; (h) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition; (i) readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof, in each case having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition; (j) Investments with average maturities of 12 months or less from the date of acquisition in money market funds; (k) investment funds investing 90% of their assets in securities of the types described in clauses (a) through (j) above; and (l) in the case of Foreign Subsidiaries, substantially similar investments to those set forth in clauses (a) through (k) above denominated in foreign currencies, provided that references to the United States of America (or any agency or instrumentality thereof) shall be deemed to mean foreign countries having a sovereign rating of “A” or better from either S&P or Moody’s (or another nationally recognized statistical rating agency selected by the Borrower and reasonably acceptable to the Administrative Agent).
“Permitted Liens”: as defined in Section 9.4.
“Person”: an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.
“Plan”: an employee benefit plan (within the meaning of Section 3(3) of ERISA, and that is subject to ERISA) and in respect of which Parent or, solely with respect to any such plan subject to Title IV of ERISA, any ERISA Affiliate is (or if such Plan were terminated, would under Section 4062 or Section 4069 of ERISA be deemed to be) an employer as defined in Section 3(5) of ERISA, but other than any Multiemployer Plan or Foreign Plan or Foreign Benefit Arrangement.
“Platform”: as defined in Section 7.1(f).
“Pledged Stock”: as defined in the Guarantee and Collateral Agreement.
“Prime Rate”: the rate of interest per annum publicly announced from time to time by Wells Fargo Bank, National Association as its prime rate. Each change in the Prime Rate shall be effective as of the opening of business on the day such change in such prime rate occurs. The parties hereto acknowledge that the rate announced publicly by Wells Fargo Bank, National Association as its prime rate is an index or base rate and shall not necessarily be its lowest or best rate charged to its customers or other banks.
“Pro Forma Balance Sheet”: as defined in Section 6.1(a).

“Pro Forma Basis” or “Pro Forma Effect”: means, with respect to compliance with any financial test or ratio hereunder (including any incurrence test) in respect of a Specified Transaction that occurred after the commencement of the relevant Measurement Period for which such financial test or ratio is being calculated, including (to the extent such adjustments would have been observed during such Measurement Period if the Specified Transaction had occurred on the first date thereof) pro forma adjustments arising out of events which are directly attributable to the applicable acquisition or investment, are factually supportable, and are expected to have a continuing impact and such other adjustments as are determined in accordance with the definition of Parent Consolidated Adjusted EBITDA, in each case as certified on behalf of Parent by a Responsible Officer, using, for purposes of determining such compliance with a financial test or ratio as if such Specified Transaction consummated after the commencement of the relevant Measurement Period, and any Indebtedness (excluding normal fluctuations in revolving Indebtedness incurred for working capital purposes, in each case not to finance any Specified Transaction) incurred or repaid in connection therewith, had been consummated and incurred or repaid at the beginning of such period.
“Pro Forma Compliance Certificate”: shall mean a certificate of a Responsible Officer of Parent setting forth in reasonable detail computations necessary to show that the Loan Parties would have been in compliance with Sections 9.1 and 9.2 as at March 31, 2015, giving pro forma effect to the Loans to be made on the Closing Date and the use of proceeds thereof, and the payment of fees and expenses in connection with the foregoing, as if such events had occurred on March 31, 2015.
“Property”: any right or interest in or to property of any kind whatsoever, whether Real Property, personal or mixed and whether tangible or intangible, including, without limitation, Capital Stock.
“Purchase Money Indebtedness”: (a) Indebtedness consisting of the deferred purchase price of Property, conditional sale or other obligations under any title retention agreement, installment sales and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the Property being financed, and (b) Indebtedness incurred to finance the acquisition of Property (including Acquisitions), including additions and improvements; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specified asset being financed (or replacement items) or, in the case of Real Property, the Real Property on which such asset is attached; and

provided further, that such Indebtedness is incurred within 180 days after such acquisition, addition or improvement by the Borrower or a Subsidiary of such asset.
“Put Related Debt Incurrence”: shall mean an incurrence by the Borrower of Indebtedness (other than Revolver Indebtedness) to fund the purchase of limited partnership units under the Partnership Parks Agreements.
“Qualified Capital Stock”: shall mean any Capital Stock that is not Disqualified Capital Stock.
“Qualified Counterparty”: with respect to any Specified Hedge Agreement or any Specified Cash Management Agreement, any counterparty thereto that (a) was the Arranger, an Agent, a Lender or an affiliate of the Arranger, an Agent or a Lender at the time such Specified Hedge Agreement or such Specified Cash Management Agreement was entered into and (b) has delivered to the Administrative Agent a writing signed by both such counterparty and the Borrower at any time (i) that advises the Administrative Agent of the existence of such agreement, (ii) pursuant to which such counterparty agrees that the Administrative Agent is entitled to act as its agent pursuant to the terms of this Agreement and the other Loan Documents, (iii) that advises the Administrative Agent whether it is authorized to release the Collateral and the guarantees when all Obligations (other than contingent indemnification obligations, Specified Hedge Agreements and Specified Cash Management Agreements (subject to the treatment of Letters of Credit as set forth in Section 12.16(b)) are paid in full without any requirement that the Qualified Counterparty in respect of the relevant Specified Hedge Agreement provide notification to the Administrative Agent that the Qualified Counterparty must have first received a substitute Lien and/or substitute guarantee or other collateral satisfactory to such Qualified Counterparty and (iv) pursuant to which the counterparty acknowledges that it has read and understands the definition of “Obligations” and Section 12.16. For the avoidance of doubt, if the Arranger, any Agent or any Lender or any affiliate thereof ceases to be the Arranger, an Agent or a Lender hereunder (the “Cessation Date”), then any current or future obligations in respect of any Specified Hedge Agreements or any Specified Cash Management Agreements entered into prior to the Cessation Date with respect to such Arranger, Agent, Lender or affiliate of the foregoing shall continue to constitute Obligations hereunder and such Arranger, Agent, Lender or affiliate thereof shall continue to constitute a Qualified Counterparty hereunder.
“Qualifying Bids”: as defined in Section 5.19(c).
“Qualifying Lender”: as defined in Section 5.19(d).
“Real Properties”: all right, title and interest in and to any and all parcels of or interests in real property, including the easements, hereditaments and appurtenances relating thereto and the improvements thereon, owned by, or leased by, Parent, Holdings, the Borrower or their respective Subsidiaries.
“Recovery Event”: any settlement of or payment in excess of $15,000,000 in respect of any Property or casualty insurance claim or any condemnation proceeding relating to any Property of Borrower or any of its Subsidiaries.
“Reduced Leverage Period”: as defined in the last paragraph of the definition of “Available Amount”.
“Refinance”: as defined in Section 2.5(a).
“Refinancing Effective Date”: as defined in Section 2.5(a).

“Refinancing Expenses”: with respect to any Refinancing of any Indebtedness or any amendment, modification, refunding, renewal or restructuring thereof, accrued and unpaid interest (or dividends) and premium thereon plus other reasonable amounts paid and fees and expenses incurred in connection therewith.
“Refinancing Notes”: first priority senior secured notes, junior lien secured notes and/or unsecured notes, in each case issued pursuant to an indenture, note purchase agreement or other agreement and in lieu of Refinancing Term Loans; provided that each of the following conditions is satisfied:
(a)(i) if the Refinancing Notes are pari passu with the Term Loans being Refinanced by such Refinancing Notes, such Refinancing Notes shall not mature, do not have scheduled amortization or payments of principal, and are not subject to mandatory redemption, repurchase, prepayment or sinking fund obligations (except customary asset sale or change of control provisions and AHYDO payments), in each case prior to the latest Term Loan Maturity Date of the Term Loans being Refinanced and (ii) if the Refinancing Notes are secured on a junior lien basis, not secured or are subordinated to any of the Facilities in right of payment, such Refinancing Notes shall not mature, do not have scheduled amortization or payments of principal, and are not subject to mandatory redemption, repurchase, prepayment or sinking fund obligations (except customary asset sale or change of control provisions and AHYDO payments), in each case prior to the date that is 90 days after the Latest Maturity Date of the Term Loans being Refinanced;

(b)if secured, such Refinancing Notes are not secured by liens on the assets of Parent or any of its Subsidiaries, other than assets constituting Collateral;

(c)no Subsidiary is a guarantor with respect to such Refinancing Notes unless such Subsidiary is a Subsidiary Guarantor which is guaranteeing (or substantially concurrently with the incurrence of the Refinancing Notes will guarantee) the Obligations, and any Unrestricted Entity is an unrestricted entity (or substantive equivalent) under such Refinancing Notes;

(d)such Refinancing Notes may not be in an amount greater than the aggregate principal amount of the Term Loans being Refinanced plus unpaid accrued interest and premium (if any) thereon and underwriting discounts, fees, commissions and expenses incurred in connection with the Refinancing Notes; provided that nothing in this clause (d) shall limit the ability of the Borrower to incur additional Indebtedness concurrently as part of the issuance or incurrence of such Indebtedness so long as such additional Indebtedness is otherwise permitted pursuant to the terms of this Agreement;

(e)(i) if secured on a pari passu basis with the other Obligations, all collateral therefor shall be secured by the Security Documents and the Loan Parties and the Administrative Agent shall have entered into such amendments to the Security Documents as may be reasonably requested by the Administrative Agent (which shall not require any consent from any Lender) to provide the Refinancing Notes with the benefit of the applicable Security Documents on a pari passu basis with the other Obligations, the Borrower shall have delivered the Pari Passu Intercreditor Agreement in connection therewith as may be reasonably requested by the Administrative Agent and the trustee, agent, or collateral trustee for such Refinancing Notes shall have executed the Pari Passu Intercreditor Agreement if reasonably requested by the Administrative Agent and (ii) if secured on a junior lien basis with the other Obligations, all collateral therefor shall be secured by collateral documentation that is substantially similar to the Security Documents (with such differences as are reasonably satisfactory to the Administrative Agent), the Borrower shall have delivered such other documents (including the Junior Lien Intercreditor Agreement) in connection therewith as may be reasonably requested by the Administrative Agent and the trustee, agent, or collateral trustee for such Refinancing Notes shall have executed the Junior Lien Intercreditor Agreement if reasonably requested by the Administrative Agent;

(f)such Refinancing Notes do not contain financial maintenance covenants in any way more restrictive than those set forth in this Agreement, except for covenants applicable only to periods after the Latest Maturity Date at the time of incurrence of such Indebtedness or to the extent that such financial maintenance covenant (or any material modification thereto) is also added for the benefit of any corresponding existing Facility;

(g)subject to the foregoing, all other terms applicable to the Refinancing Notes (other than provisions relating to original issue discount, fees, premium and interest rates and optional prepayments or redemption terms which shall be as agreed between the Borrower and the lenders providing such Refinancing Notes) shall reflect market terms at the time of issuance; and

(h)all of the Net Cash Proceeds of the Refinancing Notes shall be applied substantially concurrently with the incurrence thereof solely to the pro rata repayment of the Term Loans of the relevant Facility or Facilities being Refinanced.
“Refinancing Term Facility”: as defined in the definition of “Facility”.
“Refinancing Term Lender”: as defined in Section 2.5(b).
“Refinancing Term Loan Amendment”: as defined in Section 2.5(c).
“Refinancing Term Loans”: as defined in Section 2.5(a).

“Refinancing Term Loan Series”: as defined in Section 2.5(b).

“Refunded Swing Line Loans”: as defined in Section 4.10(b).

“Refunding Date”: as defined in Section 4.10(c).
“Register”: as defined in Section 12.6(b)(iv).
“Regulation H”: Regulation H of the Board as in effect from time to time.
“Regulation U”: Regulation U of the Board as in effect from time to time.
“Reimbursement Obligation”: the obligation of the Borrower to reimburse each Issuing Lender pursuant to Section 4.5 for amounts drawn under Letters of Credit issued by such Issuing Lender for the account of the Borrower.
“Reinvestment Deferred Amount”: with respect to any Reinvestment Event, the aggregate Net Cash Proceeds received by the Borrower or any of its Subsidiaries in connection therewith that, as a result of the delivery of a Reinvestment Notice, are not applied to repay the Loans pursuant to Section 5.5(b).
“Reinvestment Event”: any Asset Sale or Recovery Event in respect of which the Borrower has delivered a Reinvestment Notice.
“Reinvestment Notice”: a written notice executed by a Responsible Officer of Holdings or the Borrower stating that no Event of Default has occurred and is continuing and that the Borrower (directly or indirectly through a Subsidiary) intends and expects to use all or a specified portion of the Net Cash Proceeds of an Asset Sale or Recovery Event to acquire, restore or reconstruct assets used or useful in its business (including for Permitted Acquisitions).
“Reinvestment Prepayment Amount”: with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date to acquire, restore, or reconstruct assets used or useful in the business of the Borrower and its Subsidiaries (including for Permitted Acquisitions).
“Reinvestment Prepayment Date”: with respect to any Reinvestment Event, the earlier of (a) the date occurring one year after such Reinvestment Event (or, if all or any portion of the Reinvestment Deferred Amount is not used within one year of such Reinvestment Date, but is contractually committed within 12 months of such Reinvestment Event to be so used or an executed letter of intent is in place within 12 months of such Reinvestment Event, then within 18 months of such Reinvestment Event) and (b) within five Business Days after the date on which the Borrower shall have determined not to, or shall have otherwise ceased to, acquire, restore or reconstruct assets used or useful in the business of Parent and its Subsidiaries (including for Permitted Acquisitions) with all or any portion of the relevant Reinvestment Deferred Amount.
“Rejection Notice”: as defined in Section 5.11(d).
“Related Transactions”: the (i) the entering into of the waiver and consent agreement with respect to the Partnership Parks Agreements and (ii) payment of fees and expenses in connection with any of the foregoing.
“Release”: any release, threatened release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata that violates or creates any liability under any Environmental Law.
“Replacement Revolving Commitment Series”: as defined in Section 3.4(b).
“Replacement Revolving Commitments”: as defined in Section 3.4(a).
“Replacement Revolving Credit Effective Date”: as defined in Section 3.4(a).
“Replacement Revolving Facility”: as defined in the definition of “Facility”.
“Replacement Revolving Facility Amendment”: as defined in Section 3.4(c).
“Replacement Revolving Lender”: as defined in Section 3.4(b).
“Reply Amount”: as defined in Section 5.19(b).

“Reply Date”: as defined in Section 5.19(a).
“Reply Discount”: as defined in Section 5.19(b).
“Reportable Event”: any of the events set forth in Section 4043(c) of ERISA and the regulations issued thereunder, with respect to a Single Employer Plan, as to which the PBGC has not waived the notice requirement by regulation as in effect on the date hereof.
“Repricing Transaction”: (a) any prepayment of the Tranche B Term Loans using proceeds of Indebtedness incurred by the Borrower from a substantially concurrent incurrence of syndicated term loans under any credit facility (including but not limited to Refinancing Term Loans) for which the Effective Yield thereon on the date of such prepayment is lower than the Effective Yield on the Closing Date for the Tranche B Term Loans or (b) any repricing of the Tranche B Term Loans pursuant to an amendment hereto relating to the Applicable Margin or interest rate floors including in the definition of Base Rate or Eurocurrency Rate that result in any of the foregoing on the date of such amendment being lower than such amounts for the Tranche B Term Loans on the Closing Date; provided that notwithstanding the foregoing, it shall not be a “Repricing Transaction” under this Agreement if any of the transactions set forth in clause (a) or clause (b) above occur in connection with a transaction contemplated by Section 10(l)(i) or Section 10(l)(ii) of this Agreement or a Transformative Acquisition.
“Repurchase Period”: the period commencing on the Closing Date and ending on the date that is eighteen months after the Closing Date.
“Required Lenders”: at any time, the Lenders (other than Defaulting Lenders) holding more than 50% of the sum of (a) the aggregate unpaid principal amount of the Term Loans then outstanding and (b) the Total Revolving Credit Commitments (excluding the amount of Revolving Credit Commitments held by Defaulting Lenders) then in effect or, if the Revolving Credit Commitments have been terminated, the Total Revolving Extensions of Credit (excluding the amount of Revolving Extensions of Credit held by Defaulting Lenders) then outstanding.
“Requirement of Law”: as to any Person, the Certificate of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its Property or to which such Person or any of its Property is subject.
“Responsible Officer”: as to any Person, the chief executive officer, president, chief financial officer, senior vice president or treasurer or assistant treasurer, or general counsel or assistant general counsel, of such Person, but in any event, with respect to financial matters, the chief financial officer, senior vice president-finance or treasurer of such Person.
“Restricted Payment”: dividends (in cash, Property or obligations) on, or other payments or distributions on account of, or the setting apart of money for a sinking or other analogous fund for, or the purchase, redemption, retirement or other acquisition of, any shares of any Capital Stock of Parent, Holdings or the Borrower or of any warrants, options or other rights to acquire the same, excluding dividends payable by any of Parent, Holdings, or the Borrower or any Subsidiary solely in its own Qualified Capital Stock.
“Retained Declined Proceeds”: as defined in Section 5.11(d).

“Return Bid”: as defined in Section 5.19(b).

“Revolver Indebtedness”: Indebtedness of the Borrower in respect of Revolving Credit Loans and Swing Line Loans.
“Revolving Credit Commitment”: as to any Lender, the obligation of such Lender, if any, to make Revolving Credit Loans and participate in Swing Line Loans and Letters of Credit, if applicable, in an aggregate principal and/or face amount not to exceed the amount set forth under the heading “Revolving Credit Commitment” opposite such Lender’s name on Schedule 1 to the Lender Addendum delivered by such Lender, or, as the case may be, in the Assignment and Acceptance, Incremental Amendment or Replacement Revolving Facility Amendment pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof, and shall include, for the avoidance of doubt, Original Revolving Credit Commitments, increases in the Revolving Credit Commitments pursuant to Section 3.3, if any, Replacement Revolving Facility Commitments, if any and Extended Revolving Credit Commitments, if any. As of the Closing Date, the aggregate amount of the Total Revolving Credit Commitments (comprising solely Original Revolving Credit Commitments) is $250,000,000.

“Revolving Credit Facility”: as defined in the definition of “Facility” in this Section 1.1.
“Revolving Credit Lender”: each Lender that has a Revolving Credit Commitment or that is the holder of Revolving Credit Loans.
“Revolving Credit Loans”: as defined in Section 3.1, and shall include, for the avoidance of doubt, revolving loans made pursuant to any of the Revolving Credit Commitments.
“Revolving Credit Percentage”: as to any Revolving Credit Lender at any time, the percentage which such Lender’s Revolving Credit Commitment then constitutes of the Total Revolving Credit Commitments (or, at any time after the Revolving Credit Commitments shall have expired or been terminated, the percentage which the aggregate amount of such Lender’s Revolving Extensions of Credit then outstanding constitutes of the amount of the Total Revolving Extensions of Credit then outstanding).
“Revolving Extensions of Credit”: as to any Revolving Credit Lender at any time, an amount equal to the sum of (a) the aggregate principal amount of Revolving Credit Loans, (b) such Lender’s Revolving Credit Percentage of the aggregate principal amount of Swing Line Loans then outstanding plus (c) such Lender’s Revolving Credit Percentage of the L/C Obligations then outstanding.
“Revolving Facility Commitment Period”: the period from and including the Closing Date to the Revolving Facility Termination Date.
“Revolving Facility Termination Date”: June 30, 2020; provided that (i) any reference to Revolving Facility Termination Date with respect to any Extended Revolving Credit Facility shall be the final maturity date as specified in the applicable Extension Offer and (ii) any reference to Revolving Facility Termination Date with respect to any Replacement Revolving Facility shall be the final maturity date as specified in the Replacement Revolving Facility Amendment.
“RP Eligible Proceeds”: Net Cash Proceeds from Dispositions permitted under Sections 9.5(c)(ii), 9.5(c)(vi), 9.5(c)(vii), 9.5(c)(viii), 9.5(c)(xiii), 9.5(c)(xvii), 9.5(c)(xviii) and 9.5(c)(xix).
“RP Eligible Proceeds Carryover Amount”: as defined in last paragraph of the definition of “Available Amount”.
“RP Trigger Ratio”: a ratio of 5.00 to 1.00.
“S&P”: Standard & Poor’s Ratings Services, a subsidiary of The McGraw-Hill Companies, Inc., and any successor thereto.
“Sanctioned Country”: a country or territory which is itself the subject or target of comprehensive Sanctions.
“Sanctioned Person”: (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, or by the United Nations Security Council, the European Union or any European Union Member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).
“Sanctions”: any economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or Her Majesty’s Treasury of the United Kingdom.
“SEC”: the Securities and Exchange Commission (or successors thereto or an analogous federal Governmental Authority).
“Security Documents”: the collective reference to the Guarantee and Collateral Agreement (and all assumptions thereof), the Mortgages and all other security documents which shall have been delivered on or prior to the Closing Date, or are hereafter delivered to the Administrative Agent granting a Lien on any Property of any Person to secure the obligations and liabilities of any Loan Party under any Loan Document, as the same have been, and on and after the Closing Date shall be modified, amended, amended and restated, restated or supplemented in accordance herewith.
“Senior Note Indenture”: the Indenture, dated as of December 21, 2012, by and among Parent, the guarantors party thereto and U.S. Bank National Association, as trustee, as the same may be amended, restated, amended and restated, refinanced, replaced, extended, modified or further supplemented from time to time in accordance with the terms of this Agreement.
“Senior Notes”: the $800,000,000 aggregate principal amount of senior unsecured notes due December 21, 2021, issued by Parent.
“Senior Secured Debt”: as at the last day of any Measurement Period, the sum of (a) the aggregate outstanding principal amount of all Indebtedness (other than Revolver Indebtedness and the undrawn portion of any outstanding letters of credit) of the Borrower and its Subsidiaries hereunder or that otherwise is secured by property or assets of the Borrower and its Subsidiaries and that would, in conformity with GAAP, be set forth on the balance sheet of the Borrower and its Subsidiaries on such date (determined on a consolidated basis without duplication in accordance with GAAP), plus all such Indebtedness of others Guaranteed by the Borrower or any of its Subsidiaries on such date that is secured by property or assets of the Borrower and its Subsidiaries, plus (b) (i) the average of the amounts of Revolver Indebtedness outstanding on such last day and on the last day of each of the three immediately preceding fiscal quarters less (ii) the aggregate amount of Unrestricted Cash and unrestricted cash equivalents of the Borrower and its Subsidiaries on such last day in an aggregate amount not to exceed the lesser of (x) $50.0 million and (y) the amount of Revolver Indebtedness included in such calculation pursuant to the preceding clause (b)(i), in each case, set forth on the balance sheet of Parent and its Subsidiaries on the applicable date. For purposes of computing clause (b) above, the parties agree that the Revolver Indebtedness as of each of March 31, 2015, December 31, 2014 and September 30, 2014 shall be deemed to equal $80,000,000, $0 and $0, respectively.
“Senior Secured Leverage Ratio”: as at any date, the ratio of (a) Senior Secured Debt as at such date to (b) Borrower Consolidated Adjusted EBITDA for the Measurement Period most recently ended prior to such date.
“Shared Services Agreement”: the Amended and Restated Shared Services Agreement, dated as of January 1, 2006, among Parent, Holdings, the Borrower and PP Data Services Inc., a Subsidiary of Holdings.
“Single Employer Plan”: any Plan that is covered by Title IV of ERISA, but which is not a Multiemployer Plan.
“Solvent”: with respect to any Person, as of any date of determination, (a) the amount of the present fair saleable value (on a going concern basis) of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise”, as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value (on a going concern basis) of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts as they mature. For purposes of this definition, (i) “debt” means liability on a “claim”, (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured and (iii) assets shall include insurance coverage and/or indemnification available with respect to any liability.
“Specified Cash Management Agreement”: any agreement, or any Guarantee of any agreement, providing for treasury, depositary, purchasing card or cash management services, including in connection with any automated clearing house transfers of funds or any similar transactions, between Parent, Holdings, the Borrower or any Subsidiary Guarantor and any Qualified Counterparty.
“Specified Hedge Agreement”: any Hedging Agreement entered into by Parent, Holdings, the Borrower or any Subsidiary Guarantor and any Qualified Counterparty.
“Specified Transaction”: means any (a) Disposition of all or substantially all the assets of or all the Capital Stock of any Subsidiary or of any division or product line of Parent and its Subsidiaries, or any Asset Sale, (b) Permitted Acquisition or other Investment, in each case involving consideration in excess of $15,000,000, (c) designation of any Subsidiary as an Unrestricted Entity, or of any Unrestricted Entity as a Subsidiary, in each case in accordance with Section 9.17 or (d) the proposed incurrence of Indebtedness or making of a Restricted Payment or Investment or any other transaction in respect of which compliance with the any financial test or ratio hereunder (including any incurrence test) is by the terms of this Agreement required to be calculated on a Pro Forma Basis.

“Subordinated Debt”: any unsecured Indebtedness that is subordinated to the Obligations of the applicable Person, the terms and conditions of which include subordination provisions consistent with those prevailing in debt capital markets of the United States at the time of incurrence.
“Subordinated Indemnity Agreement”: the Subordinated Indemnity Agreement, dated as of April 1, 1998, among Parent, GP Holdings Inc., Time Warner Inc., Warner Bros. Entertainment Inc. (as successor to Time Warner Entertainment Company, L.P.), TW-SPV Co., Holdings, the Borrower, SFOG II, Inc. and SFT Holdings, Inc., as the same may be modified or amended at any time from time to time, provided such modification or amendment does not violate Section 9.14.
“Subordinated Indemnity Escrow Agreement”: the Subordinated Indemnity Escrow Agreement dated as of September 28, 2006, by and among Parent, Warner Bros. Entertainment Inc. (as successor to Time Warner Entertainment Company, L.P.), Historic TW Inc. (formerly known as Time Warner Inc.) and The Bank of New York Mellon, as the same has been amended, supplemented, waived or otherwise modified on or prior to the Closing Date or may be modified or amended at any time from time to time, provided such modification or amendment does not violate Section 9.14.
“Subsidiary”: as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person; provided that, notwithstanding the foregoing, each of the Partnership Parks Entities will be deemed to be a Subsidiary of Parent for all purposes under this Agreement, provided further that none of any Inactive Subsidiary, Six Flags Over Texas Fund, Ltd. or Six Flags Fund, Ltd. will be deemed to be a Subsidiary of Parent for any purpose under this Agreement other than (a) with respect to the disclosure required as of the Closing Date under Section 6.15 and (b) in connection with the delivery of financial statements pursuant to Sections 6.1, 8.1(a) and 8.1(d) to the extent such Person otherwise would have been consolidated with Parent for purposes of such financial statements. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of Parent. Notwithstanding the foregoing, in no event shall any person designated as an Unrestricted Entity pursuant to Section 9.17 be deemed to be a Subsidiary of Parent, Holdings, Borrower or any of their respective Subsidiaries (unless such Unrestricted Entity is subsequently re-designated as a Subsidiary pursuant to Section 9.17 and otherwise meets the criteria set forth in this definition of “Subsidiary”).
“Subsidiary Guarantor”: each Subsidiary of the Borrower other than any Excluded Subsidiary.
“Swing Line Commitment”: the obligation of the Swing Line Lender to make Swing Line Loans pursuant to Section 4.9 in an aggregate principal amount at any one time outstanding not to exceed $30,000,000.
“Swing Line Exposure”: at any time, the aggregate principal amount of all Swing Line Loans outstanding at such time. The Swing Line Exposure of any Lender in respect of any Swing Line Loan shall be its Revolving Credit Percentage of the principal amount of such Swing Line Loan.
“Swing Line Lender”: Wells Fargo Bank, National Association, in its capacity as the lender of Swing Line Loans.
“Swing Line Loans”: as defined in Section 4.9.
“Swing Line Participation Amount”: as defined in Section 4.10(c).
“Target Person”: as defined in Section 9.8.
“Tax Sharing Agreement”: that certain Tax Sharing Agreement, effective as of January 1, 2011, among Parent, Holdings, and those Subsidiaries which are parties thereto, as the same may be modified or amended at any time from time to time, provided such modification or amendment does not violate Section 9.14.
“Taxes”: any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, including any interest, additions to tax or penalties attributable thereto.
“Term Loan Commitments”: the Tranche B Term Loan Commitments and any Incremental Term Commitment.

“Term Loan Lenders”: the Tranche B Term Loan Lenders, the Incremental Term Lenders, each Refinancing Term Lender and each Extending Term Lender.
“Term Loan Maturity Date”: shall mean the Tranche B Maturity Date, the maturity of any Incremental Term Facility, the maturity date of any Refinancing Term Facility or the maturity date of any Extending Term Facility, as the case may be.
“Term Loans”: the Tranche B Term Loans and, unless the context shall otherwise require, the Incremental Term Loans, each Extending Term Loan and each Refinancing Term Loan.
“Time Warner”: Historic TW Inc. and/or its affiliates.
“Title Insurance Company”: as defined in Section 7.1(o)(iii).
“Total Revolving Credit Commitments”: at any time, the aggregate amount of the Revolving Credit Commitments then in effect.
“Total Revolving Extensions of Credit”: at any time, the aggregate amount of the Revolving Extensions of Credit of the Revolving Credit Lenders outstanding at such time.
“Tranche B Maturity Date”: June 30, 2022.
“Tranche B Term Loan”: as defined in Section 2.1.
“Tranche B Term Loan Commitment”: as to any Lender, the obligation of such Lender, if any, to make a Tranche B Term Loan to the Borrower hereunder in a principal amount not to exceed the amount set forth under the heading “Tranche B Term Loan Commitment” opposite such Lender’s name on Schedule 1 to the Lender Addendum delivered by such Lender, or, as the case may be, in the Assignment and Acceptance pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof. The aggregate amount of the Tranche B Term Loan Commitments on the Closing Date is $700,000,000.
“Tranche B Term Loan Facility”: as defined in the definition of “Facility” in this Section 1.1.
“Tranche B Term Loan Lender”: each Lender that has a Tranche B Term Loan Commitment or is the holder of a Tranche B Term Loan.
“Tranche B Term Loan Percentage”: as to any Lender at any time, the percentage which the principal amount of such Lender’s Tranche B Term Loan then outstanding constitutes of the aggregate principal amount of all Tranche B Term Loans then outstanding.
“Transactions”: the execution, delivery and performance by each Loan Party of the Loan Documents to which it is or is to be a party, the borrowing of Loans, the use of the proceeds thereof and the issuance of Letters of Credit hereunder and the payment of fees and expenses in connection therewith.
“Transferee”: as defined in Section 12.15.
“Transformative Acquisition”: any acquisition that is either (a) not permitted by this Agreement immediately prior to the consummation of such Acquisition or (b) if permitted by this Agreement immediately prior to the consummation of such Acquisition, would not provide the Borrower and its subsidiaries with adequate flexibility under this Agreement for the continuation and/or expansion of their combined operations following such consummation, as determined by the Borrower acting in good faith.
“Type”: as to any Loan, its nature as a Base Rate Loan or a Eurocurrency Loan.
“UCP” means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce (“ICC”) Publication No. 600 (or such later version thereof as may be in effect at the time of issuance).
“U.S.A. PATRIOT Act”: (a) the Trading with the Enemy Act, as amended, and each of the foreign asset control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001, as amended or modified from time to time.
“Uniform Commercial Code”: the Uniform Commercial Code as the same may, from time to time, be in effect in the State of New York; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, the term “Uniform Commercial Code” shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority (but not attachment) and for purposes of definitions related to such provisions.
“Unrestricted Cash”: all cash that is not restricted cash, as determined in accordance with GAAP.
“Unrestricted Entity”: shall mean (1) any person in which Parent, Holdings, Borrower or any of their respective Subsidiaries makes or has made an Investment and which is designated by Parent as an Unrestricted Entity pursuant to Section 9.17 hereof and (2) any Subsidiary of any Unrestricted Entity. As of the Closing Date, there are no Unrestricted Entities.
“Wholly Owned Subsidiary”: with respect to any Person, any corporation, partnership, limited liability company or other entity of which all of the equity securities or other ownership interests (other than, in the case of a corporation, directors’ qualifying shares or equity interests held by foreign nationals, in each case to the extent mandated by applicable law) are directly or indirectly owned or controlled by such Person or one or more Wholly Owned Subsidiaries of such Person.
“Withdrawal Liability”: liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part 1 of Subtitle E of Title IV of ERISA.
1.2.    Other Definitional Provisions. (a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b)    As used herein and in the other Loan Documents, and any certificate or other document made or delivered pursuant hereto or thereto, accounting terms relating to Parent, Holdings and its Subsidiaries not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP.

(c)    The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(d)    Except as specifically provided herein, the meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(e)    Unless otherwise expressly provided herein, (a) references to any Requirement of Law, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, refinancings, restatements, renewals, restructurings, extensions, supplements and other modifications thereto, but only to the extent that such amendments, refinancings, restatements, renewals, restructurings, extensions, supplements and other modifications are not prohibited by the Loan Documents; and (b) references to any law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law.

(f)    When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of Interest Period) or performance shall extend to the immediately succeeding Business Day.

(g)    Notwithstanding any other provision contained herein, all computations of amounts and ratios referred to in this Agreement shall be made without giving effect to any election under FASB Accounting Standards Codification 805, 810 or 825 (or any other financial accounting standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower at “fair value” as defined therein.

(h)    All references to “knowledge”, “aware” or “awareness” of any Loan Party or a Subsidiary of Holdings means the actual knowledge of a Responsible Officer.

(i)    All certifications to be made hereunder by an officer or representative of a Loan Party shall be made by such person in his or her capacity solely as an officer or a representative of such Loan Party, on such Loan Party’s behalf and not in such Person’s individual capacity.

(j)    For purposes of determining compliance with any Section of Section 9 at any time, in the event that any Lien, Investment, Indebtedness (whether at the time of incurrence or upon application of all or a portion of the proceeds thereof), Disposition, Restricted Payment, Affiliate transaction, contractual obligation or prepayment of Indebtedness meets the criteria of one or more than one of the categories of transactions permitted pursuant to any clause of such Sections, such transaction (or portion thereof) at any time shall be permitted under one or more of such clauses as determined by the Borrower in its sole discretion at such time.

SECTION 2. AMOUNT AND TERMS OF TERM LOAN COMMITMENTS

2.1.    Term Loan Commitments. Subject to the terms and conditions hereof, the Tranche B Term Loan Lenders severally agree to make term loans denominated in Dollars (each, a “Tranche B Term Loan”) to the Borrower on the Closing Date in an amount for each Tranche B Term Loan Lender not to exceed the Tranche B Term Loan Commitment of such Lender. The Tranche B Term Loans may from time to time be Eurocurrency Loans or Base Rate Loans, as determined by the Borrower and notified to the Administrative Agent in accordance with Sections 2.2 and 5.6.

2.2.    Procedure for Term Loan Borrowing.

(a)The Borrower shall deliver to the Administrative Agent notice (which may be conditioned upon the occurrence of the Closing Date) (which notice must be received by the Administrative Agent prior to 12:00 Noon, New York City time one Business Day prior to the anticipated Closing Date) requesting that the Tranche B Term Loan Lenders make the Tranche B Term Loans and, specifying the amount to be borrowed on the Closing Date. Upon receipt of such notice the Administrative Agent shall promptly notify each Tranche B Term Loan Lender thereof. Not later than 12:00 Noon, New York City time, on the Closing Date each Tranche B Term Loan Lender shall make available to the Administrative Agent at the Funding Office an amount in immediately available funds equal to the Tranche B Term Loan to be made by such Lender.

(b)The procedures for the funding of Refinancing Term Loans shall be as set forth in the applicable Refinancing Term Loan Amendment and the procedures for the funding of Incremental Term Loans shall be as set forth in the applicable Incremental Amendment.

2.3.    Repayment of Term Loans.

(a)The Tranche B Term Loan of each Tranche B Term Loan Lender shall mature in 28 installments, commencing on September 30, 2015, each of which shall be in an amount equal to such Lender’s Tranche B Term Loan Percentage multiplied by the amount set forth below opposite such installment and on the date indicated for such installment (as such amounts may be reduced from time to time pursuant to the application of voluntary and mandatory prepayments pursuant to Sections 5.4 and 5.5, repurchases pursuant to Section 5.19 and Section 12.6):

Installment	Principal Amount
September 30, 2015	$1,750,000
December 31, 2015	$1,750,000
March 31, 2016	$1,750,000
June 30, 2016	$1,750,000
September 30, 2016	$1,750,000
December 31, 2016	$1,750,000
March 31, 2017	$1,750,000
June 30, 2017	$1,750,000
September 30, 2017	$1,750,000
December 31, 2017	$1,750,000
March 31, 2018	$1,750,000
June 30, 2018	$1,750,000
September 30, 2018	$1,750,000
December 31, 2018	$1,750,000
March 31, 2019	$1,750,000
June 30, 2019	$1,750,000
September 30, 2019	$1,750,000
December 31, 2019	$1,750,000
March 31, 2020	$1,750,000
June 30, 2020	$1,750,000
September 30, 2020	$1,750,000
December 31, 2020	$1,750,000
March 31, 2021	$1,750,000
June 30, 2021	$1,750,000
September 30, 2021	$1,750,000
December 31, 2021	$1,750,000
March 31, 2022	$1,750,000
Tranche B Maturity Date	All outstanding Tranche B Term Loans

All outstanding Tranche B Term Loans shall be due and payable on the Tranche B Maturity Date.

(b)The Incremental Term Loans of any Incremental Series shall amortize and mature as provided in the applicable Incremental Amendment.

(c)The Refinancing Term Loans of any Refinancing Term Loan Series shall mature as provided in the applicable Refinancing Term Loan Amendment.

(d)The Extending Term Loans of any Extension Series shall amortize and mature as provided in the applicable agreement giving effect to such relevant Extension.

2.4.    Incremental Term Loans.

(a)The Borrower may, by written notice to the Administrative Agent from time to time, request Incremental Term Loan Commitments in an amount not to exceed the Incremental Amount from one or more Incremental Term Lenders (which may include any existing Lender) willing to provide such Incremental Term Loans in their own discretion; provided that on a Pro Forma Basis after giving effect to the borrowing of the Incremental Term Loans and the use of proceeds thereof, the Borrower is in compliance with the covenants set forth in Section 9.1 and Section 9.2, as of the latest Measurement Period; and provided, further that:

(i)no Event of Default shall exist after giving effect to such Incremental Term Loans on the Increased Amount Date (except, in the case of the incurrence or provision of any Incremental Facility in connection with a Permitted Acquisition or other Investment permitted by the terms of this Agreement, no Event of Default at the time of the relevant acquisition agreement was entered into shall be the standard);

(ii)such Incremental Term Loans shall mature no earlier than the Term Loans under any then outstanding Facility (and if such Incremental Term Loans are secured on a junior lien basis to any of the Facilities, such Incremental Term Loans shall mature no earlier than 180 days after the Latest Maturity Date), and such Incremental Term Loans shall not have a shorter weighted average life to maturity than the remaining weighted average life to maturity (without giving effect to reductions of amortization for periods where amortization has been reduced as a result of the prepayment of the Term Loans) of the Term Loans under any then outstanding Facility;

(iii)with respect to any Incremental Term Loans incurred prior to the date that is 12 months after the Closing Date, if the Effective Yield on any Incremental Term Loans as of the date of determination and prior to giving effect to this clause (iii) exceeds the Effective Yield on the Tranche B Term Loans by more than 50 basis points, then the Applicable Margin for the Tranche B Term Loans shall be increased to the extent necessary so that the Effective Yield on the Tranche B Term Loans is 50 basis points less than the Effective Yield on such Incremental Term Loans;

(iv)the terms, provisions and documentation of the Incremental Term Loans, except as otherwise set forth herein, shall be as agreed between the Borrower and the lenders providing such Incremental Term Loans; provided that to the extent the terms of such Incremental Term Loans are not consistent with the Facilities (other than provisions relating to original issue discount, fees, premiums, and optional prepayment or redemption terms, interest rates (subject to clause (iii) above) and subject to clause (ii) above, maturity and amortization which shall be as agreed between the applicable Borrower and the Lenders providing such Incremental Term Loans), the terms of such Incremental Term Loans shall be not be materially more favorable, taken as a whole, to such lenders providing such Incremental Term Loans than the terms of the Tranche B Term Loans, unless the existing Lenders receive the benefit of such favorable terms, or such terms are reasonably satisfactory to the Administrative Agent (provided that the terms applicable after the Latest Maturity Date are reasonably acceptable to the Administrative Agent);

(v)(1) if secured on a pari passu basis with the other Obligations, all collateral therefor shall be secured by the Security Documents and the Loan Parties and the Administrative Agent shall have entered into such amendments to the Security Documents (including modifications to the Mortgages and date down endorsements to the mortgagee’s title insurance policies issued to Administrative Agent with respect to the Mortgages) as may be reasonably requested by the Administrative Agent (which shall not require any consent from any Lender) in connection with the Incremental Term Loans and the Borrower shall have delivered such other documents, certificates and opinions of counsel in connection therewith as may be reasonably requested by the Administrative Agent and (2) if secured on a junior lien basis with the other Obligations, all collateral therefor shall be secured by collateral documentation that is substantially similar to the Security Documents (and in any event no more restrictive in any material respect), the Borrower shall have delivered such other documents, certificates and opinions of counsel in connection therewith as may be reasonably requested by the Administrative Agent and the agent for such Incremental Term Loans shall have executed the Junior Lien Intercreditor Agreement if reasonably requested by the Administrative Agent; and

(vi)the Incremental Term Loans shall rank pari passu in right of payment and pari passu or junior in right of security with the Term Loans.

(b)The Borrower may approach any Lender or any other Person that would be a permitted Assignee pursuant to Section 12.6 (including consent, if applicable, from the Administrative Agent, such consent not to be unreasonably withheld or delayed) to provide all or a portion of the Incremental Term Loans (an “Incremental Term Lender”); provided that any Lender offered or approached to provide all or a portion of the Incremental Term Loans may elect or decline, in its sole discretion, to provide an Incremental Term Loan. Any Incremental Term Loans made on any Increased Amount Date shall be designated an incremental series (an “Incremental Series”) of Incremental Term Loans for all purposes of this Agreement and shall be deemed “Term Loans” for all purposes of this Agreement; provided that any Incremental Term Loans may, to the extent provided in the applicable Incremental Amendment, be designated as an increase in any previously established Incremental Series of Incremental Term Loans made to the Borrower.

(c)The Incremental Term Loans shall be established pursuant to an Incremental Amendment executed by the Borrower, the Administrative Agent and the Incremental Term Lenders providing such Incremental Term Loans which shall be consistent with the provisions set forth in paragraph (a) above (which shall not require the consent of any other Lender). Each Incremental Amendment shall be binding on the Lenders, the Loan Parties and the other parties hereto and thereto. In connection with the Incremental Amendment, conforming amendments shall be made to this Agreement to reflect such Incremental Term Loans as may be necessary or appropriate in the reasonable opinion of the Borrower and the Administrative Agent to effect the provisions of this Section 2.4.

(d)This Section 2.4 shall supersede any provisions in Section 12.1 to the contrary.

2.5.    Refinancing Term Loans and Refinancing Notes.

(a)The Borrower may by written notice to Administrative Agent elect to request the establishment of one or more additional tranches of term loans denominated in Dollars under this Agreement (“Refinancing Term Loans”) to refinance or replace (collectively, “Refinance”) Term Loans outstanding under any Facility hereunder. Each such notice shall specify the date (each, a “Refinancing Effective Date”) on which the Borrower propose that the Refinancing Term Loans shall be made, which shall be a date not less than five Business Days after the date on which such notice is delivered to the Administrative Agent; provided that each of the following conditions is satisfied:

(i)(x) if the Refinancing Term Loans are pari passu with the Term Loans being Refinanced by such Refinancing Term Loans, such Refinancing Term Loans shall mature no earlier than the Term Loans being Refinanced and shall not have a shorter weighted average life to maturity (without giving effect to reductions of amortization for periods where amortization has been reduced as a result of the prepayment of the Term Loans) than the remaining weighted average life to maturity of the Term Loans being Refinanced and (y) if such Refinancing Term Loans are secured on a junior lien basis, not secured or are subordinated to any of the Facilities in right of payment, such Refinancing Term Loans shall mature no earlier than 90 days after the Latest Maturity Date and shall not have a shorter weighted average life to maturity than the remaining weighted average life to maturity (without giving effect to reductions of amortization for periods where amortization has been reduced as a result of the prepayment of the Term Loans) of the Term Loans under any then outstanding Facility;

(ii)if secured, such Refinancing Term Loans are not secured by liens on the assets of Parent or any of its Subsidiaries, other than assets constituting Collateral;

(iii)no Subsidiary is a guarantor with respect to such Refinancing Term Loans unless such Subsidiary is a Subsidiary Guarantor which is guaranteeing (or substantially concurrently with the incurrence of the Refinancing Term Loans will guarantee) the Obligations, and any Unrestricted Entity is an unrestricted entity (or substantive equivalent) of such Refinancing Term Loans;

(iv)such Refinancing Term Loans may not be in an amount greater than the aggregate principal amount of the Term Loans being Refinanced plus unpaid accrued interest and premium (if any) thereon and underwriting discounts, fees, commissions and expenses incurred in connection with the Refinancing Term Loans; provided that nothing in this clause (iv) shall limit the ability of the Borrower to incur additional Indebtedness concurrently as part of the issuance or incurrence of such Indebtedness so long as such additional Indebtedness is otherwise permitted pursuant to the terms of this Agreement;

(v)(x) if secured on a pari passu basis with the other Obligations, all collateral therefor shall be secured by the Security Documents and the Loan Parties and the Administrative Agent shall have entered into such amendments to the Security Documents as may be reasonably requested by the Administrative Agent (which shall not require any consent from any Lender) to provide the Refinancing Term Loans with the benefit of the applicable Security Documents on a pari passu basis with the other Obligations, the Borrower shall have delivered such other documents, certificates and opinions of counsel (including the Pari Passu Intercreditor Agreement) in connection therewith, as may be reasonably requested by the Administrative Agent and the agent, for such Refinancing Term Loans shall have executed the Pari Passu Intercreditor Agreement if reasonably requested by the Administrative Agent and (y) if secured on a junior lien basis with the other Obligations, all collateral therefor shall be secured by collateral documentation that is substantially similar to the Security Documents (and in any event no more restrictive in any material respect), the Borrower shall have delivered such other documents, certificates and opinions of counsel (including the Junior Lien Intercreditor Agreement) in connection therewith as may be reasonably requested by the Administrative Agent and the agent for such Refinancing Term Loans shall have executed the Junior Lien Intercreditor Agreement if reasonably requested by the Administrative Agent;

(vi)all other terms applicable to such Refinancing Term Loans (other than provisions relating to original issue discount, fees, premiums, optional prepayment or optional redemption terms and interest rates which shall be as agreed between the Borrower and the lenders providing such Refinancing Term Loans) shall not be materially more favorable, taken as a whole, to the lenders providing such Refinancing Term Loans than those applicable to the then outstanding Term Loans being Refinanced, unless the existing Lenders receive the benefit of such favorable terms, or such terms are reasonably satisfactory to the Administrative Agent (provided that the terms applicable after the Latest Maturity Date are reasonably acceptable to the Administrative Agent); and

(vii)all of the Net Cash Proceeds of the Refinancing Term Loans shall be applied substantially concurrently with the incurrence thereof solely to the pro rata repayment of the Term Loans of the relevant Facility or Facilities being Refinanced.

(b)The Borrower may approach any Lender or any other Person that would be a permitted Assignee pursuant to Section 12.6 to provide all or a portion of the Refinancing Term Loans (a “Refinancing Term Lender”); provided that any Lender offered or approached to provide all or a portion of the Refinancing Term Loans may elect or decline, in its sole discretion, to provide a Refinancing Term Loan. Any Refinancing Term Loans made on any Refinancing Effective Date shall be designated a series (a “Refinancing Term Loan Series”) of Refinancing Term Loans for all purposes of this Agreement and shall be deemed “Term Loans” for all purposes of this Agreement; provided that any Refinancing Term Loans may, to the extent provided in the applicable Refinancing Term Loan Amendment, be designated as an increase in any previously established Refinancing Term Loan Series of Refinancing Term Loans made to the Borrower.

(c)The Refinancing Term Loans shall be established pursuant to an amendment to this Agreement among the Borrower, the Administrative Agent and the Refinancing Term Lenders providing such Refinancing Term Loans (a “Refinancing Term Loan Amendment”) which shall be consistent with the provisions set forth in paragraph (a) above (which shall not require the consent of any other Lender). Each Refinancing Term Loan Amendment shall be binding on the Lenders, the Administrative Agent, the Loan Parties and the other parties hereto. The Administrative Agent shall be permitted, and is hereby authorized, to enter into such amendments with the Borrower to effectuate the foregoing.

(d)Notwithstanding anything to the contrary contained in this Section 2.5, the Borrower may elect to issue Refinancing Notes consistent with the provisions set forth in paragraph (a) above in lieu of Refinancing Term Loans.

(e)This Section 2.5 shall supersede any provisions in Section 5.11 or 12.1 to the contrary.

SECTION 3. AMOUNT AND TERMS OF THE REVOLVING FACILITIES
COMMITMENTS AND SWING LINE COMMITMENT

3.1.    Revolving Credit Commitments. (a) Subject to the terms and conditions hereof, (i) the Revolving Credit Lenders severally agree to make revolving credit loans denominated in Dollars (the “Revolving Credit Loans”) to the Borrower from time to time during the Revolving Facility Commitment Period in an aggregate principal amount at any one time outstanding for each Revolving Credit Lender which, when added to such Lender’s Revolving Credit Percentage of the sum of (x) the L/C Obligations then outstanding and (y) the aggregate principal amount of the Swing Line Loans then outstanding, does not exceed the amount of such Lender’s Revolving Credit Commitment. During the Revolving Facility Commitment Period, the Borrower may use the Revolving Credit Commitments by borrowing, prepaying the Revolving Credit Loans in whole or in part, and reborrowing, all in accordance with the terms and conditions hereof. The Revolving Credit Loans may from time to time be Eurocurrency Loans or Base Rate Loans, as determined by the Borrower and notified to the Administrative Agent in accordance with Sections 3.2 and 5.6.

(b)    The Borrower shall repay all outstanding Revolving Credit Loans on or before the applicable Revolving Facility Termination Date.

3.2.    Procedure for Revolving Credit Borrowing. The Borrower may borrow under the Revolving Credit Commitments on any Business Day during the Revolving Facility Commitment Period, provided that the Borrower shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 11:00 a.m., New York City time, (a) three Business Days prior to the requested Borrowing Date, in the case of Eurocurrency Loans, or (b) on the same Business Day as the requested Borrowing Date, in the case of Base Rate Loans), specifying (i) the amount and Type of Revolving Credit Loans to be borrowed, (ii) the requested Borrowing Date and (iii) in the case of Eurocurrency Loans, the length of the initial Interest Period therefor. Each borrowing of Revolving Credit Loans under the Revolving Credit Commitments shall be in an amount equal to (x) in the case of Base Rate Loans, $1,000,000 or a whole multiple of $500,000 (or, if the then aggregate Available Revolving Credit Commitments are less than $500,000, such lesser amount) and (y) in the case of Eurocurrency Loans, $2,500,000 or a whole multiple of $500,000 in excess thereof; provided, that the Swing Line Lender may request, on behalf of the Borrower, borrowings of Base Rate Loans under the Revolving Credit Commitments in other amounts pursuant to Section 4.10. Upon receipt of any such notice from the Borrower, the Administrative Agent shall promptly notify each Revolving Credit Lender thereof. Each Revolving Credit Lender will make its pro rata share of the amount of each borrowing of Revolving Credit Loans available to the Administrative Agent for the account of the Borrower at the Funding Office prior to 12:00 Noon, New York City time, on the Borrowing Date requested by the Borrower in funds immediately available to the Administrative Agent. Such borrowing will then be made available to the Borrower by the Administrative Agent in like funds as received by the Administrative Agent.

3.3.    Increase in Revolving Credit Commitments.

(a)The Borrower may, by written notice to the Administrative Agent from time to time prior to the Revolving Facility Termination Date, request an increase in the Original Revolving Credit Commitments in an amount not to exceed the Incremental Amount from one or more Revolving Credit Lenders (which may include any existing Lender) willing to provide such increased Revolving Credit Commitments in their own discretion; provided that on a Pro Forma Basis after giving effect to the incurrence of such Revolving Credit Commitments (assuming for purposes of this Section 3.3 that such increased Revolving Credit Commitments established at such time are fully funded) and the use of proceeds thereof, the Borrower is in compliance with the covenants set forth in Section 9.1 and Section 9.2, as of the latest Measurement Period; and provided further that:

(i)before and after giving effect to the increase in Revolving Credit Commitments contemplated hereby on the Increased Amount Date, the conditions set forth in Section 7.2 shall be satisfied;

(ii)the increased Revolving Credit Commitments shall have the same terms and conditions as the Original Revolving Credit Commitments then in effect (other than fees, maturity (which may be no earlier than the Revolving Facility Termination Date for the Original Revolving Credit Commitments and interest rate margins, which shall be as agreed between the Borrower and those lenders providing the additional Revolving Credit Commitments pursuant to this Section 3.3);

(iii)the Loan Parties and the Administrative Agent shall enter into such amendments to the Security Documents as may be requested by the Administrative Agent (which shall not require any consent from any Lender) in connection with the increased Revolving Credit Commitments hereunder, and in each case the Borrower shall have delivered such other documents (including modifications to the Mortgages and date down endorsements to the mortgagee’s title insurance policies issued to Administrative Agent with respect to the Mortgages, certificates and opinions of counsel) in connection with the foregoing as may be reasonably requested by the Administrative Agent; and

(iv)any extensions of credit pursuant to any increase in the Revolving Credit Commitments shall rank pari passu in right of payment and pari passu in right of security with the Revolving Credit Commitments then in effect.

(b)The Borrower may approach any Lender or any other Person that would be a permitted Assignee pursuant to Section 12.6 (including consent, if applicable, from the Administrative Agent, Issuing Lenders and Swing Line Lender, such consent not to be unreasonably withheld or delayed) to provide all or a portion of the increased Revolving Credit Commitments; provided that any Lender offered or approached to provide all or a portion of the increase in Revolving Credit Commitments may elect or decline, in its sole discretion, to provide such increased Revolving Credit Commitments.

(c)Any increase in Revolving Credit Commitments pursuant to this Section 3.3 shall be established pursuant to an Incremental Amendment executed by the Borrower, the Administrative Agent and the lenders providing such increased Revolving Credit Commitments which shall be consistent with the provisions set forth in paragraph (a) above (which shall not require the consent of any other Lender). Each Incremental Amendment shall be binding on the Lenders, the Administrative Agent, the Loan Parties and the other parties hereto and thereto.

(d)Upon each increase in the Revolving Credit Commitments pursuant to this section, each Revolving Credit Lender immediately prior to such increase will automatically and without further act be deemed to have assigned to each Lender providing a portion of the Incremental Revolving Commitment (each a “Incremental Revolving Lender”) in respect of such increase, and each such Incremental Revolving Lender will automatically and without further act be deemed to have assumed, a portion of such Revolving Credit Lender’s participations hereunder in outstanding Letters of

Credit and Swing Line Loans such that, after giving effect to each such deemed assignment and assumption of participations, the percentage of the aggregate outstanding (i) participations hereunder in Letters of Credit and (ii) participations hereunder in Swing Line Loans held by each Revolving Credit Lender (including each such Incremental Revolving Lender) will equal the percentage of the aggregate Revolving Credit Commitments of all Revolving Credit Lenders represented by such Revolving Credit Lender’s Revolving Credit Commitment. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence.

(e)This Section 3.3 shall supersede any provisions in Section 12.1 to the contrary.

3.4.    Replacement Revolving Credit Commitments.

(a)The Borrower may by written notice to Administrative Agent elect to request the establishment of one or more additional revolving facilities providing for revolving commitments denominated in Dollars under this Agreement (“Replacement Revolving Commitments”) to Refinance one or more Facilities of Revolving Credit Commitments under this Agreement. Each such notice shall specify the date (each, a “Replacement Revolving Credit Effective Date”) on which the Borrower proposes that the Replacement Revolving Commitments shall become effective, which shall be a date not less than five Business Days after the date on which such notice is delivered to the Administrative Agent; provided that each of the following conditions is satisfied:

(i)(x) if such Replacement Revolving Commitments are pari passu with the Revolving Credit Commitments being Refinanced by such Replacement Revolving Commitments, such Replacement Revolving Commitments shall have a scheduled termination date no earlier than the Revolving Credit Commitments being Refinanced and (y) if such Replacement Revolving Commitments are secured on a junior lien basis, not secured or are subordinated to any of the Facilities in right of payment, such Replacement Revolving Commitments shall have a scheduled termination date no earlier than 90 days after the Latest Maturity Date;

(ii)if secured, such Replacement Revolving Commitments are not secured by liens on the assets of Parent or any of its Subsidiaries, other than assets constituting Collateral;

(iii)no Subsidiary is a guarantor with respect to such Replacement Revolving Commitments unless such Subsidiary is a Subsidiary Guarantor which is guaranteeing (or substantially concurrently with the establishment of the Replacement Revolving Commitments will guarantee) the Obligations, and any Unrestricted Entity is an unrestricted entity (or substantive equivalent) of such Replacement Revolving Commitments;

(iv)after giving effect to the establishment of any Replacement Revolving Commitments and any concurrent reduction in the aggregate amount of any other Revolving Credit Commitments, the aggregate amount of Revolving Credit Commitments and Replacement Revolving Commitments shall not exceed the aggregate amount of the Revolving Credit Commitments in effect immediately prior to the establishment of such Replacement Revolving Commitments; provided that nothing in this clause (iv) shall limit the ability of the Borrower to incur additional Indebtedness concurrently as part of the issuance or incurrence of such Indebtedness so long as such additional Indebtedness is otherwise permitted pursuant to the terms of this Agreement;

(v)(x) if secured on a pari passu basis with the other Obligations, all collateral therefor shall be secured by the Security Documents and the Loan Parties and the Administrative Agent shall have entered into such amendments to the Security Documents as may be reasonably requested by the Administrative Agent (which shall not require any consent from any Lender) to provide the Replacement Revolving Commitments with the benefit of the applicable Security Documents on a pari passu basis with the other Obligations, the Borrower shall have delivered the Pari Passu Intercreditor Agreement in connection therewith as may be reasonably requested by the Administrative Agent and the trustee, agent, or collateral trustee for such Refinancing Notes shall have executed the Pari Passu Intercreditor Agreement if reasonably requested by the Administrative Agent and (y) if secured on a junior lien basis with the other Obligations, all collateral therefor shall be secured by collateral documentation that is substantially similar to the Security Documents (and in any event no more restrictive in any material respect), the Borrower shall have delivered the Junior Lien Intercreditor Agreement in connection therewith as may be reasonably requested by the Administrative Agent and the agent for such Replacement Revolving Commitments shall have executed the Junior Lien Intercreditor Agreement if reasonably requested by the Administrative Agent;

(vi)all other terms applicable to such Replacement Revolving Commitments (other than provisions relating to fees and interest rates, which shall be as agreed between the Borrower and the lenders providing such Replacement Revolving Commitments) shall be substantially identical to, or less favorable in any material respect to the lenders providing such Replacement Revolving Commitments than, those applicable to the Revolving Credit Commitments being Refinanced; and

(vii)there shall be no more than two Facilities that are revolving facilities in the aggregate in effect at any time.

(b)The Borrower may approach any Lender or any other Person that would be a permitted Assignee pursuant to Section 12.6 to provide all or a portion of the Replacement Revolving Commitments (a “Replacement Revolving Lender”); provided that any Lender offered or approached to provide all or a portion of the Replacement Revolving Commitments may elect or decline, in its sole discretion, to provide a Replacement Revolving Commitment. Any Replacement Revolving Commitments made on any Replacement Revolving Credit Effective Date shall be designated a series (a “Replacement Revolving Commitment Series”) of Replacement Revolving Commitments for all purposes of this Agreement and shall be deemed a “Revolving Credit Commitment” for all purposes of this Agreement; provided that any Replacement Revolving Commitments may, to the extent provided in the applicable Replacement Revolving Facility Amendment, be designated as an increase in any previously established Replacement Revolving Commitments Series.

(c)The Replacement Revolving Commitments shall be established pursuant to an amendment to this Agreement among the Borrower, the Administrative Agent and the Replacement Revolving Lenders providing such Replacement Revolving Commitments (a “Replacement Revolving Facility Amendment”) which shall be consistent with the provisions set forth in paragraph (a) above (which shall not require the consent of any other Lender). Each Replacement Revolving Facility Amendment shall be binding on the Lenders, the Administrative Agent, the Loan Parties and the other parties hereto. The Administrative Agent shall be permitted, and is hereby authorized, to enter into such amendments with the Borrower to effectuate the foregoing.

(d)On any Replacement Revolving Credit Effective Date, subject to the satisfaction of the foregoing terms and conditions, each of the Replacement Revolving Lenders with Replacement Revolving Commitments of such Replacement Revolving Commitment Series shall purchase from each of the other Lenders with Revolving Credit Commitments, at the principal amount thereof, such interests in the Revolving Credit Loans outstanding on such Replacement Revolving Credit Effective Date as may be specified by the Administrative Agent and as shall be necessary in order that, after giving effect to all such assignments and purchases, the Revolving Credit Loans will be held by the relevant Lenders ratably in accordance with their Revolving Credit Percentages.

(e)This Section 3.4 shall supersede any provisions in Section 5.11 or 12.1 to the contrary.

SECITON 4.    LETTERS OF CREDIT; SWING LINE LOAN

4.1.    L/C Commitment. (a) Prior to the Closing Date, the Existing Issuing Lender has issued the Existing Letters of Credit under the Existing Credit Agreement, which, from and after the Closing Date, shall constitute Letters of Credit hereunder. Subject to the terms and conditions hereof, each Issuing Lender, in reliance on the agreements of the other Revolving Credit Lenders set forth in Section 4.4(a), agrees to issue letters of credit (the letters of credit issued on and after the Closing Date pursuant to this Section 4, the “Letters of Credit”) for the account of the Borrower (or Parent, Holdings or any Subsidiary so long as Borrower is a joint and several co-applicant) on any Business Day during the Revolving Facility Commitment Period in such form as may be approved from time to time by such Issuing Lender; provided, that no Issuing Lender shall have any obligation to issue any Letter of Credit if, after giving effect to such issuance, (i) the outstanding L/C Obligations with respect to such Issuing Lender would exceed the Letter of Credit Commitment of such Issuing Lender without the consent of such Issuing Lender, (ii) the outstanding L/C Obligations would exceed the L/C Commitment or (iii) the sum of (x) the L/C Obligations, plus (y) the aggregate principal amount of Swing Line Loans outstanding at any time plus (z) the aggregate amount of Revolving Credit Loans then outstanding would exceed the Total Revolving Credit Commitment. Each Letter of Credit shall (i) be denominated in Dollars and (ii) expire no later than the earlier of (x) the first anniversary of its date of issuance and (y) the Revolving Facility Termination Date, provided that any Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (y) above); provided that any such renewal must permit the Issuing Lender to prevent any such renewal at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the “Non-Extension Notice Date”) in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued.

(b)    No Issuing Lender shall at any time be obligated to issue any Letter of Credit hereunder if such issuance would conflict with, or cause such Issuing Lender or any L/C Participant to exceed any limits imposed by, any applicable Requirement of Law.

4.2.    Procedure for Issuance of Letter of Credit. The Borrower may from time to time request that an Issuing Lender issue a Letter of Credit by delivering to such Issuing Lender at its address for notices specified herein an Application therefor, completed to the reasonable satisfaction of such Issuing Lender, and such other certificates, documents and other papers and information as such Issuing Lender may request. Upon receipt of any Application, an Issuing Lender will process such Application and the certificates, documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures and shall promptly issue the Letter of Credit requested thereby by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed to by such Issuing Lender and the Borrower (but in no event shall any Issuing Lender be required to issue any Letter of Credit earlier than three Business Days after its receipt of the Application therefor and all such other certificates, documents and other papers and information relating thereto). Promptly after issuance by an Issuing Lender of a Letter of Credit, such Issuing Lender shall furnish a copy of such Letter of Credit to the Borrower. Each Issuing Lender shall promptly furnish to the Administrative Agent, notice of the issuance of each Letter of Credit issued by it (including the amount thereof). Unless otherwise expressly agreed by the L/C Issuer and the Borrower when a Letter of Credit is issued the rules of the ISP shall apply to each standby Letter of Credit.

4.3.    Fees and Other Charges. (a) The Borrower will pay a fee on the aggregate daily average drawable amount of all outstanding Letters of Credit issued for the Borrower’s account at a per annum rate equal to the Applicable Margin then in effect with respect to Eurocurrency Loans under the Revolving Credit Facility, shared ratably among the Revolving Credit Lenders in accordance with their respective Revolving Credit Percentages and payable quarterly in arrears on each L/C Fee Payment Date after the issuance date of any such Letter of Credit (subject to the Borrower’s payment of increased fees payable to Revolving Credit Lenders under any Incremental Revolving Facility, any Replacement Revolving Facility or under any Extended Revolving Credit Facility to the extent otherwise permitted hereunder). In addition, the Borrower shall pay to the relevant Issuing Lender for its own account a fronting fee on the aggregate daily average drawable amount of all outstanding Letters of Credit issued for the Borrower’s account by such Issuing Lender of an amount to be agreed upon by the Borrower and the relevant Issuing Lender (but in no event greater than 0.25% per annum), payable on such terms as are agreed to by the Borrower and the Issuing Lender.

(b)    In addition to the foregoing fees, the Borrower shall pay or reimburse each Issuing Lender for such normal and customary costs and expenses as are incurred or charged by such Issuing Lender in issuing, negotiating, effecting payment under, amending or otherwise administering any Letter of Credit issued for the Borrower’s account.

4.4.    L/C Participations. (a) Each Issuing Lender irrevocably agrees to grant and hereby grants to each L/C Participant, and, to induce each Issuing Lender to issue Letters of Credit hereunder, each L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from each Issuing Lender, on the terms and conditions hereinafter stated, for such L/C Participant’s own account and risk an undivided interest equal to such L/C Participant’s Revolving Credit Percentage in each Issuing Lender’s obligations and rights under each Letter of Credit issued by such Issuing Lender hereunder and the amount of each draft paid by such Issuing Lender thereunder. Each L/C Participant unconditionally and irrevocably agrees with each Issuing Lender that, if a draft is paid under any Letter of Credit issued by such Issuing Lender for which such Issuing Lender is not reimbursed in full by the Borrower in accordance with the terms of this Agreement, such L/C Participant shall pay to such Issuing Lender upon demand at such Issuing Lender’s address for notices specified herein an amount equal to such L/C Participant’s Revolving Credit Percentage of the amount of such draft, or any part thereof, that is not so reimbursed.

(b)    If any amount required to be paid by any L/C Participant to an Issuing Lender pursuant to Section 4.4(a) in respect of any unreimbursed portion of any payment made by such Issuing Lender under any Letter of Credit is not paid to such Issuing Lender within three Business Days after the date such payment is due, such L/C Participant shall pay to such Issuing Lender on demand an amount equal to the product of (i) such amount, times (ii) the daily average Federal Funds Effective Rate during the period from and including the date such payment is required to the date on which such payment is immediately available to such Issuing Lender, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 360. If any such amount required to be paid by any L/C Participant pursuant to Section 4.4(a) is not made available to such Issuing Lender by such L/C Participant within three Business Days after the date such payment is due, such Issuing Lender shall be entitled to recover from such L/C Participant, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to Base Rate Loans under the Revolving Credit Facility. A certificate of such Issuing Lender submitted to any L/C Participant with respect to any such amounts owing under this Section shall be conclusive in the absence of manifest error.

(c)    Whenever, at any time after an Issuing Lender has made payment under any Letter of Credit and has received from any L/C Participant its pro rata share of such payment in accordance with Section 4.4(a), such Issuing Lender receives any payment related to such Letter of Credit (whether directly from the Borrower or otherwise, including proceeds of collateral applied thereto by such Issuing Lender), or any payment of interest on account thereof, such Issuing Lender will distribute to such L/C Participant its pro rata share thereof; provided, however, that in the event that any such payment received by such Issuing Lender shall be required to be returned by such Issuing Lender, such L/C Participant shall return to such Issuing Lender the portion thereof previously distributed by such Issuing Lender to it.

4.5.    Reimbursement Obligation of the Borrower. The Borrower agrees to reimburse each Issuing Lender for the amount of (a) such draft so paid and (b) any expenses incurred by such Issuing Lender in connection with such payment (the amounts described in the foregoing clauses (a) and (b) in respect of any drawing, collectively, the “Payment Amount”), on the Business Day that the Borrower receives notice of such draft, if such notice is received on such day (or if the Borrower shall have received such notice later than 10:00 A.M. New York City time on such Business Day, on the immediately following Business Day). Each such payment shall be made to such Issuing Lender at its address for notices specified herein in Dollars and in immediately available funds. Interest shall be payable on each Payment Amount from the date of the applicable drawing until payment in full at the rate set forth in (i) until the second Business Day following the date of the applicable drawing, Section 5.8(b) and (ii) thereafter, Section 5.8(c). Each drawing under any Letter of Credit shall (unless an event of the type described in Section 10(g), (h) or (i) shall have occurred and be continuing with respect to the Borrower, in which case the procedures specified in Section 4.4(a) for funding by L/C Participants shall apply) constitute a request by the Borrower to the Administrative Agent for a borrowing pursuant to Section 3.2 of Base Rate Loans in the amount of such drawing. The Borrowing Date with respect to such borrowing shall be the first date on which a borrowing of Revolving Credit Loans could be made, pursuant to Section 3.2, if the Administrative Agent had received a notice of such borrowing at the time the Administrative Agent receives notice from the relevant Issuing Lender of such drawing under such Letter of Credit.

4.6.    Obligations Absolute. The Borrower’s obligations under this Section 4 shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment that the Borrower may have or have had against any Issuing Lender, any beneficiary of a Letter of Credit or any other Person. The Borrower also agrees with each Issuing Lender that such Issuing Lender shall not be responsible for, and the Borrower’s Reimbursement Obligations under Section 4.5 shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Borrower and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of the Borrower against any beneficiary of such Letter of Credit or any such transferee. No Issuing Lender shall be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions found by a court of competent jurisdiction in a final non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Issuing Lender. The Borrower agrees that any action taken or omitted by an Issuing Lender under or in connection with any Letter of Credit issued by it for the Borrower’s account, or the related drafts or documents, if done in the absence of gross negligence or willful misconduct and in accordance with the standards of care specified in the Uniform Commercial Code of the State of New York, shall be binding on the Borrower and shall not result in any liability of such Issuing Lender to the Borrower.

4.7.    Letter of Credit Payments. If any draft shall be presented for payment under any Letter of Credit, the relevant Issuing Lender shall promptly notify the Borrower of the date and amount thereof. The responsibility of the relevant Issuing Lender to the Borrower in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit issued by such Issuing Lender, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are substantially in conformity with such Letter of Credit.

4.8.    Applications. To the extent that any provision of any Application related to any Letter of Credit is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall apply.

4.9.    Swing Line Commitment. (a) Subject to the terms and conditions hereof, the Swing Line Lender agrees that, during the Revolving Facility Commitment Period, it will make available to the Borrower in the form of swing line loans denominated in Dollars (“Swing Line Loans”) a portion of the credit otherwise available to the Borrower under the Revolving Credit Commitments; provided that (i) the aggregate principal amount of Swing Line Loans outstanding at any time shall not exceed the Swing Line Commitment, (ii) the aggregate principal amount of Swing Line Loans outstanding at any time, when aggregated with the L/C Obligations, shall not exceed the Revolving Credit Commitments and (iii) the sum of (x) the aggregate principal amount of Swing Line Loans outstanding at any time plus (y) the L/C Obligations plus (z) the aggregate amount of Revolving Credit Loans then outstanding shall not exceed the Total Revolving Credit Commitment. During the

Revolving Facility Commitment Period, the Borrower may use the Swing Line Commitment by borrowing, repaying and reborrowing, all in accordance with the terms and conditions hereof. Swing Line Loans shall be Base Rate Loans only.

(b)    The Borrower shall repay all outstanding Swing Line Loans on or before the Revolving Facility Termination Date.

4.10.    Procedure for Swing Line Borrowing; Refunding of Swing Line Loans. (a) The Borrower may borrow under the Swing Line Commitment on any Business Day during the Revolving Facility Commitment Period, provided, the Borrower shall give the Swing Line Lender irrevocable telephonic notice confirmed promptly in writing (which telephonic notice must be received by the Swing Line Lender not later than 1:00 P.M., New York City time, on the proposed Borrowing Date), specifying (i) the amount to be borrowed and (ii) the requested Borrowing Date. Each borrowing under the Swing Line Commitment shall be in an amount equal to $500,000 or a whole multiple of $100,000 in excess thereof. Not later than 3:00 P.M., New York City time, on the Borrowing Date specified in the borrowing notice in respect of any Swing Line Loan, the Swing Line Lender shall make available to the Administrative Agent at the Funding Office an amount in immediately available funds equal to the amount of such Swing Line Loan. The Administrative Agent shall make the proceeds of such Swing Line Loan available to the Borrower on such Borrowing Date in like funds as received by the Administrative Agent.

(b)The Swing Line Lender, at any time and from time to time in its sole and absolute discretion may, on behalf of the Borrower (which hereby irrevocably directs the Swing Line Lender to act on its behalf), on one Business Day’s notice given by the Swing Line Lender no later than 12:00 Noon, New York City time, request each Revolving Credit Lender to make, and each Revolving Credit Lender hereby agrees to make, a Revolving Credit Loan to the Borrower, in an amount equal to such Revolving Credit Lender’s Revolving Credit Percentage of the aggregate amount of the Swing Line Loans (the “Refunded Swing Line Loans”) outstanding on the date of such notice, to repay the Swing Line Lender. Each Revolving Credit Lender shall make the amount of such Revolving Credit Loan available to the Administrative Agent at the relevant Funding Office in immediately available funds, not later than 10:00 A.M., New York City time, one Business Day after the date of such notice. The proceeds of such Revolving Credit Loans shall be made immediately available by the Administrative Agent to the Swing Line Lender for application by the Swing Line Lender to the repayment of the Refunded Swing Line Loans.

(c)If prior to the time a Swing Line Loan would have otherwise been made pursuant to Section 4.10(b), one of the events described in Section 10(g), (h) or (i) shall have occurred and be continuing with respect to the Borrower, or if for any other reason, as determined by the Swing Line Lender in its sole discretion, Revolving Credit Loans may not be made as contemplated by Section 4.10(b), each Revolving Credit Lender shall, on the date such Revolving Credit Loan was to have been made pursuant to the notice referred to in Section 4.10(b) (the “Refunding Date”), purchase for cash an undivided participating interest in the then outstanding Swing Line Loans by paying to the Swing Line Lender an amount (the “Swing Line Participation Amount”) equal to (i) such Revolving Credit Lender’s Revolving Credit Percentage times (ii) the sum of the aggregate principal amount of Swing Line Loans then outstanding which were to have been repaid with such Revolving Credit Loans.

(d)Whenever, at any time after the Swing Line Lender has received from any Revolving Credit Lender such Lender’s Swing Line Participation Amount, the Swing Line Lender receives any payment on account of the Swing Line Loans, the Swing Line Lender will distribute to such Lender its Swing Line Participation Amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s participating interest was outstanding and funded and, in the case of principal and interest payments, to reflect such Lender’s pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swing Line Loans then due); provided, however, that in the event that such payment received by the Swing Line Lender is required to be returned, such Revolving Credit Lender will return to the Swing Line Lender any portion thereof previously distributed to it by the Swing Line Lender.

(e)Each Revolving Credit Lender’s obligation to make the Revolving Credit Loans referred to in Section 4.10(b) and to purchase participating interests pursuant to Section 4.10(c) shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, (i) any setoff, counterclaim, recoupment, defense or other right which such Revolving Credit Lender or the Borrower may have against the Swing Line Lender, the Borrower or any other Person for any reason whatsoever; (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 7.2; (iii) any adverse change in the condition (financial or otherwise) of Parent, Holdings or the Borrower; (iv) any breach of this Agreement or any other Loan Document by Parent, Holdings or the Borrower, any other Loan Party or any other Lender; or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

SECTION 5. CERTAIN PROVISIONS APPLICABLE TO
THE LOANS AND THE LETTERS OF CREDIT

5.1.    Repayment of Loans; Evidence of Debt. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the appropriate Lender (i) the then unpaid principal amount of each Revolving Credit Loan and Swing Line Loan made by such Lender to the Borrower, on the Revolving Facility Termination Date (or on such earlier date on which the Loans become due and payable pursuant to Section 10) and (ii) the principal amount of the Tranche B Term Loan made by such Lender to the Borrower, in installments according to the amortization schedule set forth in Section 2.3(b) (or on such earlier date on which the Loans become due and payable pursuant to Section 10). The Borrower hereby further agrees to pay interest on the unpaid principal amount of the Loans made to it from time to time outstanding from the date of such Loans until payment in full thereof at the rates per annum, and on the dates, set forth in Section 5.8.

(b)Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing indebtedness of the Borrower to such Lender resulting from each Loan of such Lender to the Borrower from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

(c)The Administrative Agent, on behalf of the Borrower, shall maintain the Register pursuant to Section 12.6(b)(iv), and a subaccount therein for each Lender, in which shall be recorded (i) the amount of each Loan made or continued hereunder and any Note evidencing such Loan, (ii) the Type of such Loan and each Interest Period applicable thereto, (iii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iv) both the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender’s share thereof.

(d)The entries made in the Register and the accounts of each Lender maintained pursuant to Section 5.1(b) shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that (x) in the event of a conflict between the Register and the accounts maintained pursuant to Section 5.1(b), the Register shall govern and (y) the failure of any Lender or the Administrative Agent to maintain the Register or any such account, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower in accordance with the terms of this Agreement.

(e)The Borrower agrees that, upon the request to the Administrative Agent by any Lender, the Borrower will execute and deliver to such Lender a promissory note of the Borrower evidencing any Tranche B Term Loans, Revolving Credit Loans or Swing Line Loans, as the case may be, of such Lender, substantially in the forms of Exhibit G-1, G-2 or G-3, respectively, with appropriate insertions as to date and principal amount.

5.2.    Commitment Fees, Etc. (a) The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Credit Lender a commitment fee for the period from and including the Closing Date to the last day of the Revolving Facility Commitment Period, computed at the Commitment Fee Rate on the average daily amount of the Available Revolving Credit Commitment of such Lender during the period for which payment is made, payable quarterly in arrears on the last day of each March, June, September and December and on the Revolving Facility Termination Date, commencing on the first of such dates to occur after the date hereof.

(b)    The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates from time to time agreed to in writing by the Borrower and the Administrative Agent.

5.3.    Termination or Reduction of Revolving Credit Commitments. The Borrower shall have the right, upon not less than three Business Days’ notice to the Administrative Agent (who shall reasonably promptly notify each Lender), to terminate the Revolving Credit Commitments of any Facility or, from time to time, to reduce the aggregate amount of the Revolving Credit Commitments of any Facility; provided, that the Borrower may rescind or postpone any notice of termination or reduction (by notice to the Administrative Agent on or prior to the specified effective date) if such notice is conditioned upon the effectiveness of other financing arrangements or the consummation of other transactions and if such condition is not satisfied or is delayed; provided further, that such termination or reduction shall be permitted only to the extent that, after giving effect thereto and to any prepayments of the Swing Line Loans made on the effective date thereof, (A) the sum of the aggregate principal amount of Swing Line Loans outstanding at any time shall not exceed the Swing Line Commitment and (B) the sum of (x) the aggregate principal amount of Swing Line Loans outstanding at any time plus (y) the L/C Obligations shall not exceed the Revolving Credit Commitments. Any such reduction shall be in an amount equal to $1,000,000, or a whole multiple thereof, and shall reduce permanently the Revolving Credit Commitments then in effect. No such reduction shall reduce the L/C Commitment or Swing Line Commitment unless either (a) Borrower so requests or (b) the aggregate amount of the L/C Commitment and the Swing Line Commitment prior to giving effect to such reduction shall be greater than the Revolving Credit Commitments after giving effect to such reduction in which case each of the L/C Commitment and the Swing Line Commitment shall be reduced ratably in order to eliminate such excess.

5.4.    Optional Prepayments. The Borrower may at any time and from time to time prepay the Loans made to it, in whole or in part, without premium or penalty (except as otherwise set forth in this Section 5.4), upon irrevocable notice delivered to the Administrative Agent at least three Business Days prior thereto in the case of Eurocurrency Loans and on the date of prepayment in the case of Base Rate Loans, which notice shall specify the date and amount of prepayment and whether the prepayment is of Eurocurrency Loans or Base Rate Loans; provided, that the Borrower may rescind or postpone any notice of prepayment (by notice to the Administrative Agent on or prior to the specified effective date) if such notice is conditioned upon the effectiveness of other financing arrangements or the consummation of other transactions and if such condition is not satisfied or is delayed; provided further, that (a) if a Eurocurrency Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing pursuant to Section 5.14 and (b) no prior notice is required for the prepayment of Swing Line Loans. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof. If any such notice is given (subject to the revocation or postponement of notice as permitted above), the amount specified in such notice shall be due and payable on the date specified therein, together with (except in the case of Revolving Credit Loans that are Base Rate Loans and Swing Line Loans) accrued interest to such date on the amount prepaid. Partial prepayments of Loans (other than Swing Line Loans) shall be in an aggregate principal amount of $1,000,000 or a whole multiple thereof. Partial prepayments of Swing Line Loans shall be in an aggregate principal amount of $100,000 or a whole multiple thereof. Optional prepayments shall be applied (a) to the Facility or Facilities of Term Loans selected by the Borrower, which shall reduce scheduled installments of principal on such Facility or Facilities as directed by the Borrower or (b) except in connection with termination or permanent reduction of Revolving Credit Commitments of a given Facility, to the Revolving Credit Loans on a pro rata basis across all Facilities that are revolving facilities. Notwithstanding anything to the contrary in this Section 5.4 or Section 5.5, any prepayment or repricing of the Tranche B Term Loans effected after the Closing Date and on or prior to the date that is six months after the Closing Date as a result of a Repricing Transaction shall be accompanied by a fee equal to 1.00% of the principal amount of Tranche B Term Loans prepaid or repriced, unless such fee is waived by the applicable Tranche B Term Loan Lender. If in connection with a Repricing Transaction after the Closing Date and on or prior to the date that is six months after the Closing Date any Lender is replaced as a result of its being a Non-Consenting Lender in respect of such Repricing Transaction pursuant to Section 5.17 or clause (b) of the last paragraph of Section 12.1, such Lender shall be entitled to the fee provided under this Section 5.4.

5.5.    Mandatory Prepayments and Commitment Reductions. (a) If any Indebtedness shall be incurred by Parent, Holdings or the Borrower or any of its Subsidiaries (excluding any Indebtedness permitted by Section 9.3, then, on the date of such incurrence, the Term Loans shall be prepaid in an amount equal to 100% of the Net Cash Proceeds of such incurrence, as set forth in Section 5.5(d).

(b)If on any date (i) the Borrower or any of its Subsidiaries shall receive Net Cash Proceeds from any Asset Sale or Recovery Event and (ii) the Senior Secured Leverage Ratio is greater than 2.25:1.00 as of the latest Measurement Period after giving Pro Forma Effect to such Asset Sale or Recovery Event and the use of proceeds therefrom, the Loans shall be prepaid, on or before the date which is five Business Days following the date of receipt of such Net Cash Proceeds, by an amount equal to the amount of such Net Cash Proceeds, as set forth in Section 5.5(d); provided that, notwithstanding the foregoing, no prepayment of the Loans shall be required to be made under this Section 5.5(b) in respect of (i) Net Cash Proceeds received by the Borrower or any of its Subsidiaries from Asset Sales or Recovery Events in any fiscal year not to exceed $50,000,000 in the aggregate, (ii) the Net Cash Proceeds received by the Borrower or any of its Subsidiaries from any Asset Sale or Recovery Event in respect of which a Reinvestment Notice has been delivered (or is delivered within 30 days after receipt of such proceeds (or such longer period as the Administrative Agent may reasonably agree)), so long as, on each Reinvestment Prepayment Date, the Loans shall be prepaid by an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Asset Sale or Recovery Event, as set forth in Section 5.5(d) and (iii) RP Eligible Proceeds, to the extent such RP Eligible Proceeds are designated as such within 120 days of receipt by the Borrower or any of its Subsidiaries, and used within 180 days of designation as RP Eligible Proceeds, of the Disposition which is the source of such RP Eligible Proceeds to make a Restricted Payment permitted to be made under Section 9.6(h).

(c)Subject to the last sentence of this paragraph, if, for any fiscal year of the Borrower commencing with the fiscal year ending December 31, 2016, there shall be Excess Cash Flow, then, on the relevant Excess Cash Flow Application Date, the Term Loans shall be prepaid as set forth in Section 5.5(d) by an amount equal to (x) the ECF Percentage of such Excess Cash Flow during such fiscal year minus, to the extent not paid or financed with Net Cash Proceeds of secured Indebtedness (other than Revolver Indebtedness), (y) all voluntary principal payments of the Term Loans during such fiscal year (including repurchases pursuant to Section 5.19 and Section 12.16 in an amount equal to the discounted amount actually paid in cash) and all voluntary principal payments in respect of Revolver Indebtedness (to the extent accompanied by an equivalent permanent reduction in commitments thereunder). Each such prepayment shall be made on July 15 of the following fiscal year, beginning on July 15, 2017 (an “Excess Cash Flow Application Date”).

(d)Subject to Section 5.11(d), amounts to be applied in connection with prepayments made pursuant to this Section 5.5 shall be applied, first, pro rata to the Tranche B Term Loans and, to the extent required by the terms of any Extending Term Loans, Refinancing Term Loans or Incremental Term Loans, to such other Term Loans (based on the amount of Term Loans under each Facility requiring such a payment), and after giving effect to the foregoing, to the payment of the installments due on such Term Loans within each such Facility in direct order of maturity, pro rata within each such Facility), second, after the Tranche B Term Loans and, to the extent required by the terms of any Extending Term Loans, Refinancing Term Loans or Incremental Term Loans, such other Term Loans, have been prepaid in full, to prepay the Revolving Credit Loans and/or Swing Line Loans pro rata according to the respective pro rata share of the relevant Lender (in each case without any corresponding reduction of the Commitments hereunder), and third, to cash collateralize outstanding Letters of Credit. The application of any prepayment of Loans under any Facility pursuant to this Section shall be made, first, to Base Rate Loans under such Facility and, second, to Eurocurrency Loans under such Facility. Each prepayment of the Loans under this Section (except in the case of Revolving Credit Loans and Swing Line Loans) shall be accompanied by accrued interest to the date of such prepayment on the amount prepaid. Pending the final application of Net Cash Proceeds, the Borrower may temporarily prepay outstanding Revolving Credit Loans and/or Swing Line Loans or otherwise make Permitted Investments. For the avoidance of doubt, Retained Declined Proceeds shall not be required to be used to make mandatory prepayments under this Section 5.5.

(e)Notwithstanding any other provisions of this Section 5.5, (i) to the extent that any of or all the Net Cash Proceeds of any Asset Sale by a Foreign Subsidiary giving rise to a prepayment pursuant to Section 5.5(b) (a “Foreign Disposition”), the Net Cash Proceeds of any Recovery Event from a Foreign Subsidiary (a “Foreign Casualty Event”), or Excess Cash Flow is (i) prohibited or delayed by applicable local law, (ii) restricted by applicable organizational or constitutive documents or any agreement or (iii) subject to other onerous or other administrative impediments from being repatriated to the United States, the portion of such Net Cash Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in Section 5.5(c), or the Borrower shall not be required to make a prepayment at the time provided in Section 5.5(b), as the case may be. Instead, such amounts may be retained by the applicable Foreign Subsidiary so long as the applicable local law will not permit repatriation to the United States (the Borrower hereby agreeing to cause the applicable Foreign Subsidiary to promptly take all actions reasonably required by the applicable local law to permit such repatriation), and if within one year following the date on which the respective prepayment would otherwise have been required such repatriation of any of such affected amounts retained by the applicable Foreign Subsidiary is permissible under the applicable local law or applicable organizational or constituent documents or other agreements, or such impediment has been removed or overcome (even if such cash is actually not repatriated), such repatriation will be promptly effected and such repatriated Net Cash Proceeds or Excess Cash Flow will be promptly (and in any event not later than five Business Days after such repatriation) applied (net of additional taxes payable or reserved against as a result thereof) to the repayment of the Term Loans pursuant to this Section 5.5 to the extent provided therein and (ii) to the extent that the Borrower has determined in good faith that repatriation of any of or all the Net Cash Proceeds of any Foreign Disposition, any Foreign Casualty Event or Excess Cash Flow would have a material adverse tax cost consequence (as determined in good faith by the Borrower and taking into account any foreign tax credit or benefit received in connection with such repatriation) with respect to such Net Cash Proceeds or Excess Cash Flow, then, to the extent that such material adverse tax cost consequence is not directly attributable to actions taken by Parent, the Borrower or any of their Subsidiaries with the intent of avoiding or reducing the mandatory prepayments otherwise required under this Section 5.5, the Net Cash Proceeds or Excess Cash Flow so affected may be retained by the applicable Foreign Subsidiary.

Notwithstanding any of the other provisions of this Section 5.5, so long as no Event of Default shall have occurred and be continuing, if any prepayment of Eurocurrency Loans is required to be made under this Section 5.5 prior to the last day of the Interest Period therefor and less than three months are remaining in such Interest Period, in lieu of making any payment pursuant to this Section 5.5 in respect of any such Eurocurrency Loan prior to the last day of the Interest Period therefor, the Borrower may, in its sole discretion, deposit the amount of any such prepayment otherwise required to be made into a cash collateral account maintained with the Administrative Agent until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of such Loans in accordance with this Section 5.5. Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent shall also be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of the outstanding Loans in accordance with the relevant provisions of this Section 5.5.

In respect of any of the mandatory prepayments set forth in this Section 5.5(a) or (b), Borrower shall use commercially reasonable efforts to deliver to the Administrative Agent (for prompt delivery to the Lenders) at least five Business Days prior to the date of any such prepayment (the date specified for such prepayment, the “Mandatory Prepayment Date”), a prepayment notice that shall specify the Mandatory Prepayment Date and amount of prepayment and the events giving rise to such prepayment.
5.6.    Conversion and Continuation Options. (a) The Borrower may elect from time to time to convert Eurocurrency Loans of the Borrower under any Facility to Base Rate Loans under such Facility by giving the Administrative Agent at least one Business Day’s prior irrevocable notice of such election, provided that the provisions of Section 5.14 shall apply in the event of any such conversion of Eurocurrency Loans on a day other than the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert Base Rate Loans under any Facility to Eurocurrency Loans under such Facility by giving the Administrative Agent at least three Business Days’ prior irrevocable notice of such election (which notice shall specify the length of the initial Interest Period therefor), provided that no Base Rate Loan under a particular Facility may be converted into a Eurocurrency Loan when any Event of Default has occurred and is continuing and the Required Lenders have, determined in their sole discretion not to permit such conversions. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

(b)    The Borrower may elect to continue any Eurocurrency Loan under any Facility as Eurocurrency Loans upon the expiration of the then current Interest Period with respect thereto by giving irrevocable notice to the Administrative Agent, in accordance with the applicable provisions of the term “Interest Period” set forth in Section 1.1, of the length of the next Interest Period to be applicable to such Loans, provided that no Eurocurrency Loan under a particular Facility may be continued as such when any Event of Default has occurred and is continuing and the Required Lenders have, determined in their sole discretion not to permit such continuations, and provided, further, that if the Borrower shall fail to give any required notice as described above in this paragraph or if such continuation is not permitted pursuant to the preceding proviso, such Loans shall be converted automatically to Base Rate Loans on the last day of such then expiring Interest Period. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof.

5.7.    Minimum Amounts and Maximum Number of Eurocurrency Tranches. Notwithstanding anything to the contrary in this Agreement, all borrowings, conversions, continuations and optional prepayments of Eurocurrency Loans and all selections of Interest Periods shall be in such amounts and be made pursuant to such elections so that, (a) after giving effect thereto, the aggregate principal amount of the Eurocurrency Loans comprising each Eurocurrency Tranche shall be equal to $2,500,000 or a whole multiple of $500,000 in excess thereof and (b) no more than 15 Eurocurrency Tranches shall be outstanding at any one time.

5.8.    Interest Rates and Payment Dates. (a) Each Eurocurrency Loan under each Facility shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the Eurocurrency Rate determined for such day plus the Applicable Margin for such Facility.

(b)Each Base Rate Loan under each Facility shall bear interest at a rate per annum equal to the Base Rate plus the Applicable Margin for such Facility.

(c)(i) If all or a portion of the principal amount of any Loan or Reimbursement Obligation shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), all overdue amounts shall bear interest at a rate per annum that is equal to (x) in the case of the Loans, the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section plus 2% per annum or (y) in the case of Reimbursement Obligations, the rate applicable to Base Rate Loans under the Revolving Credit Facility plus 2% per annum, and (ii) if all or a portion of any interest payable on any Loan or Reimbursement Obligation or any commitment fee or other amount payable hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise) (after giving effect to any grace period in Section 10(a)), such overdue amount shall bear interest at a rate per annum equal to the rate then applicable to Base Rate Loans under the relevant Facility plus 2% (or, in the case of any such other amounts that do not relate to a particular Facility, the rate then applicable to Base Rate Loans under the Revolving Credit Facility plus 2%), in each case, with respect to clauses (i) and (ii) above, from the date of such non-payment (after giving effect to any grace period in Section 10(a)) until such amount is paid in full (after as well as before judgment); provided that any Defaulting Lender shall not be entitled to receive any interest at the default rate of interest set forth in this clause (c) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such interest that otherwise would have been required to have been paid to that Defaulting Lender).

(d)Interest shall be payable in arrears on each Interest Payment Date, provided that interest accruing pursuant to paragraph (c) of this Section shall be payable from time to time on demand.

5.9.    Computation of Interest and Fees. (a) Interest, fees and commissions payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed, except that, with respect to Base Rate Loans on which interest is calculated on the basis of the Prime Rate, the interest thereon shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of each determination of a Eurocurrency Rate. Any change in the interest rate on a Loan resulting from a change in the Base Rate or the Eurocurrency Reserve Requirements shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Borrower and the relevant Lenders of the effective date and the amount of each such change in interest rate.

(b)    Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Borrower, deliver to the Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 5.8(a).

5.10.    Inability to Determine Interest Rate. If prior to the first day of any Interest Period:

(i)the Administrative Agent shall have determined (which determination shall be conclusive and binding upon the Borrower) that, by reason of circumstances affecting the London interbank market, adequate and reasonable means do not exist for ascertaining the Eurocurrency Rate for such Interest Period, or

(ii)the Administrative Agent shall have received notice from the Required Lenders that the Eurocurrency Rate to be determined for such Interest Period will not adequately and fairly reflect the cost to such Lenders (as conclusively certified by such Lenders) of making or maintaining their affected Loans during such Interest Period, the Administrative Agent shall give telecopy or telephonic notice thereof to the Borrower and the relevant Lenders as soon as practicable thereafter. If such notice is given, the Borrower may revoke any pending request for a borrowing of Eurocurrency Loans, or pending request for conversion to or continuation of Eurocurrency Loans, or failing that: (x) any Eurocurrency Loans under the relevant Facility requested to be made on the first day of such Interest Period shall be made as Base Rate Loans, (y) any Loans under the relevant Facility that were to have been converted on the first day of such Interest Period to Eurocurrency Loans shall be continued as Base Rate Loans and (z) any outstanding Eurocurrency Loans under the relevant Facility shall be converted, on the last day of the then current Interest Period with respect thereto, to Base Rate Loans. Until such notice has been withdrawn by the Administrative Agent, no further Eurocurrency Loans under the relevant Facility shall be made or continued as such, nor shall the Borrower have the right to convert Loans under the relevant Facility to Eurocurrency Loans.
5.11.    Pro Rata Treatment and Payments. (a) Each borrowing by the Borrower from the Lenders hereunder, each payment by the Borrower on account of any commitment fee or Letter of Credit fee, and any reduction of the Commitments of the Lenders, shall be made pro rata according to the respective Tranche B Term Loan Percentages or Revolving Credit Percentages, as the case may be, of the relevant Lenders; provided however that if (i) the Borrower makes non pro rata payments in accordance with Sections 5.18 and 5.19 to only those Lenders selling Term Loans in an Auction or in connection with an Assignment pursuant to Section 12.16 or (ii) Facilities in addition to the Tranche B Term Facility or the Original Revolving Credit Facility exist pursuant to the terms of this Agreement, this Section 5.11(a) shall not prohibit the Borrower from making such additional payments or such reductions in Commitments as otherwise expressly provided for herein.

(b)Except as otherwise provided herein, each payment (including each prepayment) of the Tranche B Term Loans shall be allocated among the Tranche B Term Loan Lenders holding such Tranche B Term Loans pro rata based on the principal amount of Tranche B Term Loans held by such Tranche B Term Loan Lenders. Amounts prepaid on account of the Tranche B Term Loans may not be reborrowed.

(c)Except as otherwise provided herein, each payment (including each prepayment) by the Borrower on account of principal of and interest on the Revolving Credit Loans shall be made pro rata according to the respective outstanding principal amounts of the Revolving Credit Loans then held by the Lenders, except with respect to any payments made pursuant to Section 5.20. Each payment in respect of Reimbursement Obligations in respect of any Letter of Credit shall be made to the Issuing Lender that issued such Letters of Credit.

(d)Notwithstanding anything to the contrary in Sections 5.5 or 5.11, each Term Loan Lender may, at its option, decline all or any portion of any mandatory payment required by Section 5.5(a), (b) or (c) (such declined amounts, the “Declined Proceeds”) applicable to the Term Loan of such Lender by providing written notice (each, a “Rejection Notice”) to the Administrative Agent and Borrower no later than 5:00 p.m., New York City time, three Business Days prior to the Mandatory Prepayment Date regarding such prepayment. Each Rejection Notice from a given Term Loan Lender shall specify the principal amount of the mandatory prepayment of Term Loans to be declined by such Term Loan Lender. If a Term Loan Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure shall be deemed an acceptance of the total amount of such mandatory repayment of Term Loans due to it. Any Declined Proceeds properly rejected pursuant to the above terms shall be retained by the Borrower (such retained Declined Proceeds referred to herein as “Retained Declined Proceeds”).

(e)All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without setoff or counterclaim and shall be made prior to 2:00 p.m., New York City time, on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Payment Office, in Dollars and in immediately available funds. Any payment made by the Borrower after 2:00 p.m., New York City time, on any Business Day shall be deemed to have been made on the next following Business Day. The Administrative Agent shall distribute such payments to the Lenders entitled thereto promptly upon receipt in like funds as received. If any payment hereunder (other than payments on the Eurocurrency Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a Eurocurrency Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension.

(f)Unless the Administrative Agent shall have been notified in writing by any Lender prior to a borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender is making such amount available to the Administrative Agent, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender shall pay to the Administrative Agent, on demand, such amount with interest thereon at a rate equal to the daily average Federal Funds Effective Rate, in each case for the period until such Lender makes such amount immediately available to the Administrative Agent. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this paragraph shall be conclusive in the absence of manifest error. If such Lender’s share of such borrowing is not made available to the Administrative Agent by such Lender within three Business Days after such Borrowing Date, the Administrative Agent shall also be entitled to recover such amount (but only to the extent theretofore made available by it to the Borrower) with interest thereon at the rate per annum applicable to the applicable borrowing under the relevant Facility on demand, from the Borrower.

(g)Unless the Administrative Agent shall have been notified in writing by the Borrower prior to the date of any payment due to be made by the Borrower hereunder that the Borrower will not make such payment to the Administrative Agent, the Administrative Agent may assume that the Borrower is making such payment, and the Administrative Agent may, but shall not be required to, in reliance upon such assumption, make available to the Lenders their respective pro rata shares of a corresponding amount. If such payment is not made to the Administrative Agent by the Borrower within three Business Days after such due date, the Administrative Agent shall be entitled to recover, on demand, from each Lender to which any amount was made available pursuant to the preceding sentence, such amount with interest thereon at the rate per annum equal to the daily average Federal Funds Effective Rate. Nothing herein shall be deemed to limit the rights of the Administrative Agent or any Lender against the Borrower.

5.12.    Requirements of Law. (a) If any Change in Law made subsequent to the date hereof or compliance by any Lender with any request or directive made subsequent to the date hereof (whether or not having the force of law) from any central bank or other Governmental Authority:

(i)shall impose, modify or hold applicable any reserve, special deposit, compulsory loan or similar requirement against assets held by, deposits or other liabilities in or for the account of, advances, loans or other extensions of credit by, or any other acquisition of funds by, any office of such Lender that is not otherwise included in the determination of the Eurocurrency Rate hereunder; or

(ii)shall subject the Administrative Agent, any Lender or the Issuing Lender to any Taxes (other than (x) Excluded Taxes and (y) Indemnified Taxes that are covered by Section 5.13) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, or

(iii)shall impose on such Lender any other condition (other than Taxes);

and the result of any of the foregoing is to increase the cost to the Administrative Agent, such Lender, or the Issuing Lender by an amount which such Administrative Agent, Lender or the Issuing Lender reasonably deems to be material, of making, converting into, continuing or maintaining Loans or issuing or participating in Letters of Credit, or to reduce any amount receivable hereunder in respect thereof, then, in any such case, the Borrower shall promptly pay the Administrative Agent, such Lender or the Issuing Lender, within 15 Business Days of its written demand, any additional amounts necessary to compensate the Administrative Agent, such Lender or the Issuing Lender for such increased cost or reduced amount receivable. If any Lender or the Issuing Lender becomes entitled to claim any additional amounts pursuant to this Section, it shall promptly notify the Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled.
(b)If any Lender shall have determined that the adoption of or any Change in Law regarding capital adequacy or in the interpretation or application thereof or compliance by such Lender or any corporation controlling such Lender with any request or directive regarding capital adequacy (whether or not having the force of law) from any Governmental Authority made subsequent to the date hereof shall have the effect of reducing the rate of return on such Lender’s or such corporation’s capital as a consequence of its obligations hereunder or under or in respect of any Letter of Credit to a level below that which such Lender or such corporation could have achieved but for such adoption, change or compliance (taking into consideration such Lender’s or such corporation’s policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, after submission by such Lender to the Borrower (with a copy to the Administrative Agent) of a written request therefor, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such corporation for such reduction.

(c)A certificate as to any additional amounts payable pursuant to this Section submitted by any Lender to the Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. The obligations of the Borrower pursuant to this Section shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

(d)The Borrower shall not be required to compensate a Lender pursuant to this Section 5.12 for any such increased cost or reduction incurred more than 180 days prior to the date that such Lender demands, or notifies the Borrower in writing of its intention to demand, compensation therefor, provided that, if the circumstance giving rise to such increased cost or reduction is retroactive, then such 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

5.13.    Taxes.

(a)Except as required by a Requirement of Law, all payments made by or on behalf of the Borrower or any other Loan Party under this Agreement or any other Loan Document shall be made free and clear of, and without deduction or withholding for or on account of, any Taxes. If any Taxes are required by a Requirement of Law to be withheld or deducted from any amounts payable by or on behalf of such Loan Party to any Agent, Lender or Transferee, the applicable withholding agent shall deduct and withhold such amounts as required by law, and, to the extent such Taxes are Indemnified Taxes, the applicable Loan Party shall pay additional amounts to the extent necessary so that after the applicable Loan Party makes all required deductions and withholdings (including deductions or withholdings applicable to additional sums payable under this Section 5.13), such Agent, Lender or Transferee receives an amount equal to the sum it would have received had no deductions or withholdings for Indemnified Taxes been made.

(b)In addition, the Borrower or any other Loan Party, as the case may be, shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c)Whenever any Indemnified Taxes are payable by the Borrower or any other Loan Party, reasonably promptly thereafter, the Borrower or any other Loan Party shall send to the Administrative Agent for the account of the relevant Agent or Lender, as the case may be, a copy of a receipt received by the Borrower or other Loan Party, as the case may be, showing payment thereof to a taxing authority, or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d)Without duplication of amounts payable pursuant to Section 5.13(a), the Borrower and the other Loan Parties shall jointly and severally indemnify and hold harmless, any Agent, each Lender or Transferee within 15 Business Days after written demand therefor, for the full amount of any Indemnified Taxes imposed on the Agent or such Lender or Transferee, as the case may be, on or with respect to any payment by or on account of any obligation of any Borrower hereunder or under any other Loan Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 5.13), whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority, except to the extent that such Indemnified Taxes constitute a penalty or interest resulting from (i) the failure of the Agent, Lender or Transferee to promptly notify the Borrower of such Indemnified Taxes or (ii) the gross negligence, bad faith or willful misconduct of such Agent, Lender or Transferee (as determined by a court of competent jurisdiction in a final non-appealable judgment).

(e)Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower or any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower or the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 12.6 relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f)Any Lender that is entitled to an exemption from or reduction of withholding Tax or backup withholding Tax under the law of any applicable jurisdiction with respect to any payments under any Loan Document shall deliver to the Borrower or any applicable Loan Party and the Administrative Agent at any time or times reasonably requested by the Borrower, the applicable Loan Party or the Administrative Agent, such properly completed and executed documentation as prescribed by applicable law or reasonably requested by the Borrower, the applicable Loan Party or the Administrative Agent to permit such payments to be made without such withholding Tax or backup withholding Tax or at a reduced rate. Without limiting the generality of the foregoing:

(i)Each Lender, Transferee (in the case of a Participant, if it has purchased a Participation from a Lender that is a Non-U.S. Person) and Agent that is a Non-U.S. Person (each a “Non-U.S. Lender”) shall deliver to the Borrower and the Administrative Agent (or, in the case of a Participant that is a Non-U.S. Person, the Participant shall deliver to the Lender from which it purchased its Participation, and such Lender shall obtain from the Participant and transmit to the Borrower and the Administrative Agent with such Lender’s Internal Revenue Service Form W-8IMY) two copies of U.S. Internal Revenue Service Form W-8BEN, Form W-8BEN-E, Form W-ECI or Form W-8IMY (together with all additional documentation required to be transmitted with Form W-8IMY), including the appropriate forms and related statements described in this Section, as applicable, or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non-U.S. Lender or Non-U.S. Participant (a) with each such Form W-8BEN, Form W-8BEN-E or W-8ECI certifying as to such filer’s entitlement to a zero rate of, or a reduced rate of, U.S. federal withholding Tax on all payments by the Borrower under this Agreement and the other Loan Documents, and (b) if a Non-U.S. Lender is claiming exemption from U.S. federal withholding Tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest”, attaching to such Non-U.S. Lender’s Form W-8BEN or Form W-8BEN-E a statement substantially in the form of Exhibit I-1, Exhibit I-2, Exhibit I-3 or Exhibit I-4, as applicable, or any other form approved by the Administrative Agent, to the effect that such Foreign Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the applicable Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code, and that no payments in connection with the Loan Documents are effectively connected with such Foreign Lender’s conduct of a U.S. trade or business. Such forms shall be true and accurate and shall be delivered by each Non-U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of a Participant that is a Non-U.S. Lender, on or before the date such Participant purchases the participation) and promptly from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent.

(ii)Each Lender, Transferee (in the case of a Participant, if it has purchased a Participation from a Lender that is a Non-U.S. Person) and Agent that is not a Non-U.S. Lender shall furnish to the Borrower and the Administrative Agent (or, in the case of a Participant, to the Lender from which it purchased its Participation) an accurate, properly completed and duly executed U.S. Internal Revenue Service Form W-9 (or successor form) establishing that such Lender (or Transferee) or Agent is not subject to U.S. backup withholding, and to the extent it may lawfully do so at such times, provide a new Form W-9 (or successor form) upon the expiration or obsolescence of any previously delivered form.

Notwithstanding any other provision of this paragraph, a Non-U.S. Lender shall not be required to deliver any form pursuant to this paragraph that such Non-U.S. Lender is not legally able to deliver.

Each Lender shall, from time to time after the initial delivery by Lender of the forms described above, whenever a lapse in time or change in such Lender’s circumstances renders such forms, certificates or other evidence so delivered obsolete, expired or inaccurate, promptly (1) deliver to the Borrower, applicable Loan Party and the Administrative Agent (in such number of copies as shall be requested by the recipient) renewals, amendments or additional or successor forms, properly completed and duly executed by such Lender, together with any other certificate or statement of exemption required in order to confirm or establish such Non-U.S. Lender’s status or that such Lender is entitled to an exemption from or reduction in withholding Tax or backup withholding Tax or (2) notify Administrative Agent and the Borrower of its legal ineligibility to deliver any such forms, certificates or other evidence.

(g)If a payment made to an Agent, Lender or Transferee under any Loan Document would be subject to U.S. federal withholding tax imposed by FATCA if such Agent, Lender or Transferee were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Agent, Lender or Transferee shall deliver to the Borrower and the Administrative Agent, at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with its obligations under FATCA, to determine that such Agent, Lender or Transferee has or has not complied with such Agent, Lender or Transferee’s obligations under FATCA and, as necessary, to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 5.13(f), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(h)If any Agent, Lender or Transferee determines, in its sole discretion, exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified by the Borrower or any other Loan Party or with respect to which the Borrower or any other Loan Party has paid additional amounts pursuant to this Section 5.13, it shall promptly pay over any such refund to the Borrower (but only to the extent of indemnity payments made, and additional amounts paid, by the such Loan Party under this Section 5.13 with respect to the Indemnified Taxes giving rise to such refund), net of all related out-of-pocket expenses of such Agent, Lender or Transferee (as determined in the sole discretion exercised in good faith, of the Agent, Lender or Transferee) and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided, that the Borrower, upon the request of such Agent, Lender or Transferee, agrees to repay the amount paid over to that Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Agent, Lender or Transferee in the event such Agent, Lender or Transferee is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (h), in no event will any Agent, Lender or Transferee be required to pay any amount to the Borrower pursuant to this paragraph (h) to the extent the payment of such amount would place such Agent, Lender or Transferee in a less favorable net after-Tax position than the Agent, Lender or Transferee would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any Agent, Lender or Transferee to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person.

(i)Each Agent, Lender and Transferee shall use commercially reasonable efforts to cooperate with the Borrower in attempting to recover any Indemnified Taxes which, in the reasonable discretion of the Borrower, were improperly imposed, provided, however that the Borrower shall indemnify the Agent, Lender or Transferee for any costs it incurs in connection with complying with this subsection (h). The Borrower shall have the right to dispute, at its own cost, the imposition of any Indemnified Taxes (including interest and penalties) with the relevant Governmental Authority. This paragraph shall not be construed to require the Administrative Agent or any Lender or Transferee to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person. In no event will this subsection (h) relieve the Borrower of its obligation to pay additional amounts to an Administrative Agent, Lender or Transferee under this Section 5.13.

(j)The agreements in this Section 5.13 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

(k)For purposes of this Section 5.13, the term “Lender” includes the Issuing Lender.

(l)For the avoidance of doubt, any payments made by the Administrative Agent to a Lender shall be treated as payments made by the applicable Loan Party.

5.14.    Indemnity. The Borrower agrees to indemnify each Lender for, and to hold each Lender harmless from, any loss or expense (excluding any loss of anticipated profits) that such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of, conversion into or continuation of Eurocurrency Loans after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making by the Borrower of a prepayment or conversion of Eurocurrency Loans on a day that is not the last day of an Interest Period with respect thereto. A certificate as to any amounts payable pursuant to this Section submitted to the Borrower, on behalf of the Borrower, by any Lender shall be conclusive in the absence of manifest error. This covenant shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder for a period of 180 days.

5.15.    Illegality. Notwithstanding any other provision herein, if any Change in Law after the date hereof shall make it unlawful for any Lender to make or maintain Eurocurrency Loans as contemplated by this Agreement, (a) the commitment of such Lender hereunder to make Eurocurrency Loans, continue Eurocurrency Loans as such and convert Base Rate Loans to Eurocurrency Loans shall forthwith be canceled and (b) such Lender’s Loans then outstanding as Eurocurrency Loans, if any, shall be converted automatically to Base Rate Loans on the respective last days of the then current Interest Periods with respect to such Loans or within such earlier period as required by law. If any such conversion of a Eurocurrency Loan occurs on a day which is not the last day of the then current Interest Period with respect thereto, the Borrower in respect of such Eurocurrency Loans shall pay to such Lender such amounts, if any, as may be required pursuant to Section 5.14.

5.16.    Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Sections 5.12, 5.13 or 5.15 with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event with the object of avoiding the consequences of such event; provided, that such designation is made on terms that, in the sole judgment of such Lender, cause such Lender and its lending office(s) to suffer no economic, legal or regulatory disadvantage, and provided, further, that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Sections 5.12, 5.13 or 5.15.

5.17.    Replacement of Lenders under Certain Circumstances. The Borrower shall be permitted to replace with a replacement financial institution and/or terminate the Commitment of, and repay the Loans on a non-pro rata basis, of any Lender that (a) requests reimbursement for amounts owing pursuant to Section 5.12 or 5.13, or gives a notice of illegality pursuant to Section 5.15, (b) becomes a Defaulting Lender or (c) becomes a Non-Consenting Lender, provided that, with respect to any such replacement financial institution or other institutional lender or investor (i) such replacement does not conflict with any Requirement of Law, (ii) if applicable, prior to any such replacement, such Lender has not eliminated the continued need for payment of amounts owing pursuant to Section 5.12 or 5.13 or to eliminate any illegality described in a notice of illegality under Section 5.15, (iii) if applicable, the replacement financial institution or other institutional lender or investor shall purchase, at par (plus accrued interest and any premium payable hereunder to the extent required by Section 5.4), all Loans and other amounts owing to such replaced Lender on or prior to the date of replacement, (iv) if applicable, the Borrower shall be liable to such replaced Lender under Section 5.14 (as though Section 5.14 were applicable) if any Eurocurrency Loan owing to such replaced Lender shall be purchased other than on the last day of the Interest Period relating thereto, (v) if applicable, the replacement financial institution or other institutional lender or investor, if not already a Lender, an affiliate of a Lender or an Approved Fund, shall be reasonably satisfactory to the Administrative Agent, (vi) if applicable, the replaced Lender shall be obligated to make such replacement, without such Lender’s consent, in accordance with the provisions of Section 12.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein), (vii) if applicable, the Borrower (or, if agreed to by the replacement lender or other institutional lender or investor, such replacement lender or other institutional lender or investor) shall pay all additional amounts (if any) required pursuant to Section 5.12 or 5.13, as the case may be, in respect of any period prior to the date on which such replacement shall be consummated and any other payment obligations owed to such replaced Lender to the extent such replaced Lender has, in good faith, advised the Borrower (or, if agreed to by the replacement lender, such replacement lender) of the amount of the same in writing), and (viii) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender; provided that in the case of any Assignee in respect of Non-

Consenting Lenders, the replacement Lender shall agree to the consent, waiver or amendment to which the Non-Consenting Lender did not agree.

5.18.    Loan Auctions. (a) Notwithstanding any provision in this Agreement or the other Loan Documents to the contrary, the Borrower shall be permitted to enter into an Auction so long as each of the Term Loan Lenders under the Facility to which an Auction Notice relates hereunder shall be offered an opportunity to ratably participate in the applicable Auction, provided, that (i) the Borrower shall be in compliance with Sections 9.1 and 9.2 immediately before and immediately after giving effect to such Auction on a Pro Forma Basis as of the applicable Measurement Period and (ii) before and after giving effect to the Auction, no Event of Default shall have occurred and be continuing.

(a)Concurrently with the effectiveness of any Assignment and Acceptance pursuant to which the Borrower becomes a Term Loan Lender hereunder, any Loans held by the Borrower shall be automatically cancelled (and may not be resold by the Borrower) and no interest shall accrue on such Loans after such date. Upon the automatic cancellation of any Loans held by the Borrower, the Borrower shall no longer be a Term Loan Lender hereunder and such Loans shall be no longer outstanding for all purposes of this Agreement and all other Loan Documents, including, but not limited to (i) the making of, or the application of, any payments to the Term Loan Lenders pursuant to this Agreement or any other Loan Document, (ii) the making of any request, demand, authorization, direction, notice, consent or waiver pursuant to this Agreement or any other Loan Document, (iii) the calculation of financial covenants, (iv) the determination of Required Lenders, or (v) for any similar or related purpose, pursuant to this Agreement or any other Loan Document.

(b)The parties hereto hereby agree that any Auction and cancellation of Loans (i) will not constitute a voluntary prepayment made by the Borrower for any purpose under this Agreement and the other Loan Documents, (ii) shall not be subject to Sections 5.4, 5.11 or 12.7, (iii) the principal amount of the Term Loans so repurchased shall be applied on a pro rata basis to reduce the scheduled remaining installments of principal on such Term Loan and (iv) will not constitute Investments by the Borrower.

5.19.    Auction Procedures. (a) In connection with an Auction, the Borrower will provide notification to the Administrative Agent (for distribution to the Term Loan Lenders of the applicable Facility with respect to which such notice relates) of the Auction (an “Auction Notice”), which shall be substantially in the form of Exhibit L. Each Auction Notice shall contain (i) the total cash value of the bid, in a minimum amount of $5,000,000 with minimum increments of $1,000,000 (the “Auction Amount”), unless otherwise agreed by the Administrative Agent, (ii) the name of the relevant Facility or Facilities (which for the avoidance of doubt must be in respect of Term Loans) to which the Auction relates (the “Applicable Term Loan Facility”), (iii) the discount to par, which may be a single percentage or a range of percentages (the “Discount Range”) of the par principal amount of the Term Loans of each Applicable Term Loan Facility that represents the purchase price or range of purchase prices that could be paid in the Auction with respect to such Applicable Term Loan Facility and (iv) the date by which the Term Loan Lenders of the Applicable Term Loan Facility are required to indicate their election to participate in the Auction (the “Reply Date”), which shall be not less than five Business Days after delivery of the Auction Notice.

(b)In connection with any Auction, each Term Loan Lender of the Applicable Term Loan Facility or Applicable Term Loan Facilities may, in its sole discretion, participate in such Auction and may provide the Administrative Agent with a notice of participation (the “Return Bid”) on or before the Reply Date, substantially in the form of Exhibit M, which shall specify (i) a discount to par for Term Loans in the Applicable Term Loan Facility that must be expressed as a price (the “Reply Discount”), which must be within the Discount Range, and (ii) a principal amount of Term Loans in the Applicable Term Loan Facility that such Lender is willing to offer for sale at its Reply Discount which must be in increments of $500,000 (the “Reply Amount”). A Term Loan Lender in the Applicable Term Loan Facility may avoid the minimum increment amount condition solely when submitting a Reply Amount equal to such Term Loan Lender’s entire remaining amount of such Term Loans. Term Loan Lenders may only submit one Return Bid per Auction per Applicable Term Loan Facility but each Return Bid may contain up to three component bids only one of which can result in a Qualifying Bid (as defined below). Each Return Bid submitted to the Administrative Agent shall be irrevocable. In addition to the Return Bid, the participating Lender must execute and deliver, to be held in escrow by the Administrative Agent, an Assignment and Acceptance. The Borrower will not have any obligation to purchase any Term Loans at any price. The processing and recordation fees as set forth in Section 12.6 hereof shall not be applicable to any Auctions (it being understood and agreed that other fees may be applicable in connection with any Auction).

(c)Based on the Reply Discounts and Reply Amounts received by the Administrative Agent (who shall reasonably promptly provide the Borrower with a copy of all Reply Discounts), the Administrative Agent, in consultation with the Borrower, will calculate the applicable discount (the “Applicable Discount”) for the Auction with respect to each Applicable Term Loan Facility, which will be the highest Reply Discount that is within the Discount Range and, in the event the Auction Amount cannot be paid in full at the highest Reply Discount, the Applicable Discount shall be the highest Reply Discount reducing in order to the lowest Reply Discount that is within the Discount Range which yields a prepayment in an aggregate principal amount equal to the lower of (i) the Auction Amount and (ii) the sum of all Reply Amounts. The Borrower shall purchase Term Loans (or the respective portions thereof) of the Applicable Term Loan Facility from each relevant Term Loan Lender with a Reply Discount that is equal to or greater than the Applicable Discount (“Qualifying Bids”) first to Qualifying Loans specifying the highest Reply Discount, then filling orders going to the next highest Reply Discount and then pro rata at the clearing level. If a Term Loan Lender in the Applicable Term Loan Facility has submitted a Return Bid containing multiple bids at different Reply Discounts, only the bid with the highest Reply Discount that is equal to or greater than the Applicable Discount will be deemed the Qualifying Bid of such Term Loan Lender. Each participating Term Loan Lender will receive notice of a Qualifying Bid as soon as reasonably practicable but in no case later than five Business Days from the date the Return Bid was due.

(d)The Borrower may withdraw an Auction at any time. In connection with any Auction, upon submission by a Term Loan Lender of a Return Bid, such Term Loan Lender (each, a “Qualifying Lender”) will be obligated to sell the entirety or its allocable portion of the Reply Amount, as the case may be, at the Applicable Discount.

(e)Notwithstanding the provisions of this Section 5.19, the Administrative Agent in consultation with the Borrower, may amend or modify the procedures, notices, bids and Assignment and Acceptance Agreement in connection with any Auction (including, solely with Borrower’s consent), (i) any term to the extent Borrower’s commercial interests will be materially adversely affected by such amendment or modification and (ii) the economic terms to the extent no Term Loan Lenders have validly tendered Term Loans requested in an offer, but excluding economic terms of an auction after any Term Loan Lenders in the Applicable Term Loan Facility have validly tendered Term Loans requested in an offer, other than to increase the Auction Amount or raise the Discount Range; provided that no such amendments or modifications may be implemented after 24 hours prior to the date and time return bids are due.

(f)All parties to the relevant repurchases shall render customary “big-boy” disclaimer letters or any such disclaimers shall be incorporated into the terms of the Assignment and Assumption.

5.20.    Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender, to the extent permitted by applicable law:

(a)fees shall cease to accrue on the unfunded portion of the Revolving Credit Commitment of such Defaulting Lender pursuant to Section 5.2(a), and the Borrower shall not be required to pay any such fees that do not accrue; provided that any such Commitment Fee accrued on any of the Revolving Credit Commitments of a Defaulting Lender during the period prior to the time such Revolving Credit Lender became a Defaulting Lender and unpaid at such time shall not be payable by the Borrower so long as such Revolving Credit Lender shall be a Defaulting Lender except to the extent that such fee shall otherwise have been due and payable by the Borrower prior to such time

(b)the Revolving Credit Commitment and Revolving Extensions of Credit of such Defaulting Lender shall not be included in determining whether all Lenders, all directly and adversely affected Lenders or the Required Lenders, as applicable, or other requisite Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to 12.1); provided that (i) any waiver, amendment or modification requiring the consent of all Lenders and (ii) the Revolving Credit Commitment of such Defaulting Lender may not be increased or extended, the maturity date of any Loan made by such Defaulting Lender may not be extended, the date for the payment of any principal, interest or fee payable hereunder (other than as a result of waiving default interest) shall not be extended, the interest rate of or any fees payable in respect of a Defaulting Lender’s Loan or Commitment may not be decreased (except as set forth in clause (a) above or (c)(iii) below or with respect to default interest as set forth in Section 5.8(c)), and the amount of principal of the Loans held by such Defaulting Lender may not be increased, reduced or forgiven, in each case without the consent of such Defaulting Lender, the Administrative Agent and the Borrower; provided that any payments made with respect to such increase in such Revolving Credit Commitment shall not be subject to Sections 5.11 or 12.7 with respect to any Defaulting Lender;

(c)if any Swing Line Exposure or L/C Obligations exists at the time a Revolving Credit Lender becomes a Defaulting Lender then:

(i)all or any part of such Swing Line Exposure and L/C Obligations shall automatically be reallocated among the Revolving Credit Lenders which are non-Defaulting Lenders in accordance with their respective Revolving Credit Percentages but only to the extent the Revolving Credit Commitment of any non-Defaulting Lender is not exceeded by such Lender’s Revolving Extensions of Credit (and any participations therein);

(ii)if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within one Business Day following notice by the Administrative Agent (x) first, prepay such Swing Line Exposure of such Defaulting Lender (after giving effect to any partial reallocation pursuant to clause (i) above) and (y) second, if requested by the Issuing Lender, cash collateralize such Defaulting Lender’s L/C Obligations (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 10 for so long as such L/C Obligations are outstanding or until such Lender ceases to be a Defaulting Lender pursuant to Section 5.20(f);

(iii)if the Borrower cash collateralizes any portion of such Defaulting Lender’s L/C Obligations pursuant to this Section 5.20(c), the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 4.3 with respect to such Defaulting Lender’s L/C Obligations during the period such Defaulting Lender’s L/C Obligations are cash collateralized; provided that, for the avoidance of doubt, any such fees under Section 4.3 that accrued with respect to such Defaulting Lender’s L/C Obligations during the period prior to the time such Revolving Credit Lender became a Defaulting Lender and that remain unpaid shall still be due and payable to such Defaulting Lender to the extent that such fee was otherwise due and payable by the Borrower prior to such time;

(iv)if the L/C Obligations of the non-Defaulting Lenders are reallocated pursuant to this Section 5.20(c), then the fees payable to the Lenders pursuant to Section 5.2(a) and Section 4.3 shall be adjusted in accordance with such non-Defaulting Lenders’ Revolving Credit Percentages; or

(v)if any Defaulting Lender’s L/C Obligations are neither cash collateralized nor reallocated pursuant to this Section 5.20(c), then, without prejudice to any rights or remedies of the Issuing Lender or any Lender hereunder, all commitment fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s Revolving Credit Commitment that was utilized by such L/C Obligations) and letter of credit fees payable under Section 4.3 with respect to such Defaulting Lender’s L/C Obligations shall be payable to the Issuing Lender until such L/C Obligations are cash collateralized and/or reallocated;

(d)so long as any Revolving Credit Lender is a Defaulting Lender, the Swing Line Lender shall not be required to fund any Swing Line Loan and the Issuing Lender shall not be required to issue, amend or increase any Letter of Credit, if the reallocation described in clause (c)(i) cannot or can only partially be effected and/or, if requested by the Issuing Lender, cash collateral will be provided by the Borrower in accordance with Section 5.20(c), and participating interests in any such newly issued or increased Letter of Credit or newly made Swing Line Loan shall be allocated among non-Defaulting Lenders in a manner consistent with Section 5.20(c)(i) (and Defaulting Lenders shall not participate therein); and

(e)so long as any Lender is a Defaulting Lender, any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender pursuant to Section 12.7 but excluding Section 5.17) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Administrative Agent in a segregated account and, subject to any applicable requirements of law, be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to the Issuing Lender or Swing Line Lender hereunder; third, if such Defaulting Lender is a Revolving Credit Lender and so determined by the Administrative Agent or requested by the applicable Issuing Lender, to be held as cash collateral for future funding obligations of that Defaulting Lender of any participation in any Letter of Credit; fourth, as the Borrower may request (so long as no Default Exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as reasonably determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released pro rata in order to (x) satisfy obligations of such Defaulting Lender to fund Loans under this Agreement and (y) be held as cash collateral for funding obligations of such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 4; sixth, to the payment of any amounts owing to the Lenders or an Issuing Lender or Swing Line Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender or such Issuing Lender or Swing Line Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or drawings under Letters of Credit in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such

Loans or drawings under Letters of Credit were made at a time when the conditions set forth in Section 7.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and drawings under Letters of Credit owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or drawings under Letters of Credit owed to, that Defaulting Lender until such time as all Loans and funded and unfunded participations in Letters of Credit and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments hereunder without giving effect to Section 5.20(c)(i). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section 5.20(f)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(f)In the event that the Administrative Agent, the Borrower, the Issuing Lender and the Swing Line Lender (as applicable) each agrees in writing that a Defaulting Lender which is a Revolving Credit Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swing Line Exposure and L/C Obligations of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders (other than Swing Line Loans) or take such other actions as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Revolving Credit Percentage, whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees, or interest at the default rate of interest set forth in Section 5.8(c), accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

5.21.    Extensions of Term Loans and Revolving Credit Commitments.

(a)Notwithstanding anything to the contrary in this Agreement, pursuant to one or more offers (each, an “Extension Offer”) made from time to time by the Borrower to all Lenders of Term Loans with a like maturity date or all Lenders with Revolving Credit Commitments with a like maturity date, in each case on a pro rata basis (based on the aggregate outstanding principal amount of the respective Term Loans or Revolving Credit Commitments with a like maturity date, as the case may be) and on the same terms to each such Lender, the Borrower is hereby permitted to consummate from time to time transactions with individual Lenders that accept the terms contained in such Extension Offers to extend the maturity date of each such Lender’s Term Loans and/or Revolving Credit Commitments and otherwise modify the terms of such Term Loans and/or Revolving Credit Commitments pursuant to the terms of the relevant Extension Offer (to the extent permitted by this section) (each, an “Extension”, and each group of Term Loans or Revolving Credit Commitments, as applicable, in each case as so extended, as well as the Term Loans and the Revolving Credit Commitments, in each case not so extended, being a separate Facility; any Extending Term Loans shall constitute a separate Facility of Term Loans from the Facility of Term Loans from which they were converted, and any Extended Revolving Credit Commitments shall constitute a separate Facility of Revolving Credit Commitments from the Facility of Revolving Credit Commitments from which they were converted), so long as the following terms are satisfied:

(i)except as to interest rates, fees and final maturity (which shall be determined by the Borrower and the Extended Revolving Credit Lenders (as defined below) and set forth in the relevant Extension Offer), the Revolving Credit Commitment of any Revolving Credit Lender that agrees to an Extension with respect to such Revolving Credit Commitment (an “Extending Revolving Credit Lender”) extended pursuant to an Extension (an “Extended Revolving Credit Commitment”), and the related outstandings, shall be a Revolving Credit Commitment (or related outstandings, as the case may be) with applicable terms prior to the Revolving Facility Termination Date of the Original Revolving Credit Loans not materially more favorable, taken as a whole, to the Extending Revolving Credit Lenders than the terms of the Original Revolving Credit Commitments (and related outstandings) (except for covenants and other provisions contained therein applicable only to periods after the Latest Maturity Date) or the existing Lenders with respect to such Facility receive the benefit of such more favorable terms; provided that (1) the borrowing and repayment (except for (A) payments of interest and fees at different rates on Extended Revolving Credit Commitments (and related outstandings), (B) repayments required upon the maturity date of the non-extended Revolving Credit Commitments and (C) repayments made in connection with a permanent repayment and termination of all Revolving Credit Commitments) of Revolving Credit Loans with respect to Extended Revolving Credit Commitments after the date on which such Extended Revolving Credit Commitments are established (an “Extension Date”) shall be made on a pro rata basis with all other Revolving Credit Commitments, (2) all Letters of Credit and Swing Line Loans shall be participated on a pro rata basis by all Lenders with Revolving Credit Commitments in accordance with their percentage of the Revolving Credit Commitments, (3) the permanent repayment of Revolving Credit Loans with respect to, and termination of, any Revolving Credit Commitments shall be made on a pro rata basis with all other Revolving Credit Commitments, except that the Borrower shall be permitted to permanently prepay and terminate commitments of any Facility of Revolving Credit Commitments on a non-pro rata basis and permanently repay and terminate commitments of any Facility of Revolving Credit Commitments on a non pro rata basis at the stated maturity of such Facility as compared to any other Facility with a later maturity date than such Facility, (4) assignments and participations of Extended Revolving Credit Commitments and extended Revolving Credit Loans shall be governed by the same assignment and participation provisions applicable to all other Revolving Credit Commitments and Revolving Credit Loans, (5) at no time shall there be more than two different Facilities that are revolving facilities during the term of this Agreement, (6) the final maturity date of any Extended Revolving Credit Commitments shall be no earlier than the maturity date of the Facility of Revolving Credit Commitments being extended and (7) except as the Swing Line Lender may otherwise agree, Swing Line Loans shall be required to be paid in full on the maturity date of the non-extended Revolving Credit Commitments (which Swing Line Loans may, for the avoidance of doubt, be re-borrowed pursuant to the terms hereof after such maturity date),

(ii)except as to interest rates, fees, premium, final maturity date, optional prepayment terms, required prepayment dates and participation in prepayments (which shall, subject to the immediately succeeding clauses (iii), (iv) and (v), be determined by the Borrower and the Extending Term Lenders (as defined below) and set forth in the relevant Extension Offer), the Term Loans of any Term Loan Lender that agrees to an Extension with respect to such Term Loans (an “Extending Term Lender”) extended pursuant to any Extension (“Extending Term Loans”) shall have terms applicable prior to the original Term Loan Maturity Date of the Facility of Term Loans being extended not materially more favorable, taken as a whole, to the Extending Term Loan Lender than the terms of the Facility of Term Loans subject to such Extension Offer (except for covenants and other provisions contained therein applicable only to periods after the Latest Maturity Date or the existing Lenders with respect to such Facility receive the benefit of such favorable terms),

(iii) the final maturity date of any Extending Term Loans shall be no earlier than the Term Loan Maturity Date of the Facility of Term Loans being extended,

(iv) the weighted average life of any Extending Term Loans shall be no shorter than the remaining weighted average life (without giving effect to reductions of amortization for periods where amortization has been reduced as a result of the prepayment of the Term Loans) of the Term Loans extended thereby,

(v)any Extending Term Loans may participate on a pro rata basis or a less than pro rata basis (but not greater than a pro rata basis) in any mandatory repayments or prepayments hereunder, in each case as specified in the respective Extension Offer,

(vi)if the aggregate principal amount of Term Loans (calculated on the face amount thereof) or Revolving Credit Commitments, as the case may be, in respect of which Term Loan Lenders or Revolving Credit Lenders, as the case may be, shall have accepted the relevant Extension Offer shall exceed the maximum aggregate principal amount of Term Loans or Revolving Credit Commitments, as the case may be, offered to be extended by the Borrower pursuant to such Extension Offer, then the Term Loans or Revolving Credit Loans, as the case may be, of such Term Loan Lenders or Revolving Credit Lenders, as the case may be, shall be extended ratably up to such maximum amount based on the respective principal amounts (but not to exceed actual holdings of record) with respect to which such Term Loan Lenders or Revolving Credit Lenders, as the case may be, have accepted such Extension Offer,

(vii)all documentation in respect of such Extension shall be consistent with the foregoing,

(viii)any applicable Minimum Extension Condition shall be satisfied unless waived by the Borrower, and

(ix)there may be no more than four different Facilities of Term Loans hereunder.

(b)With respect to all Extensions consummated by the Borrower pursuant to this Section 5.21, (i) such Extensions shall not constitute voluntary or mandatory payments or prepayments for purposes of Section 2.3, Section 5.4 or Section 5.5 and (ii) no Extension Offer is required to be in any minimum amount or any minimum increment, provided that the Borrower may at its election specify as a condition (a “Minimum Extension Condition”) to consummating any such Extension that a minimum amount (to be determined and specified in the relevant Extension Offer in the Borrower’s sole discretion and may be waived by the Borrower) of Term Loans or Revolving Credit Commitments (as applicable) of any or all applicable Facilities be tendered. The Administrative Agent and the Lenders hereby consent to the Extensions and the other transactions contemplated by this Section 5.21 (including, for the avoidance of doubt, payment of any interest, fees or premium in respect of any Extending Term Loans and/or Extended Revolving Credit Commitments on such terms as may be set forth in the relevant Extension Offer) and hereby waive the requirements of any provision of this Agreement (including, without limitation, Section 5.2, 5.11, Section 12.7(a) or any other pro rata payment section) or any other Loan Document that may otherwise prohibit or restrict any such Extension or any other transaction contemplated by this Section 5.21.

(c)No consent of any Lender or any Agent shall be required to effectuate any Extension, other than (i) the consent of each Lender agreeing to such Extension with respect to one or more of its Term Loans and/or Revolving Credit Commitments (or a portion thereof) and (ii) with respect to any Extension of the Revolving Credit Commitments, the consent of each Issuing Lender and the Swing Line Lender, which consent shall not be unreasonably withheld or delayed. For the avoidance of doubt, no Lender shall have its Term Loans or Revolving Credit Commitments extended without the written consent of such Lender. All Extending Term Loans, Extended Revolving Credit Commitments and all obligations in respect thereof shall be Obligations under this Agreement and the other Loan Documents that are secured by the Collateral on a pari passu basis with all other applicable Obligations under this Agreement and the other Loan Documents. The Lenders hereby irrevocably authorize the Administrative Agent to enter into amendments to this Agreement and the other Loan Documents with the Borrower and other Loan Parties as may be necessary in order to establish new Facilities in respect of Revolving Credit Commitments or Term Loans so extended and such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such new Facilities, in each case on terms consistent with this Section 5.21. In addition, any such amendment shall provide that, to the extent consented to by each relevant Issuing Lender, (a) with respect to any Letters of Credit the expiration date for which extend beyond the maturity date for the non-extended Revolving Credit Commitments, participations in such Letters of Credit on such maturity date shall be reallocated from Lenders holding Revolving Credit Commitments to Lenders holding Extended Revolving Credit Commitments in accordance with the terms of such amendment (provided that such participation interests shall, upon receipt thereof by the relevant Lenders holding Revolving Credit Commitments, be deemed to be participation interests in respect of such Revolving Credit Commitments and the terms of such participation interests (including, without limitation, the commission applicable thereto) shall be adjusted accordingly) and (b) limitations on drawings of Revolving Credit Loans and issuances, extensions and amendments to Letters of Credit shall be implemented giving effect to the foregoing reallocation prior to such reallocation actually occurring to ensure that sufficient Extended Revolving Credit Commitments are available to participate in any such Letters of Credit. Without limiting the foregoing, in connection with any Extensions the respective Loan Parties shall (at their expense) amend (and the Administrative Agent is hereby directed to amend) any Mortgage that has a maturity date prior to the latest termination date of any Extending Term Loans or Extended Revolving Credit Commitments so that such maturity date is extended to the latest termination date of any Extending Term Loans or Extended Revolving Credit Commitments (or such later date as may be advised by local counsel to the Administrative Agent) and in connection therewith, to the extent requested by Administrative Agent, the respective Loan Parties shall (at their expense) deliver to the Administrative Agent a date down endorsement to the mortgagee’s title insurance policies issued to Administrative Agent with respect to any such amended Mortgages.

(d)In connection with any Extension, the Borrower shall provide the Administrative Agent at least 10 Business Days (or such shorter period as may be agreed by the Administrative Agent) prior written notice thereof, and shall agree to such procedures (to ensure reasonable administrative management of the credit facilities hereunder after such Extension), if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 5.21.

SECTION 6. REPRESENTATIONS AND WARRANTIES

To induce the Agents and the Lenders to enter into this Agreement and to make the Loans and issue or participate in the Letters of Credit, Parent, Holdings and the Borrower hereby jointly and severally represent and warrant to each Agent and each Lender that:
6.1.    Financial Condition. (a) The unaudited pro forma consolidated balance sheet of Parent and its consolidated Subsidiaries as at March 31, 2015 (the “Pro Forma Balance Sheet”), copies of which have heretofore been furnished to the Administrative Agent, has been prepared giving effect (as if such events had occurred on such date) to (i) the Loans to be made on the Closing Date and the use of proceeds thereof and (ii) the payment of fees and expenses in connection with the foregoing. The Pro Forma Balance Sheet has been prepared in good faith based on assumptions believed by Parent to be reasonable as of the date of delivery thereof, and presents fairly in all material respects on a Pro Forma Basis the estimated financial position of Parent and its consolidated Subsidiaries as at March 31, 2015, assuming that the events specified in the preceding sentence had actually occurred at such date and giving effect to the other assumptions set forth therein.

(b)    The audited consolidated balance sheets of Parent as at December 31, 2014 and December 31, 2013, and the related consolidated statements of income and of cash flows for the fiscal years ended on December 31, 2014, December 31, 2013 and December 31, 2012, reported on by and accompanied by a report from KPMG LLP, present fairly in all material respects the consolidated financial condition of Parent as at such dates, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheets of Parent as at March 31, 2015, and the related consolidated statements of income and of cash flows for the fiscal periods ended on March 31, 2015, present fairly in all material respects the consolidated financial condition of Parent as at such dates, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal periods then ended, subject to the absence of footnotes changes resulting from end of period adjustments.

6.2.    No Change. Since December 31, 2014, there has been no development or event that has had or could reasonably be expected to have a Material Adverse Effect.

6.3.    Existence; Compliance with Law. Subject to Section 8.10, each of Parent, Holdings and its Subsidiaries (other than the Inactive Subsidiaries) (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (b) has the corporate (or equivalent) power and authority, and the legal right, to own and operate its Property, to lease the Property it operates as lessee and to conduct the Business in which it is currently engaged, (c) is duly qualified as a foreign entity and in good standing under the laws of each jurisdiction where its ownership, lease or operation of Property or the conduct of its Business requires such qualification and (d) is in compliance with all Requirements of Law except in each case referred to in clauses (b), (c) or (d), to the extent that the failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.4.    Corporate Power; Authorization; Enforceable Obligations. Each Loan Party has the corporate (or equivalent) power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and to consummate the Transactions and, in the case of the Borrower, to borrow hereunder. Each Loan Party has taken all necessary corporate (or equivalent) action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and the consummation of the Transactions and, in the case of the Borrower, to authorize the borrowings on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required to be obtained by any Loan Party in connection with the Transactions and the borrowings hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the Loan Documents, except (i) consents, authorizations, filings and notices described in Schedule 6.4 and Schedule 6.19(b), which consents, authorizations, filings and notices have been obtained or made and are in full force and effect, (ii) the filings referred to in Schedule 6.19(a)-1 and Schedule 6.19(a)-3 or (iii) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make could not reasonably be expected to have a Material Adverse Effect. Each Loan Document has been duly executed and delivered on behalf of each Loan Party that is a party thereto. This Agreement constitutes, and each other Loan Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party that is a party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

6.5.    No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents by the Loan Parties, the issuance of Letters of Credit, the borrowings hereunder, the use of the proceeds thereof and the consummation of the Transactions will not violate any Requirement of Law applicable to, or any Contractual Obligation of, Parent, Holdings or any of its Subsidiaries except to the extent such violation could not reasonably be expected to have a Material Adverse Effect and will not result in, or require, the creation or imposition of any Lien on any of their respective Properties or revenues pursuant to any such Requirement of Law or any material Contractual Obligation (other than the Liens created by the Security Documents).

6.6.    Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Parent, Holdings or the Borrower, threatened by or against Parent, Holdings or any of its Subsidiaries or against any of their respective Properties or revenues (a) as of the Closing Date, with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby, or (b) that, is reasonably expected to be adversely determined and if so determined, could reasonably be expected to have a Material Adverse Effect.

6.7.    No Default. No Default or Event of Default has occurred and is continuing.

6.8.    Ownership of Property; Liens. Each of Holdings and its Subsidiaries has good and insurable title in fee simple to, or a valid leasehold interest in, all its Real Property, and good title to, or a valid leasehold interest in, all its other Property, except in each case, where the failure to have such title or interest could not reasonably expected to have a Material Adverse Effect, and none of such Property (including the Real Property) is subject to any Lien except a Permitted Lien. Attached as Schedule 6.8 is a list of all Real Property and Operated Property which are material to the operation of the Business of Holdings or its Subsidiaries as of the Closing Date.

6.9.    Intellectual Property. Except as could not reasonably be expected to have a Material Adverse Effect, (i) Holdings and each of its Subsidiaries owns, or is licensed to use, all Intellectual Property material to the conduct of its business as currently conducted, free and clear of all Liens other than Permitted Liens, and takes reasonable actions to protect, preserve and maintain such Intellectual Property; and (ii) all such Intellectual Property is valid and enforceable and all registrations and applications for such Intellectual Property have not expired or been abandoned. No action or proceeding is pending by any Person or, to the knowledge of Holdings or the Borrower, threatened, or imminent, on the date hereof, and no holding, decision or judgment has been rendered by any Governmental Authority or arbitrator which may limit, cancel or challenge the validity, enforceability, ownership or use of, such Intellectual Property (other than office actions issued in the ordinary course of prosecution of any pending applications for patents or applications for registration of other Intellectual Property) which could reasonably be expected to have a Material Adverse Effect, nor does Holdings or the Borrower know of any valid basis for any such claim except for claims, actions, proceedings, holdings, decisions or judgments which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. The operation of the Business of Holdings and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate the rights of any Person to an extent which could reasonably be expected to have a Material Adverse Effect, and to the knowledge of Holdings or the Borrower, no Person is infringing, misappropriating, diluting or otherwise violating any Intellectual Property owned by any of Holdings or its Subsidiaries to an extent which could reasonably be expected to have a Material Adverse Effect.

6.10.    Taxes. Each of Parent, Holdings and each of its Subsidiaries has filed or caused to be filed all material Tax returns that are required to be filed by it and has paid all material Taxes shown to be due and payable on said returns or on any assessments made against it or any of its Property, and, except as could not otherwise reasonably be expected to result in a Material Adverse Effect, all other Taxes, fees or other charges imposed on it or any of its Property by any Governmental Authority (in each case other than any Taxes, fees or charges the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves (to the extent required by GAAP) have been provided on the books of Parent, Holdings or its Subsidiaries, as the case may be, and those which, with respect to Taxes or other assessments on Real Properties, can be contested without payment under applicable law). To the knowledge of Parent, Holdings and the Borrower, no claim is being asserted with respect to any Tax that could reasonably be expected to result in a Lien, except claims that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect.

6.11.    Federal Regulations. No part of the proceeds of any Loans will be used for “buying” or “carrying” any Margin Stock within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect or for any purpose that violates the provisions of the Regulations of the Board. If requested by the Administrative Agent, the Borrower will furnish to the Administrative Agent a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U.

6.12.    Labor Matters. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against Holdings or any of its Subsidiaries pending or, to the knowledge of Holdings or the Borrower, threatened; (b) hours worked by and payment made to employees of Holdings and its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from Holdings or any of its Subsidiaries on account of employee health and welfare insurance have been paid or accrued as a liability on the books of Holdings or the relevant Subsidiary.

6.13.    ERISA.

(a)Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (i) no ERISA Event has occurred during the three-year period prior to the date on which this representation is made or deemed made with respect to any Plan, and each Plan has complied, and is in compliance, with its terms and the applicable provisions of ERISA and the Code; (ii) no termination of a Single Employer Plan has occurred, and no Lien in favor of the PBGC or a Single Employer Plan has arisen, during such three-year period; (iii) except as described in Parent’s annual report on Form 10-K filed with the SEC, the present value of all accrued benefit obligations of all underfunded Single Employer Plans (based on the assumptions used for purposes of applicable accounting standards) does not exceed the value of the assets of all such underfunded Single Employer Plans; (iv) neither Parent, Holdings, nor any ERISA Affiliate would become subject to any Withdrawal Liability if Parent, Holdings, or any ERISA Affiliate were to withdraw completely from all Multiemployer Plans as of the valuation date most closely preceding the date on which this representation is made or deemed made; and (v) none of Parent, Holdings, the Subsidiaries and the ERISA Affiliates has received any written notification that any Multiemployer Plan is Insolvent, in “endangered” or “critical” status, or has been terminated (all within the meaning of Title IV of ERISA), or has knowledge that any Multiemployer Plan is reasonably expected to be Insolvent, in “endangered” or “critical” status, or terminated.

(b)With respect to each employee benefit arrangement mandated by non-U.S. law (a “Foreign Benefit Arrangement”) and with respect to each employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) in each case maintained or contributed to by Parent, Holdings, the Subsidiaries or any ERISA Affiliate on behalf or for the benefit of employees located outside the U.S. and that is not subject to U.S. law (a “Foreign Plan”), except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect: (i) any employer and employer contributions required by applicable law or by the terms of such Foreign Benefit Arrangement or Foreign Plan to have been made by Parent or the Subsidiaries have been made, or, if applicable, accrued in accordance with normal accounting practices; (ii) the accrued benefit obligations of each Foreign Plan that is maintained solely by Parent, Holdings, Borrower, any of their respective Subsidiaries or any ERISA Affiliate (based on those assumptions used to fund such Foreign Plan) with respect to all current and former participants do not exceed the assets of such Foreign Plan; (iii) each Foreign Plan that is required to be registered by Parent or the Subsidiaries has been registered and has been maintained in good standing with applicable regulatory authorities; and (iv) each Foreign Benefit Arrangement and Foreign Plan that in each case is maintained solely by Parent, Holdings, Borrower, any of their respective Subsidiaries or any ERISA Affiliate is in compliance (A) with all applicable provisions of law and all applicable regulations and published interpretations thereunder with respect to such Foreign Plan or Foreign Benefit Arrangement and (B) with the terms of such plan.

6.14.    Investment Company Act; Other Regulations. No Loan Party is required to register as an “investment company” under the Investment Company Act of 1940, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness.

6.15.    Subsidiary Guarantors and Other Entities. Schedule 6.15(a), as of the Closing Date, sets forth the name and jurisdiction of formation of Parent, Holdings, Borrower and each Subsidiary Guarantor and, as to each such entity, the percentage of each class of Capital Stock owned by any Loan Party, and, except as so disclosed, there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than directors’ qualifying shares) of any nature relating to any Capital Stock of Holdings, the Borrower or any such Subsidiary of the Borrower, except as created by the Loan Documents. Schedule 6.15(b), as of the Closing Date, sets forth the name and jurisdiction of formation of (i) each Excluded Subsidiary, (ii) each entity that is included in the definition of Excluded Assets in the Guarantee and Collateral Agreement and (iii) each joint venture, and for each such Person, sets forth which of the categories described in the foregoing clauses (i) through (vii) apply to such Person.

6.16.    Use of Proceeds.

(a)    The proceeds of the Tranche B Term Loans made on the Closing Date shall be used to (a) repay the outstanding Indebtedness under the Existing Credit Agreement, (b) pay fees and expenses incurred in connection with the Transactions and the Related Transactions and (c) finance the working capital needs and general corporate purposes of Parent, Holdings, the Borrower and its Subsidiaries. The proceeds of the Revolving Credit Loans, the Swing Line Loans, and the Letters of Credit, shall be used to (x) repay the outstanding Revolver Indebtedness under the Existing Credit Agreement and (y) finance the working capital needs and general corporate purposes of Parent, Holdings, the Borrower and its Subsidiaries.

(b)    No part of the proceeds of any Loan or any Letter of Credit will be used, directly or, to the knowledge of Parent, Holdings or the Borrower, indirectly, (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value to any Person in violation of any Anti-Corruption Laws, (B) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, except to the extent specifically or generally licensed by OFAC or (C) in any manner that would result in the violation of any Sanctions applicable to any party hereto.

6.17.    Environmental Matters. Except as listed on Schedule 6.17 or, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:

(a)the Real Properties, and such other amusement parks, attractions or real properties operated solely by Parent or its Subsidiaries, or in respect of which Parent or any of its Subsidiaries would be liable as an owner or operator under any Environmental Law (collectively, together with the Real Properties, the “Operated Properties”), do not contain, and, to their knowledge, have not previously contained, any Hazardous Materials in amounts or concentrations or under circumstances that constitute a violation of, could reasonably be expected to give rise to liability of Parent, the Borrower or any Subsidiary under, or require remedial action by Parent, the Borrower or any Subsidiary pursuant to, any Environmental Law;

(b)neither Parent nor any of its Subsidiaries has received any notice of violation or alleged violation of, non-compliance with, or liability or potential liability under, Environmental Laws with regard to any of the Operated Properties or the business operated by Parent or any of its Subsidiaries (the “Business”), the subject of which notice has not been remediated or finally settled in accordance with Environmental Law, nor does Parent or the Borrower have knowledge that any such notice will be received or is being threatened;

(c)Hazardous Materials have not been transported or disposed of from the Operated Properties by or on behalf of Parent, Borrower or their Subsidiaries in violation of, or in a manner or to a location that could reasonably be expected to give rise to liability under, any Environmental Law, nor have any Hazardous Materials been generated, treated, stored or disposed of at, on or under any of the Operated Properties in violation of, or in a manner that could reasonably be expected to give rise to liability to Parent, the Borrower or any Subsidiary under, or require remedial action by Parent, the Borrower or any Subsidiary pursuant to, any applicable Environmental Law which have not been remediated or finally settled in accordance with Environmental Law;

(d)no Environmental Claim is pending or, to the knowledge of Parent and the Borrower, threatened, to which Parent or any Subsidiary is or could reasonably be expected to be named as a party with respect to the Operated Properties or the Business, nor has Parent or any Subsidiary received written notice of any consent decrees or other decrees, consent orders, administrative orders or other orders, of any Governmental Authority outstanding under any Environmental Law with respect to the Operated Properties or the Business;

(e)there has been no Release of Hazardous Materials at or from the Operated Properties or arising from or related to the operations of Parent or any Subsidiary in connection with the Operated Properties or otherwise in connection with the Business, in violation of or in amounts or in a manner that could reasonably be expected to give rise to liability of Parent, the Borrower or any Subsidiary under, or require remedial action by Parent, the Borrower or any Subsidiary or pursuant to, Environmental Laws which have not been remediated or finally settled in accordance with Environmental Law;

(f)the Operated Properties and the Business are in compliance, and have during the last five years been in compliance, with all applicable Environmental Laws, and there is no contamination by Hazardous Materials at, under or about the Operated Properties nor any violation of any Environmental Law with respect to the Operated Properties or the Business, in each case that could reasonably be expected to give rise to liability of Parent or its Subsidiaries under any Environmental Law; and

(g)neither Parent nor any Subsidiary has contractually assumed or retained any liability of any other Person under Environmental Laws.

This Section 6.17 sets forth the sole and exclusive representations and warranties of the Loan Parties with respect to environmental, health and safety matters, including with respect to Environmental Laws, Environmental Claims and Hazardous Materials.

6.18.    Accuracy of Information, Etc. No written information (other than projections, budgets, estimates, forward-looking information and information of a general industry or economic nature) furnished by or on behalf of any Loan Party to the Administrative Agent and the Lenders, concerning Parent, the Borrower and their respective Subsidiaries and Investments (including the Partnership Parks), taking into account the Transactions, for use in connection with the Transactions contemplated by this Agreement or the other Loan Documents, when considered as a whole, as of the date such written information was so furnished, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made not materially misleading, as updated and supplemented from time to time. The financial projections concerning Parent, the Borrower and their respective Subsidiaries and Investments (including the Partnership Parks), taking into account the Transactions were based upon good faith estimates and assumptions believed by the management of Holdings to be reasonable at the time made, it being recognized by the Lenders that such financial projections, as it relates to future events is not to be viewed as fact or a guarantee of performance, and that actual results during the period or periods covered by such financial projections may differ from the projected results set forth therein, and such differences may be material.

6.19.    Security Documents. (a) The Guarantee and Collateral Agreement is effective to create in favor of the Administrative Agent, for the benefit of the Lenders, a legal, valid and enforceable (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability) security interest in the Collateral (other than the Mortgaged Properties) described therein and proceeds thereof. In the case of the Pledged Stock and Pledged Notes described in the Guarantee and Collateral Agreement, when any certificates representing such Pledged Stock or promissory notes representing Pledged Notes, as applicable, are delivered to the Administrative Agent, and in the case of the other Collateral described in the Guarantee and Collateral Agreement when financing statements in appropriate form are filed in the offices specified on Schedule 6.19(a) (which financing statements have been duly completed and delivered to the Administrative Agent), when deposit account control agreements have been executed by the Administrative Agent, the account holder and the relevant depository institution, and such other filings or agreements as are specified on Schedule 3 to the Guarantee and Collateral Agreement, when, for Collateral consisting of registered and applied for United States patents, trademarks and copyrights, the filings described in the immediately following sentence have been made (all documentation in respect of which other filings have been or will have been duly completed and executed and delivered to the Administrative Agent on or prior to the Closing Date except as otherwise set forth on Schedule 8.10 hereto), the Guarantee and Collateral Agreement shall constitute a perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof, as security for the Obligations, in each case prior and superior in right to any other Person (except (i) in the case of Collateral other than Pledged Stock, Permitted Liens and (ii) in the case of Collateral consisting of Pledged Stock, (x) only those Permitted Liens that are nonconsensual or (y) Liens securing pari passu secured Refinancing Notes, pari passu secured Refinancing Term Facilities, pari passu secured Replacement Revolving Facilities, pari passu Incremental Term Facilities, pari passu secured Incremental Revolving Facilities or pari passu secured Indebtedness under Section 9.3(c)). In the case of Collateral consisting of issued, registered and applied for United States patents, trademarks or copyrights, to the extent required by applicable Federal law, filings made at the United States Patent and Trademark Office and the United States Copyright Office shall perfect the Lien and security interest created under the Guarantee and Collateral Agreement in all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof (subject to the limitations and requirements set forth in the Guarantee and Collateral Agreement) as security for the Obligations, in each case prior and superior in right to any other Person (subject to Permitted Liens); provided, however, that additional filings to be made at the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect the security interest in any Intellectual Property acquired after the date hereof. Schedule 6.19(a)-2 lists each UCC Financing Statement that (i) names any Loan Party as debtor and (ii) will remain on file after the Closing Date. Schedule 6.19(a) -3 lists each UCC Financing Statement that (i) names any Loan Party as debtor and (ii) will be terminated on or prior to the Closing Date; and on or prior to the Closing Date, the Borrower will have delivered to the Administrative Agent, or caused to be filed, duly completed UCC termination statements, authorized by the relevant secured party, in respect of each UCC Financing Statement listed in Schedule 6.19(a) -3. Notwithstanding the foregoing, neither the Borrower nor any other Loan Party makes any representation or warranty as to (A) the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest (other than with respect to those pledges and security interests (if any) made under the Laws of the jurisdiction of formation of the applicable Foreign Subsidiary) in any Capital Stock or assets of any Foreign Subsidiary, or as to the rights and remedies of the Agent or any Lender with respect thereto, under foreign law.

(b)    Each of the Mortgages, when filed (or which have been filed) in the offices specified on Schedule 6.19(b), will be in form sufficient to create in favor of the Administrative Agent, for the benefit of the Lenders, a legal, valid and enforceable (except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability) Lien on the Mortgaged Properties described therein and proceeds thereof; and shall upon due filing constitute a first priority perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in the Mortgaged Properties described therein and the proceeds thereof, as security for the Obligations, in each case prior and superior in right to any other Person (other than Persons holding Permitted Liens or other encumbrances or rights permitted hereunder or by the relevant Mortgage).

6.20.    Solvency. As of the Closing Date, after giving effect to the Transactions and the incurrence of all Indebtedness and Obligations being incurred in connection herewith and therewith Parent and its Subsidiaries (taken as a whole) are Solvent.

6.21.    Regulation H. Except as set forth on Schedule 6.21, no Mortgage shall encumber improved Real Property that is located in an area that has been identified by the Secretary of Housing and Urban Development as an area having special flood hazards and in which flood insurance has not been made available under the National Flood Insurance Act of 1968.

6.22.    Parks. Set forth on Schedule 6.22 is a complete and correct list of all of the amusement and attraction parks owned or leased, and currently operated (the “Existing Parks”), by Parent or its Subsidiaries as of the Closing Date.

6.23.    Anti-Corruption Laws and Sanctions.

(a)To the extent applicable, each Loan Party is in compliance, in all material respects, with the (i) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) PATRIOT Act.

(b)The Parent has implemented and maintains in effect policies and procedures designed to ensure compliance by the Parent, its Subsidiaries and their respective directors and officers with Anti-Corruption Laws and applicable Sanctions, and the Parent, its Subsidiaries and, to the knowledge of the Parent, its directors and officers, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. None of the Parent, its Subsidiaries and, to the knowledge of the Borrower, its directors and officers, is currently the subject of any U.S. sanctions program administered by OFAC.

SECTION 7. CONDITIONS PRECEDENT

7.1.    Conditions Precedent to Initial Borrowing. The agreement of each Lender to make the initial extension of credit requested to be made by it hereunder is subject to the satisfaction or waiver, prior to or concurrently with the making of such extension of credit on the Closing Date, of the following conditions precedent (the making of the initial extensions of credit shall be deemed to be the satisfaction or waiver of all of the conditions precedent in this Section 7.1):

(a)Loan Documents. The Administrative Agent shall have received (i) this Agreement, executed and delivered by a duly authorized officer of Parent, Holdings and the Borrower, (ii) the Guarantee and Collateral Agreement, executed and delivered by a duly authorized officer of Parent, Holdings, the Borrower and each Subsidiary Guarantor, (iii) Mortgages, executed and delivered by a duly authorized officer of each party thereto, (iv) a Lender Addendum, executed and delivered by a duly authorized officer of each party thereto, (v) for the account of each relevant Lender that so requests at least two Business Days in advance of the Closing Date, Notes conforming to the requirements hereof and executed and delivered by a duly authorized officer of the Borrower, (vi) the duly authorized, executed and delivered Intercompany Subordinated Note and (vii) each of the other Security Documents (including but not limited to United States registered or issued Intellectual Property security agreements and deposit account control agreements) to be delivered as of the Closing Date.

(b)Time Warner-Related Matters. The Administrative Agent shall be satisfied (i) that either (x) no consent of Time Warner, Warner Bros. Entertainment Inc. (as assignee of Time Warner Entertainment Company, L.P.) or any of their respective affiliates is required in connection with the execution, delivery and performance of this Agreement and the other Loan Documents and the payment in full of all loans under and cancellation of all commitments under the Existing Credit Facility or (y) if any such consent is required in the reasonable discretion of the Administrative Agent, or if the Borrower otherwise determines that such consent is necessary or desirable, then such consent has been obtained to the reasonable satisfaction of the Administrative Agent and (ii) that the level of secured indebtedness permitted under the Subordinated Indemnity Agreement has been increased to a level to be mutually agreed that is reasonably satisfactory to the Administrative Agent.

(c)Solvency Certificate. The Administrative Agent shall have received a solvency certificate from the chief financial officer of Parent substantially in the form of Exhibit D.

(d)Pro Forma Balance Sheet; Pro Forma Compliance Certificate; Financial Statements; Financial Covenant Compliance. The Lenders shall have received and be satisfied with in their reasonable discretion: (i) the Pro Forma Balance Sheet and the Pro Forma Compliance Certificate and (ii) the audited consolidated financial statements described in Section 6.1(a). The Pro Forma Compliance Certificate shall show a Senior Secured Leverage Ratio of not more than 4.00 to 1.00 and a Consolidated Interest Coverage Ratio of not less than 2.25 to 1.00.

(e)Approvals. All material Governmental Authority and third party approvals necessary to be obtained by Holdings or any of its Subsidiaries in connection with the transactions contemplated hereby shall have been obtained and be in full force and effect.

(f)No Material Indebtedness. After giving effect to the repayments and refinancing of Indebtedness of the Loan Parties that shall occur on the Closing Date, (i) the Loan Parties shall have no material Indebtedness other than under the Loan Documents, the Senior Notes, the Partnership Parks Agreements and existing Indebtedness (including certain existing intercompany indebtedness) permitted by Section 9.3 and (ii) the Partnership Parks Entities shall have no material Indebtedness other than the Partnership Parks Revolving Agreements and existing Indebtedness (including certain existing intercompany indebtedness) permitted by Section 9.3.

(g)Fees. The Lenders, the Administrative Agent and the Arranger shall have received all fees required to be paid, and all expenses for which invoices have been presented (including reasonable fees, disbursements and other charges of counsel to the Administrative Agent), on or before the Closing Date.

(h)Lien Searches. The Administrative Agent shall have received the results of recent Uniform Commercial Code and other lien searches in each relevant domestic jurisdiction with respect to all Property of the Loan Parties (except that with respect to the Real Property, such lien searches shall be limited to the Mortgaged Properties), and such search shall reveal no Liens on any of the Property of the Loan Parties, except for Permitted Liens or Liens to be discharged prior to or at the Closing Date.

(i)Closing Certificates. The Administrative Agent shall have received the following certificates, each dated the Closing Date, in form and substance reasonably satisfactory to it: (i) a certificate duly executed by either the chief executive officer or the chief financial officer of the Borrower certifying as to the satisfaction of certain conditions precedent specified therein and (ii) a certificate duly executed by a Responsible Officer, the secretary or the assistant secretary of each Loan Party with appropriate insertions and attachments.

(j)Legal Opinions. The Administrative Agent shall have received the following executed legal opinions:

(i)the legal opinion of Kirkland & Ellis LLP, special counsel to Parent, Holdings and its Subsidiaries, in form and substance reasonably satisfactory to the Administrative Agent; and

(ii)the legal opinions of local counsel with respect to each Subsidiary Guarantor (other than Premier Parks of Colorado, Inc.) not covered in the legal opinions referred to above in clause (i) of this Section 7.1(l), in form and substance reasonably satisfactory to the Administrative Agent.

Each such legal opinion shall cover such other matters incident to the transactions contemplated by this Agreement as the Administrative Agent may reasonably require.
(k)Pledged Stock; Stock Powers; Acknowledgment and Consent; Pledged Notes. The Administrative Agent shall have received (i) if certificated, the certificates representing the Capital Stock pledged pursuant to the Guarantee and Collateral Agreement, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof, (ii) such Acknowledgments and Consents, substantially in the form of Annex II to the Guarantee and Collateral Agreement, duly executed by certain issuers of Capital Stock to the extent required pursuant to the Guarantee and Collateral Agreement and (iii) each promissory note, if any, pledged and required to be delivered pursuant to the Guarantee and Collateral Agreement endorsed in blank (or accompanied by an executed transfer form in blank satisfactory to the Administrative Agent) by the pledgor thereof.

(l)Filings, Registrations and Recordings. Each document (including, without limitation, any Uniform Commercial Code financing statement and Uniform Commercial Code termination statement) required by the Security Documents and reasonably requested by the Administrative Agent to be filed, registered or recorded in order to create in favor of the Administrative Agent, for the benefit of the Lenders, a perfected Lien on the Collateral described therein (including without limitation filings in respect of United States registered or issued Intellectual Property), prior and superior in right to any other Person (other than with respect to Permitted Liens), shall have been filed, registered or recorded or shall have been delivered to the Administrative Agent in proper form for filing, registration or recordation.

(m)Flood Certificates. The Administrative Agent shall receive (i) a completed Flood Certificate with respect to each Mortgaged Property, which Flood Certificate shall be addressed to the Administrative Agent for the benefit of the Lenders, be completed by a company which has guaranteed the accuracy of the information contained therein and otherwise comply with the Flood Program; (ii) with respect to any Mortgaged Property which is located in a Flood Zone and is located in a community that participates in the Flood Program, evidence that the Borrower has obtained a policy of flood insurance that is in compliance with all applicable regulations of the Flood Program and has a term ending not later than the maturity of the Indebtedness secured by such Mortgage and (iii) if any Flood Certificate states that a Mortgaged Property is located in a Flood Zone, Borrower’s written acknowledgment that the Borrower has received the notice required pursuant to Section 208(e)(3) of Regulation H of the Board.

(n)Insurance. The Administrative Agent shall have received insurance certificates satisfying the requirements of Section 8.4 that provide that the Administrative Agent is an additional insured or lender’s loss payee, together with endorsements to such insurance policies as may be reasonably requested by the Administrative Agent.

(o)The U.S.A. PATRIOT Act.  No later than three Business Days prior to the Closing Date, to the extent requested in writing by the Administrative Agent at least five Business Days prior to the Closing Date, the Administrative Agent shall have received the documentation and other information as required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. PATRIOT Act.

(p)Pro Forma Compliance. The Loan Parties shall be in pro forma compliance with the financial covenants set forth in Sections 9.1 and 9.2.

7.2.    Conditions to Each Extension of Credit. Except as otherwise set forth in Sections 2.4, 2.5, 3.4 and 5.21 herein, the agreement of each Lender to make any extension of credit requested to be made by it hereunder on any date (including, without limitation, its initial extension of credit) is subject to the satisfaction of the following conditions precedent:

(a)Representations and Warranties. Each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents shall be true and correct in all material respects on and as of such date as if made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date, provided, that, to the extent any such representation and warranty is already qualified by materiality or by reference to material adverse effect, such representation shall be true and correct in all respects.

(b)No Default. No Default or Event of Default shall have occurred and be continuing on such date or after giving effect to the extensions of credit requested to be made on such date.

Each borrowing by, and issuance of a Letter of Credit on behalf of, the Borrower hereunder shall constitute a representation and warranty by Parent, Holdings and the Borrower as of the date of such extension of credit that the conditions contained in this Section 7.2 have been satisfied or waived.
SECTION 8. AFFIRMATIVE COVENANTS

Parent, Holdings and the Borrower hereby jointly and severally agree that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding (unless such Letter of Credit has been cash collateralized in full or a backstop letter of credit reasonably acceptable to the applicable Issuing Lender is in place) or any Loan or other Obligation (other than obligations under Specified Hedge Agreements and Specified Cash Management Agreements and contingent indemnification obligations not then due and payable) is owing to any Lender or any Agent hereunder, each of Parent, Holdings and the Borrower shall and shall cause each of their respective Subsidiaries to:
8.1.    Financial Statements and Other Information. Deliver to the Administrative Agent for prompt distribution to each of the Lenders:

(a)within 90 days after the end of each fiscal year of Parent, consolidated statements of operations, shareholders’ equity and cash flows of Parent and its Subsidiaries for such fiscal year and the related consolidated balance sheets of Parent and its Subsidiaries as at the end of such fiscal year, setting forth in each case in comparative form the corresponding consolidated figures for the preceding fiscal year, accompanied by an opinion thereon of independent certified public accountants of recognized national standing, which opinion shall state that such consolidated financial statements present fairly in all material respects the consolidated financial position and results of operations of Parent and its Subsidiaries as at the end of, and for, such fiscal year in conformity with GAAP (it being agreed that such financial statements will be accompanied by a reconciliation statement to the operations of Borrower and its Subsidiaries) without a “going concern” or like qualification arising out of the scope of the audit (except relating to the financial statements for the fiscal year ending immediately prior to the stated termination date or maturity date of the relevant Facility, in each case to the extent solely related to such termination date or maturity date) or any other exception or qualification arising out of the scope of the audit (except relating solely to changes in accounting principles or practices reflecting changes in GAAP);

(b)[reserved];

(c)within 90 days after the end of each fiscal year of each of Texas Flags, Ltd. and Six Flags Over Georgia II, L.P., consolidated statements of operations, partners’ equity and cash flows of each of Texas Flags, Ltd. and Six Flags Over Georgia II, L.P. and its Subsidiaries for such fiscal year and the related consolidated balance sheets of each of Texas Flags, Ltd. and Six Flags Over Georgia II, L.P. and its Subsidiaries as at the end of such fiscal year, setting forth in each case in comparative form the corresponding consolidated figures for the preceding fiscal year, accompanied by an opinion thereon of independent certified public accountants of recognized national standing, which opinion shall state that such consolidated financial statements present fairly in all material respects the consolidated financial position and results of operations of each of Texas Flags, Ltd. and Six Flags Over Georgia II, L.P. and its Subsidiaries as at the end of, and for, such fiscal year in conformity with GAAP;

(d)within 45 days after the end of each of the first three quarterly fiscal periods of each fiscal year of Parent, interim condensed consolidated statements of operations, shareholders’ equity and cash flows of Parent and its Subsidiaries for such period and for the period from the beginning of the respective fiscal year to the end of such period, and the related consolidated balance sheets of Parent and its Subsidiaries, as at the end of such period, setting forth in each case in comparative form the corresponding consolidated figures for the corresponding periods in the preceding fiscal year (except that, in the case of balance sheets, such comparison shall be to the last day of the prior fiscal year), accompanied by a reconciliation statement to the operations of Borrower and its Subsidiaries and a certificate of a Responsible Officer of Parent, which certificate shall state that such consolidated financial statements present fairly in all material respects the interim condensed consolidated financial condition and results of operations of Parent and its Subsidiaries, in each case in accordance with GAAP, consistently applied except as set forth therein, as at the end of, and for, such period (subject to normal year-end audit adjustments and absence of footnotes);

(e)if any Unrestricted Entities are consolidated in the consolidated financial statements referenced in Section 8.1(a) or Section 8.1(d), simultaneously with the delivery of each set of consolidated financial statements referred to in such sections, the related consolidating financial statements reflecting the adjustments necessary to eliminate the accounts of any Unrestricted Entities (if any) from such consolidated financial statements;

(f)concurrently with any delivery of financial statements under clause (a) or (d) of this Section 8.1, a certificate of a Responsible Officer of Parent, (i) to the effect that no Default or Event of Default has occurred and is continuing (or, if any Default or Event of Default has occurred and is continuing, describing the same in reasonable detail and describing the action being taken or proposed to be taken with respect thereto), (ii) setting forth in reasonable detail the computations necessary to determine whether the Loan Parties were in compliance with Sections 9.1, 9.2, and 9.7 as of the end of the respective quarterly fiscal period or fiscal year, as applicable, (iii) setting forth the Restricted Payments made pursuant to Section 9.6(c)(i), (ii) and (iii), Section 9.6(e), Section 9.6(h), Section 9.6(l), Section 9.6(n), Section 9.6(p), Section 9.6(q) and Section 9.6(r), Investments made pursuant to Section 9.8(g) and Section 9.8(v)(i), (ii) and (iii), and prepayments made pursuant to Section 9.9(f) during the applicable quarterly fiscal period or fiscal year and including a description of such Restricted Payment, Investment or prepayment by category and (iv) for any such certificate delivered with the financial statements under clause (a) of this Section 8.1, setting forth Excess Cash Flow for the last ended fiscal year, and the Available Amount and the Parent Available Amount as of the date of such certificate, in each case with calculations in reasonable detail;

(g)no later than 75 days after the end of each fiscal year of Parent, a detailed consolidated budget for the following fiscal year;

(h)within 45 days after the end of each of the first three fiscal quarters of Parent and within 90 days after each fiscal year of Parent, a narrative discussion and analysis of the financial condition and results of operations of Parent and its Subsidiaries for such fiscal period and, if applicable, for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, as compared to the comparable periods of the previous year;

(i)promptly upon their becoming publicly available, copies of all registration statements and regular periodic reports, if any, that Parent, Holdings or the Borrower shall have filed with the Securities and Exchange Commission (or any governmental agency substituted therefor) or any national securities exchange (other than amendments to any registration statement (to the extent such registration statement, in the form it became effective, is delivered), exhibits to any registration statement and, if applicable, any registration statement on Form S-8);

(j)from time to time such other information regarding the financial condition, operations or business of Parent or any of its Subsidiaries (including, without limitation, any Plan to which Parent or the Subsidiaries are obligated to contribute and any material reports or other information required to be filed by Parent or the Subsidiaries under ERISA), as any Lender (through the Administrative Agent) or the Administrative Agent may reasonably request; provided however that in no event shall the requirements of this Section 8.1(j) require Parent, Holdings, Borrower or any Subsidiary to provide any document or information (A) that constitutes non-financial trade secrets or non-financial proprietary information, (B) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by law or any binding agreement (if entered into in good faith without the intent of limiting this Section 8.1(j)), (C) that is subject to attorney-client privilege or (D) to the extent such information is not reasonably available; and

(k)concurrently with any delivery of a Compliance Certificate pursuant to Section 8.1(f), if such date is also an Available Amount Reduction Trigger Date, the Borrower shall furnish to the Administrative Agent information necessary to show the calculations referred to in the final paragraph of the definition of “Available Amount”.

Notwithstanding the foregoing, the obligations in paragraphs (a), (d) and (h) of this Section 8.1 may be satisfied with respect to financial information of Parent and its Subsidiaries by furnishing Parent’s Form 10-K or 10-Q, as applicable, to the extent filed with the SEC.
Documents required to be delivered pursuant to Section 8.1 may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which Parent posts such documents, or provides a link thereto on Parent’s website on the Internet; or (ii) on which such documents are posted on Parent’s or the Borrower’s behalf on a Platform; provided that (i) upon written request by the Administrative Agent, Parent or the Borrower shall deliver paper copies of such documents to the Administrative Agent for further distribution to each Lender until a written request to cease delivering paper copies is given by the Administrative Agent and (ii) Parent or the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance the Borrower shall be required to provide paper copies (including via PDF) of the Compliance Certificates required by Section 8.1(f) to the Administrative Agent. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.
8.2.    Notices of Material Events. Furnish the following to the Administrative Agent in writing:

(a)promptly after any Responsible Officer of Parent, Holdings or the Borrower has actual knowledge of any Default or Event of Default has occurred, notice of such Default or Event of Default;

(b)as soon as any Responsible Officer of Parent, Holdings or the Borrower has actual knowledge of the occurrence thereof, prompt notice of all legal or arbitral proceedings, and of all proceedings by or before any governmental or regulatory authority or agency, and of any material development in respect of such legal or other proceedings, against Parent or any of its Subsidiaries that, could reasonably be expected to be adversely determined, and if so determined, could reasonably be expected to result in aggregate liabilities or damages in excess of $50,000,000 over available insurance or indemnification by creditworthy third parties that have not denied such insurance or indemnification;

(c)(i) as soon as possible after any Responsible Officer of Parent, Holdings or the Borrower has actual knowledge that any ERISA Event has occurred or exists, notice of the occurrence of such ERISA Event (and as soon as practicable thereafter, a copy of any report or notice required to be filed with or given to the PBGC by Parent, Holdings or an ERISA Affiliate with respect to such ERISA Event), if such ERISA Event could reasonably be expected to result in aggregate liabilities in excess of $50,000,000 and (ii) if requested by the Administrative Agent, promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that Parent, Holdings or any ERISA Affiliate has requested with respect to any Multiemployer Plan; provided, that if Parent, Holdings or any of the ERISA Affiliates have not requested such documents or notices from the administer or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Administrative Agent, Parent, Holdings and/or the ERISA Affiliates shall promptly make a request for such documents or notices from such administrator or sponsor and Parent shall provide copies of such documents and notices to the Administrative Agent promptly after receipt thereof and further provided that the rights granted to the Administrative Agent in this Section 8.2(c)(ii) shall be exercised not more than once during a 12-month period;

(d)reasonably promptly after a Responsible Officer of Parent, Holdings or the Borrower has actual knowledge of the assertion thereof, notice of any Environmental Claim by any Person against, or with respect to the activities of, Parent or any of its Subsidiaries and notice of any alleged violation of, or non-compliance with, any Environmental Laws or any Environmental Permits other than any Environmental Claim or alleged violation or non-compliance that, could reasonably be expected to be adversely determine and if so determined could not (either individually or in the aggregate) reasonably be expected to result in a Material Adverse Effect (after giving effect to available insurance or indemnification by creditworthy third parties); and

(e)prompt notice after a Responsible Officer of Parent, Holdings or the Borrower has actual knowledge of any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section 8.2 shall be accompanied by a statement of a Responsible Officer of Parent or the Borrower setting forth in reasonable detail the facts and circumstances of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.
8.3.    Existence, Inspection of Books and Records, Etc.
(a)(i) Preserve, renew and maintain in full force and effect its legal existence under the laws of the jurisdiction of its organization (other than with respect to Inactive Subsidiaries or Immaterial Subsidiaries) and (ii) take all reasonable action to maintain all rights, privileges (including its good standing), permits, licenses and franchises reasonably necessary in the normal conduct of its business, except (A) in the case of clause (ii) above, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect or (B) in the case of clause (i) or (ii) above, pursuant to a transaction permitted by Section 9.5;

(b)pay and discharge all Taxes imposed on it or on its income or profits or on any of its Property prior to the date on which penalties attach thereto, except for any such obligation, Tax, assessment, charge or levy (i) the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained to the extent required by GAAP; provided that, with respect to Taxes assessed against Real Properties, such Taxes can be contested without payment under applicable law or (ii) where the failure to pay or discharge such obligation, Tax, assessment, charge or levy would not reasonably be expected to result in a Material Adverse Effect;

(c)maintain and preserve all of its Properties material to the conduct of the Business of Parent,
Holdings and its Subsidiaries (taken as a whole) in good working order and condition (ordinary wear and tear, casualty and condemnation excepted), except for failures that could not reasonably be expected to result in a Material Adverse Effect;

(d)keep adequate records and books of account, in which complete entries in all material respects will be made in accordance with GAAP (it being understood and agreed that certain Foreign Subsidiaries maintain records and books of account in conformity with generally accepted accounting principles in their respective countries of organization and that such maintenance shall not constitute a breach of the representations, warranties or covenants hereunder); and

(e)permit representatives of any Lender or the Administrative Agent, upon reasonable advance notice and during normal business hours, to examine, copy and make extracts from its books and records, to visit and inspect any of its Properties, and to discuss its business, finances, condition and affairs with its officers and independent accountants and the park presidents of its Parks, all to the extent reasonably requested by such Lender or the Administrative Agent (as the case may be); provided that (i) Borrower shall only bear the expenses of the Administrative Agent in respect of the foregoing (x) not more than once per fiscal year in the absence of any continuing Event of Default and (y) during the continuance of an Event of Default, and (ii) excluding any such visits and inspections during the continuance of an Event of Default, only the Administrative Agent on behalf of the Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 8.3(e). The Administrative Agent and the Lenders shall give Parent the opportunity to participate in any discussions with Parent’s independent public accountants. Notwithstanding anything to the contrary in this Section 8.3(e), none of Parent or any Subsidiary will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of (x) any document, information or other matter that (i) constitutes non-financial trade secrets or non-financial proprietary information or (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by law or any binding agreement (if entered into in good faith without the intent of limiting this Section 8.3(e)), (y) that is subject to attorney-client privilege or (z) such information is not reasonably available.

8.4.    Insurance. Maintain with financially sound and reputable insurance companies, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated Persons engaged in the same or similar businesses as Holdings and its Subsidiaries) as are customarily carried under similar circumstances by such other Persons. With respect to each Mortgaged Property, obtain flood insurance in such total amount as is required by Requirements of Law, if at any time the area in which any improvements located on any Mortgaged Property is designated a Flood Zone, and otherwise comply with the Flood Program.

8.5.    Compliance with Contractual Obligations and Requirements of Law. Comply with Contractual Obligations and Requirements of Laws, unless failure to comply with such Contractual Obligations or Requirements of Law could not (either individually or in the aggregate) reasonably be expected to have a Material Adverse Effect. The Parent will maintain in effect and enforce policies and procedures designed to facilitate compliance in all material respects by the Parent, Holdings, Borrower, their Subsidiaries and their respective directors and officers with Anti-Corruption Laws and applicable Sanctions.

8.6.    Additional Collateral, Etc. (a) With respect to any personal Property acquired after the Closing Date by Parent, Holdings, the Borrower or any Loan Party (other than (w) any personal Property described in paragraph (c) of this Section, (x) any Property subject to a Lien permitted by Sections 9.4(b), (h), (i), (l), and (v), (y) or (z), any Property (including Capital Stock) acquired by an Excluded Subsidiary (in each case only if such acquisitions do not result in such Excluded Subsidiary no longer being an Excluded Subsidiary), or that is otherwise excluded from the definition of Collateral pursuant to the first proviso therein, and (z) any Property acquired after the date hereof to the extent that the creation of a security interest therein would be prohibited by a Requirement of Law or a Contractual Obligation binding on Parent, Holdings, the Borrower or any Subsidiary that is the owner of such Property (including pursuant to the Partnership Parks Agreements), provided that such Contractual Obligation existed at the time such Property was acquired and was not entered into in anticipation of such acquisition) as to which the Administrative Agent, for the benefit of the Lenders, does not have a perfected Lien, promptly, and in any event on or prior to the date that is 60 days after such acquisition (or such longer period as the Administrative Agent may agree in its reasonable discretion) (i) execute and deliver to the Administrative Agent such amendments to the Guarantee and Collateral Agreement or such other documents as and to the extent required by the Guarantee and Collateral Agreement or as the Administrative Agent reasonably deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a security interest in such Property and (ii) take all actions necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest in such Property (subject to Permitted Liens), including without limitation, the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Guarantee and Collateral Agreement as may be reasonably requested by the Administrative Agent. Notwithstanding the foregoing, any Loan Party creating or acquiring Intellectual Property shall be required to take the actions required under the Guarantee and Collateral Agreement in respect of notifications to the Administrative Agent and filings in connection with such Intellectual Property.

(b)    With respect to any fee interest in any Real Property or leasehold interest in any Park, in each case having a value (together with improvements thereof) of at least $10,000,000, acquired after the Closing Date by any Loan Party (other than Properties subject to the Great Escape Agreements, Properties subject to the Partnership Parks Agreements or Properties subject to a Lien permitted by Sections 9.4(h), (i), (l) or (v)), promptly, and in any event on or prior to the date that is 60 days after such acquisition (or such longer period as the Administrative Agent may agree in its reasonable discretion) (i) execute and deliver a first priority Mortgage (subject to Permitted Liens) in favor of the Administrative Agent, for the benefit of the Lenders, covering such Real Property, in form for recording or filing in the recording or filing office of the applicable governmental subdivision where such Mortgaged Property is situated, together with evidence that all filing, documentary, stamp, intangible and mortgage recording taxes, fees, charges, costs and expenses have been paid by Borrower, (ii) if reasonably requested by the Administrative Agent, provide the Administrative Agent with (x) a mortgagee title and extended coverage insurance policy insuring the first priority Lien of the Mortgage upon such Real Property in an amount equal to the fair market value of such Real Property (or such other amount as shall be reasonably acceptable to the Administrative Agent), together with (a) such endorsements as the Administrative Agent shall reasonably request (including, without limitation, a tie-in or cluster endorsement if available) and (b) evidence that all premiums in respect of such policy and all related expenses have been paid by Borrower, as well as a current or updated ALTA survey thereof, certified to the Administrative Agent and the applicable title insurance company and (y) any consents or estoppels reasonably deemed necessary or advisable by the Administrative Agent in connection with such Mortgage, each of the foregoing in form and substance reasonably satisfactory to the Administrative Agent (provided, that the Loan Parties shall only be required to deliver a Mortgage with respect to any ground leasehold interests upon receipt of any required Landlord consent to such leasehold Mortgage after using commercially reasonable efforts for a period of 90 days after the acquisition thereof to obtain such consent and to use commercially reasonable good faith efforts to obtain all such consents and estoppels), (iii) if reasonably requested by the Administrative Agent, deliver to the Administrative Agent legal opinions addressed to the Administrative Agent for the benefit of the Lenders relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent, (iv) deliver Flood Certificates with respect to any improved Mortgaged Property and evidence of flood insurance to the extent required by Schedule 8.10 and (v) otherwise take such actions and execute and/or deliver to the Administrative Agent such documents, agreements or instruments as the Administrative Agent shall reasonably require to confirm the validity, perfection and priority of the Liens of any such Mortgage (including, without limitation, the other documents, instruments, affidavits and certificates described in Section 7.1 (m) in respect of such Mortgages and any financial data or indemnification instruments required by the title insurance company in connection with issuing a mortgagee title and extended coverage insurance policy as described above).

(c)With respect to any new Wholly Owned Subsidiary (other than an Excluded Subsidiary) created or acquired after the Closing Date (which, for the purposes of this paragraph, shall include any existing Wholly Owned Subsidiary that ceases to be an Excluded Subsidiary), by Parent or any of its Wholly Owned Subsidiaries, promptly, and in any event on or prior to 60 days after such creation or acquisition (or such longer period as the Administrative Agent may agree in its reasonable discretion) (i) execute and deliver to the Administrative Agent such amendments to the Guarantee and Collateral Agreement as and to the extent required by the Guarantee and Collateral Agreement as the Administrative Agent deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest (subject to Permitted Liens) in the Capital Stock of such new Wholly Owned Subsidiary (subject to clause (e) below) that is owned by any Loan Party, (ii) deliver to the Administrative Agent the certificates representing such Capital Stock, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the relevant Loan Party and (iii) with respect to any such new Wholly Owned Subsidiary (other than any Excluded Subsidiary), cause such new Wholly Owned Subsidiary (A) to become a party to the Guarantee and Collateral Agreement and (B) to take such actions necessary or advisable to grant to the Administrative Agent for the benefit of the Lenders a perfected first priority security interest (subject to Permitted Liens) in the Collateral described in the Guarantee and Collateral Agreement with respect to such new Wholly Owned Subsidiary, including, without limitation, the filing of Uniform Commercial Code financing statements, the filing of Intellectual Property security agreements for registered or issued United States Intellectual Property, the execution of control agreements and the execution of counterparts to the Subordinated Intercompany Note, in each case as may be required by the Guarantee and Collateral Agreement and as may be reasonably requested by the Administrative Agent and (iv) if reasonably requested by the Administrative Agent, deliver to the Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent.

(d)With respect to any Wholly Owned Subsidiary (other than an Excluded Subsidiary) or Partnership Parks Entity that ceases to be contractually prohibited (and, in the case of any Partnership Parks Entity, ceases to be subject to any Requirement of Law (including any fiduciary or similar limitation applicable to the directors or managers thereof) effectively prohibiting it) from becoming a Subsidiary Guarantor or executing the Guarantee and Collateral Agreement or from having all or any portion of its Capital Stock from being pledged under the Guarantee and Collateral Agreement, promptly, and in any event on or prior to the date that is 60 days after such Wholly Owned Subsidiary or Partnership Parks Entity ceases to be prohibited from being a Subsidiary Guarantor (or such longer period as the Administrative Agent may agree in its reasonable discretion) (i) execute and deliver, or cause to be executed and delivered, to the Administrative Agent such amendments to the Guarantee and Collateral Agreement as the Administrative Agent deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest (subject to Permitted Liens) in the Capital Stock of such Person that is owned by Parent or any of its Wholly Owned Subsidiaries (other than an Excluded Subsidiary), (ii) deliver to the Administrative Agent the certificates representing such Capital Stock (subject to clause (e) below), together with undated stock powers, in blank, executed and delivered by a duly authorized officer of Parent or such Wholly Owned Subsidiary, as the case may be, and (iii) if applicable, cause such Person (other than an Excluded Subsidiary) (A) to become a party to the Guarantee and Collateral Agreement and (B) to take such actions necessary or advisable to grant to the Administrative Agent for the benefit of the Lenders a perfected first priority security interest (subject to Permitted Liens) in the Collateral described in the Guarantee and Collateral Agreement with respect to such new Wholly Owned Subsidiary, including, without limitation, the filing of Uniform Commercial Code financing statements, the filing of Intellectual Property security agreements for registered or issued United States Intellectual Property, the execution of control agreements and the execution of counterparts to the Subordinated Intercompany Note, in each case as may be required by the Guarantee and Collateral Agreement and as may be reasonably requested by the Administrative Agent, and (iv) if reasonably requested by the Administrative Agent, deliver to the Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent.

(e)With respect to any new Excluded Foreign Subsidiary created or acquired after the Closing Date by any Loan Party, promptly, and in any event on or prior to the date that is 60 days after such creation or acquisition (or such longer period as the Administrative Agent may agree in its reasonable discretion) (i) execute and deliver to the Administrative Agent such amendments to the Guarantee and Collateral Agreement or such other documents as the Administrative Agent deems necessary or advisable in order to grant to the Administrative Agent, for the benefit of the Lenders, a perfected first priority security interest (subject to Permitted Liens) in the Capital Stock of such new Excluded Foreign Subsidiary that is owned by such Loan Party, provided that in no event shall more than 65% of any Foreign Subsidiary Voting Stock be required to be so pledged and, provided further, for the avoidance of doubt, that 100% of the total non-voting stock of any such Excluded Foreign Subsidiary shall be required to be so pledged, (ii) deliver to the Administrative Agent the certificates representing such Capital Stock, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the relevant Loan Party, and to the extent required hereunder or under the Guarantee and Collateral Agreement, take such other action as may be necessary or, in the opinion of the Administrative Agent, desirable to perfect the Lien of the Administrative Agent thereon, and (iii) if reasonably requested by the Administrative Agent, deliver to the Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent. Notwithstanding the foregoing, no actions in any non-U.S. jurisdiction or required by the laws of any non-U.S. jurisdiction shall be required in order to create any security interests in assets located or titled outside of the U.S. or to perfect such security interests (it being understood that there shall be no security agreements or pledge agreements governed under the laws of any non-U.S. jurisdiction).

(f)Notwithstanding the provisions of this Section, (i) Parent shall not be required to create, or to cause its Wholly Owned Subsidiaries to create, a security interest in the Capital Stock of any Excluded Subsidiary (other than any Excluded Foreign Subsidiary, which shall be subject to the preceding clause (e)), (ii) the Partnership Parks Entities and their Property subject to the Partnership Parks Agreements, and the Capital Stock of GP Holdings, Inc. owned by Parent, and the Great Escape Agreements shall be expressly excluded from, and shall not be subject to, any provisions of this Section 8.6 so long as the creation of a security interest under, or the execution of, the Guarantee and Collateral Agreement is prohibited by a Contractual Obligation binding on the Partnership Parks Entities as in effect on the date hereof (subject to the proviso at the end of this clause (ii)) or, with respect to the Capital Stock of GP Holdings, Inc. owned by Parent, is prohibited by the Partnership Parks Agreements as in effect on the date hereof (subject to the proviso at the end of this clause (ii)); provided that Parent and its Subsidiaries may, subject to Section 9.14(b), enter into amendments, restatements, supplements or other modifications to the Partnership Parks Agreements and replacement agreements having a substantially similar purpose to the Partnership Parks Agreements so long as, in each case, there is no adverse effect on the Lien purported to be created by the Security Documents in the assets of (x) Parent (other than with respect to the Capital Stock of GP Holdings, Inc.) and (y) Holdings, Borrower or any of their Subsidiaries and (iii) the Administrative Agent may, in its discretion, elect not to take a security interest or require any title insurance or similar item with respect to those assets as to which the Administrative Agent determines that the cost of obtaining such Lien is excessive in relation to the benefit to the Lenders of the security afforded thereby (with such election, if any, being advised to the Borrower in writing).

(g)If, at any time, a Subsidiary Guarantor becomes an Excluded Subsidiary, the Administrative Agent shall, upon the written request of the Borrower, release such Subsidiary from the Guarantee and Collateral Agreement and any other Security Documents to which such Subsidiary is a party and, in the case of an Excluded Foreign Subsidiary, to the extent such Subsidiary’s Capital Stock was pledged as Collateral, so much of such pledge as exceeds 65% of Foreign Subsidiary Voting Stock shall be released (provided that for the avoidance of doubt, 100% of the non-voting stock of such Subsidiary shall remain or become pledged) and any certificates in respect of the released portion thereof shall be returned to the applicable Loan Party reasonably promptly following such written request to the Administrative Agent.

8.7.    Further Assurances. From time to time execute and deliver, or cause to be executed and delivered, such additional instruments, certificates, opinions or documents, and take all such actions, as the Administrative Agent may reasonably request for the purposes of implementing or effectuating the provisions of this Agreement and the other Loan Documents, or of more fully perfecting or renewing the rights of the Administrative Agent and the Lenders with respect to the Collateral (or with respect to any additions thereto or replacements or proceeds thereof or with respect to any other Property or assets hereafter acquired by Parent or any Subsidiary which may be deemed to be part of the Collateral) pursuant hereto or thereto. If the Administrative Agent or the Required Lenders determine that they are required by any Requirement of Law to have appraisals prepared in respect of any Mortgaged Property, Borrower shall provide to the Administrative Agent appraisals that satisfy the applicable requirements of the Real Estate Appraisal Reform Amendments of FIRREA and are otherwise in form and substance reasonably satisfactory to the Administrative Agent.

8.8.    Environmental Laws. Except to the extent that, in the aggregate, the failure to do so could not reasonably be expected to have a Material Adverse Effect: (a) comply with, and take reasonable steps to use commercially reasonable efforts to ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply with and maintain, and take reasonable steps to use commercially reasonable efforts to ensure compliance by all tenants and subtenants, if any, with, and obtain and comply with and maintain, any and all Environmental Permits, and (b) conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions in each case to the extent required under Environmental Laws and promptly comply with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws.

8.9.    Ratings by S&P and Moody’s. Use commercially reasonable efforts (a) to maintain a public corporate credit rating and a public facility rating (or the equivalents thereof) in respect of the Facilities by S&P and Moody’s until the Tranche B Maturity Date and (b) to assure that each such rating is updated or confirmed at least once per year so long as S&P and Moody’s are providing such yearly updates and confirmations in the ordinary course.

8.10.    Post-Closing Covenants. Each of the Loan Parties shall satisfy the requirements set forth on Schedule 8.10 on or before the date specified for such requirement or such later date as may be determined by the Administrative Agent (or as may be extended by the Administrative Agent in its sole discretion).

SECTION 9. NEGATIVE COVENANTS

Parent, Holdings and the Borrower hereby jointly and severally agree that, so long as the Commitments remain in effect, any Letter of Credit remains outstanding (unless such Letter of Credit has been cash collateralized in full or a backstop letter of credit reasonably acceptable to the applicable Issuing Lender is in place) or any Loan or other Obligation (other than obligations under Specified Hedge Agreements and Specified Cash Management Agreements a contingent indemnification obligation not then due and payable) is owing to any Lender or any Agent hereunder, Parent, Holdings and the Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly:
9.1.    Senior Secured Leverage Ratio. Permit the Senior Secured Leverage Ratio as at the last day of any Measurement Period of the Borrower to exceed the ratio set forth opposite the applicable date:

Date	Senior Secured Leverage Ratio
From and including the Measurement Period ending on or about September 30, 2015 to and including the Measurement Period ending on or about December 31, 2016	4.00 to 1.00
From and including the Measurement Period ending on or about March 31, 2017 to and including the Measurement Period ending on or about June 30, 2018	3.75 to 1.00
The Measurement Period ending on or about September 30, 2018 and thereafter	3.50 to 1.00

9.2.    Consolidated Interest Coverage Ratio. Permit the Consolidated Interest Coverage Ratio as at the last day of any Measurement Period of the Borrower (beginning with the Measurement Period ending September 30, 2015) to be less than 2.25 to 1.00; provided that for the purpose of determining Consolidated Interest Coverage Ratio, Consolidated Cash Interest Expense for March 31, 2015, December 31, 2014 and September 30, 2014 shall be deemed to equal $17,089,000, $16,812,000 and $16,980,000, respectively.

9.3.    Indebtedness. Create, incur or suffer to exist any Indebtedness except:

(a)Indebtedness of any Loan Party pursuant to any Loan Document or pursuant to the Refinancing Term Loans, any Replacement Revolving Facility or the Refinancing Notes;

(b)Indebtedness of any Person outstanding on the date hereof and listed on Schedule 9.3(b), as the same may be modified or amended from time to time (subject to Section 9.14(b)), and any Indebtedness of such Person incurred to refinance, refund, replace or renew any such outstanding Indebtedness, provided that the principal amount (or accreted value, if applicable) of such refinancing, refunding, replacement or renewal of Indebtedness (or such Indebtedness as amended or modified) does not exceed the principal amount of the Indebtedness (or accreted value, if applicable) being so amended, modified, refinanced, refunded, replaced or renewed plus all interest capitalized in connection therewith, plus the Refinancing Expenses;

(c)Indebtedness of the Borrower in the form of notes issued pursuant to an indenture, note purchase agreement or other agreement, in lieu of the Incremental Term Loans pursuant to Section 2.4 and/or the increase in Revolving Credit Commitments pursuant to Section 3.3, in an amount not in excess of the Incremental Amount; provided that each of the following conditions is satisfied: (i) no Event of Default shall exist after giving effect to such Indebtedness on the date it is incurred (except, in the case of the incurrence or provision of any such Indebtedness in connection with a Permitted Acquisition or other Investment permitted by the terms of this Agreement, no Event of Default at the time of the relevant acquisition agreement was entered into shall be the standard), (ii) such Indebtedness shall not mature, shall not have any scheduled amortization or payments of principal, and shall not be subject to mandatory redemption, repurchase, prepayment or sinking fund obligations (except customary asset sale or change of control provisions and AHYDO payments), in each case prior to the Term Loans under any then outstanding Facility (and if such Indebtedness is secured on a junior lien basis, not secured or is subordinated to any of the Facilities in right of payment, such Indebtedness shall not mature, shall not have any scheduled amortization or payments of principal, and shall not be subject to mandatory redemption, repurchase, prepayment or sinking fund obligations (except customary asset sale or change of control provisions and AHYDO payments), in each case earlier than 180 days after the Latest Maturity Date), (iii) on a Pro Forma Basis after giving effect to the incurrence of Indebtedness and the use of proceeds thereof, the Borrower is in compliance with the covenants set forth in Section 9.1 and Section 9.2 as of the latest Measurement Period, (iv) such Indebtedness does not contain any financial maintenance covenants in any way more restrictive than those set forth in this Agreement (except for covenants applicable only to periods after the Latest Maturity Date at the time of such issuance or incurrence of such Indebtedness), unless such financial maintenance covenant (or such material modification thereto) is also added for the benefit of any corresponding Loans remaining outstanding after the issuance or incurrence of such Indebtedness, (v) all other terms of such Indebtedness reflect market terms (taken as a whole) at the time of issuance and, other than in respect of original issue discount, optional prepayment or redemption terms, premiums, fees and interest rates (and subject to clause (ii) above, maturity and amortization), shall not be materially more favorable taken as a whole to, the lenders providing such Indebtedness than those applicable to the Term Loans of each then outstanding Facility, (vi) if secured, such Indebtedness is not secured by liens on the assets of Parent or any of its Subsidiaries, other than assets constituting Collateral, (vii) no Subsidiary is a guarantor with respect to such Indebtedness unless such Subsidiary is a Subsidiary Guarantor which is guaranteeing (or substantially concurrently with the issuance of such Indebtedness hereunder will guarantee) the Obligations, and any Unrestricted Entity is an unrestricted entity (or substantive equivalent) under such Indebtedness and (viii) (1) if secured on a pari passu basis with the other Obligations, all collateral therefor shall be secured by the Security Documents and the Loan Parties and the Administrative Agent shall have entered into such amendments to the Security Documents as may be reasonably requested by the Administrative Agent (which shall not require any consent from any Lender) to provide such Indebtedness with the benefit of the applicable Security Documents on a pari passu basis with the other Obligations, the Borrower shall have delivered such other documents, certificates and opinions of counsel (including the Pari Passu Intercreditor Agreement) in connection therewith as may be reasonably requested by the Administrative Agent and the trustee, agent, or collateral trustee for such Indebtedness shall have executed the Pari Passu Intercreditor Agreement if reasonably requested by the Administrative Agent and (2) if secured on a junior lien basis with the other Obligations, all collateral therefor shall be secured by collateral documentation that is substantially similar to the Security Documents (with such differences as are reasonably satisfactory to the Administrative Agent), the Borrower shall have delivered such other documents, certificates and opinions of counsel (including the Junior Lien Intercreditor Agreement) in connection therewith as may be reasonably requested by the Administrative Agent and the trustee, agent, or collateral trustee for such Indebtedness shall have executed the Junior Lien Intercreditor Agreement if reasonably requested by the Administrative Agent;

(d)(i) Indebtedness of any Loan Party to (A) any other Loan Party or (B) any Subsidiary of Parent (other than a Partnership Parks Entity) which is not a Loan Party and (ii) Guarantees by any Loan Party of obligations of any other Loan Party; provided that any intercompany Indebtedness incurred pursuant to clause (i)(A) above shall be evidenced by an intercompany note which shall be pledged to the Administrative Agent as, and to the extent required by, the Guarantee and Collateral Agreement substantially in the form of the Intercompany Subordinated Note or in such other form as may be reasonably satisfactory to the Administrative Agent; provided, further that any advance or loan made in respect of Indebtedness of Parent to Holdings, Borrower or any Subsidiary of Borrower, or in respect of Indebtedness of Holdings to Borrower or any Subsidiary of Borrower, shall be deemed to be a Restricted Payment for purposes of Section 9.6 and shall be permitted to the extent such Restricted Payment would have been permitted in compliance with Section 9.6;

(e)Indebtedness of any Non-Guarantor Subsidiary (other than the Partnership Parks Entities) to Parent or to any other Subsidiary of Parent, and Guarantees by Parent or any Subsidiary of Parent (other than the Partnership Parks Entities) of Indebtedness of any such Non-Guarantor Subsidiary, in an aggregate amount outstanding for all such Indebtedness and Guarantees (without duplication), not exceeding $75,000,000 at any one time outstanding;

(f)(i)Indebtedness of any Non-Guarantor Subsidiary (other than a Partnership Park Entity) to any other Non-Guarantor Subsidiary (other than a Partnership Park Entity), and Guarantees by any Non-Guarantor Subsidiary (other than a Partnership Park Entity) of obligations of any other Non-Guarantor Subsidiary (other than a Partnership Park Entity) and (ii) Indebtedness of any Partnership Park Entity to any other Partnership Park Entity, and Guarantees by any Partnership Park Entity of obligations of any other Partnership Park Entity;

(g)(i) Indebtedness consisting of Purchase Money Indebtedness (including, for the avoidance of doubt, Indebtedness financing Investments permitted under Section 9.8 in connection with Permitted Acquisitions and sale leaseback permitted by Section 9.5(d)) and Capital Lease Obligations incurred after the date hereof in an aggregate principal amount not in excess of the greater of (x) $150,000,000 and (y) 6.0% of the consolidated total assets of Parent and its Subsidiaries at any one time outstanding and (ii) any Indebtedness incurred to refinance, refund, replace or renew the Indebtedness described in the foregoing clause (i), provided that the principal amount (or accreted value, if applicable) of such refinancing, refunding, replacement or renewal of Indebtedness does not exceed the principal amount of the Indebtedness (or accreted value, if applicable) being so refinanced, refunded, replaced or renewed plus all interest capitalized in connection therewith and the Refinancing Expenses;

(h)(i) Indebtedness of any Person outstanding on the date on which such Person becomes a Subsidiary of the Borrower (including pursuant to the redesignation of an Unrestricted Entity) or is merged into or consolidated with or into the Borrower or any of its Subsidiaries in an aggregate principal amount not in excess of the greater of (x) $150,000,000 and (y) 6.0% of consolidated total assets of Parent and its Subsidiaries at any one time outstanding; provided, that (A) such Indebtedness was not created in connection with, or in anticipation of, such acquisition and (B) the amount of such Indebtedness is not increased thereafter unless solely as a result of capitalization of interest or otherwise incurred under another subsection of this Section 9.3 substantially contemporaneously with such merger or consolidation, and (ii) any Indebtedness incurred to refinance the Indebtedness described in the foregoing clause (i), provided that the principal amount (or accreted value, if applicable) of such refinancing Indebtedness does not exceed the principal amount of the Indebtedness being so refinanced plus capitalized interest and any Refinancing Expenses associated therewith;

(i)unsecured Indebtedness of Parent with respect to the Senior Notes and Guarantees by Holdings, Borrower and any Subsidiary Guarantor of such Indebtedness, and any unsecured Indebtedness incurred to refinance, refund, replace or renew any such outstanding Indebtedness; provided that, with respect to any such refinancing, refunding, replacement or renewal of such unsecured Indebtedness or any amendment or modification of such unsecured Indebtedness, (i) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the unsecured Indebtedness being so amended, modified, refinanced, refunded, replaced or renewed plus all interest capitalized in connection therewith, plus the Refinancing Expenses and any costs and premiums associated with such amending, modifying, refinancing, refunding, replacement or renewal, (ii) any such Indebtedness shall have a scheduled final maturity not shorter than 90 days after the Latest Maturity Date and a weighted average life to maturity not shorter than the Latest Maturity Date, (iii) the terms and conditions of any such Indebtedness (excluding as to subordination, pricing, optional prepayment or optional redemption provisions and redemption premiums), taken as a whole, shall be on market terms at the time of incurrence or issuance, and in no event may such Indebtedness contain any financial maintenance covenants that are in any way more restrictive than those set forth in this Agreement (except for covenants applicable only to periods after the Latest Maturity Date at the time of such issuance or incurrence of such Indebtedness), unless such financial maintenance covenant is also added for the benefit of any corresponding Loans remaining outstanding after the issuance or incurrence of such Indebtedness, (iv) no collateral or other security shall be granted with respect to any such Indebtedness and (v) no Subsidiary shall be a guarantor with respect to any such Indebtedness unless such Subsidiary is a Subsidiary Guarantor which is guaranteeing the Obligations;

(j)Indebtedness representing deferred compensation to employees of Parent and its Subsidiaries incurred in the ordinary course of business;

(k)Indebtedness incurred by Parent and its Subsidiaries in a Permitted Acquisition, any other Investment expressly permitted hereunder or any Disposition, in each case to the extent constituting (i) any indemnification, adjustment of purchase price, earn-out, non-compete, consulting, deferred compensation and similar obligations of Parent and its Subsidiaries incurred in connection therewith and (ii) obligations in respect of purchase price adjustments or similar adjustments incurred by Parent or its Subsidiaries under agreements governing Permitted Acquisitions, Investments permitted hereunder or Dispositions;

(l)Indebtedness consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(m)obligations in respect of performance, bid, appeal, stay, customs and surety bonds, performance and completion guarantees, bank guarantees, bankers’ acceptances, including in respect of self-insurance, workers compensation claims or other Indebtedness with respect to reimbursement type obligations regarding workers compensation claims, deferred compensation, severance, pension and health and welfare retirement benefits or the equivalent thereof to current and former employees of Parent and its Subsidiaries and similar obligations provided by Parent or any of its Subsidiaries or obligations in respect of letters of credit related thereto, in each case, in the ordinary course of business, existing on the Closing Date or consistent with past practice;

(n)(i) Subordinated Debt or unsecured Indebtedness of the Borrower or any of its Subsidiaries which are Loan Parties, to the extent that the Net Cash Proceeds thereof are used solely to prepay the Term Loans or to purchase Term Loans pursuant to an Auction as set forth in Section 5.19, and (ii) Subordinated Debt or unsecured Indebtedness of Parent or Holdings (and Guarantees of Parent or Holdings or any of its Subsidiaries of such Indebtedness), provided that, in the case of any Indebtedness incurred under either clause (i) or (ii) above, (v) after giving Pro Forma Effect to the incurrence of such Indebtedness and the use of the Net Cash Proceeds thereof, (I) if such Indebtedness is incurred in connection with an acquisition or investment, the Parent Consolidated Leverage Ratio either (A) shall not exceed 5.50 to 1.00 as of the relevant Measurement Period or (B) shall not be greater than immediately prior to the consummation of such acquisition or investment and the incurrence of such Indebtedness or otherwise (B) the Parent Consolidated Leverage Ratio shall not exceed 5.50 to 1.00 as of the relevant Measurement Period, and Parent shall have delivered a certificate of a Responsible Officer evidencing same, (w) after giving effect to such Indebtedness and the use of the Net Cash Proceeds thereof, the Loan Parties shall be in compliance on a Pro Forma Basis with Section 9.1 and 9.2 as of the relevant Measurement Period, (x) any such Indebtedness shall have a scheduled final maturity not shorter than 90 days after the Latest Maturity Date and a weighted average life to maturity not shorter than the weighted average life to maturity of the Tranche B Term Loans (without giving effect to reductions of amortization for periods where amortization has been reduced as a result of the prepayment of the Term Loans), (y) the terms of such Indebtedness, taken as a whole, shall reflect market terms (taken as a whole) as reasonably determined by the Borrower at the time of issuance or incurrence, and in no event may such Indebtedness contain any financial maintenance covenants that are in any way more restrictive than those set forth in this Agreement (except for covenants applicable only to periods after the Latest Maturity Date at the time of such issuance or incurrence of such Indebtedness), unless such financial maintenance covenant is also added for the benefit of any corresponding Loans remaining outstanding after the issuance or incurrence of such Indebtedness and (z) no Subsidiary is a guarantor with respect to such Indebtedness unless such Subsidiary is a Subsidiary Guarantor which is guaranteeing the Obligations;

(o)other Indebtedness incurred by Parent or any of its Subsidiaries in an amount not to exceed the greater of (x) $100,000,000 and (y) 4.0% of the consolidated total assets of Parent and its Subsidiaries outstanding at any time;

(p)other Indebtedness incurred by any Subsidiary of Parent that is not a Loan Party (other than the Partnership Parks Entities) in an amount not to exceed $75,000,000 outstanding at any time;

(q)cash management obligations and other Indebtedness in respect of netting services, automatic clearinghouse arrangements, employees credit or purchase cards, overdraft protections and similar arrangements, in each case, in connection with deposit accounts or securities accounts;

(r)Indebtedness of GP Holdings, Inc., SFT Holdings, Inc., Six Flags Over Texas, Inc., SFOG II, Inc. and/or the Partnership Parks Entities owed to Parent or to any Partnership Parks Entity that constitute “affiliate loans” or other Investments, in each case for the purpose of paying obligations described in Section 9.6(c)(i), (ii) and (iii) for purposes of the Partnership Parks Agreements;

(s)Guarantees incurred in the ordinary course of business in respect of obligations to suppliers, advertisers, licensees or similar Persons that are not for borrowed money;

(t)other unsecured Indebtedness of the Partnership Parks Entities in an amount not to exceed $25,000,000 at any one time, and any Guarantees of the obligations thereunder to the extent such Guarantees are not provided by or recourse to a Loan Party; and

(u)performance guarantees of Parent, Holdings, Borrower or its Subsidiaries entered into in the ordinary course of business primarily guaranteeing performance of Contractual Obligations of Holdings, Borrower or any of its Subsidiaries to a third party and not primarily for the purpose of guaranteeing payment of Indebtedness.

For purposes of determining compliance with any Dollar-denominated restriction on the incurrence of Indebtedness, the Dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease other Indebtedness denominated in a foreign currency, and such extension, replacement, refunding, refinancing, renewal or defeasance would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount (or accreted value, if applicable) of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased, plus capitalized interest and any Refinancing Expenses associated therewith.
9.4.    Liens. Create, incur, assume or suffer to exist any Lien upon any of its Property, whether now owned or hereafter acquired, except the following (“Permitted Liens”):

(a)Liens created pursuant to the Security Documents and, if not covered by the Security Documents, Liens in respect of any Incremental Amendment, Replacement Revolving Facility, Refinancing Notes or Refinancing Term Loans (subject to the limitations thereon);

(b)Liens in existence on the date hereof and listed on Schedule 9.4(b) and any extension, modification, renewal or replacement thereof; provided that such extension, modification, renewal or replacement does not increase the outstanding principal amount of the Indebtedness secured thereby except by the amount of the Refinancing Expenses associated therewith; provided further that any such Lien does not extend to any additional Property other than (x) after-acquired Property that is affixed or incorporated into the Property covered by such Lien and (y) proceeds and products thereof;

(c)Liens imposed by any Governmental Authority for Taxes that are (i) not yet due, (ii) being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of Parent or the affected Subsidiaries, as the case may be, to the extent required by GAAP or, in the case of any Foreign Subsidiary, generally accepted accounting principles in effect from time to time in the jurisdiction of organization of such Foreign Subsidiary or (iii) not otherwise required to be paid under Section 8.3(b);

(d)carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, suppliers’, landlords’, brokers’ or other like Liens arising in the ordinary course of business which secure amounts that (i) are not overdue for a period of more than sixty (60) days, (ii) that are being contested in good faith and by appropriate proceedings or (iii) which do not in the aggregate materially detract from the value of the Parent’s and its Subsidiaries property or materially impair the use thereof in the operation of the business of the Parent and its Subsidiaries, and Liens securing judgments but only to the extent for an amount and for a period not resulting in an Event of Default under clause (j) of Section 10;

(e)Liens (other than any Liens imposed by ERISA or Code Section 412 or 430 or pursuant to any Environmental Law) not securing Indebtedness for borrowed money incurred or deposits made in the ordinary course of business, in each case in connection with workers’ compensation, unemployment insurance and other types of social security legislation and other similar obligations incurred in the ordinary course of business;

(f)Liens (i) securing obligations or deposits made in respect of the performance of bids, trade contracts, governmental contracts and leases (other than for Indebtedness for borrowed money including any precautionary Uniform Commercial Code financing statements filed by a lessor with respect to any equipment lease), statutory obligations, surety, stay, customs and appeal bonds, performance bonds and other obligations of a like nature (including those to secure health, safety and environmental obligations) incurred in the ordinary course of business;

(g)easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, easements, licenses, restrictions on the use of Property or imperfections in title thereto that, individually or in the aggregate, do not materially interfere with the ordinary conduct of the business of Parent or any of its Subsidiaries;

(h)Liens securing Purchase Money Indebtedness or Capital Lease Obligations to the extent such Indebtedness is permitted to be incurred under Section 9.3(g); provided, that such Liens shall encumber only the Property (and after-acquired Property that is affixed or incorporated into such Property) and the proceeds and products thereof, that is the subject of such Purchase Money Indebtedness or Capital Lease Obligations; provided that individual financings of equipment provided by one lender may be cross-collateralized to other financings of equipment by such lender;

(i)Liens securing Indebtedness to the extent such Indebtedness is permitted under Section 9.3(h) and any extension, modification, renewal or replacement thereof; provided that such extension, modification, renewal or replacement does not increase the outstanding principal amount of the Indebtedness secured thereby except by the amount of the Refinancing Expenses associated therewith; provided, that such Liens shall encumber only the Property (and after-acquired Property that is affixed or incorporated into such Property) and the proceeds and products thereof that is the subject of such Indebtedness;

(j)Liens pursuant to the Great Escape Agreements or pursuant to leases, concessions and similar arrangements, or other arrangements entered into in the ordinary course of business by Holdings and its Subsidiaries that could not reasonably be expected to have a Material Adverse Effect;

(k)Liens in respect of the Escrow Account arising under the Subordinated Indemnity Escrow Agreement;

(l)Liens on any asset of a Person existing at the time such Person becomes a Subsidiary of the Borrower or is merged into or consolidated with or into the Borrower or any of its Subsidiaries and not created in contemplation of such event, provided that such Liens are, in the case of the redesignation of an Unrestricted Entity as a Subsidiary, granted solely on the assets and Equity Interests of such Person being redesignated;

(m)leases, licenses, subleases or sublicenses (including the provision of software under an open source license) granted to others in the ordinary course of business or in connection with an Investment permitted by Section 9.8 which do not (i) materially interfere with the business of Holdings or its Subsidiaries (taken as a whole) or (ii) secure any Indebtedness;

(n)Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(o)Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on the items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business and (iii) in favor of a banking or other financial institution arising as a matter of law encumbering deposits or other funds maintained with a financial institution (including the right of set off) and which are within the general parameters customary in the banking industry;

(p)Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment permitted pursuant to Section 9.8 to be applied against the purchase price for such Investment, (ii) consisting of an agreement to Dispose of any property in a Disposition permitted under Section 9.5, in each case, solely to the extent such Investment or Disposition, as the case may be, would have been permitted on the date of the creation of such Lien, and (iii) on securities that are the subject of repurchase agreements constituting Permitted Investments;

(q)(i) any interest or title of a lessor or licensor under leases or licenses entered into by Parent or any of its Subsidiaries in the ordinary course of business and (ii) ground leases in respect of Real Property on which facilities owned or leased by Parent or any of its Subsidiaries are located;

(r)Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks or other financial institutions not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of Parent or any of its Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Parent and its Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers, suppliers or vendors of Parent or any of its Subsidiaries in the ordinary course of business;

(s)Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Borrower or any of the Subsidiaries in the ordinary course of business;

(t)Liens solely on any cash earnest money deposits made by Holdings or any of the Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(u)Liens arising from precautionary Uniform Commercial Code financing statement filings;

(v)other Liens securing Indebtedness or other obligations in an aggregate principal amount at any time outstanding not to exceed the greater of (x) $100,000,000 or (y) 4.0% of the consolidated total assets of Parent and its Subsidiaries;

(w)Liens securing Indebtedness to the extent such Indebtedness is permitted under Sections 9.3(c) (subject to the limitations set forth therein), (l)(ii) and (q);

(x)(i) Liens securing obligations described in Section 9.3(l)(i) so long as such Liens only apply to the insurance policies so financed and any payments thereunder and (ii) pledges and deposits in the ordinary course of business securing deductibles, self-insurance, co-payments (or insurance of similar obligations) or liabilities for reimbursement obligations of (including in respect of letters of credit or bank guarantees for the benefit of), insurance carriers providing property, casualty or liability insurance to any Loan Party;

(y)required utility and similar deposits made in the ordinary course of business;

(z)Liens on the Capital Stock of Unrestricted Entities; and

(aa)(i) Liens pursuant to the Partnership Parks Agreements or on limited partnership units owned by any of the Partnership Parks Entities and (ii) purchase options, call and similar rights of and restrictions for the benefit of a third party with respect to Capital Stock of a joint venture.

9.5.    Prohibition of Fundamental Changes.

(a)Mergers. Merge, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that:

(i)Holdings or any Subsidiary of the Borrower may merge with or consolidate with or into (A) the Borrower (including a merger, the purpose of which is to reorganize the Borrower into a new jurisdiction), provided that (x) the Borrower shall be the continuing or surviving Person and (y) such merger does not result in the Borrower ceasing to be incorporated under the laws of the United States, any state thereof or the District of Columbia or (B) any one or more other Subsidiaries of the Borrower, provided that when any Subsidiary that is a Loan Party is merging with another Subsidiary of the Borrower, a Loan Party shall be the continuing or surviving Person;

(ii)(A) any Subsidiary of Parent that is not a Loan Party may merge or consolidate with or into any other Subsidiary of Parent; provided that if such Subsidiary is a Loan Party, the Loan Party shall be the continuing or surviving Person and (B) any Subsidiary of Parent may liquidate or dissolve or change its legal form if Parent determines in good faith that such action is in the best interests of Parent and its Subsidiaries and is not materially disadvantageous to the Lenders;

(iii)any Subsidiary of the Borrower may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to the Borrower or another Subsidiary of the Borrower; provided that if the transferor in such a transaction is a Loan Party, then (A) the transferee must be a Loan Party or (B) to the extent constituting an Investment, such Investment must be a permitted Investment in accordance with Section 9.8 (other than Section 9.8(e)(i)) and any Indebtedness corresponding to such Investment must be permitted by Section 9.3;

(iv)any Subsidiary of Parent (other than the Borrower, unless the Borrower is the continuing or surviving Person of such merger) may merge with any other Person (other than Parent or its Subsidiaries) in order to effect an Investment permitted pursuant to Sections 9.5(e) or 9.8 (other than Section 9.8(e)); and

(v)a merger, dissolution, liquidation, consolidation (in each case not involving Parent or the Borrower) or Disposition, the purpose of which is to effect a Disposition permitted pursuant to Section 9.5(c) (other than 9.5(c)(ix)) shall be permitted.

Notwithstanding the foregoing, Holdings may only merge or consolidate in accordance with the other provisions of this Section 9.5(a) if the security interest of the Administrative Agent on behalf of the Secured Parties (as defined in the Guarantee and Collateral Agreement) in the Capital Stock of the Borrower is not adversely affected.

(b)Restrictions on Acquisitions. Acquire all or substantially all of the business or Property from, or all or substantially all of Capital Stock of, any Person except for (i) purchases of inventory and other Property to be sold or used in the ordinary course of business, (ii) Investments permitted under Sections 9.5(e) and 9.8 and Dispositions permitted under Section 9.5(c)(iii), and (iii) Capital Expenditures (to the extent the making of such Capital Expenditures will not result in a violation of any of the provisions of Section 9.7).

(c)Restrictions on Dispositions. Consummate any Disposition other than (i) any Disposition of any inventory or other Property Disposed of in the ordinary course of business (including allowing any registrations or any applications for registration of any immaterial Intellectual Property rights to lapse or go abandoned in the ordinary course of business and allowing any registrations or applications for registration of any Intellectual Property to expire at the end of its statutory term as adjusted), (ii) sales in the ordinary course of business of used, obsolete, surplus, uneconomic or worn out equipment or other Property not used or useful in the business of Parent and its Subsidiaries, (iii) any Disposition of any Property to the Borrower or any Subsidiary Guarantor, (iv) any Disposition of any Property (A) from a Loan Party to a Non-Guarantor Subsidiary of the Borrower or Parent, provided that the Disposition of such Property shall be deemed to constitute an Investment under Section 9.8, (B) from any Subsidiary of Parent (other than the Partnership Parks Entities) that is not a Loan Party to any other Subsidiary of Parent (other than the Partnership Parks Entities) that is not a Loan Party, or (C) from any Partnership Parks Entity to any other Partnership Parks Entity or Borrower of any Subsidiary hereof, (v) the sale (whether through a sale, swap or exchange) of any timeshare or fractional interest in any of the campground parks or any assets or interests pursuant to the Great Escape Agreements permitted under Section 9.5(e)(ii), (vi) the sale of other Property having a fair market value not to exceed $40,000,000 in the aggregate for any fiscal year of Parent, (vii) the Dispositions of (A) real estate having a fair market value not to exceed $250,000,000 in the aggregate from and after the Closing Date, provided that (I) with respect to any Disposition as to which the fair market value of the related Property is in excess of $20,000,000, individually or in the aggregate with other Dispositions made substantially contemporaneously as part of the same transaction or series of transactions pursuant to this clause (vii), after giving effect to such Disposition and any required prepayment pursuant to Section 5.5(b), the Borrower shall be in compliance, on a Pro Forma Basis, with Sections 9.1 and 9.2 and (II) at least 75% of the consideration received in respect of such Disposition is cash or cash equivalents and (B) other property having a fair market value not to exceed 10% of consolidated total assets of Parent and its Subsidiaries as of the end of the immediately preceding fiscal year in the aggregate in any fiscal year of the Borrower, provided that at least 75% of the consideration received in respect of such Disposition is cash or cash equivalents; (viii) the sale of unused Real Property that is unimproved (except for parking lots) and that is adjacent to a Park, provided that with respect to all Dispositions permitted by this clause; (viii) Dispositions shall be made for at least fair market value as determined in good faith by the Borrower and for at least 75% cash or cash equivalent consideration and shall be subject to Section 5.5(b), as applicable, (ix) Dispositions permitted by Sections 9.3(g), 9.4, 9.5(a) (other than Section 9.5(a)(v)), 9.5(d), 9.6 and 9.8 and 9.9, (x) Dispositions in the ordinary course of business of cash or Permitted Investments, (xi) leases, subleases, licenses or sublicenses (including the provision of software under an open source license), in each case in the ordinary course of business, and the termination thereof, which do not materially interfere with the business of Parent and its Subsidiaries, taken as a whole, (xii) Dispositions related to Recovery Events (without giving effect to the dollar threshold set forth in the definition thereof); provided that with respect to all Dispositions permitted by this clause (xii) the requirements of Section 5.5(b) (giving effect to the dollar threshold set forth in the definition of Recovery Event) are complied with in connection therewith (subject to Section 5.11), (xiii) Dispositions of Investments in joint ventures to the extent required by, or required to be made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements, (xiv) Dispositions of Property (other than Capital Stock of the Partnership Parks Entities) to the extent that (A) such Property is exchanged for credit against the purchase price of similar replacement Property or (B) the proceeds of such Disposition are promptly applied to the purchase price of such replacement property, (xv) Dispositions of accounts receivables in connection with the collection or compromise thereof, (xvi) Dispositions in the ordinary course of business consisting of the abandonment of Intellectual Property rights, which in the reasonable good faith determination of Parent or any of its Subsidiaries, are uneconomical, negligible, obsolete or otherwise not material in the conduct of its business, (xvii) Dispositions of non-core assets acquired in connection with a Permitted Acquisition, (xviii) Dispositions of the Capital Stock of Unrestricted Entities or any of their assets, (xix) any sale, lease, transfer or other Disposition of the property and assets set forth on Schedule 9.5(c) and (xx) the unwinding of any Hedging Agreement.

To the extent any Collateral is Disposed of as expressly permitted by this Section 9.5 to any Person other than a Loan Party, such Collateral shall be sold free and clear of the Liens created by the Loan Documents, subject to the provisions of Section 12.16 hereof.
(d)Sale and Leaseback. Enter into any transaction pursuant to which it shall convey, sell, transfer or otherwise dispose of any Property and, as part of the same transaction or series of transactions, rent or lease as lessee or similarly acquire the right to possession or use of, such Property, or other Property which it intends to use for the same purpose or purposes as such Property, to the extent such transaction gives rise to Indebtedness, unless any Indebtedness arising in connection with such transaction shall be permitted under Section 9.3(g).

(e)Certain Permitted Transactions. Notwithstanding the foregoing provisions of this Section 9.5:

(i)Permitted Acquisitions. The Borrower or any Subsidiary may consummate an Acquisition after the date hereof (each, a “Permitted Acquisition”) so long as:

(A)the Loan Parties shall be in compliance with Section 9.1 on a Pro Forma Basis after giving effect to such Permitted Acquisition as of the applicable Measurement Period and Parent shall have delivered to the Administrative Agent, at least five Business Days prior to the date of any such Permitted Acquisition, a certificate of a Responsible Officer of Parent setting forth computations in reasonable detail demonstrating satisfaction of the foregoing conditions as at the date of such certificate reflecting the terms of the transaction as of such date; provided further that if prior to consummation of such Permitted Acquisition changes are made to the terms that would alter the computations previously delivered, Parent shall deliver a revised certificate demonstrating satisfaction of the foregoing conditions on the date of the consummation of such Permitted Acquisition;

(B)the aggregate amount of acquisitions of assets financed by Loan Parties that are not (or do not become at the time of such acquisition) directly owned by a Loan Party or in Capital of Persons that do not become Loan Parties shall not exceed the greater of (x) $50,000,000 and (y) 2.0% of the consolidated total assets of Parent and its Subsidiaries at any time outstanding;

(C)[reserved];

(D)to the extent applicable, the Borrower shall have complied with the provisions of Section 8.6 (when and to the extent required by such Section), including, without limitation, to the extent not theretofore delivered, delivery to the Administrative Agent of (x) the certificates evidencing 100% of the Capital Stock (or, in the case of any new Excluded Foreign Subsidiary, 65% of the Foreign Subsidiary Voting Stock and 100% of the total non-voting stock of any such Excluded Foreign Subsidiary) of any new Subsidiary formed or acquired in connection with such Permitted Acquisition and that is not owned by an Excluded Subsidiary, accompanied by undated stock powers executed in blank, and (y) the agreements, instruments, opinions of counsel and other documents required under Section 8.6; and

(E)no Event of Default shall have occurred and be continuing at the time the relevant agreement for such Permitted Acquisition is entered into.

9.6.    Restricted Payments. Declare or make any Restricted Payment, except that:

(a)each Subsidiary of Parent may make Restricted Payments to, or on behalf of or for the benefit of, Parent to enable Parent to pay out-of-pocket accounting fees, legal fees and other amounts incurred or owing by Parent in the ordinary course of business pursuant to the Shared Services Agreement;

(b)each Subsidiary of Parent may make Restricted Payments to, or on behalf of or for the benefit of, Parent in respect of (i) income Tax liabilities of Parent and its Subsidiaries in accordance with the Tax Sharing Agreement, (ii) value added Tax, franchise Taxes and similar Taxes to enable Parent to pay any such Taxes imposed on Parent on behalf or on account of its Subsidiaries and (iii) without duplication, any non-income Taxes imposed on Parent that are not attributable to assets or Subsidiaries owned by Parent other than the Borrower and its Subsidiaries; provided however that the sum of any such Restricted Payments made pursuant to clauses (ii) and (iii) of this Section 9.6(b) shall not exceed $1,000,000 for any taxable year of Parent;

(c)so long as (x) at the time thereof and after giving effect thereto no Event of Default shall have occurred and be continuing, and (y) in the case of a Restricted Payment pursuant to any of clauses (iv) through (vii) below, the Loan Parties shall be in compliance with Sections 9.1 and 9.2 on a Pro Forma Basis after giving effect thereto as of the relevant Measurement Period, each of Holdings and the Borrower may make Restricted Payments in cash to enable Parent and its Subsidiaries to do the following, but in the case of clauses (i), (ii) and (iii), only to the extent such obligations cannot be met with cash flow available to Parent and its Subsidiaries from the Partnership Parks Entities or from Net Cash Flow from Partnership Parks:

(i)to pay obligations of Parent or any of its Subsidiaries under the Partnership Parks Agreements; and
(ii)to purchase limited partnership units under the Partnership Parks Agreements;
(iii)to make Capital Expenditures for the Partnership Parks Entities, provided that the making of such Capital Expenditures does not violate Section 9.7;
(iv)to move money to Parent to finance any Investment permitted to be made pursuant to Section 9.8 (other than Section 9.8(e)(i)); provided that (A) such Restricted Payment shall be made substantially concurrently with the closing or consummation of such Investment (or at future times as may be scheduled at the time of such closing or consummation to be made thereafter in connection therewith) and (B) Parent shall, immediately following the closing or consummation thereof, cause (1) all property acquired (whether assets or equity interests) to be contributed to the Borrower or a Loan Party (or a Person that will become a Loan Party upon receipt of such contribution) or (2) the merger (to the extent permitted in Section 9.5(a)) of the Person formed or acquired into the Borrower or a Loan Party in order to consummate such Permitted Acquisition, in each case, in accordance with the requirements of Section 8.6;
(v)to make cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for equity interests of Parent; provided that any such cash payment shall not be for the purpose of evading the limitations set forth in this Section 9.6 (as determined in good faith by the board of directors or the managing board, as the case may be, of Parent (or any authorized committee thereof));
(vi)to pay fees and expenses (other than to Affiliates) related to any unsuccessful equity or debt offering permitted by this Agreement not in excess of $15,000,000 in the aggregate; and
(vii)to pay fees, costs and expenses related to the Transactions and the Related Transactions and in connection with any proposed issuance of unsecured Indebtedness (whether or not successful);
(d)to the extent constituting Restricted Payments, Parent and its Subsidiaries may enter into and consummate transactions expressly permitted by any provision of Section 9.5 (other than Section 9.5(c) (other than clauses (iii) or (iv));
(e)so long as (i) at the time thereof and after giving effect thereto no Event of Default shall have occurred and be continuing and (ii) the Parent Consolidated Leverage Ratio is less than the RP Trigger Ratio after giving Pro Forma Effect to the Restricted Payment as of the relevant Measurement Period, Parent, Holdings and the Borrower may make Restricted Payments in an aggregate amount not exceeding the Available Amount;
(f)Parent and its Subsidiaries may make Restricted Payments in the form of noncash repurchases of Capital Stock of Parent deemed to occur upon the exercise of stock options or warrants if such repurchased Capital Stock represents all or a portion of the exercise price of such options or warrants and cash payments of Taxes in connection therewith and cash payments in lieu of the issuance of fractional shares in connection with the exercise of such stock options or warrants;
(g)Parent and its Subsidiaries may make (i) Restricted Payments of Capital Stock of an Unrestricted Entity, or (ii) Restricted Payments funded with dividends, sale proceeds or other distributions received from Unrestricted Entities;
(h)Each of Holdings and the Borrower may make Restricted Payments in cash to enable Parent, and Parent may make Restricted Payments from RP Eligible Proceeds in an aggregate amount not to exceed $200,000,000; provided that after giving Pro Forma Effect to (i) each Disposition which is the source of such RP Eligible Proceeds and (ii) the corresponding Restricted Payment, the Parent Consolidated Leverage Ratio is less than the RP Trigger Ratio;
(i)Each of Holdings and the Borrower may make Restricted Payments in cash in an aggregate amount not to exceed $25,000,000, to enable Parent to repurchase, retire or acquire for value equity interests of Parent from any future, present or former employee or director (or the estate, family members, spouse, successors, executors, administrator, heirs, legatees or distributees of the foregoing) of Parent or any of its Subsidiaries pursuant to any employee or director equity plan, employee or director stock option plan or any other employee or director benefit plan or any agreement (including any stock subscription or shareholder agreement) with any employee or director of Parent or any of its Subsidiaries;
(j)Each of Holdings and the Borrower may make Restricted Payments in cash to enable Parent, and Parent may make Restricted Payments to executives of Parent when restricted Capital Stock of Parent vests (in lieu of payment of income tax by such executives);
(k)so long as at the time thereof and after giving effect thereto no Event of Default shall have occurred and be continuing, Parent, Holdings and the Borrower may make Restricted Payments in an aggregate amount up to $50,000,000 during each fiscal quarter;
(l)so long as (x) no Event of Default has occurred and is continuing and (y) the Loan Parties shall be in compliance with Sections 9.1 and 9.2 on a Pro Forma Basis after giving effect to such Restricted Payment as of the relevant Measurement Period, Parent may make Restricted Payments in an aggregate amount up to Net Cash Flow from Partnership Parks;
(m)so long as no Event of Default with respect to the payment of principal or interest on any Loan or Reimbursement Obligation under Section 10(a) has occurred and is continuing, Borrower may make Restricted Payments in an amount sufficient for Parent or Holdings to make regularly scheduled payments of interest, fees, indemnities and expenses in accordance with the terms of the Senior Notes and any Indebtedness incurred pursuant to Section 9.3(i) and Section 9.3(n) and to make AHYDO catch-up payments in respect of the Senior Notes and any Indebtedness incurred pursuant to Section 9.3(i) and Section 9.3(n);
(n)so long as (x) at the time thereof and after giving effect thereto no Event of Default shall have occurred and be continuing, and (y) the Loan Parties shall be in compliance with Sections 9.1 and 9.2 on a Pro Forma Basis after giving effect thereto as of the relevant Measurement Period, during the Repurchase Period, Parent, Holdings and Borrower may make additional Restricted Payments in an aggregate amount not to exceed $120,000,000 for the repurchase, redemption or other acquisition or retirement for value of any of their Equity Interests;
(o)so long as at the time thereof and after giving effect thereto no Event of Default shall have occurred and be continuing, Holdings and Borrower may make additional Restricted Payments in an aggregate amount not to exceed $150,000,000 such that Parent and its Subsidiaries may make payments in respect of senior unsecured Indebtedness pursuant to Section 9.9(i);
(p)so long as at the time thereof and after giving effect thereto no Event of Default shall have occurred and be continuing, each of Holdings and Borrower may make Restricted Payments to Parent to enable Parent to make Restricted Payments in an aggregate amount not to exceed $100,000,000; and
(q)other cash Restricted Payments so long as at the time thereof and after giving effect thereto no Event of Default shall have occurred and be continuing; provided that at the time of making such Restricted Payments, the Senior Secured Leverage Ratio is equal to or less than 2.25:1.00, after giving Pro Forma Effect to such Restricted Payments; and
(r)so long as (x) no Event of Default has occurred and is continuing and (y) the Parent Consolidated Leverage Ratio is less than the RP Trigger Ratio after giving Pro Forma Effect to the Restricted Payment as of the relevant Measurement Period, Parent may make Restricted Payments in an aggregate amount not exceeding the Parent Available Amount.
Nothing herein shall be deemed to prohibit the payment of Restricted Payments by any Subsidiary to its immediate parent company and each other owner of Capital Stock of such Subsidiary based on their relative ownership interests (provided however that Borrower and its Subsidiaries may not declare or make any Restricted Payments to Holdings or Parent except as otherwise set forth in this Section 9.6).

9.7.    Capital Expenditures. Make any Capital Expenditure, except Capital Expenditures of Parent and its Subsidiaries not exceeding the Base Capital Expenditure Amount during any fiscal year of Parent; provided, that (i) any such amount referred to above, if not so expended in the fiscal year for which it is permitted may be carried over for expenditure in the next succeeding fiscal year and (ii) Capital Expenditures made during any fiscal year shall be deemed made, first, in respect of amounts carried over from the prior fiscal year pursuant to subclause (i) above and, second, in respect of amounts permitted for such fiscal year as provided above. For purposes of the foregoing, the “Base Capital Expenditure Amount” shall be an amount equal to (x) $200,000,000 for any given fiscal year (and, for purposes of the fiscal year ending December 31, 2015, $61,118,000 shall be deemed to have been carried forward from fiscal year ended December 31, 2014) plus (y) in each case, with respect to each fiscal year in which an Acquisition is consummated and each subsequent fiscal year, an amount for each such fiscal year equal to 10% of the revenue (determined in accordance with GAAP) applicable to the acquired business for the four fiscal quarters applicable to such acquired business immediately prior to such Acquisition plus (z), in each case, the Available Amount at such time.

9.8.    Investments. Make or permit to remain outstanding any Investments except:
(a)Investments outstanding or contemplated on the date hereof and identified on Schedule 9.8(a) and any modification, replacement, renewal or extension thereof; provided that the amount of the original Investment increased except by the terms of such Investment or otherwise as permitted by this Section 9.8;
(b)deposit accounts opened in the ordinary course of business;
(c)Permitted Investments, and securities accounts opened in the ordinary course of business and to which Permitted Investments are credited;
(d)Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors and other credits to suppliers in the ordinary course of business;
(e)Investments consisting of (i) Indebtedness, Liens, fundamental changes and Restricted Payments or Capital Expenditures permitted under Sections 9.3 (other than Section 9.3(d) with respect to Parent), 9.4, 9.5 (other than Section 9.5(a)(iii)), 9.6 (other than Section 9.6(c)(iv)) and 9.7, respectively and (ii) Investments by the Borrower or any of its Subsidiaries in Intellectual Property assets and related assets so long as the fair market value of the Property that is invested does not exceed $100,000,000 in the aggregate, provided that in the case of any Investment that would be a Capital Expenditure such Investment shall be considered a Capital Expenditure for purposes of Section 9.7 and shall be disregarded for purposes of this Section 9.8;
(f)(i) Investments (including debt obligations and Capital Stock) received in connection with the bankruptcy or reorganization of any Person or in settlement of delinquent obligations of, or other disputes with, any Person arising in the ordinary course of business or upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment, and (ii) the non-cash proceeds of any Disposition permitted by Section 9.5(c);
(g)(i) loans and advances to Holdings or Parent (or any direct or indirect parent thereof) by any Subsidiary of Holdings or any Subsidiary of Parent, respectively, in lieu of, and not in excess of the amount of (after giving effect to any other loans, advances or Restricted Payments in respect thereof), Restricted Payments to the extent permitted to be made to Holdings or Parent in accordance with Section 9.6 (with any such loan or advance then outstanding to be deemed to be a Restricted Payment for purposes of Section 9.6) and (ii) Investments by Parent in GP Holdings, Inc., SFT Holdings, Inc., Six Flags Over Texas, Inc., SFOG II, Inc. and/or the Partnership Parks Entities that will be used to make or constitute “affiliate loans” or other Investments for the purpose of paying obligations described in Section 9.6(c)(i), (ii) and (iii), in each case for purposes of the Partnership Parks Agreements, made substantially concurrently with and in an amount not in excess of (A) Restricted Payments made pursuant to Section 9.6(c)(i), (ii), and (iii) or (B) Indebtedness permitted to be incurred pursuant to Section 9.3(n)(ii) to the extent incurred to pay obligations described in Section 9.6(c)(i), (ii) or (iii);
(h)advances of payroll payments to employees in the ordinary course of business;
(i)[reserved];
(j)Investments held by a Subsidiary acquired after the Closing Date or of a corporation merged into the Borrower or merged or consolidated with a Subsidiary of the Borrower in accordance with Section 9.5 after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(k)Investments by Parent or any of its Subsidiaries in assets that were Permitted Investments when such Investment was made;
(l)(i) asset purchases (including purchases of inventory, supplies and materials) and (ii) the licensing or contribution of Intellectual Property pursuant to joint marketing arrangements with other Persons, in each case in the ordinary course of business;
(m)Guarantees by Parent or any of its Subsidiaries of leases (other than Capital Lease Obligations) or of other obligations of Subsidiaries that do not constitute Indebtedness, in each case entered into in the ordinary course of business;
(n)Investments in joint ventures (other than Investments of Intellectual Property) pursuant to which, among other things, Parent or any of its Subsidiaries is granted Intellectual Property for its Parks;
(o)Investments constituting (i) direct or indirect Investments to HWP as contemplated by the Great Escape Agreements  and (ii) Investments in a joint venture formed for the lease of property and construction of a time share hotel to be located in Lake George, New York; provided that the aggregate outstanding amount of all such Investments permitted by this clause (o)(ii), net of any amounts paid, repaid, returned, distributed or otherwise received in cash in respect of (and not in excess of the amount of) any such Investment, shall not exceed $10,000,000;
(p)Investments by Parent and its Subsidiaries in Holdings and any Subsidiary Guarantor including Guarantees by Parent or any of its Subsidiaries of obligations of Parent, Holdings, the Borrower or any Subsidiary Guarantor;
(q)(i) Investments by Non-Guarantor Subsidiaries (other than the Partnership Parks Entities) in Non-Guarantor Subsidiaries (other than the Partnership Parks Entities), including Guarantees by Non-Guarantor Subsidiaries (other than the Partnership Parks Entities) of obligations of other Non-Guarantor Subsidiaries (other than the Partnership Parks Entities) and (ii) Investments by the Partnership Parks Entities in other Partnership Parks Entities and Guarantees by Partnership Parks Entities of obligations of other Partnership Parks Entities;
(r)Hedging Agreements entered into in the normal course of business and consistent with industry practice and not for speculative purposes;
(s)Investments received in connection with any Disposition permitted under Section 9.5 or any Disposition to which the Required Lenders shall have consented in accordance with Section 12.1;
(t)any Acquisition permitted by Section 9.5(b) or 9.5(e);
(u)Investments in an aggregate amount of up to but not exceeding $500,000 during any fiscal year in 229 East 79th Street Associates L.P.;
(v)(i) so long as no Event of Default has occurred or is continuing or will occur or be continuing after giving effect thereto, additional Investments in an aggregate amount not exceeding the Available Amount, so long as the Parent Consolidated Leverage Ratio is less than the RP Trigger Ratio after giving Pro Forma Effect to such Investment as of the relevant Measurement Period, (ii) so long as no Event of Default has occurred or is continuing or will occur or be continuing after giving effect thereto, additional Investments in an aggregate amount not exceeding the Parent Available Amount, so long as the Parent Consolidated Leverage Ratio is less than the RP Trigger Ratio after giving Pro Forma Effect to such Investment as of the relevant Measurement Period and (iii) other Investments in an aggregate amount at any one time outstanding, net of any amounts paid, repaid, returned, distributed or otherwise received in cash in respect of (and not in excess of the amount of) any such Investment, not to exceed the greater of (x) $100,000,000 and (y) 4.0% of the Consolidated Total Assets of Parent and its Subsidiaries at any one time outstanding.
(w) cash loans or advances to officers, directors, members of management, employees consultants and independent contractors of Parent or any of its Subsidiaries (i) in an aggregate amount (as to all such officers, directors, members of management, employees, consultants and independent contractors), net of any amounts paid, repaid, returned, distributed or otherwise received in cash in respect of (and not in excess of the amount of) any such Investment, up to $5,000,000 at any one time outstanding and (ii) in connection with such Person’s purchase of equity interests of Parent in an aggregate amount, net of any amounts paid, repaid, returned, distributed or otherwise received in cash in respect of

(and not in excess of the amount of) any such Investment, not to exceed $5,000,000 at any time outstanding, determined without regard to any write-downs or write-offs of such loans or advances;
(x)[reserved];
(y)Investments in an aggregate amount, net of any amounts paid, repaid, returned, distributed or otherwise received in cash in respect of (and not in excess of the amount of) any such Investment, not to exceed $10,000,000 at any one time outstanding, made by a Subsidiary in or to the Partnership Parks Entities in the ordinary course of business and consistent with past practice;
(z)(i) Investments by Parent or any Subsidiary in the Capital Stock of Unrestricted Entities solely in connection with Restricted Payments permitted under Section 9.6(g)(i), and (ii) Investments in Unrestricted Entities in an aggregate amount, net of any amounts paid, repaid, returned, distributed or otherwise received in cash in respect of (and not in excess of the amount of) any such Investment, at any time not to exceed $50,000,000;
(aa)Investments in cash or Permitted Investments in respect of the Escrow Account arising under the Subordinated Indemnity Escrow Agreement;
(bb)    Investments in Non-Guarantor Subsidiaries (other than the Partnership Parks Entities) in an aggregate amount, net of any amounts paid, repaid, returned, distributed or otherwise received in cash in respect of (and not in excess of the amount of) any such Investment, at any time not to exceed $50,000,000;
(cc)    Investments in joint ventures and other minority investments in an aggregate amount, net of any amounts paid, repaid, returned, distributed or otherwise received in cash in respect of (and not in excess of the amount of) any such Investment, at any time not to exceed $50,000,000; and
(dd)    other Investments so long as no Event of Default has occurred or is continuing or will occur or be continuing after giving effect thereto; provided that at the time of making such Investments, the Senior Secured Leverage Ratio is equal to or less than 2.25:1.00, after giving Pro Forma Effect to such Investments.
provided, that neither Parent nor any of its Subsidiaries shall make any Investment in any Partnership Parks Entity, any Unrestricted Entity or any Subsidiary of Parent that is not a Subsidiary Guarantor other than (A) pursuant to Section 9.8(a), 9.8(g)(ii), 9.8(j) 9.8(l)(ii), 9.8(m), 9.8(n), 9.8(o), 9.8(q), 9.8(s), 9.8(t), 9.8(x), 9.8(y), 9.8(z), 9.8(bb), 9.8(cc) or 9.8(dd), (B) investments by a Partnership Parks Entity in any other Partnership Parks Entity, and (C) pursuant to Sections 9.8(e)(ii) and 9.8(v) provided that the only Person that may make Investments in the Partnership Parks Entities pursuant to such Sections is Parent. In addition, to the extent an Investment is permitted to be made by a Subsidiary of the Borrower directly in any other Subsidiary of the Borrower or any other Person (other than the Partnership Parks Entities) who is not a Loan Party (each such person, a “Target Person”) under any provision of this Section 9.8, such Investment may be made by advance, contribution or distribution directly or indirectly to the Borrower and further advanced or contributed by the Borrower to a Subsidiary of the Borrower for purposes of ultimately making the relevant Investment in the Target Person without constituting an Investment for purposes of Section 9.8 (it being understood that such Investment must satisfy the requirements of, and shall count toward any thresholds or baskets in, the applicable clause under Section 9.8 as if made by the applicable Subsidiary of the Borrower directly to the Target Person).
For the avoidance of doubt, if an Investment would be permitted under any provision of this Section 9.8 (other than Section 9.8(t)) and as a Permitted Acquisition, such Investment need not satisfy the requirements otherwise applicable to Permitted Acquisitions unless such Investments are consummated in reliance on Section 9.8(t).
9.9.    Prepayment of Certain Indebtedness. Purchase, redeem, retire or otherwise acquire for value, or set apart any money for a sinking, defeasance or other analogous fund for the purchase, redemption, retirement or other acquisition of, or make any voluntary payment or prepayment of the principal of or interest on, or any other amount owing in respect of, or enter into any derivative transaction or similar transaction obligating Holdings or any of its Subsidiaries to make payments to any other Person as a result of a change in market value of, Indebtedness outstanding under any Indenture of Parent, Holdings, or (solely in the case of Indebtedness that is unsecured, that is subordinated in right of payment to the Obligations, or that is secured on a junior basis to the Obligations) any other Subsidiary of Parent (it being understood that the following shall be permitted, subject to compliance with any intercreditor or subordination agreement then in effect with the Lenders or any agent acting on behalf thereof): (a) payments of required payments of indemnities, expenses, fees and regularly scheduled principal and interest of Indebtedness of Parent and its Subsidiaries and payment at maturity shall be permitted, (b) payments of the principal amount of Indebtedness (or accreted value, if applicable) of Parent or Holdings shall be permitted, with the Net Cash

Proceeds of Indebtedness of Parent or Holdings, as the case may be (to the extent such Indebtedness constitutes a refinancing, refunding, replacement or renewal thereof plus all interest capitalized in connection therewith, any Refinancing Expenses and any costs and premiums associated with such refinancing, refunding, replacement or renewal) and is permitted pursuant to Section 9.3, to the extent not required to prepay any Loans or Facility pursuant to Section 5.5(a)), (c) payments with respect to intercompany Indebtedness permitted under this Agreement and owed to a Loan Party, (d) payments with respect to intercompany Indebtedness permitted under this Agreement and owed to Parent subject to the terms of the Intercompany Subordinated Note (it being agreed that in determining compliance with Section 9.6, any such payments shall be deemed to constitute Restricted Payments), (e) payments with respect to intercompany Indebtedness permitted under this Agreement and owed to any Non-Guarantor Subsidiary subject to the terms of the Intercompany Subordinated Note, (f) payments of the principal amount of Indebtedness (or accreted value, if applicable) of Parent, Holdings or any other Subsidiary of Parent shall be permitted with (i) the Available Amount or (ii) the Parent Available Amount, as applicable, at such time; provided that for (i) and (ii), in the case of such a payment of Indebtedness of the Borrower or its Subsidiaries, no Event of Default shall have occurred and be continuing immediately before and after such payment, (g) payments of Indebtedness (or accreted value, if applicable) incurred pursuant to Sections 9.3(g), (h) and (k) to the extent that the assets securing such Indebtedness are Disposed of in compliance with Section 9.5(c), (h) exchange of any such Indebtedness for Qualified Capital Stock, (i) payments of senior unsecured Indebtedness of Parent or its Subsidiaries shall be permitted in an aggregate amount not to exceed the sum of (y) $150,000,000 and (z) Net Cash Flow from Partnership Parks; provided that no Event of Default shall have occurred and be continuing immediately before and after such payment, (j) AHYDO catch-up payments in respect of such Indebtedness, (k) payments on the Great Escape Agreements and (l) other payments so long as no Event of Default has occurred or is continuing at the time of making such payments; provided at the time of such payments, the Senior Secured Leverage Ratio is equal to or less than 2.25:1.00, after giving Pro Forma Effect to such payments.
9.10.    Transactions with Affiliates. Enter into any transaction with any Affiliate unless such transaction is upon fair and reasonable terms (taken as a whole) no less favorable to Parent, Holdings, the Borrower or such Subsidiary, as the case may be, than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate. Notwithstanding the foregoing, (i) any Affiliate who is an individual may serve as a director, consultant, officer or employee of Parent or any of its Subsidiaries and such Person may receive, and Parent and its Subsidiaries may engage in any transaction or series of transactions related to, reasonable compensation, severance, indemnities and reimbursement of reasonable expenses, including stock incentive and option plans and agreements relating thereto, (ii) Parent and its Subsidiaries may enter into transactions (other than extensions of credit by Parent or any of its Subsidiaries to an Affiliate) providing for the leasing of Property, the rendering or receipt of services or the purchase or sale of inventory and other Property in the ordinary course of business if the monetary or business consideration arising therefrom would be no less favorable (taken as a whole) in any material respect to Parent and its Subsidiaries as the monetary or business consideration that would obtain in a comparable transaction with a Person not an Affiliate, (iii) the Borrower or any of its Subsidiaries may make an Acquisition of assets of any Person which is an Affiliate solely by reason of such Person being controlled by Parent or any of its Subsidiaries and may make Investments in such Person, provided that such Acquisitions and Investments are (A) permitted under Section 9.5(e)(i) or 9.8 and (B) made upon fair and reasonable terms no less favorable (taken as a whole) to Parent or such Subsidiary, as the case may be, than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate, (iv) Parent or any of its Subsidiaries may enter into any transaction required of it pursuant to (A) Section 9.8 or (B) the Great Escape Agreements, (v) Parent and its Subsidiaries may be parties to and may perform their respective obligations under the Shared Services Agreement and the Tax Sharing Agreement, (vi) Parent or any of its Subsidiaries may perform their duties and obligations under the Partnership Parks Agreements and (vii) Parent or any of its Subsidiaries may enter into or consummate any transaction permitted for it by Sections 9.3(b), 9.3(c), 9.3(d), 9.3(e), 9.3(f), 9.3(h), 9.3(i), 9.3(j), 9.3(k), 9.3(n), 9.3(o), 9.3(p), 9.3(r), 9.3(s), 9.3(t), 9.3(u), 9.4(b), 9.4(m), 9.4(j), 9.4(k), 9.4(l), 9.4(r)(ii), 9.4(v), 9.4(w), 9.4(aa), 9.5(a), 9.5(c)(iii), 9.5(c)(iv), 9.5(c)(v), 9.5(c)(ix), 9.5(c)(xi), 9.5(c)(xiii), 9.5(c)(xiv), 9.5(e)(ii), 9.6 (other than Section 9.6(d)), 9.8(a), 9.8(e), 9.8(f), 9.8(g), 9.8(h), 9.8(i), 9.8(j), 9.8(k), 9.8(l), 9.8(m), 9.8(n), 9.8(o), 9.8(p), 9.8(q), 9.8(s), 9.8(t), 9.8(u), 9.8(v), 9.8(w), 9.8(y), 9.8(aa), 9.8(bb), 9.8(cc) or 9.8(dd).
9.11.    Changes in Fiscal Periods. Permit the fiscal year of Parent, Holdings or the Borrower to end on a day other than December 31 or change Parent’s, Holdings’ or the Borrower’s method of determining fiscal quarters.
9.12.    Certain Restrictions. Enter into, after the date hereof, any indenture, agreement, instrument or other arrangement that, directly or indirectly, prohibits or restrains, or has the effect of prohibiting or restraining, or imposes materially adverse conditions upon, the payment of Indebtedness owed by a Subsidiary to any Loan Party, the granting of Liens by any Loan Party for the benefit of Administrative Agent and the Lenders, the declaration or payment of dividends, the making of loans, advances or Investments or the sale, assignment, transfer or other disposition of Property to any Loan Party, other than any such prohibition or restraint (a) set forth in any agreement providing for the disposition of Property (so long as such prohibition or restraint relates only to the Property to be disposed of), (b) set forth in any of the Loan Documents or pursuant to the Refinancing Term Loans, any Incremental Amendment, any Replacement Revolving Facility or the Refinancing Notes, or

any Indenture, or set forth in documentation evidencing Indebtedness pursuant to Section 9.3(c), (n), (o), (p) or (t) (in each case so long as such prohibition or restraint is in the good faith judgment of Parent, upon market terms (taken as a whole) for comparable Indebtedness incurred by comparable entities, and so long as such prohibition or restraint (i) is not more restrictive (taken as a whole) than the similar prohibition or restraint set forth in the Loan Documents or (ii) except with respect to Sections 9.3(c) and (n), the Borrower has made a good faith determination that such restrictions will not affect its obligation or ability to make any payments hereunder, or any other document relating to any existing Indebtedness or any Indebtedness referred to in Section 9.3(b), 9.3(g) (solely to the extent relating to the Property subject to such Purchase Money Indebtedness or Capital Lease Obligation), 9.3(h) (solely to the extent relating to the Property subject to such Indebtedness) and 9.3(m) (and any comparable prohibitions or restraints in any document governing any Indebtedness incurred to refinance any of the foregoing, so long as such prohibitions or restraints (taken as a whole) are, in the good faith judgment of Parent, not materially more restrictive than those applicable to the Indebtedness being refinanced), (c) set forth in any Real Property lease agreement, licenses, joint venture agreements, contracts entered into in the ordinary course of business to the extent that such prohibition or restraint relates only to the Property which is the subject of such instrument and could not reasonably be expected to result in a Material Adverse Effect, (d) set forth in any instrument relating to a Permitted Lien, so long as such prohibitions or restraints relate only to the Property encumbered by such Permitted Lien and (e) set forth in any Contractual Obligation with respect to (i) negative pledges and restrictions on Liens in favor of any holder of Indebtedness permitted under Section 9.3(b), 9.3(g) and 9.3(h) but solely to the extent any negative pledge relates to the property financed by or the subject of such Indebtedness, (ii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest, and (iii) customary provisions restricting assignment or transfer of any agreement entered into in the ordinary course of business. Notwithstanding the foregoing, Parent and its Subsidiaries shall not enter into or permit to exist any contract, agreement or other arrangement that would prevent Parent and its Subsidiaries from granting a Partnership Parks Lien to secure the Obligations, except for the Partnership Parks Agreements and replacement agreements having a substantially similar purpose to the Partnership Parks Agreements.
9.13.    Lines of Business. Engage to any substantial extent in any line or lines of business activity other than the business of owning and operating amusement and attraction parks, and businesses related, ancillary or complementary thereto and the businesses and activities related thereto more fully described on Schedule 9.13 attached hereto.

9.14.    Modifications of Certain Documents. Consent to any modification, supplement or waiver of:

(a)its articles of incorporation or by-laws (or similar constituent documents) in any manner materially adverse to the Lenders, or

(b)the Partnership Parks Agreements in any manner materially adverse to the Lenders.

9.15.    Limitation on Activities of Parent and Holdings. (a) In the case of Holdings, conduct, transact or otherwise engage in any business or operations other than those incidental to (i) its ownership of the Capital Stock of the Borrower and PP Data Services Inc., (ii) the maintenance of its legal existence (including the ability to incur fees, costs and expenses relating to such maintenance), (iii) the performance of its obligations in the Loan Documents, the Senior Notes and the Partnership Parks Agreements, or (iv) not otherwise prohibited by the Loan Documents; provided that, notwithstanding anything herein to the contrary, Holdings may not (1) make any Acquisitions (except as expressly contemplated by Section 9.5(b)(ii) in connection with Investments permitted by clause (2) below only), (2) make any Investments except as expressly contemplated by Sections 9.8(a), (b), (c), (e)(i), (g), (h), (k), (m), (n), (o), (p), (r) (in connection with Indebtedness permitted under Section 9.3(n)(ii) only), (s), (t) (with respect to Sections 9.5(b)(ii) in connection with Investments permitted by this clause (2) only, (u), (v), (w), (x), (y), (z), (aa), (bb) and (cc), (3) create any Subsidiaries that are not Subsidiaries of Borrower or any of its Subsidiaries or (4) own any operating entity other than Borrower or act as an operating entity.

(b)In the case of Parent, conduct, transact or otherwise engage in any business other than those incidental to (i) its ownership of the Capital Stock of its Subsidiaries and the parks subject to the Partnership Parks Agreements, (ii) the maintenance of its legal existence (including the ability to incur fees, costs and expenses relating to such maintenance), (iii) its status as a publicly traded company or public filer or as a member of the consolidated group of Parent and its Subsidiaries (including the ability to participate in tax, accounting and other administrative matters or comply with laws relating thereto), (iv) the performance of its obligations in the Loan Documents, the Senior Notes and the Partnership Parks Agreements, (v) any public offering or other issuance of its Capital Stock or (vi) not otherwise prohibited by the Loan Documents; provided that, notwithstanding anything herein to the contrary, Parent may not (1) make any Acquisitions (except as expressly contemplated by Sections 9.5(b)(ii) in connection with Investments permitted by clause (2) below only, 9.5(b)(iii) in connection with the Partnership Parks Entities only), (2) make any Investments except as expressly contemplated by Sections 9.8(a), (b), (c), (d), (e)(i), (f), (g), (h), (k), (l)(ii), (m), (n), (p), (r) (in connection with Indebtedness permitted under Section 9.3(i) and (n)(ii) only), (s), (t) (with respect to Sections 9.5(b)(ii) in connection with Investments permitted by this clause (2) only, 9.5(b)(iii) in connection with the Partnership Parks Entities only), (v), (w), (x), (z), (aa), (bb), (cc) and (dd), (3) create any Subsidiaries that are not either Subsidiaries of the Borrower or the Partnership Parks Entities or (4) own any operating entity other than the Borrower and its Subsidiaries and the Partnership Parks Entities or act as an operating entity (provided that nothing in this Section 9.15(b) shall limit the ability of Parent to enter into sponsorship agreements, licensing agreements, management agreements, supply agreements or other similar agreements in the ordinary course of business).

9.16.    Limitation on Hedging Agreements. Enter into any Hedging Agreement other than Hedging Agreements entered into for the purpose of mitigating risks to which Parent and its Subsidiaries have actual exposure and not for speculative purposes, in respect of interest rates or foreign exchange rates.

9.17.    Designation of Subsidiaries. Designate (i) any Person as an Unrestricted Entity or (ii) any Unrestricted Entity as a Subsidiary of Parent, Holdings, Borrower or any of their respective Subsidiaries; except that Parent may at any time designate any Person (other than Parent, Holdings or Borrower) as an Unrestricted Entity or, to the extent otherwise meeting the definition of “Subsidiary,” any Unrestricted Entity as a Subsidiary of Parent, Holdings, Borrower or any of their respective Subsidiaries provided that at the time of such designation (and in the case of clause (c), (e), and (g) below, at all times thereafter):

(a)immediately before and after such designation, no Event of Default shall have occurred and be continuing or shall be caused thereby;
(b)immediately after giving effect to such designation on a Pro Forma Basis, Borrower shall be in compliance with the covenants set forth in Section 9.1 and Section 9.2 as of the relevant Measurement Period;
(c)any designation of a person as an Unrestricted Entity shall be deemed an Investment under Section 9.8 (at the election of Parent) in an amount equal to the fair market value immediately prior to such designation of the aggregate interest of Parent and its Subsidiaries in the person so designated;
(d)with respect to any person to be designated as an Unrestricted Entity, (i) no Loan Party (other than the person to be designated or any Subsidiary thereof) has any direct or indirect obligation to subscribe for additional Capital Stock of the person to be designated or to maintain or preserve such person’s financial condition or to cause such person to achieve any specified levels of operating results (provided that for the avoidance of doubt, this clause (i) shall not prohibit arms-length services agreements between a Loan Party and an Unrestricted Entity) and (ii) such Unrestricted Entity shall not own any Capital Stock of Parent or any of its Subsidiaries;
(e)upon the designation of any Unrestricted Entity as a Subsidiary in accordance with this Section 9.17, any outstanding Indebtedness or Liens of such Subsidiary must comply with Section 9.3 and Section 9.4, respectively, and Parent and such Subsidiary shall comply with Section 8.6 with respect to such Subsidiary;
(f)no Partnership Parks Entity may be designated as an Unrestricted Entity;
(g)no person may be designated as an Unrestricted Entity more than once without the prior written consent of the Administrative Agent; and
(h)no Subsidiary that exists on the Closing Date may be designated as an Unrestricted Entity.
Any such designation shall be evidenced by (i) providing notice to the Administrative Agent of the copy of the resolution of the Board of Directors of Borrower (or duly authorized committee thereof) giving effect to such designation and (ii) delivering to the Administrative Agent a certificate of a Responsible Officer of the Borrower certifying that such designation complies with the foregoing requirements.
SECTION 10. EVENTS OF DEFAULT
If any of the following events shall occur and be continuing:

(a)the Borrower shall default in the payment when due in accordance with the terms hereof of any principal of any Loan or Reimbursement Obligation, or shall default for five or more Business Days in the payment when due of any interest on any Loan or Reimbursement Obligation or any fee or any other amount payable by it hereunder or under any other Loan Document;

(b)any representation, warranty or certification made or deemed made herein or in any other Loan Document by Parent or any Loan Party, or any certificate furnished to any Lender or the Administrative Agent pursuant to the provisions hereof or thereof, shall prove to have been false or misleading as of the time made or furnished in any material respect;
(c)(i) Parent, Holdings or the Borrower shall default in the performance of any of its obligations under any of Section 8.2(a); provided that the delivery of a notice of a Default (but not an Event of Default) at any time will cure any Event of Default arising from the failure to timely deliver a notice of such Default pursuant to Section 8.2(a), Section 8.3(a)(i) (with respect to Parent, Holdings or Borrower) or Section 9 of this Agreement or (ii) an “Event of Default” under and as defined in any Mortgage shall have occurred and be continuing;
(d)any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in clause (a), (b) or (c) of this Section 10) or any other Loan Document and such failure shall continue unremedied for a period of 30 days after written notice thereof to the Borrower by the Administrative Agent or the Required Lenders (through the Administrative Agent);
(e)any Loan Party shall default in the payment when due of any principal of or interest on any of its Indebtedness (excluding the Loans) aggregating $25,000,000 or more or any Loan Party shall default in the payment when due of any amount aggregating $25,000,000 or more under any Hedging Agreement (in each case after the expiration of all applicable grace periods) provided further that such default shall only be an Event of Default (i) to the extent such default is unremedied and is not waived by the holders of such Indebtedness or (ii) the Secured Parties (as defined in the Guarantee and Collateral Agreement) have accelerated the Loans or commenced exercising remedies under the Loan Documents prior to such remedy or waiver;
(f)any event specified in any note, agreement, indenture or other document evidencing or relating to any Indebtedness aggregating $25,000,000 or more (other than Indebtedness under the Loan Documents) of any Loan Party shall occur if the effect of such event is to cause, or (with the giving of any notice or the lapse of time or both) to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, such Indebtedness to become due, or to be prepaid in full (whether by redemption, purchase, offer to purchase or otherwise), prior to its stated maturity or any event specified in any Hedging Agreement shall occur if the effect of such event is to cause, or (with the giving of any notice or the lapse of time or both) to permit, termination or liquidation payment or payments aggregating $25,000,000 or more to become due, provided that this clause shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of Property securing such Indebtedness, if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness; provided further that that such default shall only be an Event of Default (i) to the extent such default is unremedied and is not waived by the holders of such Indebtedness or (ii) the Secured Parties (as defined in the Guarantee and Collateral Agreement) have accelerated the Loans or commenced exercising remedies under the Loan Documents prior to such remedy or waiver;
(g)a proceeding or case shall be commenced, without the application or consent of Parent, Holdings, the Borrower or any Material Subsidiary, in any court of competent jurisdiction, seeking (i) its reorganization, liquidation, dissolution, arrangement or winding-up, or the composition or readjustment of its debts, (ii) the appointment of a receiver, custodian, trustee, examiner, liquidator or the like of Parent, Holdings, the Borrower or such Material Subsidiary or of all or any substantial part of its Property, or (iii) similar relief in respect of Parent, Holdings, the Borrower or such Subsidiary under any law relating to bankruptcy, insolvency, reorganization, winding-up, or composition or adjustment of debts, and such proceeding or case shall continue undismissed, or an order, judgment or decree approving or ordering any of the foregoing shall be entered and continue unstayed and in effect, for a period of 60 or more days; or an order for relief against Parent, Holdings, the Borrower or any Subsidiary shall be entered in an involuntary case under the Bankruptcy Code or any other applicable bankruptcy, insolvency or similar laws;
(h)Parent, Holdings, the Borrower or any Material Subsidiary shall (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, examiner or liquidator of itself or of all or any substantial part of its Property, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the Bankruptcy Code or any other applicable bankruptcy, insolvency or similar laws, (iv) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, liquidation, dissolution, arrangement or winding-up, or composition or readjustment of debts, (v) fail to controvert in a timely and appropriate manner, or acquiesce in writing to, any petition filed against it in an involuntary case under the Bankruptcy Code or any other applicable bankruptcy, insolvency or similar laws or take any corporate action for the purpose of effecting any of the foregoing;

(i)Parent, Holdings, the Borrower or any Subsidiary shall admit in writing its inability to pay its debts as such debts become due;
(j)a final judgment or judgments for the payment of money of $25,000,000 or more in the aggregate (exclusive of judgment amounts to the extent covered by insurance or indemnification of creditworthy third parties that have not denied such insurance or indemnification) shall be rendered by one or more courts, administrative tribunals or other bodies having jurisdiction against Parent, Holdings, the Borrower or any Subsidiary and the same shall not be discharged (or provision shall not be made for such discharge), or a stay of execution thereof shall not be procured, within 60 days from the date of entry thereof, and Parent, Holdings, the Borrower or the relevant Subsidiary shall not, within such period of 60 days, or such longer period during which execution of the same shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal;
(k)(i) an ERISA Event shall have occurred, (ii) a trustee shall be appointed by a United States district court to administer any Plan, (iii) the PBGC shall institute proceedings to terminate any Plan or Plans, (iv) Parent, Holdings, the Borrower, any Subsidiary or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that it has incurred or will be assessed Withdrawal Liability to such Multiemployer Plan and such entity does not have reasonable grounds for contesting such Withdrawal Liability or is not contesting such Withdrawal Liability in a timely and appropriate manner, or (v) Parent, Holdings, the Borrower, any Subsidiary or any ERISA Affiliate shall engage in any “prohibited transaction” as defined in Section 406 of ERISA or Section 4975 of the Code involving any Plan and in each case in clauses (i) through (v) above, such event or condition, together with all other such events or conditions, if any, could reasonably be expected to have a Material Adverse Effect;
(l)any one or more of the following shall occur and be continuing:
(i)any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”), other than the Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the voting stock of Parent (for purposes of calculating the voting stock held by a group, the voting stock beneficially owned by a Permitted Holder shall be excluded to the extent such Permitted Holder is part of such group);
(ii)during any period of two consecutive years (commencing immediately following the Closing Date), individuals who at the beginning of such period constituted the board of directors of Parent (together with any new directors whose election by such board of directors or whose nomination for election by Parent’s shareholders was approved by a vote of a majority of Parent’s directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of Parent’s directors then in office;
(iii)any change in control with respect to Parent (or similar event, however denominated) shall occur under and as defined in any Indenture or other agreement in respect of Indebtedness in an aggregate principal amount of at least $25,000,000 to which Parent or any of its Subsidiaries is a party;
(iv)Parent shall cease to own directly or indirectly 100% of the Capital Stock of the Borrower; or
(v)Parent shall transfer its direct interest in GP Holdings Inc., a Delaware corporation, to any of its Subsidiaries.
(m)(i) any Security Document, after delivery thereof pursuant to Section 7.1 or 8.6, shall for any reason (other than pursuant to the terms hereof or thereof) cease to create a valid and perfected lien or any Loan Party shall so assert, with the priority required by the Security Documents (or other security purported to be created on the applicable Collateral) on and security interest in any material portion of the Collateral purported to be covered thereby, subject to Permitted Liens, except to the extent that any such loss of perfection or priority results from the failure of the Administrative Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Security Documents or to file Uniform Commercial Code continuation statements or take other required actions and (ii) the Guarantee contained in Section 2 of the Guarantee and Collateral Agreement shall cease, for any reason, to be in full force and effect or any Loan Party shall so assert;

(n)(i) a “Default” under any of the Partnership Parks Agreements shall have occurred and be continuing that would permit either (A) SFOG II, Inc. to be removed as the general partner of Six Flags Over Georgia II, L.P., a Delaware limited partnership, or (B) Six Flags Over Texas, Inc. to be removed as the general partner of Texas Flags, Ltd., a Texas limited partnership, or (ii) a “Triggering Default” under the Subordinated Indemnity Agreement shall have occurred and be continuing; provided however that solely for purposes of this Section 10(n), “Default” shall mean an Overall Agreement Payment Default, a Partnership Minimum Amount Distribution Default, a Lease Payment Default or Another Material Default (in each case as defined under the applicable partnership park limited partnership agreement);
(o)Parent or any of its Subsidiaries, including any Partnership Parks Entity, shall breach or otherwise default under any of its obligations under Section 6.1.18 of the Subordinated Indemnity Agreement (as in effect on the date hereof, without giving effect to any amendment, modification, or termination thereof, and without giving effect to any consent or waiver given by any party thereto in connection therewith). For this purpose, the terms Georgia Acquisition Subsidiaries Guarantee, the Texas Acquisition Subsidiaries Guarantee, Capital Improvement Loan, and Acquisition Company Credit Agreement as used in such Section 6.1.18 shall mean such agreements and transactions as in effect on the date hereof.
then, and in any such event, (A) if such event is an Event of Default specified in clause (g) or (h) above, automatically the Commitments shall immediately terminate and the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including, without limitation, all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) shall immediately become due and payable, and (B) if such event is any other Event of Default, then, any or all of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, exercise any remedy with respect to the Collateral provided for in any Security Document and (ii) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Borrower, declare the Revolving Credit Commitments to be terminated forthwith, whereupon the Revolving Credit Commitments shall immediately terminate, and declare the Loans hereunder (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents (including, without limitation, all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder) to be due and payable forthwith, whereupon the same shall immediately become due and payable. In the case of all Letters of Credit with respect to which presentment for honor shall not have occurred at the time of an acceleration pursuant to this paragraph, the Borrower shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit. Amounts held in such cash collateral account shall be applied by the Administrative Agent to the payment of drafts drawn under such Letters of Credit, and the unused portion thereof after all such Letters of Credit shall have expired or been fully drawn upon, if any, shall be applied to repay other obligations of the Borrower hereunder and under the other Loan Documents. After all such Letters of Credit shall have expired or been fully drawn upon, all Reimbursement Obligations shall have been satisfied and all other obligations of the Borrower hereunder and under the other Loan Documents shall have been paid in full, the balance, if any, in such cash collateral account shall be returned to the Borrower (or such other Person as may be lawfully entitled thereto).
SECTION 11. THE AGENTS

11.1.    Appointment. Each Lender hereby irrevocably designates and appoints the Agents as the agents of such Lender under this Agreement and the other Loan Documents, and each Lender irrevocably authorizes each Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to such Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary elsewhere in this Agreement, no Agent shall have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against any Agent.
11.2.    Delegation of Duties. Each Agent may execute any of its duties under this Agreement and the other Loan Documents by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. No Agent shall be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it in good faith with reasonable care.
11.3.    Exculpatory Provisions. Neither any Agent nor any of its officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such Person under or in connection with this Agreement or any other Loan Document (except for its own gross negligence, bad faith or willful misconduct to the extent determined by a final and nonappealable decision of a court of competent jurisdiction) or (b) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Agents under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder. The Agents shall not be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.
11.4.    Reliance by Agents. Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any instrument, writing, resolution, notice, consent, certificate, affidavit, letter, telecopy, telex, electronic mail or teletype message, statement, order or other document or conversation reasonably believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons and upon advice and statements of legal counsel (including, without limitation, counsel to the Loan Parties), independent accountants and other experts selected by such Agent. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless such Note shall have been transferred in accordance with Section 12.6 and all actions required by such Section in connection with such transfer shall have been taken. Each Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement) (including without limitation with respect to the determination of which Lenders, if any, are Defaulting Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.
11.5.    Notice of Default. No Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default hereunder unless such Agent shall have received notice from a Lender, Parent, Holdings or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default”. In the event that the Administrative Agent shall receive such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders or any other instructing group of Lenders specified by this Agreement); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.
11.6.    Non-Reliance on Agents and Other Lenders. Each Lender expressly acknowledges that neither any of the Agents nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by any Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender. Each Lender represents to the Agents that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, operations, Property, financial and other condition and creditworthiness of the Loan Parties and their affiliates and made its own decision to make its Loans hereunder and enter into this Agreement. Each Lender also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, Property, financial and other condition and creditworthiness of the Loan Parties and their affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, no Agent shall have any duty or responsibility to provide any Lender with any credit or other information concerning the Business, Property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of such Agent or any of its officers, directors, employees, agents, attorneys-in-fact or affiliates.
11.7.    Indemnification. To the extent of the amounts that the Borrower is required to pay or reimburse under this Agreement to the applicable Agent (and its Affiliates, directors, employees, agents and attorneys), in its capacity as such, but the Borrower fails to pay such amounts, the Lenders agree to indemnify each Agent (and its Affiliates, directors, employees, agents and attorneys) in its capacity as such (to the extent not reimbursed by Parent, Holdings or the Borrower and without limiting the obligation of Parent, Holdings or the Borrower to do so), ratably according to their respective Aggregate Exposure Percentages in effect on the date on which indemnification is sought under this Section (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with such Aggregate Exposure Percentages immediately prior to such date), for, and to save each Agent harmless from and against, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (including, without limitation, at any time following the payment of the Loans) be imposed on, incurred by or asserted against such Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent under or in connection with any of the foregoing; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent’s gross negligence or willful misconduct. The Administrative Agent shall have the right to deduct any amount owed to it by any Lender under this Section from any payment made by it to such Lender hereunder. The agreements in this Section shall survive the payment of the Loans and all other amounts payable hereunder.
11.8.    Agent in Its Individual Capacity. Each Agent and its affiliates may make loans to, accept deposits from and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent. With respect to its Loans made or renewed by it and with respect to any Letter of Credit issued or participated in by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.
11.9.    Successor Agents and Other Persons. (a) The Administrative Agent may resign as Administrative Agent upon 10 Business Days’ notice to the Lenders and the Borrower. If the Administrative Agent is a Defaulting Lender, the Borrower may remove such Defaulting Lender from such role upon 15 days’ notice to the Lenders. If the Administrative Agent shall resign or be removed as Administrative Agent under this Agreement and the other Loan Documents, then the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, which successor agent shall (unless an Event of Default under Section 10(g), (h) or (i) with respect to Parent, Holdings or the Borrower shall have occurred and be continuing) be subject to approval by the Borrower (which approval shall not be unreasonably withheld or delayed), whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent, and the term “Administrative Agent” shall mean such successor agent effective upon such appointment and approval, and the former Administrative Agent’s rights, powers and duties as Administrative Agent shall be terminated, without any other or further act or deed on the part of such former Administrative Agent or any of the parties to this Agreement or any holders of the Loans. If no successor agent has accepted appointment as Administrative Agent by the date that is 10 Business Days following a retiring Administrative Agent’s notice of resignation or a Borrower's notice of removal, as applicable, the retiring Administrative Agent’s resignation or removal shall nevertheless thereupon become effective, and the Lenders shall assume and perform all of the duties of the Administrative Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. After any retiring or removed Agent’s resignation or removal as Agent, the provisions of this Section 11 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents.
(a)Any Issuing Lender may resign at any time by giving 10 Business Days’ prior notice to the Administrative Agent, the Lenders and the Borrower. After the resignation of an Issuing Lender hereunder, the retiring Issuing Lender shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Lender under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation, but shall not be required to issue additional Letters of Credit or to extend, renew or increase any existing Letter of Credit. If Wells Fargo Bank, National Association resigns as an Issuing Lender and Wells Fargo Bank, National Association is at such time the Administrative Agent hereunder, then the consent of Wells Fargo Bank, National Association as Administrative Agent for the addition of a new Issuing Lender hereunder as set forth in clause (b) of the definition of “Issuing Lender” shall not be required.

(b)The Swing Line Lender may resign at any time by giving 10 Business Days’ prior notice to the Administrative Agent, the Lenders and the Borrower. After the resignation of the Swing Line Lender hereunder, the retiring Swing Line Lender shall remain a party hereto and shall continue to have all the rights and obligations of a Swing Line Lender under this Agreement and the other Loan Documents with respect to Swing Line Loans made by it prior to such resignation, but shall not be required to make any additional Swing Line Loans. From and after the resignation of the Swing Line Lender, the Borrower may designate one of the Revolving Credit Lenders as the Swing Line Lender subject to the consent of such Revolving Credit Lender and notification to the Lenders, and such replacement Swing Line

Lender shall have the rights and obligations of the Swing Line Lender hereunder with respect to Swing Line Loans made by such replacement Swing Line Lender.

11.10.    Authorization to Release Liens and Guarantees. The Administrative Agent is hereby irrevocably authorized by each of the Lenders to effect any release of Liens or guarantee obligations contemplated by Section 12.16.

11.11.    The Arranger, Joint Bookrunners, Co-Syndication Agents and Co-Documentation Agents. Neither the Arranger, nor the Joint Bookrunners, nor the Co-Syndication Agents, nor the Co-Documentation Agents, in their respective capacities as such, shall have any duties or responsibilities, and in their capacities as such, none of them shall incur any liability, under this Agreement and the other Loan Documents.

11.12.    Withholding Taxes. To the extent required by any Requirement of Law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. If the U.S. Internal Revenue Service or any other Governmental Authority asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Administrative Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding Tax ineffective or for any other reason, or if the Administrative Agent reasonably determines that a payment was made to a Lender pursuant to this Agreement without deduction of applicable withholding tax from such payment, such Lender shall indemnify the Administrative Agent fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this Section 11.12. The agreements in this Section 11.12 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender.

11.13.    Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party or Subsidiary of any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a)to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Lenders and the Agents (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Lenders and the Administrative Agent under Sections 4.3, 5.2 and 12.5) allowed in such judicial proceeding; and

(b)to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each Issuing Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their agents and counsel, and any other amounts due the Agents under Sections 4.3, 5.2 and 12.5.

SECTION 12. MISCELLANEOUS

12.1.    Amendments and Waivers. Neither this Agreement or any other Loan Document, nor any terms hereof or thereof, may be amended, supplemented or modified except in accordance with the provisions of this Section 12.1. The Required Lenders and each Loan Party party to the relevant Loan Document may, or (with the written consent of the Required Lenders) the Administrative Agent and each Loan Party party to the relevant Loan Document may, from time to time, (i) enter into written amendments, supplements or modifications hereto and to the other Loan Documents (including amendments and restatements hereof or thereof) for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (ii) waive, on such terms and conditions as may be specified in the instrument of waiver, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall:

(a)in each case without the consent of each Lender directly and adversely affected thereby:
(i)(1) forgive the principal amount or extend the final scheduled date of maturity or termination of any Loan, Commitment or Reimbursement Obligation;
(2)extend the scheduled date or decrease the amount of any amortization payment in respect of any Loan (it being understood that the waiver of (or amendment to the terms of) any mandatory prepayment of the Loans shall not constitute a postponement of any date scheduled for the payment of principal or interest);
(3)reduce the stated rate of any interest or fee payable hereunder or extend the scheduled date of any payment thereof (it being understood that only the consent of the Required Lenders shall be necessary to amend the default rate of interest set forth in Section 5.8(c) or to waive any obligation of the Borrower to pay interest or letter of credit fees at such default rate);
(4)increase the amount or extend the expiration date of any Commitment of any Lender (it being understood that a waiver of any condition precedent set forth in Section 7.2 or the waiver of any Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an extension or increase of any Commitment of any Lender); or
(5)amend, modify or waive the application of the proceeds from any realization or recovery on the Collateral;
(ii)amend, modify or waive any provision of this Section or reduce any percentage specified in the definition of Required Lenders, consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, release all or substantially all of the Collateral, release Parent as a Guarantor or release all or substantially all of the aggregate value of the Guarantees of the Obligations, in each case without the consent of all Lenders (in each case, except as permitted by any Loan Document);
(iii)amend, modify or waive any provision of Section 11, or any other provision affecting any Agent or Arranger without the consent of such Agent or Arranger directly and adversely affected thereby;
(iv)amend, modify or waive any provision of Sections 3.3(b), 4.9, 4.10 or 5.20, without the written consent of the Swing Line Lender;
(v)amend, modify or waive any provision of Section 5.11(a), (b) or (c) or Section 12.7(a) without the consent of each Lender directly and adversely affected thereby;
(vi)amend, modify or waive any provision of Section 3.3(b), Section 4, 5.20 or 5.21(c) without the consent of the Issuing Lender;
(vii)the L/C Commitment may be increased with the consent of the Revolving Credit Lenders (other than Defaulting Lenders) holding more than 50% of the Total Revolving Credit Commitments then in effect or, if the Revolving Credit Commitments have been terminated, the Total Revolving Extensions of Credit then outstanding (the “Required Revolving Lenders”), each Issuing Lender and the Administrative Agent; provided that, notwithstanding the foregoing, no Issuing Lender's Letter of Credit Commitment may be increased without the consent of such Issuing Lender; and

(viii)the Swing Line Commitment may be increased with the consent of the Required Revolving Lenders, the Swing Line Bank and the Administrative Agent.

Any such waiver and any such amendment, supplement or modification effected pursuant to the foregoing shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, Parent, the Lenders, the Administrative Agent and all future holders of the Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon. Any such waiver, amendment, supplement or modification shall be effected by a written instrument signed by the parties required to sign pursuant to the foregoing provisions of this Section; provided, that delivery of an executed signature page of any such instrument by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart thereof. Notwithstanding anything to the contrary in this Section 12.1, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that as set forth in Section 5.20.
Notwithstanding anything to the contrary contained in this Section 12.1, (a) this Agreement and the other Loan Documents may be amended with the consent of the Administrative Agent, which consent it may withhold in its sole discretion or with respect to which consent the Administrative Agent may in its sole discretion seek the consent of the Required Lenders, at the reasonable request of the Borrower without the need to obtain the consent of any other Lender if such amendment is delivered in order to cure any ambiguity, conflict or defect in the Loan Documents, (b) in the event that the Borrower requests that this Agreement be modified or amended in a manner that would require the unanimous consent of all of the Lenders or all of the directly and adversely affected Lenders and such modification or amendment is agreed to by the Required Lenders, then with the consent of the Borrower and the Required Lenders the Borrower and the Required Lenders shall be permitted to amend the Agreement without the consent of the Non-Consenting Lenders to provide for (i) the termination of the Commitment of each Non-Consenting Lender that are (w) Revolving Credit Lenders, (x) Tranche B Term Loan Lenders or other Lenders of Term Loans or (y) all three, at the election of the Borrower, (ii) the addition to this Agreement of one or more other financial institutions (each of which shall be a Lender, an affiliate of a Lender or an Approved Fund), or an increase in the Commitment of one or more of the Required Lenders or Lenders (with the written consent thereof), so that the total Commitment after giving effect to such amendment shall be in the same amount as the total Commitment immediately before giving effect to such amendment, (iii) if any Loans are outstanding at the time of such amendment, the making of such additional Loans by such new financial institutions or Required Lender or Lenders, as the case may be, as may be necessary to repay in full, at par, the outstanding Loans of the Non-Consenting Lenders immediately before giving effect to such amendment (such par payment to include principal, interest, fees, any premiums required hereunder and other payment obligations owed to such Non-Consenting Lender to the extent such Non-Consenting Lender has, in good faith, advised the buyer of its Loans of the amount of the same in writing) together with and (iv) such other modifications to this Agreement as may be appropriate to effect the foregoing clauses (i), (ii) and (iii) and (c) this Agreement and the other Loan Documents may be amended (or amended and restated) without the consent of the Required Lenders (or any other Lender) as otherwise explicitly set forth herein (including to effect amendments (including amendments and restatements), supplements or other modifications to this Agreement and the other Loan Documents as may be necessary or appropriate to effect the provisions of Sections 2.4, 2.5, 3.3, 3.4 or 5.21).
12.2.    Notices. Unless otherwise expressly provided herein, all notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy or electronic mail), and shall be deemed to have been duly given or made when delivered, or three Business Days after being deposited in the mail, postage prepaid, or, in the case of telecopy, when sent and receipt has been confirmed by telephone or electronic mail, addressed (i) in the case of Parent, Holdings, the Borrower, the Administrative Agent and the Issuing Lenders as set forth below, (ii) in the case of the Lenders, as set forth in an administrative questionnaire delivered to the Administrative Agent or on Schedule I to the Lender Addendum to which such Lender is a party or, in the case of a Lender which becomes a party to this Agreement pursuant to an Assignment and Acceptance, in such Assignment and Acceptance or pursuant to such agreement pursuant to which such Lender becomes a party hereto (i.e., an Incremental Amendment) or (iii) in the case of any party, to such other address as such party may hereafter notify to the other parties hereto:

Parent or Holdings	c/o Six Flags Operations Inc. 924 Avenue J East, Grand Prairie, Texas 75050 Attention: Chief Financial Officer Telecopy: 972-606-0275 Electronic Mail: jmDuffey@sftp.com Telephone: 972-595-5176

with a copy to:	Six Flags Operations Inc. 924 Avenue J East, Grand Prairie, Texas 75050 Attention: General Counsel Telecopy: 972-595-5175 Electronic Mail: lBalk@sftp.com Telephone: 972-595-5192

The Borrower:	Six Flags Theme Parks Inc. c/o Holdings, as set forth above

with a copy to, with respect to Sections 5.13(f), 5.13(g), 12.6(b)(ii) and 12.6(c)(ii):	Andrews Kurth LLP 450 Lexington Avenue New York, New York 10017 Attention: Andrew Feiner Telecopy: 212.813.8170 Electronic Mail: andyfeiner@andrewskurth.com Telephone: 212.850.2883

The Administrative Agent:
Wells Fargo Bank, National Association
MAC D1109-019
1525 West W.T. Harris Blvd.
Charlotte, North Carolina 28262
Attention: Hunter Holland
Telephone No.: (704)590-2723
Facsimile No.: (704)715-0017
Email: agencyservices.requests@wellsfargo.com

with a copy to:
Wells Fargo Bank, National Association
MAC T9216-230
1445 Ross Avenue, Suite 2320
Dallas, TX 75202
Attention: Reginald M. Goldsmith III
Telephone No.: 214.661.1224
Facsimile No.: 214.969.0371
Email: Reginald.M.Goldsmith@wellsfargo.com

Issuing Lender:	As notified by such Issuing Lender to the Administrative Agent and the Borrower
provided that any notice, request or demand to or upon the any Agent, the Issuing Lender or any Lender pursuant to Sections 2, 3 or 4, shall not be effective until received. The attorneys for any party may, but shall not be required to, give any notice on behalf of their respective client.
12.3.    No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of any Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.
12.4.    Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and other extensions of credit hereunder.
12.5.    Payment of Expenses; Indemnification. The Borrower agrees (a) to pay or reimburse the Administrative Agent and the Arranger for their reasonable and documented out-of-pocket costs and expenses incurred in connection with the syndication of the Facilities (including the charges of any Platform) and the Administrative Agent in connection with development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Loan Documents (whether or not such amendment, supplement or modification is completed) and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, limited to, in the case of counsel, all reasonable and documented out-of-pocket costs and expenses related to creating, perfecting or preserving any of the Liens contemplated hereby or by the other Loan Documents and all reasonable fees and disbursements and other charges of one primary counsel to the Administrative Agent (and one local counsel in each relevant jurisdiction (which, for the avoidance of doubt, may include each jurisdiction where a Mortgaged Property is located and, without duplication, each other jurisdiction where a Guarantor is organized)), (b) to pay or reimburse each Lender and the Administrative Agent for reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any such other documents (including in connection with any workout, restructuring or negotiations in respect thereof), limited to, in the case of counsel, the reasonable and documented out-of-pocket fees and disbursements of one primary counsel to the Lenders and the Administrative Agent (taken as a whole), one local counsel in each relevant jurisdiction and, in the case of an actual or potential conflict of interest, one additional counsel in each relevant jurisdiction for similarly situated Lenders), (c) to pay, indemnify, or reimburse the Administrative Agent for, and hold the Administrative Agent harmless from, any and all Other Taxes and (d) to pay, indemnify or reimburse each Lender, each Agent, each Issuing Lender, the Swing Line Lender, the Arranger, their respective affiliates, and their respective officers, directors, trustees, employees, partners, agents and controlling persons (each, an “Indemnitee”) for, and hold each Indemnitee harmless from and against, any and all other liabilities, obligations, actual losses, damages, penalties, actions, judgments, suits and reasonable and documented out-of-pocket costs, expenses or disbursements of any kind or nature whatsoever with respect to the arrangement, syndication, execution, delivery, enforcement, performance or administration of this Agreement and any of the other Loan Documents, including, without limitation, any of the foregoing relating to the use of proceeds of the Loans or any Environmental Claim, or the violation of, noncompliance with or liability under, any Environmental Law, applicable to the operations of Parent or any of its Subsidiaries or any of the Properties and the reasonable and documented out-of-pocket fees and disbursements and other charges of legal counsel (limited to one primary counsel to the Indemnitees (taken as a whole), one local counsel in each relevant jurisdiction and, in the case of an actual or potential conflict of interest, one additional counsel in each relevant jurisdiction for similarly situated Indemnitees) in connection with any of the foregoing or in connection with any claims, actions or proceedings commenced or threatened by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto and whether or not such matter is initiated by or against Parent, Holdings, Borrower or any of their respective Affiliates in connection with any of the foregoing (all the foregoing in this clause (d), collectively, the “Indemnified Liabilities”), in each case, without regard to the exclusive or contributory negligence of any Indemnitee; provided, that the Borrower shall have no obligation hereunder to an Indemnitee with respect to Indemnified Liabilities to the extent (i) such Indemnified Liabilities are found by a court of competent jurisdiction in a final non-appealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or of any affiliate, and any of their respective director, officer, trustee, partner, agent, controlling person or employee of such Indemnitee, (ii) such Indemnified Liabilities are found by a court of competent jurisdiction in a final non-appealable judgment to have resulted from a material breach by such Indemnitee of such Indemnitee’s or of any affiliate, and any of their respective director, officer, trustee, partner, agent, controlling person or employee of such Indemnitee, obligations hereunder, (iii) resulting from disputes solely among such Indemnitee and other Indemnitees (other than any claims (x) arising out of any act or omission of any Loan Party or any Affiliate of any Loan Party or (y) against any of the Arranger or any Agent or any Affiliate thereof acting in their capacity as Arranger or Agent) (iv) settled by such Indemnitee without Parent’s and Borrower’s consent (provided, however, if at any time an Indemnitee shall have requested in accordance with this Agreement that you reimburse such Indemnitee for legal or other expenses in connection with investigating, responding to or defending any claim, action or proceeding, Parent and the Borrower shall be liable, on a joint and several basis, for any settlement of any claim, action or proceeding effected without the written consent of Parent and the Borrower if (x) such settlement is entered into more than 30 days after receipt by Parent and the Borrower of such request for reimbursement and (y) Parent or Borrower shall not have reimbursed such Indemnitee in accordance with such request prior to the date of such settlement; provided further, that if any such claim, action or proceeding is settled with the written consent of Parent and Borrower, Parent and Borrower hereby agree, jointly and severally, to indemnify and hold harmless each Indemnitee from and against any and all actual Indemnified Liabilities by reason of such settlement in accordance herewith) , or (v) relate solely to a Release or threatened Release of Hazardous Materials at a Real Property first caused and first created after the Administrative Agent sells the respective Real Property pursuant to a foreclosure or has accepted a deed in lieu of foreclosure and resulting solely from acts by Persons other than the Loan Parties. This Section 12.5 shall not apply with respect to Taxes other than Other Taxes any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

To the fullest extent permitted by applicable law, each party hereto agrees that it shall not assert, and hereby waives, any claim against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof (provided that the foregoing shall not in any event limit the indemnity and reimbursement obligations set forth in this Section 12.5 to the extent that any such indirect, consequential or punitive damages are included in any third party claim for which an Indemnitee is entitled to indemnification or reimbursement pursuant to this Section 12.5). No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, except to the extent such damages have resulted from such Indemnitee’s gross negligence, bad faith or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction.
All amounts due under this Section shall be payable not later than 30 days after written demand therefor. Statements for amounts payable by the Borrower pursuant to this Section shall be submitted to the attention of the Chief Financial Officer (Telephone No. 212-652-9384) (Fax No. 212-354-3089), at the address of the Borrower set forth in Section 12.2, or to such other Person or address as may be hereafter designated by the Borrower in a written notice to the Administrative Agent. The agreements in this Section shall survive repayment of the Loans and all other amounts payable hereunder.
12.6.    Successors and Assigns; Participations and Assignments.

(a)The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any affiliate of the Issuing Lender that issues any Letter of Credit), except that (i) Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.
(b)(i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more assignees (other than a Disqualified Institution) (each, an “Assignee”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:
(A)the Borrower, provided that (x) no consent of the Borrower shall be required for an assignment to a Lender, an affiliate of a Lender, an Approved Fund (as defined below), (y) no consent of the Borrower shall be required if an Event of Default under Sections 10(a), (g), (h) or (i), with respect to Parent, Holdings or the Borrower has occurred and is continuing and (z) the Borrower shall be deemed to have consented to the relevant assignment if it has not objected to such assignment in writing to the Administrative Agent within ten Business Days after written notice thereof;
(B)the Administrative Agent, provided that no consent of the Administrative Agent shall be required for an assignment of all or any portion of a Loan or Commitment to the Borrower (in accordance with Section 12.6(b)(ii)(D) below) or a Lender, an affiliate of a Lender or an Approved Fund; and
(C)solely with respect to any assignment in respect of Revolving Credit Commitments, each Issuing Lender and the Swing Line Lender; provided that no consent of any Issuing Lender or the Swing Line Lender shall be required for an assignment of all or any portion of the Revolving Credit Commitments to another Revolving Credit Lender.
(ii)Assignments shall be subject to the following additional conditions:
(A)except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitments or Loans under any Facility, the amount of the Commitments or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 in the case of any Revolving Credit Commitments (or, in the case of the Term Loans, $1,000,000) unless each of the Borrower and the Administrative Agent otherwise consent, provided that (1) no such consent of the Borrower shall be required if an Event of Default under Sections 10(a), (g), (h) or (i) (with respect to Parent, Holdings or Borrower) has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates or Approved Funds, if any;
(B)(1) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500 (payable among the Lenders party to the Assignment and Acceptance to the Administrative Agent; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment) and any documents required by Section 5.13 to the extent not already delivered, (2) the assigning Lender shall have paid in full any amounts owing by it to the Administrative Agent and (3) the Administrative Agent shall have recorded such transfer in the Register;
(C)the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws; and
(D)the Assignee shall not be (x) a natural person, (y) Parent or any Subsidiary of Parent or (z) a Defaulting Lender; provided that the Borrower may, with respect to Term Loans, be an Assignee in connection with (1) an Auction or (2) open market purchases on non-pro rata purchases, subject to the following limitations: (A) the principal amount of such Term Loans, along with all accrued and unpaid interest thereon and all rights and obligations as a Lender related thereto, so assigned or transferred to the Borrower shall be deemed immediately and automatically cancelled and extinguished, without any further action on the part of the Borrower, any Lender, the Administrative Agent or any other Person, on the date of such assignment or transfer and the Borrower shall neither obtain nor have any rights as a Lender hereunder or under the other Loan Documents by virtue of such assignment, (B) the aggregate outstanding principal amount of Term Loans of the remaining Lenders shall reflect such cancellation and extinguishment of the Term Loans then held by the Borrower, (C) the Borrower shall promptly provide notice to the Administrative Agent of such assignment or transfer of such Term Loans, and the Administrative Agent, upon receipt of such notice, shall reflect the cancellation of the applicable Term Loans in the Register, (D) all parties to the relevant repurchases shall render customary “big-boy” disclaimer letters or any such disclaimers shall be incorporated into the terms of the Assignment and Assumption, (E) the Borrower shall not use the proceeds of any Revolving Credit Loans for any such assignment, and (F) the Borrower shall be deemed to have represented and warranted to the assigning Lender and the Administrative Agent that the requirements set forth in this Section 12.6(b)(ii)(D) shall have been satisfied upon consummation of the applicable assignment.
For the purposes of this Section 12.6, “Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an affiliate of a Lender or (c) an entity or an affiliate of an entity that administers or manages a Lender.
In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or sub-participations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit in accordance with its pro rata share. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.
(iii)Subject to acceptance and recording thereof pursuant to paragraph (b)(iv) below, from and after the effective date specified in each Assignment and Acceptance the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such

Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 5.12, 5.13, 5.14 and 12.5). An Assignee shall not be entitled to the benefits of Section 5.13 unless such Assignee complies with Section 5.13(f). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 12.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv)The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of and interest on the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”) and shall make such Register available for inspection by the Borrower from time to time upon reasonable prior notice. Without in any way limiting each Lender’s ability to sell participations as set forth in Section 12.6(c), the right and title to a Loan or L/C Obligation may be transferred only upon proper notation in the Register. The entries in the Register shall be conclusive, in the absence of manifest error and the Borrower, the Administrative Agent, the Issuing Lender and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection from time to time upon reasonable prior notice to the Administrative Agent by (i) the Borrower and (ii) any Lender (but only to the extent of entries in the Register that are applicable to such Lender). Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any participant or any information relating to a participant’s interest in any Commitments, Loans or its other obligations under this Agreement) except to the extent that the relevant parties, acting reasonably and in good faith, determine that such disclosure is necessary to establish that such Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(v)Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an Assignee, the Assignee’s completed administrative questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section and any written consent to such assignment required by paragraph (b) of this Section, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(c)(i) Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (C) the Borrower, the Administrative Agent, the Issuing Lender and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (D) the Participant shall not be (x) a natural person, (y) Parent or any of its Subsidiaries or (z) to the extent the list has been made available to all Lenders, a Disqualified Institution. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that requires the consent of each Lender directly and adversely affected thereby pursuant to clauses (a)(i), (ii) and (v) the proviso to the second sentence of Section 12.1. Subject to paragraph (c)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 5.12, 5.13 and 5.14 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.7(b) as though it were a Lender, provided such Participant shall be subject to Section 12.7(a) as though it were a Lender.

(ii)A Participant shall not be entitled to receive any greater payment under Section 5.12 or 5.13 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s written consent. Any Participant that is a Non-U.S. Lender shall not be entitled to the benefits of Section 5.13 unless such Participant complies with Section 5.13(f).

(d)Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other Person, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

(e)The Borrower, upon receipt of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in paragraph (d) above.

(f)If the Borrower wishes to replace the Loans or Commitments under any Facility with ones having different terms, it shall have the option, with the written consent of the Administrative Agent and subject to at least three Business Days’ advance notice to the Lenders under such Facility, instead of prepaying the Loans or reducing or terminating the Commitments to be replaced, to (i) require the Lenders under such Facility to assign such Loans or Commitments to the Administrative Agent or its designees and (ii) amend the terms thereof in accordance with Section 12.1. Pursuant to any such assignment, all Loans and Commitments to be replaced shall be purchased at par (allocated among the Lenders under such Facility in the same manner as would be required if such Loans were being optionally prepaid plus payment of any accrued interest and fees thereon, any amounts owing pursuant to Section 5.14, any premiums required hereunder and other payment obligations owed to such Lender to the extent such Lender has, in good faith, advised the Administrative Agent of the amount of the same in writing). By receiving such purchase price, the Lenders under such Facility shall automatically be deemed to have assigned the Loans or Commitments under such Facility pursuant to an Assignment and Acceptance, and accordingly no other action by such Lenders shall be required in connection therewith. The provisions of this paragraph are intended to facilitate the maintenance of the perfection and priority of existing security interests in the Collateral during any such replacement.

12.7.    Adjustments; Set-off. (a) Except to the extent that this Agreement provides for payments to be allocated to a particular Lender or to the Lenders under a particular Facility, (i) except to the extent that the Loan Documents provide that only the Term Loans shall be secured by the Mortgaged Property of the Borrower or any Subsidiary thereof located in the State of New York (the “New York Collateral”), if any Lender shall at any time receive any payment of all or part of the Obligations owing to it, or receive any Collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 10(g), (h), (i) or otherwise), in a greater proportion than any such payment to or Collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, or (ii) if, as a result of any exercise of rights and remedies with respect to the New York Collateral, any Lender holding a Term Loan shall at any time receive any payment of all or part of the Obligations owing to it (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 10(g), (h), (i) or otherwise), in a greater proportion than any such payment to any other Lender, if any, in respect of the Obligations owing to such other Lender, such benefited Lender (each benefited Lender referred to in clauses (i) and (ii) above, a “Benefited Lender”) shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such Collateral, or the proceeds thereof, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such Collateral, or the proceeds thereof, ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment, benefits or proceeds is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b)Subject to Section 12.21 hereof, in addition to any rights and remedies of the Lenders provided by law, each Lender and its Affiliates shall have the right, without prior notice to Parent, Holdings or the Borrower, any such notice being expressly waived by Parent, Holdings and the Borrower to the extent permitted by applicable law, after the occurrence and during the continuance of an Event of Default, upon any amount becoming due and payable by the Borrower hereunder (whether at the stated maturity, by acceleration or otherwise), to set off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final but not including any Excluded Accounts (as defined in the Guarantee and Collateral Agreement), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of Parent, Holdings or the Borrower, as the case may be. Each Lender or its Affiliate, as the case may be, agrees promptly to notify Parent after any such setoff and application made by such Lender or such Affiliate, provided that the failure to give such notice shall not affect the validity of such setoff and application.

12.8.    U.S.A. Patriot Act. Each Lender hereby notifies the Borrower that pursuant to the requirements of the U.S.A. Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Lenders to identify the Borrower and the Guarantors in accordance with the U.S.A. Patriot Act.
12.9.    Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement or of a Lender Addendum by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. A set of the copies of this Agreement signed by all the parties shall be lodged with Holdings and the Administrative Agent.
12.10.    Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
12.11.    Integration. This Agreement and the other Loan Documents represent the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Arranger, any Agent or any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents. Notwithstanding the foregoing, those certain provisions set forth in that certain engagement letter among Parent, Borrower and Wells Fargo Securities, LLC dated as of June 9, 2015 that expressly survive the termination of such engagement letter and the entering into of definitive financing documentation shall survive the entering into of this Agreement and the other Loan Documents.
12.12.    GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.
12.13.    Submission To Jurisdiction; Waivers. Each of the Agents, the Lenders, Parent, Holdings and the Borrower hereby irrevocably and unconditionally:

(i)submits for itself and its Property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof; provided that any suit seeking enforcement against any Collateral or other Property may be brought, at Administrative Agent’s option, in the courts of any jurisdiction where Administrative Agent elects to bring such action or where such Collateral or other Property may be found;
(ii)consents that any such action or proceeding shall be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;
(iii)agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Parent or Holdings, as the case may be, at its address set forth in Section 12.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;
(iv)agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law; and
(v)waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages.
12.14.    Acknowledgments. Each of Parent, Holdings and the Borrower hereby acknowledges that:

(i)it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents and that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto;
(ii)neither the Arranger, any Agent, any Lender nor any of their Affiliates has any fiduciary or advisory relationship with or duty to Parent, Holdings, Borrower or any of their affiliates arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between the Arranger, the Agents and the Lenders, on one hand, and Parent, Holdings and the Borrower, on the other hand, in connection herewith or therewith is solely that of debtor and creditor;
(iii)no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Arranger, the Agents and the Lenders or among Parent, Holdings, the Borrower and the Lenders;
(iv)the Arranger, each Agent, each Lender and their Affiliates may have economic interests that conflict with those of Parent, Holdings or the Borrower, their stockholders and/or their Affiliates; and
(v)Parent, Holdings and Borrower acknowledge and agree that the transactions contemplated by the Loan Documents (including the exercise of any rights and remedies hereunder and thereunder) are arm’s-length commercial transactions between the Lenders, on the one hand, and the Loan Parties, on the other hand.

None of Parent, Holdings or Borrower will claim that the Arranger, any Agent or any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to such Person, in connection with the transactions contemplated hereby or the process leading thereto.
12.15.    Confidentiality. Each of the Agents and the Lenders agrees to keep confidential all non-public information provided to it by any Loan Party pursuant to this Agreement; provided that nothing herein shall prevent any Agent or any Lender from disclosing any such information (a) to the Arranger, any Agent, any other Lender or any affiliate of any thereof, (b) to any Participant or Assignee (other than any Disqualified Institution, each, a “Transferee”) or prospective Transferee that agrees to comply with the provisions of this Section so long as the Borrower has not already affirmatively declined to consent to the assignment by such Agent or Lender to such prospective Transferee prior to such disclosure, (c) to any of its employees, directors, agents, attorneys, accountants and other professional advisors who have a need to know such information and are or have been advised of their obligation to keep such information confidential, (d) to any financial institution that is a direct or indirect contractual counterparty in swap agreements or such contractual counterparty’s professional advisor (so long as such contractual counterparty or professional advisor to such contractual counterparty agrees to be bound by the provisions of this Section), (e) upon the request or demand of any Governmental Authority purporting to have jurisdiction over it and (except with respect to routine or ordinary course audit or examination conducted by bank accountants or any governmental or bank regulatory authority exercising examination or regulatory authority) such Agent or Lender shall use commercially reasonable efforts in providing prior written notice to Borrower of such disclosure to the extent permitted by applicable Requirements of Law, (f) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law, and such Agent or Lender shall use commercially reasonable efforts in providing prior written notice to Borrower of such disclosure to the extent permitted by applicable Requirements of Law, (g) in connection with any litigation or similar proceeding, and such Agent or Lender shall use commercially reasonable efforts in providing prior written notice to Borrower of such disclosure to the extent permitted by applicable Requirements of Law, (h) that has been publicly disclosed other than in breach of this Section, (i) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender’s investment portfolio in connection with ratings issued with respect to such Lender, (j) in connection with the exercise of any remedy hereunder or under any other Loan Document or (k) on a confidential basis to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Loans. In addition, each Agent and each Lender may disclose the existence of this Agreement and the information about this Agreement to market data collectors, similar services providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement and the other Loan Documents.
EACH LENDER ACKNOWLEDGES THAT INFORMATION FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE BORROWER AND ITS RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND THAT IT

WILL HANDLE SUCH MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.
ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWER OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE-LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION ABOUT THE BORROWER AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWER AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON-PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW.
12.16.    Release of Collateral and Guarantee Obligations.

(a)Notwithstanding anything to the contrary contained herein or in any other Loan Document, upon the Disposition of Property not prohibited by the Loan Documents to any Person other than any Loan Party or to which Required Lenders have consented (provided however that the Required Lenders do not have the ability hereunder to release all or substantially all of the Collateral or release all or substantially all of the value of the Guarantees), the security interest in any Collateral being Disposed of in such Disposition shall be automatically released (and if a Person is being Disposed of in a Disposition not prohibited by the Loan Documents (other than to any Loan Party) or a Person becomes or is deemed an Excluded Subsidiary, the Guarantee of such Person, if a Loan Party, under the Guarantee and Collateral Agreement shall be automatically released) and, at the request of Parent or the Borrower in connection with any such Disposition of Property not prohibited by the Loan Documents (to any Person other than any Loan Party), the Administrative Agent shall (without notice to, or vote or consent of, any Lender, or any party to any Specified Hedge Agreement or Specified Cash Management Agreement) take such actions as shall be reasonably requested to release or subordinate its security interest in any Collateral being Disposed of in such Disposition, and to release or subordinate any guarantee obligations (or execute a subordination, non-disturbance or attornment agreement) under any Loan Document of any Person being Disposed of in such Disposition or becomes or is deemed to be an Excluded Subsidiary, to the extent necessary to permit consummation of such Disposition or transaction in accordance with the Loan Documents (it being understood and agreed that the Administrative Agent shall be entitled in connection with any such request by a Loan Party to receive upon the reasonable request of the Administrative Agent prior to the Administrative Agent executing and delivering such releases, a certificate of a Responsible Officer of such Loan Party (i) stating that the Collateral or the Capital Stock subject to such Disposition is being sold or otherwise disposed of in compliance with the terms hereof and (ii) specifying the Collateral or Capital Stock being sold or otherwise disposed of in the transaction).
(b)Notwithstanding anything to the contrary contained herein or any other Loan Document, when all Obligations (other than contingent indemnification obligations not yet due and payable and obligations in respect of any Specified Hedge Agreement or Specified Cash Management Agreement) have been paid in full, all Commitments have terminated or expired and no Letter of Credit shall be outstanding (except (i) Letters of Credit shall be deemed to be no longer outstanding solely for purposes of this Section 12.16(b) if such Letters of Credit have been cash collateralized or another form of credit support has been provided to each relevant Issuing Lender, in each case acceptable to the relevant Issuing Lender and (ii) if the Qualified Counterparty in respect of a Specified Hedge Agreement and the Borrower have advised the Administrative Agent in writing (pursuant to clause (iii) of the definition of “Qualified Counterparty”) that the Administrative Agent is not authorized to release the Collateral and the guarantee in the manner contemplated by this Section 12.16(b) unless such Qualified Counterparty is provided with a substitute Lien and/or substitute guarantee or other form of collateral satisfactory to such Qualified Counterparty, then the Administrative Agent shall not release the Collateral and the guarantee in the manner contemplated by this Section 12.16(b) unless it has been advised in writing by the Qualified Counterparty that it has no objections to the release in full of the Lien and guarantee in the manner contemplated by this Section 12.16(b)), (A) the Collateral shall be automatically released from the Liens created by the Security Documents, (B) the guarantee obligations of the Guarantors shall be automatically released, and (C) the Loan Documents and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Loan Party under the Loan Documents shall terminate, all without delivery of any instrument or performance of any act by any Person. In connection with the foregoing, upon request of Parent, the Administrative Agent shall (without notice to, or vote or consent of, any Lender, or any affiliate of any Lender that is a party to any Specified Hedge Agreement or any Specified Cash Management Agreement) take such actions as shall be required or reasonably requested to release its security interest in all Collateral, and to release all guarantee obligations under any Loan Document, whether or not on the date of such release there may be outstanding Obligations in respect of Specified Hedge Agreements (subject to the foregoing) or Specified Cash Management Agreements. Any such release of guarantee obligations shall be deemed subject to the provision that such guarantee obligations shall be reinstated if after such release any portion of any payment in respect of the Obligations guaranteed thereby shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrower or any Guarantor or any substantial part of its Property, or otherwise, all as though such payment had not been made.
12.17.    Accounting Changes. In the event that any “Accounting Change” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then Parent, the Borrower and the Administrative Agent agree to enter into negotiations in order to amend such provisions of this Agreement so as to equitably reflect such Accounting Changes with the desired result that the criteria for evaluating the financial condition of Parent and the Borrower shall be the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by Parent, Holdings, the Borrower, the Administrative Agent and the Required Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred. “Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or, if applicable, the SEC. Notwithstanding anything in this Agreement to the contrary, any change in GAAP that would require operating leases to be treated similarly to capital leases shall not be given effect in the definition of Indebtedness or any related definitions or in the computation of any financial ratio or requirement hereunder.

12.18.    Delivery of Lender Addenda. Each initial Lender shall become a party to this Agreement by delivering to the Administrative Agent a Lender Addendum duly executed by such Lender, the Borrower and the Administrative Agent.
12.19.    WAIVERS OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.
12.20.    Usury Savings Clause. Notwithstanding any other provision herein, the aggregate interest rate charged with respect to any of the Obligations, including all charges or fees in connection therewith deemed in the nature of interest under applicable law shall not exceed the Highest Lawful Rate. If the rate of interest (determined without regard to the preceding sentence) under this Agreement at any time exceeds the Highest Lawful Rate, the outstanding amount of the Loans made hereunder shall bear interest at the Highest Lawful Rate until the total amount of interest due hereunder equals the amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect. In addition, if when the Loans made hereunder are repaid in full the total interest due hereunder (taking into account the increase provided for above) is less than the total amount of interest which would have been due hereunder if the stated rates of interest set forth in this Agreement had at all times been in effect, then to the extent permitted by law, Borrower shall pay to Administrative Agent an amount equal to the difference between the amount of interest paid and the amount of interest which would have been paid if the Highest Lawful Rate had at all times been in effect. Notwithstanding the foregoing, it is the intention of Lenders and Borrower to conform strictly to any applicable usury laws. Accordingly, if any Lender contracts for, charges, or receives any consideration which constitutes interest in excess of the Highest Lawful Rate, then any such excess shall be cancelled automatically and, if previously paid, shall at such Lender’s option be applied to the outstanding amount of the Loans made hereunder or be refunded to Borrower.
12.21.    Amendment and Restatement.
(a)On the Closing Date, the Existing Credit Agreement shall be amended and restated in its entirety by this Agreement and the Existing Credit Agreement shall thereafter be of no further force and effect to evidence the incurrence by the Borrower of the “Obligations” under and as defined in the Existing Credit Agreement (whether or not such “Obligations” are contingent as of the Closing Date.
(b)On and after the Closing Date, (i) all references to the Existing Credit Agreement in the Loan Documents (other than this Agreement) shall be deemed to refer to this Agreement and (ii) all references to any section (or subsection) of the Existing Credit Agreement in any Loan Document (but not herein) shall be amended to become, mutatis mutandis, references to the corresponding provisions of this Agreement.
(c)For the avoidance of doubt, unless otherwise specified in this Agreement, all “baskets” set forth in this Agreement shall be calculated from the Closing Date.

[Remainder of the page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

SIX FLAGS ENTERTAINMENT CORPORATION, as Parent By:/s/ John M. Duffey Name:John M. Duffey Title:Executive Vice President and Chief Financial Officer

SIX FLAGS OPERATIONS INC., as Holdings By:/s/ John M. Duffey Name:John M. Duffey Title:Executive Vice President and Chief Financial Officer

SIX FLAGS THEME PARKS INC., as Borrower By:/s/ John M. Duffey Name:John M. Duffey Title:Executive Vice President and Chief Financial Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent, an Issuing Bank, the Swing Line Lender and a Lender
By: /s/ Reginald M. Goldsmith III Name:Reginald M. Goldsmith III Title:Managing Director